As filed with the Securities and Exchange Commission on April 21, 2014
Commission File Nos.  333-192971
811-08664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ ]

Pre-Effective Amendment No. 1	[X]

Post-Effective Amendment No.	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 443	[X]

JACKSON NATIONAL SEPARATE ACCOUNT - I
(Exact Name of Registrant)

JACKSON NATIONAL LIFE INSURANCE COMPANY
(Name of Depositor)

1 Corporate Way, Lansing, Michigan 48951
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code: (517) 381-5500

Thomas J. Meyer, Esq., Senior Vice President, Secretary and General Counsel
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951
(Name and Address of Agent for Service)

Copy to:
Frank J. Julian, Esq., Assistant Vice President, Legal
Jackson National Life Insurance Company, 1 Corporate Way, Lansing, MI 48951

Approximate Date of Proposed Public Offering: As soon as practicable after effectiveness of the registration statement.

Title of Securities Being Registered: the variable portion of Flexible Premium Fixed and Variable Deferred Annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ELITE ACCESS BROKERAGE EDITION SM

FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

The date of this prospectus is April 28, 2014.  This prospectus states the information about the S eparate A ccount, the Contract, and Jackson National Life Insurance Company (“Jackson®”) you should know before investing.  This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations.  The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus.  If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus.  You should carefully read this prospectus in conjunction with any applicable supplements.  It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations or other non-material variations.  This information is meant to help you decide if the Contract will meet your needs.  Please carefully read this prospectus and any related documents and keep everything together for future reference.  Additional information about the S eparate A ccount can be found in the statement of additional information (“SAI”) dated April 28, 2014 that is available upon request without charge.  To obtain a copy, complete the Statement of Additional Information Request Form on page 51 , or contact us at our:

Annuity Service Center
P.O. Box 30314
Lansing, Michigan 48909-7814
1-800-644-4565
www.jackson.com

We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse initial and any or all subsequent Premium payments.  Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus.

We offer other variable annuity products with different product features, benefits and charges.  In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure.  Ask your representative about availability and the details.

The SAI is incorporated by reference into this prospectus, and its table of contents appears on page 51 .  The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering.  The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson is relying on SEC Rule 12h-7, which exempts insurance companies from filing periodic reports under the Securities Exchange Act of 1934 with respect to variable annuity contracts that are registered under the Securities Act of 1933 and regulated as insurance under state law.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus.  It is a criminal offense to represent otherwise.  We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

• Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

The Contract makes available for investment fixed and variable options.  The fixed options are not available if you elect the Liquidity Option.  The variable options are Investment Divisions of the Separate Account, each of which invests in one of the following F unds – all class A shares (the “Funds”):

JNL Series Trust	Curian Variable Series Trust

JNL/American Funds ® Growth-Income Fund	Curian Guidance – Interest Rate Opportunities Fund
JNL/American Funds International Fund	Curian Guidance – Multi-Strategy Income Fund
JNL/AllianceBernstein Dynamic Asset Allocation Fund	Curian Guidance – Equity Income Fund
JNL/AQR Managed Futures Strategy Fund	Curian Guidance – Conservative Fund
JNL/BlackRock Commodity Securities Strategy Fund	Curian Guidance – Moderate Fund
JNL/BlackRock Global Allocation Fund	Curian Guidance – Growth Fund
JNL/Brookfield Global Infrastructure and MLP Fund	Curian Guidance – Moderate Growth Fund
JNL/DFA U.S. Core Equity Fund	Curian Guidance – Maximum Growth Fund
JNL/Eastspring Investments Asia ex-Japan Fund	Curian Guidance – Tactical Moderate Growth Fund
JNL/Eastspring Investments China-India Fund	Curian Guidance – Tactical Maximum Growth Fund
JNL/Franklin Templeton Global Multisector Bond Fund	Curian Guidance – Institutional Alt 65 Fund
JNL/Franklin Templeton Income Fund	Curian Guidance – Institutional Alt 100 Conservative Fund
JNL/Franklin Templeton International Small Cap Growth Fund	Curian Guidance – Institutional Alt 100 Moderate Fund
JNL/Franklin Templeton Small Cap Value Fund	Curian Guidance – Institutional Alt 100 Growth Fund
JNL/Goldman Sachs Emerging Markets Debt Fund	Curian Guidance – International Opportunities Conservative
JNL/Invesco Global Real Estate Fund	Fund
JNL/Invesco International Growth Fund	Curian Guidance – International Opportunities Moderate Fund
JNL/Invesco Small Cap Growth Fund	Curian Guidance – International Opportunities Growth Fund
JNL/Ivy Asset Strategy Fund	Curian Guidance – Equity 100 Fund
JNL/JPMorgan MidCap Growth Fund	Curian Guidance – Fixed Income 100 Fund
JNL/Lazard Emerging Markets Fund	Curian Guidance – Real Assets Fund
JNL/Mellon Capital Index 5 Fund	Curian Tactical Advantage 35 Fund
JNL/Mellon Capital Emerging Markets Index Fund	Curian Tactical Advantage 60 Fund
JNL/Mellon Capital European 30 Fund	Curian Tactical Advantage 75 Fund
JNL/Mellon Capital Global Alpha Fund	Curian Dynamic Risk Advantage – Diversified Fund
JNL/Mellon Capital Pacific Rim 30 Fund	Curian Dynamic Risk Advantage – Growth Fund
JNL/Mellon Capital S&P 500 Index Fund	Curian Dynamic Risk Advantage – Income Fund
JNL/Mellon Capital S&P 400 MidCap Index Fund	Curian/Aberdeen Latin America Fund
JNL/Mellon Capital Small Cap Index Fund	Curian/American Funds® Global Growth Fund
JNL/Mellon Capital International Index Fund	Curian/American Funds® Growth Fund
JNL/Mellon Capital Bond Index Fund	Curian/AQR Risk Parity Fund
JNL/Mellon Capital Utilities Sector Fund	Curian/Ashmore Emerging Market Small Cap Equity Fund
JNL/MMRS Conservative Fund	Curian/Baring International Fixed Income Fund
JNL/MMRS Growth Fund	Curian/BlackRock Global Long Short Credit Fund
JNL/MMRS Moderate Fund	Curian/ CenterSquare International REIT Fund
JNL/PIMCO Real Return Fund	Curian/DFA U.S. Micro Cap Fund
JNL/PIMCO Total Return Bond Fund	Curian/DoubleLine Total Return Fund
JNL/PPM America Floating Rate Income Fund	Curian/Eaton Vance Global Macro Absolute Return Advantage
JNL/PPM America High Yield Bond Fund	Fund
JNL/PPM America Mid Cap Value Fund	Curian/Epoch Global Shareholder Yield Fund
JNL/Red Rocks Listed Private Equity Fund	Curian/FAMCO Flex Core Covered Call Fund
JNL/Scout Unconstrained Bond Fund	Curian Focused International Equity Fund
JNL/T. Rowe Price Established Growth Fund	Curian Focused U.S. Equity Fund
JNL/T. Rowe Price Short-Term Bond Fund	Curian/Franklin Templeton Frontier Markets Fund
JNL/T. Rowe Price Value Fund	Curian/Franklin Templeton Natural Resources Fund
JNL/WMC Balanced Fund	Curian/Lazard International Strategic Equity Fund
JNL/WMC Money Market Fund	Curian Long Short Credit Fund
JNL/S&P Competitive Advantage Fund	Curian/Neuberger Berman Currency Fund
JNL/S&P Dividend Income & Growth Fund	Curian/Neuberger Berman Risk Balanced Commodity Strategy
JNL/S&P Intrinsic Value Fund	Fund
JNL/S&P Total Yield Fund	Curian/Nicholas Convertible Arbitrage Fund
JNL/S&P Mid 3 Fund	Curian/PIMCO Credit Income Fund
JNL/S&P 4 Fund	Curian/PineBridge Merger Arbitrage Fund

Curian/Schroder Emerging Europe Fund	JNL/Mellon Capital S&P® SMid 60 Fund
Curian/T. Rowe Price Capital Appreciation Fund	JNL/Mellon Capital NYSE® International 25 Fund
Curian/The Boston Company Equity Income Fund	JNL/Mellon Capital Communications Sector Fund
JNL/Mellon Capital Consumer Brands Sector Fund
JNL/Mellon Capital Financial Sector Fund
Curian/UBS Global Long Short Fixed Income Opportunities	JNL/Mellon Capital Healthcare Sector Fund
Fund	JNL/Mellon Capital Oil & Gas Sector Fund
Curian/Van Eck International Gold Fund	JNL/Mellon Capital Technology Sector Fund

JNL Variable Fund LLC

JNL/Mellon Capital Nasdaq® 25 Fund
JNL/Mellon Capital Value Line® 30 Fund

The Funds are not the same mutual funds that you would buy directly from a retail mutual fund or through your stockbroker.  The prospectuses for the Funds are attached to this prospectus.

TABLE OF CONTENTS
GLOSSARY	1
KEY FACTS	3
FEES AND EXPENSES TABLES	4
Owner Transaction Expenses	4
Periodic Expenses	5
Total Annual Fund Operating Expenses	5
EXAMPLE	9
CONDENSED FINANCIAL INFORMATION	10
THE ANNUITY CONTRACT	10
JACKSON	10
THE FIXED ACCOUNT	11
Fixed Account Options	11
THE SEPARATE ACCOUNT	13
INVESTMENT DIVISIONS	13
JNL Series Trust	15
Curian Variable Series Trust	21
JNL Variable Fund LLC	29
Voting Privileges	30
Substitution	31
CONTRACT CHARGES	31
Mortality and Expense Risk Charge	31
Annual Contract Maintenance Charge	31
Administration Charge	31
Transfer Charge	31
Withdrawal Charge	31
Liquidity Option Charge	33
Commutation Fee	33
Other Expenses	33
Premium Taxes	33
Income Taxes	33
DISTRIBUTION OF CONTRACTS	33
PURCHASES	35
Minimum Initial Premium	35
Minimum Additional Premiums	35
Maximum Premiums	35
Allocations of Premium	36
Capital Protection Program	36
Accumulation Units	36
TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS	37
Potential Limits and Conditions on Fixed Account Transfers	37
Restrictions on Transfers: Market Timing	38
TELEPHONE AND INTERNET TRANSACTIONS	39
The Basics	39
What You Can Do and How	39
What You Can Do and When	39
How to Cancel a Transaction	39
Our Procedures	39
ACCESS TO YOUR MONEY	40
Liquidity Option	40
Systematic Withdrawal Program	40
Suspension of Withdrawals or Transfers	41
INCOME PAYMENTS (THE INCOME PHASE)	41
Fixed Income Payments	41
Variable Income Payments	41
Income Options	42
DEATH BENEFIT	42
Payout Options	43
Pre-Selected Payout Options	43
Spousal Continuation Option	43
Death of Owner On or After the Income Date	43
Death of Annuitant	43
TAXES	44
Contract Owner Taxation	44
Tax-Qualified and Non-Qualified Contracts	44
Non-Qualified Contracts – General Taxation	44
Non-Qualified Contracts – Aggregation of Contracts	44
Non-Qualified Contracts – Withdrawals and Income Payments	44
Non-Qualified Contracts – Required Distributions	45
Tax-Qualified Contracts – Withdrawals and Income Payments	45
Withdrawals – Tax-Sheltered Annuities	45
Withdrawals – Roth IRAs	45
Constructive Withdrawals – Investment Adviser Fees	45
Death Benefits	45
Assignment	46
Diversification	46
Owner Control	46
Withholding	46
Jackson Taxation	46
OTHER INFORMATION	47
Dollar Cost Averaging	47
Dollar Cost Averaging Plus (DCA+)	47
Earnings Sweep	47
Guidance Model Portfolios	48
Rebalancing	49
Free Look	49
Advertising	50
Restrictions Under the Texas Optional Retirement Program (ORP)	50
Modification of Your Contract	50
Confirmation of Transactions	50
Legal Proceedings	50
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	51
APPENDIX A (Trademarks, Services Marks, and Related Disclosures)	A-1
APPENDIX B (Broker-Dealer Support)	B-1

GLOSSARY

These terms are capitalized when used throughout this prospectus because they have special meaning.  In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit – a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

Annuitant – the natural person on whose life annuity payments for this Contract are based.  The Contract allows for the naming of joint Annuitants.  Any reference to the Annuitant includes any joint Annuitant.

Annuity Unit – a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

Beneficiary – the natural person or legal entity designated to receive any Contract benefits upon the Owner's death.  The Contract allows for the naming of multiple Beneficiaries.

Business Day – each day that the New York Stock Exchange is open for business.

Completed Year – the succeeding twelve months from the date on which we receive a Premium payment.  Completed Years specify the years from the date of receipt of the Premium and does not refer to Contract Years.  If the Premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary.  The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year and ends the day before the next Contract Anniversary.

If the Premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years.  For example, if the Issue Date is January 15, 2015 and a Premium payment is received on February 28, 2015 then, although the first Contract Anniversary is January 15, 2016, Completed Year 0-1 for that Premium payment would begin on February 28, 2015 and end on February 27, 2016.  Completed Year 1-2 for that Premium payment would begin on February 28, 2016.

Contract – the individual deferred variable and fixed annuity contract.

Contract Anniversary – each one-year anniversary of the Contract's Issue Date.

Contract Month – the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

Contract Monthly Anniversary – each one-month anniversary of the Contract's Issue Date.

Contract Quarter – the period of time between consecutive three-month anniversaries of the Contract's Issue Date.

Contract Quarterly Anniversary – each three-month anniversary of the Contract's Issue Date.

Contract Value – the sum of the allocations between the Contract's Investment Divisions and Fixed Account.

Contract Year – the succeeding twelve months from a Contract's Issue Date and every anniversary.  The first Contract Year (Contract Year 0-1) starts on the Contract's Issue Date and extends to, but does not include, the first Contract Anniversary.  Subsequent Contract Years start on an anniversary date and extend to, but do not include, the next anniversary date.
For example, if the Issue Date is January 15, 2015, then the end of Contract Year 0-1 would be January 14, 2016, and January 15, 2016, which is the first Contract Anniversary, begins Contract Year 1-2.

Excess Interest Adjustment – an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, or transferred before the end of the period.

Fixed Account – part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.  The Fixed Account consists of the Fixed Account Options.

Fixed Account Option – a Contract option within the Fixed Account for a specific period under which a stated rate of return will be credited.

Fund – a registered management investment company in which an Investment Division of the Separate Account invests.

General Account – the General Account includes all our assets, including any Contract Value allocated to the Fixed Account, which are available to our creditors.

Good Order – when our administrative requirements, including all information, documentation and instructions deemed necessary by us, in our sole discretion, are met in order to issue a Contract or execute any requested transaction pursuant to the terms of the Contract.

Income Date – the date on which you begin receiving annuity payments.

Issue Date – the date your Contract is issued.

Investment Division – one of multiple variable options of the Separate Account to allocate your Contract’s value, each of which exclusively invests in a different available Fund.  The Investment Divisions are called variable because the return on investment is not guaranteed.

GLOSSARY
Jackson, JNL, we, our, or us – Jackson National Life Insurance Company.  (We do not capitalize “we,” “our,” or “us” in the prospectus.)

Latest Income Date – the Contract Anniversary on or next following the date on which the Owner attains age 95 under a non-qualified contract, or such earlier date as required by the applicable qualified plan, law or regulation.

Liquidity Option – an optional benefit that provides for no withdrawal charges.

Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract.  Usually, but not always, the Owner is the Annuitant.  The Contract allows for the naming of joint Owners.  (We do not capitalize “you” or “your” in the prospectus.)  Any reference to the Owner includes any joint Owner.

Premium(s) – considerations paid into the Contract by or on behalf of the Owner.  The maximum aggregate Premium payments you may make without prior approval is $2.5 million.  This maximum amount is subject to further limitations at any time on both initial and subsequent Premium payments.

Remaining Premium – the total Premium paid reduced by withdrawals that incur withdrawal charges, and withdrawals of Premiums that are no longer subject to withdrawal charges.

Separate Account – Jackson National Separate Account – I.  The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

KEY FACTS

The immediately following two sections briefly introduce the Contract (and its benefits and features) and its costs; however, please carefully read the whole prospectus and any related documents before purchasing the Contract to be sure that it will meet your needs.

Allocation Options
The Contract makes available Investment Divisions and a Fixed Account for allocation of your Premium payments and Contract Value.  For more information about the Fixed Account, please see “THE FIXED ACCOUNT” beginning on page 11.  For more information about the Investment Divisions, please see “INVESTMENT DIVISIONS” beginning on page 13 .

Investment Purpose
The Contract is intended to help you save for retirement or another long-term investment purpose.  The Contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan.  Qualified plans confer their own tax deferral.  For more information, please see “TAXES” beginning on page 44 .

Free Look
If you change your mind about having purchased the Contract, you may return it without penalty.  There are conditions and limitations, including time limitations, depending on where you live.  For more information, please see “Free Look” beginning on page 49.  In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account or the JNL/WMC Money Market Investment Division during the free look period, unless we are specifically directed to allocate the Premiums to the Investment Divisions.  State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Optional Features
An optional Liquidity Option may be elected for an additional charge.  This option may not be available in all states or through all broker-dealers.   For more information, please see “LIQUIDITY OPTION” beginning on page 40.

Purchases
There are minimum and maximum Premium requirements.  The Contract also has a Premium protection option, namely the Capital Protection Program.    For more information about this option, please see “PURCHASES” beginning on page 35 .

Withdrawals
Before the Income Date, there are a number of ways to access your Contract Value, generally subject to a charge or adjustment, particularly during the early Contract Years.  The Contract has a free withdrawal provision or the optional Liquidity Option.  For more information, please see “ACCESS TO YOUR MONEY” beginning on page 40 .

Income Payments	There are a number of income options available. For more information, please see “INCOME PAYMENTS (THE INCOME PHASE)” beginning on page 41 .

Death Benefit	The Contract has a death benefit that becomes payable if you die before the Income Date. For more information, please see “DEATH BENEFIT” beginning on page 42 .

Contract Charges
Various charges apply under the Contract as summarized in the “FEES AND EXPENSES TABLES” below.  If the Contract Value is insufficient to pay the charges under the Contract, the Contract will terminate without value.

FEES AND EXPENSES TABLES

The following tables describe the fees and expenses that you will pay when purchasing, owning and surrendering the Contract.  The first table (and footnotes) describes the fees and expenses that you will pay at the time that you purchase the Contract, surrender the Contract or transfer cash value between investment options.  Fees and expenses also may apply after the Income Date.  For more information, please see “Commutation Fee” on page 33, and “INCOME PAYMENTS (THE INCOME PHASE) ” beginning on page 41.

Owner Transaction Expenses

Front-end Sales Load	None

Maximum Withdrawal Charge 1
Percentage of Premium withdrawn, if applicable	6.5%

Maximum Premium Taxes 2
Percentage of each Premium	3.5%

Transfer Charge 3
Per transfer after 15 in a Contract Year	$25

Expedited Delivery Charge 4	$22.50

1
There may be a withdrawal charge on the following withdrawals of Contract Value:  withdrawals in excess of the free withdrawal amounts; withdrawals under a tax-qualified Contract that exceed the required minimum distributions of the Internal Revenue Code; withdrawals in excess of the free withdrawal amount to meet the required minimum distributions of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distributions of a Roth IRA annuity; a total withdrawal; and withdrawals on an Income Date that is within one year of the Issue Date.  The withdrawal charge is a schedule lasting five Completed Years following each Premium (state variations may apply), or there is an optional Liquidity Option available that provides for no withdrawal charges.

    Withdrawal Charge (as a percentage of Premium payments)

Completed Years Since Receipt Of Premium
0-1	1-2	2-3	3-4	4-5	5+
6.5%	6.0%	5.0%	4.0%	3.0%	0%

2	Premium taxes generally range from 0 to 3.5% and vary by state.

3
We do not count transfers in conjunction with D ollar C ost A veraging, E arnings S weep, R ebalancing, and periodic automatic transfers.   For information on the Dollar Cost Averaging, Earnings Sweep and Rebalancing programs please see the applicable section under “OTHER INFORMATION” beginning on page 47.

4	For overnight delivery on Saturday; otherwise, the overnight delivery charge is $10 for withdrawals. We also charge $20 for wire transfers in connection with withdrawals.

The next table (and footnotes) describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Funds’ fees and expenses.

Periodic Expenses

Base Contract

Annual Contract Maintenance Charge 5	$50

Separate Account Annual Expenses
Annual percentage of average daily account value of Investment Divisions

Mortality And Expense Risk Charge	0.85%

Administration Charge 6	0.15%

Total Separate Account Annual Expenses for Base Contract	1.00%

Optional Benefit Charge – The following optional benefit is available for an additional charge. The charge is based on average daily Contract Value in the Investment Divisions.

Liquidity Option	0.25%

5
This charge is waived on Contract Value of $50,000 or more.  This charge is deducted proportionally from allocations to the Investment Divisions and the Fixed Account either annually (on your Contract Anniversary) or in conjunction with a total withdrawal, as applicable.

6
This charge is waived if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated as of that date.

The next item shows the minimum and maximum total annual operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract.

Total Annual Fund Operating Expenses

(Expenses that are deducted from Fund assets, including management and administration fees, 12b-1 service fees and other expenses.)

Minimum: 0.5 6%

Maximum: 2.44%

More detail concerning each Fund's fees and expenses is below. But please refer to the Funds' prospectuses for even more information, including investment objectives, performance, and information about the Funds' Advisers, Administrators, and Sub-Advisers.

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses	Contractual Fee Waiver and/or Expense Reimbursement	Net Total Annual Fund Operating Expenses
JNL Series Trust
JNL/American Funds Growth-Income	0.96%A	0.25%A	0.17%A, G	0.00%	1.38% A	(0.40%)B	0.98%A,B
JNL/American Funds International	1.34%A	0.25%A	0.20%A, G	0.00%	1.79%A	(0.60%)B	1.19%A,B
JNL/DFA U.S. Core Equity	0.61%	0.20%	0.10%F	0.00%	0.91%	(0.11%)C	0.80% C
JNL/Franklin Templeton Global Multisector Bond	0.74%	0.20%	0.15%G	0.02%	1.11%	(0.01%)C	1.10%C
JNL/Goldman Sachs Emerging Markets Debt	0.71%	0.20%	0.16%G	0.01%	1.08%	(0.01%)C	1.07%C
JNL/Invesco Small Cap Growth	0.83%	0.20%	0.10%F	0.01%	1.14%	(0.02%)C	1.12%C
JNL/Mellon Capital Global Alpha	1.00%	0.20%	0.15%G	0.03%	1.38%	(0.00%)I	1.38%I
JNL/Mellon Capital S&P 500 Index	0.24%	0.20%	0.13%F	0.00%	0.57%	(0.01%)C	0.56%C
JNL/T. Rowe Price Value	0.62%	0.20%	0.10%F	0.00%	0.92%	(0.01%)C	0.91%C
JNL/WMC Money Market	0.26%	0.20%	0.11%F	0.00%	0.57%	(0.38%)D	0.19%D
Curian Variable Series Trust
Curian Tactical Advantage 35	0.75%	0.25%	0.22%N	0.24%	1.46%	(0.30%)K	1.16%K
Curian Tactical Advantage 60	0.75%	0.25%	0.22%N	0.26%	1.48%	(0.30%)K	1.18%K
Curian Tactical Advantage 75	0.75%	0.25%	0.22%N	0.28%	1.50%	(0.30%)K	1.20%K
Curian Dynamic Risk Advantage – Diversified	0.85%R	0.25%	0.22%N	0.05%	1.37%	(0.07%)K	1.30%K
Curian Dynamic Risk Advantage - Growth	0.85%R	0.25%	0.22%N	0.07%	1.39%	(0.07%)K	1.32%K
Curian Dynamic Risk Advantage – Income	0.85%R	0.25%	0.22%N	0.37%	1.69%	(0.35%)K	1.34%K
Curian/American Funds® Growth	1.18%M	0.25%M	0.14%M, Q	0.00%	1.57%M	(0.50%)L	1.07%L, M
Curian/American Funds® Global Growth	1.32%P	0.25%P	0.15%P, Q	0.00%	1.72%P	(0.65%)O	1.07%O, P
Curian/AQR Risk Parity	0.85%	0.25%	0.24%N	0.03%	1.37%	(0.20%)K	1.17%K
Curian/DoubleLine® Total Return	0.50%	0.25%	0.22%N	0.01%	0.98%	(0.12%)K	0.86%K
Curian Focused International Equity	0.80%	0.25%	0.22%N	0.01%	1.28%	(0.02%)K	1.26%K
Curian Focused U.S. Equity	0.70%	0.25%	0.22%N	0.00%	1.17%	(0.11%)K	1.06%K
Curian/T. Rowe Price Capital Appreciation	0.70%	0.25%	0.21%N	0.01%	1.17%	(0.14%)S	1.03%S

Fund Operating Expenses (As an annual percentage of each Fund's average daily net assets) Fund Name	Management Fee	Distribution and/or Service (12b-1) Fees	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses
JNL Series Trust
JNL/AllianceBernstein Dynamic Asset Allocation	0.75%	0.20%	0.16%G	0.02%	1.13%
JNL/AQR Managed Futures Strategy	0.95%	0.20%	0.20%H	0.13%	1.48%
JNL/BlackRock Commodity Securities Strategy	0.62%	0.20%	0.15%G	0.00%	0.97%
JNL/BlackRock Global Allocation	0.72%	0.20%	0.16%G	0.01%	1.09%
JNL/Brookfield Global Infrastructure and MLP Fund	0.80%	0.20%	0.15%G	0.00%	1.15%
JNL/Eastspring Investments Asia ex-Japan	0.90%	0.20%	0.17%G	0.00%	1.27%
JNL/Eastspring Investments China-India	0.90%	0.20%	0.21%H	0.00%	1.31%
JNL/Franklin Templeton Income	0.63%	0.20%	0.10%F	0.01%	0.94%
JNL/Franklin Templeton International Small Cap Growth	0.95%	0.20%	0.15%G	0.01%	1.31%
JNL/Franklin Templeton Small Cap Value	0.78%	0.20%	0.10%F	0.01%	1.09%
JNL/Invesco Global Real Estate	0.70%	0.20%	0.15%G	0.00%	1.05%
JNL/Invesco International Growth	0.63%	0.20%	0.16%G	0.02%	1.01%
JNL/Ivy Asset Strategy	0.85%	0.20%	0.15%G	0.00%	1.20%
JNL/JPMorgan MidCap Growth	0.65%	0.20%	0.11%F	0.01%	0.97%
JNL/Lazard Emerging Markets	0.87%	0.20%	0.16%G	0.00%	1.23%
JNL/Mellon Capital European 30	0.35%	0.20%	0.20%H	0.00%	0.75%
JNL/Mellon Capital Pacific Rim 30	0.32%	0.20%	0.21%H	0.01%	0.74%
JNL/Mellon Capital S&P 400 MidCap Index	0.25%	0.20%	0.13%F	0.00%	0.58%
JNL/Mellon Capital Small Cap Index	0.25%	0.20%	0.11%F	0.00%	0.56%
JNL/Mellon Capital International Index	0.26%	0.20%	0.17%G	0.00%	0.63%
JNL/Mellon Capital Bond Index	0.26%	0.20%	0.10%F	0.01%	0.57%
JNL/Mellon Capital Emerging Markets Index	0.39%	0.20%	0.20%G	0.01%	0.80%
JNL/Mellon Capital Utilities Sector	0.34%	0.20%	0.19%G	0.00%	0.73%
JNL/Mellon Capital Index 5	0.00%	0.00%	0.05%E	0.58%	0.63%
JNL/MMRS Conservative	0.30%	0.00%	0.06%E	0.89%	1.25%
JNL/MMRS Growth	0.30%	0.00%	0.06%E	0.92%	1.28%
JNL/MMRS Moderate	0.30%	0.00%	0.06%E	0.91%	1.27%
JNL/PIMCO Real Return	0.49%	0.20%	0.17%F	0.00%	0.86%
JNL/PIMCO Total Return Bond	0.50%	0.20%	0.10%F	0.00%	0.80%
JNL/PPM America Floating Rate Income	0.62%	0.20%	0.16%G	0.01%	0.99%
JNL/PPM America High Yield Bond	0.43%	0.20%	0.11%F	0.02%	0.76%
JNL/PPM America Mid Cap Value	0.75%	0.20%	0.11%F	0.00%	1.06%
JNL/Red Rocks Listed Private Equity	0.81%	0.20%	0.16%G	1.27%	2.44%
JNL/Scout Unconstrained Bond	0.65%	0.20%	0.16%G	0.00%	1.01%
JNL/T. Rowe Price Established Growth	0.56%	0.20%	0.10%F	0.00%	0.86%
JNL/T. Rowe Price Short-Term Bond	0.40%	0.20%	0.10%F	0.00%	0.70%
JNL/WMC Balanced	0.43%	0.20%	0.11%F	0.01%	0.75%
JNL/S&P Competitive Advantage	0.37%	0.20%	0.10%F	0.00%	0.67%
JNL/S&P Dividend Income & Growth	0.36%	0.20%	0.11%F	0.00%	0.67%
JNL/S&P Intrinsic Value	0.37%	0.20%	0.11%F	0.00%	0.68%
JNL/S&P Total Yield	0.38%	0.20%	0.10%F	0.00%	0.68%
JNL/S&P Mid 3	0.50%	0.20%	0.11%F	0.00%	0.81%
JNL/S&P 4	0.00%	0.00%	0.05%E	0.68%	0.73%
JNL Variable Fund LLC
JNL/Mellon Capital Nasdaq® 25	0.29%	0.20%	0.19%G	0.00%	0.68%
JNL/Mellon Capital Value Line® 30	0.29%	0.20%	0.23%G	0.00%	0.72%
JNL/Mellon Capital S&P® SMid 60	0.29%	0.20%	0.17%G	0.00%	0.66%
JNL/Mellon Capital NYSE® International 25	0.33%	0.20%	0.25%H	0.00%	0.78%
JNL/Mellon Capital Communications Sector	0.32%	0.20%	0.18%G	0.00%	0.70%
JNL/Mellon Capital Consumer Brands Sector	0.29%	0.20%	0.18%G	0.00%	0.67%
JNL/Mellon Capital Financial Sector	0.29%	0.20%	0.18%G	0.00%	0.67%
JNL/Mellon Capital Healthcare Sector	0.29%	0.20%	0.17%G	0.00%	0.66%
JNL/Mellon Capital Oil & Gas Sector	0.28%	0.20%	0.18%G	0.00%	0.66%
JNL/Mellon Capital Technology Sector	0.29%	0.20%	0.18%G	0.00%	0.67%
Curian Variable Series Trust
Curian Guidance – Conservative	0.15%R	0.00%	0.12%Q	1.07%	1.34%
Curian Guidance – Moderate	0.15%R	0.00%	0.12%Q	1.17%	1.44%
Curian Guidance – Moderate Growth	0.15%R	0.00%	0.12%Q	1.18%	1.45%
Curian Guidance – Growth	0.15%R	0.00%	0.12%Q	0.76%	1.03%
Curian Guidance – Maximum Growth	0.15%R	0.00%	0.12%Q	1.16%	1.43%
Curian Guidance – Tactical Moderate Growth	0.15%R	0.00%	0.12%Q	0.95%	1.22%
Curian Guidance – Tactical Maximum Growth	0.15%R	0.00%	0.12%Q	1.22%	1.49%
Curian Guidance – Equity Income	0.15%R	0.00%	0.12%Q	1.18%	1.45%
Curian Guidance – Institutional Alt 65	0.15%R	0.00%	0.12%Q	1.36%	1.63%
Curian Guidance – Institutional Alt 100 Conservative	0.15%R	0.00%	0.12%Q	1.09%	1.36%
Curian Guidance – Institutional Alt 100 Moderate	0.15%R	0.00%	0.12%Q	1.53%	1.80%
Curian Guidance – Institutional Alt 100 Growth	0.15%R	0.00%	0.12%Q	0.96%	1.23%
Curian Guidance – Equity 100	0.15%R	0.00%	0.12%Q	0.86%	1.13%
Curian Guidance – Fixed Income 100	0.15%R	0.00%	0.12%Q	0.80%	1.07%
Curian Guidance – Real Assets	0.15%R	0.00%	0.12%Q	0.79%	1.06%
Curian Guidance – Interest Rate Opportunities	0.15%R	0.00%	0.12%Q	0.87%	1.14%
Curian Guidance – Multi-Strategy Income	0.15%R	0.00%	0.12%Q	0.72%	0.99%
Curian Guidance – International Opportunities Conservative	0.15%R	0.00%	0.12%Q	0.76%	1.03%
Curian Guidance – International Opportunities Moderate	0.15%R	0.00%	0.12%Q	0.83%	1.10%
Curian Guidance – International Opportunities Growth	0.15%R	0.00%	0.12%Q	0.89%	1.16%
Curian/Aberdeen Latin America	1.35%	0.25%	0.23%N	0.01%	1.84%
Curian/Ashmore Emerging Market Small Cap Equity	1.10%	0.25%	0.24%N	0.00%	1.59%
Curian/Baring International Fixed Income	0.60%	0.25%	0.24%N	0.01%	1.10%
Curian/BlackRock Global Long Short Credit	0.95%	0.25%	0.64%N	0.05%	1.89%
Curian/CenterSquare International REIT	0.80%	0.25%	0.22%N	0.00%	1.27%
Curian/DFA U.S. Micro Cap	0.80%	0.25%	0.22%N	0.00%	1.27%
Curian/Eaton Vance Global Macro Absolute Return Advantage	0.95%	0.25%	0.42%N	0.03%	1.65%
Curian/Epoch Global Shareholder Yield	0.70%	0.25%	0.22%N	0.01%	1.18%
Curian/FAMCO Flex Core Covered Call	0.60%	0.25%	0.22%N	0.01%	1.08%
Curian/Franklin Templeton Frontier Markets	1.40%	0.25%	0.22%N	0.00%	1.87%
Curian/Franklin Templeton Natural Resources	0.80%	0.25%	0.22%N	0.01%	1.28%
Curian/Lazard International Strategic Equity	0.80%	0.25%	0.22%N	0.01%	1.28%
Curian Long Short Credit	0.95%	0.25%	0.22%N	0.01%	1.43%
Curian/Neuberger Berman Currency	0.70%	0.25%	0.22%N	0.01%	1.18%
Curian/Neuberger Berman Risk Balanced Commodity Strategy	0.60%	0.25%	0.22%N	0.02%	1.09%
Curian/Nicholas Convertible Arbitrage	0.85%	0.25%	0.78%N	0.02%	1.90%
Curian/PIMCO Credit Income	0.40%R	0.25%	0.22%N	0.00%	0.87%
Curian/PineBridge Merger Arbitrage	0.85%	0.25%	0.43%N	0.03%	1.56%
Curian/Schroder Emerging Europe	1.10%	0.25%	0.23%N	0.01%	1.59%
Curian/The Boston Company Equity Income	0.55%	0.25%	0.22%N	0.00%	1.02%
Curian/UBS Global Long Short Fixed Income Opportunities	0.95%	0.25%	0.25%N	0.02%	1.47%
Curian/Van Eck International Gold	0.80%	0.25%	0.24%N	0.01%	1.30%

A	Fees and expenses at the Master Fund level for Class 1 shares of each respective Fund are as follows:

JNL/American Funds Growth-Income Fund: Management Fee: 0.27%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.02%; Total Annual Portfolio Operating Expenses: 0.29%.

JNL/American Funds International Fund: Management Fee: 0.49%; Distribution and/or Service (12b-1) Fee: 0%; Other Expenses: 0.05%; Total Annual Portfolio Operating Expenses: 0.54%.

B
Jackson National Asset Management, LLC (“JNAM”) has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the investment advisory and management services. This fee waiver will generally continue as long as the Fund is part of a master-feeder Fund structure, but in any event, the fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees. The Management and the Annual Operating Expense columns in this table reflect the inclusion of the contractual fee waivers.

C
JNAM has entered into a contractual agreement with the Fund under which it will waive a portion of its advisory fee for at least one year from the date of this Prospectus. Thereafter, the waiver will automatically renew for one-year terms unless the Adviser provides written notice of the termination of the agreement to the Board of Trustees within 30 days of the end of the then current term.

D
JNAM has contractually agreed to waive fees and reimburse expenses of the Fund to the extent necessary to limit the total operating expenses of each class of shares of the Fund, exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses, to an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund’s investment income for the period.  The fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver. This fee waiver is subject to yearly review and approval by the Board of Trustees.

E	“Other Expenses” include an Administrative Fee of 0.05% which is payable to JNAM.

F	“Other Expenses” include an Administrative Fee of 0.10% which is payable to JNAM.

G	“Other Expenses” include an Administrative Fee of 0.15% which is payable to JNAM.

H	“Other Expenses” include an Administrative Fee of 0.20% which is payable to JNAM.

I
JNAM has contractually agreed to waive 0.10% of the management fees of the Fund for net assets exceeding $750 million.  The fee waiver will continue for at least one year from the date of the current Prospectus, unless the Adviser notifies the Board of Trustees of a change in or elimination of the waiver within 30 days prior to the end of the then current term.  This fee waiver is subject to yearly review and approval by the Board of Trustees.

K
Curian Capital, LLC has entered into a contractual agreement with the Fund under which it will waive a percentage of its Management Fees.  This fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or Curian Capital, LLC terminates the waiver.

L
Curian Capital, LLC has entered into a contractual agreement with the Fund under which it will waive a portion (currently 0.50%) of its Management Fees for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the advisory and management services.  This fee waiver will continue as long as the Fund is part of a master-feeder structure, but in any event, the waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver.

M
Fees and expenses at the Master Fund level for Class 1 shares are as follows: Curian/American Funds Growth Fund:  Management Fee:  0.33%; Distribution and/or Service (12b-1) Fee: 0.00%; Other Expenses:  0.02%; Total Annual Portfolio Operating Expenses:  0.35%.

N	“Other Expenses” include an Administrative Fee of 0.20% which is payable to Curian Capital, LLC and are based on estimated amounts for the initial fiscal year.

O
Curian Capital, LLC has entered into a contractual agreement with the Fund under which it will waive a portion (currently 0.65%) of its Management Fees for such time as the Fund is operated as a Feeder Fund, because during that time it will not be providing the portfolio management portion of the advisory and management services.  This fee waiver will continue as long as the Fund is part of a master-feeder structure, but in any event, this fee waiver will continue for at least one year from the date of Prospectus, unless the Board of Trustees approves a change in or elimination of the waiver.

P
Fees and expenses at the Master Fund level for Class 1 shares are as follows: Curian/American Funds Global Growth Fund: Management Fee:  0.52%; Distribution and/or Service (12b-1) Fee: 0.00%; Other Expenses:  0.03%; Total Annual Portfolio Operating Expenses:  0.55%.

Q
“Other Expenses” include an Administrative Fee of 0.10% which is payable to Curian Capital, LLC and are based on estimated amounts for the current fiscal year. The Administrative Fee has been restated to reflect a change in the administrative services fee rate effective January 2, 2014.

R      Management Fees have been restated to reflect a change in the management fee rate effective January 2, 2014.

S
Curian Capital, LLC has entered into a contractual agreement with the Fund under which it will waive 0.13% of its Management Fees.  This fee waiver will continue for at least one year from the date of this Prospectus, unless the Board of Trustees approves a change in or Curian Capital, LLC terminates the waiver. In addition, Curian has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to 100% of the net advisory fees an affiliate of the sub-adviser receives that are attributable to certain of the Fund’s investments in funds managed by that affiliate. This waiver will have the effect of reducing the Acquired Funds Fees and Expenses that are indirectly borne by the Fund.  The waiver will continue for at least one year from the date of this Prospectus, so long as the sub-advisory agreement remains in effect, unless the Board of Trustees approves a change in or elimination of the waiver.

EXAMPLE

The example below is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract O wner transaction expenses, Contract fees, Separate Account annual expenses and Fund fees and expenses.

(The Annual Contract Maintenance Charge is determined by dividing the total amount of such charges collected during the calendar year by the total market value of the Investment Divisions and the Fixed Account, if applicable.)

The example assumes that you invest $10,000 in the Contract for the time periods indicated.  Neither transfer fees nor Premium tax charges are reflected in the example.  The example also assumes that your investment has a 5% annual return on assets each year.

The following example includes maximum Fund fees and expenses and the cost of the optional Liquidity Option in years in which a Contract with the Liquidity Option would incur more costs than a Contract without the Liquidity Option.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1, 046	$ 1,701	$ 2,323	$ 4,364

If you annuitize at the end of the applicable time period:

1 year *	3 years	5 years	10 years
$1, 046	$1, 272	$2, 138	$ 4,364

*Withdrawal charges apply to annuitizations occurring within one year of the Contract's Issue Date.

If you do not surrender your Contract:

1 year	3 years	5 years	10 years
$ 421	$1, 272	$2, 138	$ 4,364

The example does not represent past or future expenses.  Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION

The Contracts have not been previously offered so there is no condensed financial information relating to the values of Accumulation Unit s under the Contracts. The value of an Accumulation Unit is determined on the basis of the per share value of an underlying F und less applicable Separate Account charges , including any optional benefit charges that are based on average daily Contract Value in the Investment Divisions and are deducted daily as part of the calculation of the values of the Accumulation Units .

The financial statements of the Separate Account and Jackson can be found in the Statement of Additional Information.  The financial statements of the Separate Account include information about all the contracts offered through the Separate Account.  The financial statements of Jackson that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts.  Jackson's financial statements do not bear on the future investment experience of the assets held in the Separate Account.  For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus.

THE ANNUITY CONTRACT

Your Contract is a contract between you, the Owner, and us.  Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit.  Purchases under tax-qualified plans should be made for other than tax deferral reasons.  Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract.  We will not issue a Contract to someone older than age 85.

Your Contract Value may be allocated to

●	our Fixed Account, as may be made available by us, or as may be otherwise limited by us, and
●	Investment Divisions of the Separate Account that invest in underlying Funds.

Your Contract, like all deferred annuity contracts, has two phases:

●	the accumulation phase, when you make Premium payments to us, and
●	the income phase, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract.  You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form).  We reserve the right to refuse an assignment, and an assignment may be a taxable event.  Please contact our Annuity Service Center for help and more information.

The Contracts are flexible Premium fixed and variable deferred annuities and may be issued as either an individual or a group contract.    Contracts issued in your state may provide different features and benefits than those described in this prospectus.  This prospectus provides a description of the material rights and obligations under the Contract.  Your Contract and any endorsements are the formal contractual agreement between you and the Company.  In those states where Contracts are issued as group contracts, references throughout the prospectus to “Contract(s)” shall also mean “certificate(s).”

JACKSON

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961.  Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951.  We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York.  We are ultimately a wholly owned subsidiary of Prudential plc (London, England).  Prudential plc is also the ultimate parent of PPM America, Inc., a sub-adviser, and Curian Capital, LLC, the investment adviser and administrator for Curian Variable Series Trust. Jackson is the parent of Jackson National Asset Management, LLC (“JNAM”), the investment adviser and administrator for JNL Series Trust and JNL Variable Fund LLC.  JNAM provides certain administrative services with respect to the Separate Account, including separate account administration services and financial and accounting services.  JNAM is located at 225 West Wacker Drive, Chicago, IL  60606.

We issue and administer the Contracts and the Separate Account.  We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

We are working to provide documentation electronically.  When this program is available, we will, as permitted, forward documentation electronically.  Please contact us at our Annuity Service Center for more information.

THE FIXED ACCOUNT

Contract Value allocated to the Fixed Account will be placed with other assets in our General Account.  Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors.  Investors are looking to the financial strength of the insurance company for its obligations under the Contract.  The Fixed Account is not registered with the SEC, and the SEC does not review the information we provide to you about it.  Disclosures regarding the Fixed Account, however, may be subject to the general provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.  Both the availability of, and transfers into and out of, the Fixed Account (which consists of the Fixed Account Options) may be subject to contractual and administrative requirements.  For more information, please see the application, check with the registered representative helping you to purchase the Contract, or contact us at our Annuity Service Center.

The Fixed Account Options are not available on Contracts with the optional Liquidity Option.

Fixed Account Options.  Each Fixed Account Option credits interest to your Contract Value in the Fixed Account for a specified period that you select, subject to availability (currently, five and seven year periods are available, but we also may make available one and three year periods), so long as the Contract Value in that Fixed Account Option is not withdrawn, transferred, or annuitized until the end of the specified period.  We reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options. You may not elect any Fixed Account Option that extends beyond the Income Date, other than the one-year option except as described herein under “End of Fixed Account Option Periods”; and election of any option will not extend the Income Date.  Rather, commencing on the Income Date, we will cease to credit interest under any Fixed Account Option that has not yet reached the end of its term.

Rates of Interest We Credit.  These Contracts guarantee a Fixed Account minimum interest rate that applies to every Fixed Account Option under any Contract, regardless of the term of that option.  The Fixed Account minimum interest rate guaranteed by the Contracts at least equals the minimum rate prescribed by the applicable state non-forfeiture law in each state where the Contracts are sold.  In addition, we establish a declared rate of interest (“base interest rate”) at the time you allocate any Premium payment or other Contract Value to a Fixed Account Option, and that base interest rate will remain in effect for the entire term of the Fixed Account Option that you select for that allocation.  To the extent that the base interest rate that we establish for any allocation is higher than the Fixed Account minimum interest rate, we will credit that allocation with the higher base interest rate.  Thus, the declared base interest rate could be greater than the guaranteed Fixed Account minimum interest rate specified in your Contract, but will never cause you to be credited with less than the currently applicable Fixed Account minimum interest rate.  Subject to the Fixed Account minimum interest rate, we may declare different base interest rates at different times, although any new base interest rate Jackson declares for a Fixed Account Option will apply only to Premiums or other amounts allocated to that Fixed Account Option after the new rate goes into effect.

The Fixed Account minimum interest rate will be a rate, credited daily, that will be reset every January pursuant to a formula that is prescribed under applicable state nonforfeiture laws and that is set forth in the Contracts.  Specifically, the Fixed Account minimum interest rate will be reset each January to equal the average of the daily five-year Constant Maturity Treasury Rates reported by the Federal Reserve for the preceding October (rounded to the nearest 1/20 of a percent), less 1.25%, provided further that the Fixed Account minimum interest rate will never be less than 1% or more than 3%.  As noted above, these limits are prescribed by state non-forfeiture laws and set forth in the Contracts.  This means that the Fixed Account minimum interest rate applicable to your Contract will in no case ever exceed a maximum of 3%. Your Contract’s initial Fixed Account minimum interest rate will be stated in your Contract, and will be the rate that is in effect on the Contract’s Issue Date pursuant to the foregoing formula.  Thereafter, on the Contract Monthly Anniversary for each January, the Fixed Account minimum interest rate will be reset in accordance with the above formula. (The Contract Monthly Anniversary for any January is the Contract Monthly Anniversary that falls within that month).   If you allocate a Premium payment or other Contract Value to a Fixed Account Option, the Fixed Account minimum interest rate in effect at the time of the allocation would initially apply to that allocation.  Subsequent resets of the Fixed Account minimum interest rate on each January Contract Monthly Anniversary could change the amount of interest you would thereafter earn on that allocation.  Thus, if the new Fixed Account minimum interest rate is higher than the rate previously being credited to your allocation to a Fixed Account Option, the interest rate being credited would increase to that new higher rate.  On the other hand, if the new Fixed Account minimum interest rate is lower than the rate being credited to your allocation, the interest rate being credited would decrease to that lower rate, but never below the base interest rate, defined below.  We will advise you of any new Fixed Account minimum interest rate in the fourth quarter report for the calendar year preceding the January Contract Monthly Anniversary on which the change occurs.

For the most current information about applicable interest rates, you may contact your registered representative or (at the address and phone number on the cover page of this prospectus) our Annuity Service Center.

Excess Interest Adjustment.  An Excess Interest Adjustment may apply to amounts withdrawn, or transferred from a Fixed Account Option prior to the end of the specified period.  The Excess Interest Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period.  In order to determine whether there will be an Excess Interest Adjustment, we first consider the base interest rate of the Fixed Account Option from which you are taking an amount as a withdrawal, or transfer.  As discussed above under ‘Rates of Interest we Credit,’ the ‘base interest rate’ is a rate which we declare at the time you allocate any amount to a Fixed Account Option and which we credit to that Fixed Account Option if and when such base interest rate is higher than the Fixed Account minimum interest rate.  The Excess Interest Adjustment is based on the relationship of the base interest rate on your Fixed Account Option to the ‘current new business interest rate,’ which is a rate that we use solely for purposes of calculating the amount of any Excess Interest Adjustment.  The ‘current new business interest rate’ is .50% per annum greater than the base interest rate we are then offering on a new Fixed Account Option with the same duration as your Fixed Account Option.  If we are not then offering that duration, we will estimate a base interest rate for that duration based on the closest durations that we are then offering.

Generally, the Excess Interest Adjustment will (a) increase the amount withdrawn, or transferred, when the current new business interest rate is lower than the base interest rate being credited for the Fixed Account Option from which the amount is being taken and will (b) decrease the amount withdrawn, or transferred, when the current new business interest rate is higher than the base interest rate for the Fixed Account Option from which the amount is being taken. There will be no E xcess I nterest A djustment if these rates are the same. Any adjustment resulting from the Excess Interest Adjustment is applied to the amount that is being withdrawn, or transferred, from the Fixed Account Option.  However, an Excess Interest Adjustment will not otherwise affect the values under your Contract.

Moreover, even if the current new business interest rate is greater than the base interest rate for the Fixed Account Option from which the amount is being taken, there will be no Excess Interest Adjustment if the difference between the two is less than 0.50%.   This limitation avoids decreases in the amount withdrawn, or transferred, in situations where the general level of interest rates has declined but the current new business interest rate nevertheless exceeds the base interest rate for your Fixed Account Option because of the additional .50% that (as described above) is added when determining the current new business interest rate.

Also, there is no Excess Interest Adjustment on: amounts taken from the one-year Fixed Account Option; death benefit proceed payments; annuitizations; amounts withdrawn on the L atest I ncome D ate (the Contract Anniversary on or next following your 95th birthday under a non-qualified Contract, or such earlier date as required by the applicable qualified plan, law, or regulation); amounts withdrawn for Contract charges; and free withdrawals.  In no event will a total withdrawal, or transfer from the Fixed Account Options be less than the Fixed Account minimum value.  The Fixed Account minimum value at least equals the minimum value prescribed by the applicable non-forfeiture law in each state where the Contracts are sold.  The Fixed Amount minimum value for any Fixed Account Option is the amount that would result from (1) accumulating the following amounts at the Fixed Account minimum interest rate: (a) any Premium payments (net of any associated Premium taxes) or transfers that you allocate to that Fixed Account Option less (b) any withdrawals, transfers, or charges that are taken out of that Fixed Account Option; and (2) deducting any withdrawal charges, or charge for taxes due in connection with the withdrawal.  In the case of a partial withdrawal or transfer from a Fixed Account Option, you will have been credited with interest on the amount withdrawn or transferred at a rate at least equal to the Fixed Account minimum interest rate, even if subject to an Excess Interest Adjustment that otherwise would have reduced it below that rate.

The following example illustrates how the Fixed Account minimum value may affect an Excess Interest Adjustment on a partial withdrawal.  If you allocated your initial Premium of $10,000 to the Fixed Account and your declared rate of interest was 3%, after one year (assuming no other transactions or withdrawal charges) your Contract Value in the Fixed Account would be $10,300. If the Fixed Account minimum interest rate was 1%, your Fixed Account minimum value would be $10,100. In this case, an Excess Interest Adjustment could not reduce the withdrawal by more than $200 (the difference between your Contract Value in the Fixed Account and the Fixed Account minimum value).  For example, if you request an $8,000 withdrawal and it is subject to a $200 negative Excess Interest Adjustment, the withdrawal would be adjusted to $7,800. However, if it were subject to a negative $400 Excess Interest Adjustment, the $8,000 withdrawal still would only be adjusted to $7,800, so that it does not invade the Fixed Account minimum value. Immediately after either of these withdrawals, there will be no difference between your Contract Value in the Fixed Account and Fixed Account minimum value, and no negative Excess Interest Adjustments will apply on subsequent withdrawals until the Contract Value in the Fixed Account again grows to be larger than the Fixed Account minimum value.

End of Fixed Account Option Periods.  Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account Option, and there will not be an Excess Interest Adjustment, if otherwise applicable. (There is no Excess Interest Adjustment on amounts taken from the one-year Fixed Account Option at any time.)  If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account Option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date.  If the specified period of the same duration that has ended is no longer available, we will use the shortest period that is then available.  If such new Fixed Account Option would extend beyond the Income Date, we will use the longest available Fixed Account Option that does not extend beyond the Income Date; or (if no such period is available) we will credit interest at the current interest rate under the shortest available Fixed Account Option up to the Income Date.

Additional Information Concerning the One-Year Fixed Account Option.The one-year Fixed Account Option is notcurrently available. If we make it available in the future, the following provisions will apply. Transfer restrictions may be imposed limiting your ability to make transfers out of this option for at least three years, as further described below.

If you allocate Premiums to the one-year Fixed Account Option, we may require that the amount in the one-year Fixed Account Option be automatically transferred on a monthly basis in installments to your choice of Investment Division within 12 months of the date we received the Premium, so that at the end of the period, all amounts in the one-year Fixed Account Option will have been transferred.  The amount will be determined based on the amount allocated to the one-year Fixed Account Option and the base interest rate.  Charges, withdrawals and additional transfers taken from the one-year Fixed Account Option will shorten the length of time it takes to deplete the account balance.  These automatic transfers will not count against the 15 free transfers in a Contract Y ear or any maximum on amounts transferable from the one-year Fixed Account Option that we may impose as described in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions” later in this prospectus.

Interest will continue to be credited daily on the account balance remaining in the one-year Fixed Account Option as funds are automatically transferred into your choice of Investment Divisions.  However, the effective yield over the 12-month automatic transfer period will be less than the base interest rate (or, if applicable, the Fixed Account minimum interest rate), as the applicable rate will be applied to a declining balance in the one-year Fixed Account Option.

Please also refer to “Transfers and Frequent Transfer Restrictions” beginning on page 36 for information about certain restrictions, limits and requirements that may apply (or may in the future apply) to transfers to or from the Fixed Account Options. In particular, we describe certain additional restrictions that may apply with respect to transfers from the one-year Fixed Account Option, including the possibility that you might not be able to transfer all of your Contract Value out of the one-year Fixed Account Option for at least three years.  Please note, the interest rate that is in effect when these restrictions are imposed will only apply for the remainder of the one–year Fixed Account Option period, and the interest rates credited thereafter for the remainder of the period the restrictions are in effect may be lower or higher. Accordingly, before allocating any Premium payments or other Contract Value to the one year Fixed Account Option, you should consider carefully the conditions we may impose upon your use of that option.

The DCA+ Fixed Account Option, if available, offers a fixed interest rate that we guarantee for a period of up to one year in connection with dollar-cost-averaging transfers to one or more of the Investment Divisions or systematic transfers to other Fixed Account Options.  From time to time, we will offer special enhanced rates on the DCA+ Fixed Account Option.  DCA+ Fixed Account Option is only available for new Premiums.  The DCA+ Fixed Account Option is not available if you select the Liquidity Option.  We provide more information about Dollar Cost Averaging, including DCA+, under “Other Information” later in this prospectus.

THE SEPARATE ACCOUNT

We established the Separate Account on June 14, 1993, pursuant to the provisions of Michigan law.  The Separate Account is a separate account under state insurance law and a unit investment trust under federal securities law and is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations.  However, we are not allowed to use the Contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct.  All of the income, gains and losses resulting from these assets (whether or not realized) are credited to or charged against the Contracts and not against any other Contracts we may issue.

The Separate Account is divided into Investment Divisions.  We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.

INVESTMENT DIVISIONS

Your Contract Value may be allocated to no more than 18 Investment Divisions and the Fixed Account at any one time.  Each Investment Division purchases the shares of one underlying F und (mutual fund portfolio) that has its own investment objective.  The Investment Divisions are designed to offer the potential for a higher return than the Fixed Account Options.  However, this is not guaranteed.  It is possible for you to lose your Contract Value allocated to any of the Investment Divisions.  If you allocate Contract Values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depend upon the performance of the Investment Divisions you select.  The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

The following Funds in which the Investment Divisions invest may be known as a “ Fund of Funds ” or as Funds investing in other “ Underlying Funds ” or investing in ETFs.  Funds offered in a multi-tiered structure may have higher expenses than direct investments in the U nderlying Funds or ETFs.  You should read the prospectus for the Curian Variable Series Trust for more information

JNL/Mellon Capital Index 5 Fund
JNL/MMRS Conservative Fund
JNL/MMRS Growth Fund
JNL/MMRS Moderate Fund
Curian Guidance – Interest Rate Opportunities Fund
Curian Guidance – Multi-Strategy Income Fund
Curian Guidance – Equity Income Fund
Curian Guidance – Conservative Fund
Curian Guidance – Moderate Fund
Curian Guidance – Growth Fund
Curian Guidance – Moderate Growth Fund
Curian Guidance – Maximum Growth Fund
Curian Guidance – Tactical Moderate Growth Fund
Curian Guidance – Tactical Maximum Growth Fund
Curian Guidance – Institutional Alt 65 Fund
Curian Guidance – Institutional Alt 100 Conservative Fund
Curian Guidance – Institutional Alt 100 Moderate Fund
Curian Guidance – Institutional Alt 100 Growth Fund
Curian Guidance – International Opportunities Conservative Fund
Curian Guidance – International Opportunities Moderate Fund
Curian Guidance – International Opportunities Growth Fund
Curian Guidance – Equity 100 Fund
Curian Guidance – Fixed Income 100 Fund
Curian Guidance – Real Assets Fund
Curian Tactical Advantage 35 Fund
Curian Tactical Advantage 60 Fund
Curian Tactical Advantage 75 Fund
Curian Dynamic Risk Advantage – Income Fund

In addition to the Fund of Funds structure, certain of the Funds operate as feeder funds that invest in master funds.  These Funds are identified in the following descriptions by the designation (“Feeder Fund”) following the name of the Fund.  For more information about a Feeder Fund, you should read the prospectus for the applicable Fund.

The names of the Funds that are available, along with the names of the advisers and sub-advisers and a brief statement of each investment objective, are below:

JNL Series Trust

JNL/American Funds Growth-Income Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term growth of capital and income through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – Growth-Income FundSM (“Master Fund”). The Master Fund seeks to make the investment grow and provide income over time by investing primarily in common stocks or other securities that the investment adviser to the Master Fund believes demonstrate the potential for appreciation and/or dividends. The Master Fund may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States.

JNL/American Funds International Fund (“Feeder Fund”)
Jackson National Asset Management, LLC, investment adviser to the Feeder Fund (and Capital Research and Management CompanySM, investment adviser to the Master Fund)

Seeks long-term growth of capital through exclusive investment in the Class 1 shares of the American Funds Insurance Series® – International FundSM (“Master Fund”). The Master Fund seeks to make the investment grow by investing primarily in common stocks of companies domiciled outside the United States, including companies domiciled in developing countries, that the investment adviser to the Master Fund believes have the potential for growth. Investors in the Master Fund should have a long-term perspective and, for example, be able to tolerate potentially sharp, short-term declines in value.

JNL/AllianceBernstein Dynamic Asset Allocation Fund
Jackson National Asset Management, LLC (and AllianceBernstein L.P.)

Seeks to maximize total return consistent with the determination of reasonable risk and subject to the assets strategy’s asset class.  The Fund invests in a globally diversified portfolio of equity and debt securities including exchange-traded funds, and other financial instruments, and expects to enter into derivatives transactions.  The Fund’s neutral weighting, from which it will make its tactical asset allocations, is 70% equity exposure and 30% debt exposure.

JNL/AQR Managed Futures Strategy Fund
Jackson National Asset Management, LLC (and AQR Capital Management, LLC)

Seeks positive absolute returns by investing primarily in a portfolio of futures contracts, futures-related instruments, and equity swaps.   E quity swaps includ e , but are not limited to, global developed and emerging market equity index futures, swaps on equity index futures and equity swaps, global developed and emerging market currency forwards, global developed fixed income futures, bond futures and swaps on bond futures and may also invest in commodity futures and swaps on commodity futures.

JNL/BlackRock Commodity Securities Strategy Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)

Seeks long-term capital growth by investing in equity securities and commodity-linked derivative instruments that provide exposure to the natural resources sector, as well as fixed income securities.

Under normal market conditions, the Fund will utilize two strategies and will invest approximately 50% - 75% of its assets in the “Natural Resources Strategy,” and 25% - 50% of its assets in the “Commodity Strategy.”  The “Natural Resources Strategy” will focus on companies active in the extraction, production, and processing of commodities and raw materials. The “Commodity Strategy” will focus on investments in commodity securities.

JNL/BlackRock Global Allocation Fund
Jackson National Asset Management, LLC (and BlackRock Investment Management, LLC)

Seeks high total investment return by investing in a portfolio of equity and debt securities, money market securities and other short-term securities or instruments, of issuers located around the world.  Generally, the Fund will invest in both equity and debt securities and seeks diversification across markets, industries and issuers as one of its strategies to reduce volatility. Equity securities include common stock, rights and warrants, preferred stock, securities convertible into common stock, or securities or other instruments whose price is linked to the value of common stock.

JNL/Brookfield Global Infrastructure and MLP Fund
Jackson National Asset Management, LLC (and Brookfield Investment Management Inc.)

Seeks total return through growth of capital and current income by investing primarily in securities of publicly traded infrastructure companies.  Under normal market conditions, the Fund will invest at least 80% of its net assets in MLPs and publicly traded equity securities of infrastructure companies listed on a domestic or foreign exchange.  MLPs may derive income and gains from the exploration, development, mining or production, process, refining, transportation, or marketing of any mineral or natural gas.

JNL/DFA U.S. Core Equity Fund
Jackson National Asset Management, LLC (and Dimensional Fund Advisors LP)

Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets in equity securities of U.S. companies.  The percentage allocation of the assets of the Fund to securities of the largest U.S. growth companies will generally be reduced from between 2.5% and 25% of their percentage weight in the U.S. universe.  The percentage by which the Fund’s allocation to securities of the largest U.S. growth companies is reduced will change due to market movements.   T he range by which the Fund’s percentage allocation to all securities as compared to the U.S. u niverse may be modified after considering other factors the Sub-Adviser determines to be appropriate.

JNL/Eastspring Investments Asia ex-Japan Fund
Jackson National Asset Management, LLC (and Eastspring Investments (Singapore) Limited)

Seeks long-term total return by investing under normal circumstances at least 80% of its assets in equity and equity-related securities of companies, which are listed, incorporated, or have their area of primary activity in the Asia ex-Japan region.  Consistent with the Fund’s objectives, the Fund may from time to time purchase derivative securities, including, but not limited to, forward currency contracts, futures, and options to, among other reasons, manage foreign currency and security exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner.

JNL/Eastspring Investments China-India Fund
Jackson National Asset Management, LLC (and Eastspring Investments (Singapore) Limited)

Seeks long-term total return by investing normally, 80% of its assets in equity and equity-related securities (such as depositary receipts, convertible bonds and warrants) of corporations, which are incorporated in, or listed in, or have their area of primary activity in the People’s Republic of China and India. Consistent with the Fund’s objectives, the Fund may from time to time purchase derivative securities, including, but not limited to, forward currency contracts, futures, and options to, among other reasons, manage foreign currency and security exposure, provide liquidity, provide exposure not otherwise available, manage risk and implement investment strategies in a more efficient manner.

JNL/Franklin Templeton Global Multisector Bond Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

Seeks total investment return consisting of a combination of interest income, capital appreciation, and currency gains .U nder normal market conditions the Fund invests primarily in fixed and floating rate debt securities and debt obligations (including convertible bonds) of governments, government-related issuers, or corporate issuers worldwide.  The Fund may also invest in inflation-indexed securities and securities or structured products that are linked to or derive their value from another security, asset or currency of any nation. T he Fund's assets will be invested in issuers located in at least three countries (including the U.S.).

JNL/Franklin Templeton Income Fund
Jackson National Asset Management, LLC (and Franklin Advisers, Inc.)

Seeks to maximize income while maintaining prospects for capital appreciation by investing, under normal market conditions, in a diversified portfolio of debt and equity securities.  The equity securities in which the Fund invests consist primarily of common stock. The Fund seeks income by selecting investments such as corporate, foreign and U.S. Treasury bonds, as well as stocks with attractive dividend yields.

JNL/Franklin Templeton International Small Cap Growth Fund
Jackson National Asset Management, LLC (and Franklin Templeton Institutional, LLC and Templeton Investment Counsel, LLC)

Seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its assets in a diversified portfolio of investments  of smaller international companies, located outside of the U.S., including those of emerging or developing markets. The Fund invests predominately in securities listed or traded on recognized international markets in developed countries included in MSCI EAFE Small Cap Index and All Country World exUS Small Cap Index.   The Fund may, from time to time, have significant investments in a particular sector or country.

JNL/Franklin Templeton Small Cap Value Fund
Jackson National Asset Management, LLC (and Franklin Advisory Services, LLC)

Seeks long-term total return by investing, under normal market conditions, at least 80% of its assets in investments of small-capitalization companies with market capitalizations (the total market value of a company’s outstanding stock) under $3.5 billion at the time of purchase. The Fund invests primarily in common stocks.  The Fund may invest up to 25% of its total assets in foreign securities.

JNL/Goldman Sachs Emerging Markets Debt Fund
Jackson National Asset Management, LLC (and Goldman Sachs Asset Management, L.P. and sub-sub-adviser: Goldman Sachs Asset Management International)

Seeks a high level of total return consisting of income and capital appreciation .The Fund invest s , under normal circumstances, at least 80% of its assets in (i) sovereign and corporate debt securities and other instruments of issuers in emerging countries, denominated in any currency; and/or (ii) currencies of such emerging countries, which may be represented by forwards or other derivatives that may have interest rate exposure. Emerging market countries include but are not limited to those considered to be developing by the World Bank.  Many of the countries in which the Fund invests will have sovereign ratings that are below investment grade or are unrated.

JNL/Invesco Global Real Estate Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc. and sub-sub-adviser: Invesco Asset Management Limited)

Seeks high total return by investing, normally, at least 80% of its assets in securities of real estate and real estate-related companies , including real estate investment trusts and in derivatives and other instruments that have economic characteristics similar to such securities.  The companies will be located in at least three different countries, including the U . S.

JNL/Invesco International Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by primarily investing in equity securities and depository receipts of foreign issuers. The Fund focuses its investments in common and preferred stock and invests, under normal circumstances in securities of companies located in at least three countries outside of the U.S.  The Fund may also invest no more than 30% in emerging markets securities.

JNL/Invesco Small Cap Growth Fund
Jackson National Asset Management, LLC (and Invesco Advisers, Inc.)

Seeks long-term growth of capital by investing, normally, at least 80% of its assets in equity securities of small-capitalization companies.  The Fund considers a company to be a small-capitalization company if it has a market capitalization, at the time of purchase, no larger than the largest capitalized company included in the Russell 2000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. The Fund may also invest up to 20% of its assets in equity securities of issuers that have market capitalizations, at the time of purchase, in other market capitalization ranges, and in investment-grade non-convertible debt securities, U.S. government securities and high quality money market instruments.   The Fund may also invest up to 25% of its total assets in foreign securities.

JNL/Ivy Asset Strategy Fund
Jackson National Asset Management, LLC (and Ivy Investment Management Company)

Seeks to provide total return by allocating its assets primarily among stocks, bonds, and short-term instruments of issuers in markets located around the globe, as well as investments in derivative instruments, precious metals and investments with exposure to various foreign currencies.  The Fund may invest up to 100% of its total assets in foreign securities.

JNL/JPMorgan MidCap Growth Fund
Jackson National Asset Management, LLC (and J.P. Morgan Investment Management Inc.)

Seeks capital growth over the long-term by investing, under normal market circumstances, at least 80% of its assets in a broad portfolio of common stocks of companies with market capitalizations equal to those within the universe of Russell Midcap Growth Index stocks at the time of purchase.  Market capitalization is the total market value of a company’s shares.  The Fund may also invest up to 20% of its total assets in all types of foreign securities.

JNL/Lazard Emerging Markets Fund
Jackson National Asset Management, LLC (and Lazard Asset Management LLC)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in equity securities of companies whose principal business activities are located in emerging market countries.  The Fund may engage, to a limited extent, in various investment techniques, such as foreign currency transactions and the use of derivative instruments to gain exposure to foreign currencies and emerging securities, and to hedge the Fund’s investments.

JNL/Mellon Capital Index 5 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by investing in Class A shares of the following Underlying Funds:

➢	20% in the JNL/Mellon Capital S&P 500 Index Fund;
➢	20% in the JNL/Mellon Capital S&P 400 MidCap Index Fund;
➢	20% in the JNL/Mellon Capital Small Cap Index Fund;
➢	20% in the JNL/Mellon Capital International Index Fund; and
➢	20% in the JNL/Mellon Capital Bond Index Fund.

JNL/Mellon Capital Emerging Markets Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries .The Fund invest s, under normal circumstances, at least 80% of its assets in stocks included in the MSCI Emerging Markets Index (“Index”), including depositary receipts representing securities of the Index.  The Fund attempts to replicate the Index by investing all or substantially all of its assets in the stocks that comprise the Index.

JNL/Mellon Capital European 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing at least 80% of its assets in the common stock of 30 companies selected from the MSCI Europe Index.

JNL/Mellon Capital Global Alpha Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in instruments that provide investment exposure to global equity, bond and currency markets, and in fixed income securities.  The Fund ordinarily invests in at least three countries, focusing on the major developed capital markets of the world, such as the United States, Canada, Japan, Australia, and Western Europe.

JNL/Mellon Capital Pacific Rim 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to provide capital appreciation by investing under normal circumstances at least 80% of its assets in the common stock of 30 companies selected from the MSCI Pacific Index.

JNL/Mellon Capital S&P 500 Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P 500® Index.  The Fund seeks to invest under normal circumstances at least 80% of its assets in the stocks in the S&P 500 Index in proportion to their market capitalization weighting in the S&P 500 Index in order to provide long-term capital growth.

JNL/Mellon Capital S&P 400 MidCap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the S&P MidCap 400 Index.  The Fund invests in equity securities of medium capitalization-weighted domestic corporations . U nder normal circumstances the Fund invests at least 80% of its assets in the stocks in the S&P MidCap 400 Index in proportion to their market capitalization weighting in the S&P MidCap 400 Index in order to provide long-term capital growth.

JNL/Mellon Capital Small Cap Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Russell 2000® Index.  The Fund invests in equity securities of small- to mid-size domestic companies . U nder normal circumstances the Fund invests at least 80% of its assets in a portfolio of securities, which seeks to match performance and characteristics of the Russell 2000 Index through replicating a majority of the Russell 2000 index and sampling from the remaining securities in order to provide long-term growth of capital.

JNL/Mellon Capital International Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Morgan Stanley Capital International (“MSCI”) Europe Australia Far East (“EAFE”) Index. The Fund invests in international equity securities attempting to match the characteristics of each country within the index .U nder normal circumstances the Fund invests at least 80% of its assets in the stocks included in the MCSI EAFE Index or derivative securities economically related to the MSCI EAFE Index in order to provide long-term capital growth.

JNL/Mellon Capital Bond Index Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks to match the performance of the Barclays U.S. Aggregate Bond Index by investing under normal circumstances at least 80% of its assets in fixed income securities.  The Fund seeks to provide a moderate rate of income by investing in domestic fixed income investments.

JNL/Mellon Capital Utilities Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances at least 80% of its assets in the stocks in the Dow Jones US Utilities Index® in proportion to their market capitalization weighting in the Dow Jones US Utilities Index.

JNL/MMRS Conservative Fund
Jackson National Asset Management, LLC (and Milliman Financial Risk Management LLC)

Seeks growth of capital while also seeking to manage volatility and provide downside protection by investment in other funds. The Fund invests in Class A shares of a diversified group of Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest are part of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and Curian Variable Series Trust. Under normal circumstances the Fund allocates approximately 50%-70% of its assets in Underlying Funds that invest primarily in fixed income securities and 30%-50% of its assets in Underlying Funds that invest primarily in equity securities.

JNL/MMRS Growth Fund
Jackson National Asset Management, LLC (and Milliman Financial Risk Management LLC)

Seeks growth of capital while also seeking to manage volatility and provide downside protection by investment in other funds. The Fund invests in Class A shares of a diversified group of Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest are part of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and Curian Variable Series Trust. Under normal circumstances the Fund allocates approximately 10%-30% of its assets in Underlying Funds that invest primarily in fixed income securities and 70%-90% of its assets in Underlying Funds that invest primarily in equity securities.

JNL/MMRS Moderate Fund
Jackson National Asset Management, LLC (and Milliman Financial Risk Management LLC)

Seeks growth of capital while also seeking to manage volatility and provide downside protection by investment in other funds.  The Fund invests in Class A shares of a diversified group of Funds (“Underlying Funds”).  The Underlying Funds in which the Fund may invest are part of the JNL Series Trust, the JNL Variable Fund LLC, the JNL Investors Series Trust, and Curian Variable Series Trust.   Under normal circumstances the Fund allocates approximately 30%-50% of its assets in Underlying Funds that invest primarily in fixed income securities and 50%-70% of its assets in Underlying Funds that invest primarily in equity securities.

JNL/PIMCO Real Return Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks maximum real return, consistent with preservation of real capital and prudent investment management .The Fund invest s, under normal circumstances , at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations.  Assets not invested in inflation-indexed bonds may be invested in other types of Fixed Income Instruments, which include bonds, debt securities, and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.

JNL/PIMCO Total Return Bond Fund
Jackson National Asset Management, LLC (and Pacific Investment Management Company LLC)

Seeks to realize maximum total return, consistent with the preservation of capital and prudent investment management .The Fund invest s, under normal circumstances , at least 80% of its assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

JNL/PPM America Floating Rate Income Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to provide a high level of current income by investing under normal circumstances at least 80% of its net assets in floating rate loans and other floating rate investments, defined as floating rate loans, floating rate notes, other floating rate debt securities, structured products, money market securities of all types, repurchase agreements, shares of money market funds, short-term bond funds and floating rate funds.   Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in such derivative or other synthetic instruments that have economic characteristics similar to the floating rate investments may be used for the purpose of satisfying the 80% minimum investment requirement.

JNL/PPM America High Yield Bond Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks to maximize current income, with capital appreciation as a secondary objective, by investing, under normal circumstances, at least 80% of its assets in high-yield, high-risk debt securities, commonly referred to as “junk bonds” and related investments.  Further, while not a principal investment strategy, the Fund may engage in derivatives transactions. Investment in derivatives instruments that have economic characteristics similar to the fixed income investments may be used for the purpose of satisfying the 80% minimum investment requirement.  The Fund may also invest in securities of foreign issuers.  To the extent that the Fund invests in emerging market debt, this will be considered as an investment in a high-yield security for purposes of the 80% investment minimum requirement.

JNL/PPM America Mid Cap Value Fund
Jackson National Asset Management, LLC (and PPM America, Inc.)

Seeks long-term growth of capital by investing, primarily, at least 80% of its assets in a diversified portfolio of equity securities of U.S. companies with market capitalizations within the range of companies constituting the Russell Midcap Index (“Index”) under normal market conditions at the time of the initial purchase.  The market capitalization range of the Index will vary with market conditions over time.  If the market capitalization of a company held by the Fund moves outside the then-current Index range, the Fund may, but is not required to, sell the securities.

JNL/Red Rocks Listed Private Equity Fund
Jackson National Asset Management, LLC (and Red Rocks Capital LLC)

Seeks maximum total return by investing at least 80% of its assets in (i) securities of U.S. and non-U.S. companies listed on a national securities exchange, or foreign equivalent, that have a significant portion of their assets invested in or exposed to private companies or have as its stated intention to have a significant portion of its assets invested in or exposed to private companies  (“Listed Private Equity Companies”), and (ii) derivatives or other instruments (such as exchange traded funds) that otherwise have the economic characteristics of Listed Private Equity Companies.

JNL/Scout Unconstrained Bond Fund
Jackson National Asset Management, LLC (and Scout Investments, Inc.)

Seeks to maximize total return consistent with the preservation of capital. The Fund invests at least 80% of its assets, determined at the time of purchase, in fixed income instruments. In certain market conditions, the Fund may pursue its investment objective by investing a significant portion of its assets in cash or short-term debt obligations.

JNL/T. Rowe Price Established Growth Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term growth of capital and increasing dividend income by investing generally in common stocks of large-capitalization companies .  The S ub- A dviser seeks investments in companies with one or more of the following characteristics:  strong cash flow and an above-average rate of earnings growth; the ability to sustain earnings momentum during economic downturns; and occupation of a lucrative niche in the economy and the ability to expand even during times of slow economic growth .  While the Fund invests principally in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures and options.

JNL/T. Rowe Price Short-Term Bond Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks a high level of income consistent with minimal fluctuation in principal value and liquidity by investing in a diversified portfolio of short- and intermediate-term investment-grade corporate, government, and mortgage-backed securities.  The Fund may also invest in money market securities, bank obligations, collateralized mortgage obligations, and foreign securities. Normally, the Fund will invest at least 80% of its net assets in bonds.  The Fund will only purchase securities that are rated within the four highest credit categories (e.g. AAA, AA, A, BBB, or equivalent) at the time of purchase by at least one major credit rating agency or, if unrated, deemed to be of comparable quality by the S ub- A dviser.

JNL/T. Rowe Price Value Fund
Jackson National Asset Management, LLC (and T. Rowe Price Associates, Inc.)

Seeks long-term capital appreciation by investing, via a value approach investment selection process, at least 65% of total assets in common stocks believed to be undervalued.  Stock holdings are expected to consist primarily of large-company stocks, but may also include mid-cap and small-cap companies. The Fund may invest up to 25% of its total assets (excluding reserves) in foreign securities. Income is a secondary objective.

JNL/WMC Balanced Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks reasonable income and long-term capital growth by investing primarily in a diversified portfolio of common stock and investment grade fixed income securities.  The Fund may invest in any type or class of security. The anticipated mix of the Fund’s holdings is typically 60-70% of its assets in equities and 30-40% in fixed income securities, including cash and cash equivalents.

JNL/WMC Money Market Fund
Jackson National Asset Management, LLC (and Wellington Management Company, LLP)

Seeks a high level of current income as is consistent with the preservation of capital and maintenance of liquidity by investing in high quality, U.S. dollar-denominated short-term money market instruments that mature in 397 days or less. The Fund primarily invests in money market instruments rated in one of the two highest short-term credit rating categories, including: (i) obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities or by state and local governments; (ii) time deposits, certificates of deposit and bankers acceptances, issued by banks and other lending institutions; (iii) commercial paper and other short-term obligations of U.S. and foreign issuers (including asset-backed securities); (iv) obligations issued or guaranteed by foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; and (v) repurchase agreements on obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.

JNL/S&P Competitive Advantage Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500 that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC (“SPIAS”), profitable and predominantly higher-quality.  In selecting companies, SPIAS looks for the 30 companies ranked by return on invested capital and lowest market-to-book multiples.

JNL/S&P Dividend Income & Growth Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks primarily capital appreciation with a secondary focus on current income by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have the highest indicated annual dividend yields (“Dividend Yield”) within their sector.  The three companies with the highest Dividend Yield, are selected from each of 10 economic sectors in the S&P 500.

JNL/S&P Intrinsic Value Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of 30 companies included in the S&P 500, excluding financial companies, that are, in the opinion of Standard & Poor’s Investment Advisory Services LLC, companies with positive free cash flows and low external financing needs.

JNL/S&P Total Yield Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing approximately equal amounts in the common stock of the 30 companies included in the S&P 500 that have the highest S&P Total Yield (a broad measure of cash returned to shareholders and bondholders).  Standard & Poor’s Investment Advisory Services LLC seeks companies that are significantly reducing their debt burden and/or increasing their equity distributions.

JNL/S&P Mid 3 Fund
Jackson National Asset Management, LLC (and Standard & Poor's Investment Advisory Services LLC and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in common stocks of companies that are identified by a model based on three separate investment strategies.  The Fund invests approximately 1/3 of its net assets in the following strategies:

➢	MID Competitive Advantage Strategy;
➢	MID Intrinsic Value Strategy; and
➢	MID Total Equity Yield Strategy.

JNL/S&P 4 Fund
Jackson National Asset Management, LLC

Seeks capital appreciation by making initial allocations (25%) of its assets and cash flows to the following four Underlying Funds (Class A) on a specific date each year:

➢	25% in JNL/S&P Competitive Advantage Fund;
➢	25% in JNL/S&P Dividend Income & Growth Fund;
➢	25% in JNL/S&P Intrinsic Value Fund; and
➢	25% in JNL/S&P Total Yield Fund.

Curian Variable Series Trust

Curian Guidance – Interest Rate Opportunities Fund
Curian Capital, LLC

S eek s total return primarily through strategies that invest in fixed income oriented securities, as well as other asset classes and strategies through investment in other funds (the “Underlying Funds”).   The Fund allocates the majority of its assets to Underlying Funds that invest primarily in fixed income oriented securities of issuers in the U.S. and foreign countries, including emerging markets.

Curian Guidance – Multi-Strategy Income Fund
Curian Capital, LLC

S eek s total return primarily through strategies that invest in fixed income oriented securities, as well as other asset classes and strategies through investment in other funds (the “Underlying Funds”).   The Fund allocates the majority of its assets to Underlying Funds that invest primarily in fixed income oriented securities of issuers in the U.S. and foreign countries, including emerging markets.

Curian Guidance –Equity Income Fund
Curian Capital, LLC

Seeks a potentially rising stream of income by investing in a selection of companies with a multiple-year history of increasing their dividend payouts over the long-term with some risk control through investment in other funds (the “Underlying Funds”). The Fund allocates the majority of its assets to Underlying Funds that invest primarily in equity-oriented securities of issuers in the U.S. and foreign countries, including emerging markets that pay a dividend.

Curian Guidance – Conservative Fund
Curian Capital, LLC

Seeks the generation of income through investment in other funds ( the “Underlying Funds”).   The Fund allocates its assets to Underlying Funds that invest primarily in fixed income and other income-oriented securities of issuers in the U.S. and foreign countries, including emerging markets.

Curian Guidance – Moderate Fund
Curian Capital, LLC

Seeks a balance between the generation of income and the long-term growth of capital through investment in other funds (the “Underlying Funds”). The Fund allocates its assets to Underlying Funds that invest in fixed income and other income-oriented securities as well as dividend-paying equity securities of issuers in the U.S. and foreign countries, including emerging markets.

Curian Guidance - Growth Fund
Curian Capital, LLC

Seeks long-term growth of capital through an allocation in stocks and other asset classes and strategies through investment in other funds (the “Underlying Funds”).

Curian Guidance – Moderate Growth Fund
Curian Capital, LLC

Seeks long-term growth of capital by investing in other funds (the “Underlying Funds”) that offer a broad array of stock, bond, and other asset classes and strategies.

Curian Guidance – Maximum Growth Fund
Curian Capital, LLC

Seeks long-term growth of capital through an allocation in stocks and other asset classes and strategies through investment in other funds (the “Underlying Funds”).

Curian Guidance – Tactical Moderate Growth Fund
Curian Capital, LLC

Seeks long-term growth of capital through a broad and flexible allocation in stocks, bonds and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund tactically allocates its assets to Underlying Funds that invest among various equity and fixed income asset and sub-asset classes, as well as non-traditional investments.

Curian Guidance – Tactical Maximum Growth Fund
Curian Capital, LLC

Seeks long-term growth of capital through a flexible, and potentially concentrated, allocation in stocks, bonds, and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund tactically allocates its assets to Underlying Funds that invest amongst various equity, fixed income, and commodity asset and sub-asset classes, as well as non-traditional investments.

Curian Guidance – Institutional Alt 65 Fund
Curian Capital, LLC

Seeks long-term growth of capital and income through investment in other funds (the “Underlying Funds”).

Under normal market conditions, the Fund allocates approximately 35% of its assets to Underlying Funds that invest primarily in traditional asset classes, allocating approximately 0% to 10% in fixed income securities, 15% to 25% in U.S. equity securities, and 0% to 10% in international securities.  Under normal market conditions, the Fund allocates approximately 65% of its assets to the Underlying Funds that invest in non-traditional asset classes.

Curian Guidance – Institutional Alt 100 Conservative Fund
Curian Capital, LLC

Seeks long-term growth of capital consistent with capital preservation, through investment in other funds (the “Underlying Funds”).

Curian Guidance – Institutional Alt 100 Moderate Fund
Curian Capital, LLC

Seeks long-term growth of capital through investment in other funds (the “Underlying Funds”). Under normal market conditions, the Fund may allocate 100% of its assets to the Underlying Funds that invest in non-traditional asset classes.

Curian Guidance – Institutional Alt 100 Growth Fund
Curian Capital, LLC

Seeks long-term growth of capital through investment in other funds (the “Underlying Funds”). Under normal market conditions, the Fund may allocate 100% of its assets to the Underlying Funds that invest in non-traditional asset classes.

Curian Guidance – International Opportunities Conservative Fund
Curian Capital, LLC

Seeks total return, consistent with preservation of capital, through a predominant allocation in international bonds, stocks and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund allocates the majority of its assets to Underlying Funds that invest either primarily in international bonds or international equity securities of issuers in the U.S. and foreign countries, including emerging markets, as well as in Underlying Funds that invest in currencies.

Curian Guidance – International Opportunities Moderate Fund
Curian Capital, LLC

Seeks total return through a predominant allocation in international stocks, bonds, and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund allocates the majority of its assets to Underlying Funds that invest either primarily in international equity or international fixed income oriented securities of issuers in the U.S. and foreign countries, including emerging markets, as well as in Underlying Funds that invest in currencies.

Curian Guidance – International Opportunities Growth Fund
Curian Capital, LLC

Seeks long-term growth of capital through a predominant allocation in international stocks and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund allocates the majority of its assets to Underlying Funds that invest either primarily in international equity oriented securities of issuers in the U.S. and foreign countries, including emerging markets or in currencies.

Curian Guidance – Equity 100 Fund
Curian Capital, LLC
Seeks long-term growth of capital through investment in other funds (the “Underlying Funds”) with an equity orientation.

The Fund will invest in Underlying Funds such that 80% of its assets (net assets plus the amount of any borrowings for investment purposes) are invested in equities (which may include derivatives exposure to equity securities) of issuers in the U.S. and foreign countries, including emerging markets.  The Fund tactically allocates its assets to Underlying Funds that invest amongst various equity classes, as well as non-traditional investments.

Curian Guidance – Fixed Income 100 Fund
Curian Capital, LLC
Seeks income and total return through investment in other funds (the “Underlying Funds”) with a fixed income orientation.

The Fund will invest in Underlying Funds such that 80% of its assets (net assets plus the amount of any borrowings for investment purposes) are invested in fixed income securities (which may include derivatives exposure to fixed income securities) of issuers in the U.S. and foreign countries, including emerging markets.  The Fund tactically allocates its assets to Underlying Funds that invest amongst various fixed income classes, as well as non-traditional investments.

Curian Guidance – Real Assets Fund
Curian Capital, LLC

Seeks long-term real return through an allocation in stocks and other asset classes and strategies through investment in other funds (the “Underlying Funds”). The Fund seeks to achieve its objective by investing in shares of the Underlying Funds that focus on investments in commodity, inflation sensitive, natural resource and real estate sectors.  The Fund allocates the majority of its assets to Underlying Funds that invest primarily in equity securities, inflation protected securities of issuers in the U.S. and foreign countries, including emerging and currencies.

Curian Tactical Advantage 35 Fund
Curian Capital, LLC (and Mellon Capital Management Corporation)

Seeks long-term growth of capital through investment in exchange-traded funds (“Underlying ETFs”). Under normal market conditions, the Adviser allocates approximately 20% to 50% (with a neutral target allocation of 35%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities and 50% to 80% (with a neutral target allocation of 65%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed income securities and/or cash alternatives.  The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

Curian Tactical Advantage 60 Fund
Curian Capital, LLC (and Mellon Capital Management Corporation)
Seeks long-term growth of capital through investment in a diversified group of exchange-traded funds (“Underlying ETFs”).   Under normal market conditions, the Adviser allocates approximately 45% to 75% (with a neutral target allocation of 60%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities and 25% to 55% (with a neutral target allocation of 40%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed income securities and/or cash alternatives.  The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

Curian Tactical Advantage 75 Fund
Curian Capital, LLC (and Mellon Capital Management Corporation)

Seeks long-term growth of capital through investment in a diversified group of exchange-traded funds (“Underlying ETFs”).   Under normal market conditions, the Adviser allocates approximately 50% to 100% (with a neutral target allocation of 75%) of the Fund’s assets to Underlying ETFs that invest primarily in equity securities and 0% to 50% (with a neutral target allocation of 25%) of the Fund’s assets to Underlying ETFs that invest primarily in fixed income securities and/or cash alternatives.  The Adviser may also allocate the Fund’s assets to securities and derivative contracts to meet the Fund’s allocation targets.

Curian Dynamic Risk Advantage – Diversified Fund
Curian Capital, LLC (and Mellon Capital Management Corporation)
Seeks long-term capital appreciation.  The Fund also seeks to control risk through diversification, and systematically increasing allocations to cash equivalents during periods of capital market declines. The Fund seeks to achieve its investment objective by investing in a range of securities and derivative contracts, including exchange-traded funds (“ETFs”), exchange-traded notes (“ETNs”), indexes, swap agreements, futures, currency forwards, and U.S. Treasury securities, and cash equivalents.

Curian Dynamic Risk Advantage – Growth Fund
Curian Capital, LLC (and Mellon Capital Management Corporation)
Seeks long-term capital appreciation.   The Fund also seeks to control risk through diversification, and systematically increasing allocations to cash equivalents during periods of capital market declines. The Fund seeks to achieve its investment objective by investing in a range of securities and derivative contracts, including exchange-traded funds (“ETFs”), exchange-traded notes (“ETNs”), indexes, swap agreements, futures, currency forwards, and U.S. Treasury securities, and cash equivalents.

Curian Dynamic Risk Advantage – Income Fund
Curian Capital, LLC (and Mellon Capital Management Corporation)

Seeks long-term capital appreciation and current income.  The Fund also seeks to control risk through diversification, and systematically increasing allocations to cash equivalents during periods of capital market declines. The Fund seeks to achieve its investment objective primarily through investing in underlying exchange-traded funds (“Underlying ETFs”).

Curian/Aberdeen Latin America Fund
Curian Capital, LLC (and Aberdeen Asset Managers Limited)

Seeks long-term capital appreciation by investing under normal market conditions, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity and equity-related securities of Latin American issuers, including companies which are incorporated in, listed in, or have their principal office or area of primary activity in Latin America, as well as other investments that are economically tied to Latin America.

Curian/American Funds® Global Growth Fund (“Feeder Fund”)
Curian Capital, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company, investment adviser to the Master Fund)

Seeks long-term growth of capital through exclusive investment in Class 1 shares of the American Funds Insurance Series® - Global Growth FundSM (the “Master Fund”).  The Master Fund invests primarily in common stocks of companies around the world that have the potential for growth.  As a fund that seeks to invest globally, the Master Fund will allocate its assets among securities of companies domiciled in various countries, including the United States and countries with emerging markets (but in no fewer than three countries).  Under normal market conditions, the Master Fund seeks to invest at least 30% of its net assets in issuers outside of the United States.

Curian/American Funds® Growth Fund (“Feeder Fund”)
Curian Capital, LLC, investment adviser to the Feeder Fund (and Capital Research and Management Company, investment adviser to the Master Fund)

Seeks growth of capital through exclusive investment in Class 1 shares of the American Funds Insurance Series® - Growth FundSM (the “Master Fund”). The Master Fund invests primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital.  The Master Fund may invest a portion of its assets in common stocks and other securities of issuers domiciled outside the U.S.

Curian/AQR Risk Parity Fund
Curian Capital, LLC (and AQR Capital Management, LLC)

Seeks total return (consisting of capital appreciation and income) by allocating assets among major asset classes (including global developed and emerging market equities, global nominal and inflation-linked government bonds, developed and emerging market currencies, and commodities).

Curian/Ashmore Emerging Market Small Cap Equity Fund
Curian Capital, LLC (and Ashmore Equities Investment Management (US) LLC )

Seeks long-term capital appreciation by investing principally in equity securities and equity-related investments of Small-Capitalization Emerging Market Issuers, which may be denominated in any currency, including the local currency of the issuer.  The Fund observes a policy to normally invest at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities and other equity-related investments of Small-Capitalization Emerging Market Issuers.

Curian/Baring International Fixed Income Fund
Curian Capital, LLC (and Baring International Investment Limited)

Seeks a total return in excess of that achieved by the Fund’s benchmark. The Fund invests, under normal circumstances, at least 80% of its net assets in fixed income securities rated in one of the four highest rating categories by S&P (BBB- or better), Moody’s (Baa3 or better), or in unrated securities of comparable quality as determined by Baring International Investment Limited, the Fund’s sub-adviser (the “Sub-Adviser”).

Curian/BlackRock Global Long Short Credit Fund
Curian Capital, LLC (and BlackRock Financial Management, Inc. and BlackRock International Limited)

Seeks absolute total returns over a complete market cycle through diversified long and short exposure to the global fixed income markets.  A complete market cycle for fixed income funds such as the Fund is typically three to five years .

Under normal market conditions, the Fund invests at least 80% of its total assets in credit-related instruments, including, but not limited to, U.S. Government and agency securities, foreign government and supranational debt securities, corporate bonds, including bonds of companies principally engaged in the aircraft or air transportation industries, mortgage-related securities and asset-backed securities, collateralized debt and loan obligations, including bonds collateralized by aircraft and/or aircraft equipment, emerging market debt securities, preferred securities, structured products, mezzanine securities, senior secured floating rate and fixed rate loans or debt, second lien or other subordinated or unsecured floating rate and fixed rate loans or debt, convertible debt securities, and derivatives with similar economic characteristics.

Curian/CenterSquare International REIT Fund
Curian Capital, LLC (and  CenterSquare Investment Management, Inc. )

Seeks to maximize total return consisting of capital appreciation and current income.   The Fund normally invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in publicly-traded foreign equity securities of companies principally engaged in the real estate sector.

Curian/DFA U.S. Micro Cap Fund
Curian Capital, LLC (and Dimensional Fund Advisors LP)
Seeks long-term capital appreciation. As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its net assets in securities of U.S. micro-cap companies.

Curian/DoubleLine Total Return Fund
Curian Capital, LLC (and DoubleLine Capital LP)

Seeks to maximize total return by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of borrowings for investment purposes) in bonds.

Curian/Eaton Vance Global Macro Absolute Return Advantage Fund
Curian Capital, LLC (and Eaton Vance Management)

Seeks total return by investing in securities, derivatives and other instruments to establish long and short investment exposures around the world. Total return is defined as income plus capital appreciation. The Fund normally invests in multiple countries and may have significant exposure to foreign currencies.

Curian/Epoch Global Shareholder Yield Fund
Curian Capital, LLC (and Epoch Investment Partners, Inc.)
Seeks to provide a high level of income.  Capital appreciation is a secondary objective.   The Fund generally invests in a diversified portfolio consisting of equity securities of companies located throughout the world, including the U.S., that have a history of attractive dividend yields and positive growth in operating cash flow.  Under normal market conditions, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities of dividend-paying companies across all market capitalizations.

Curian/FAMCO Flex Core Covered Call Fund
Curian Capital, LLC (and Fiduciary Asset Management LLC )
Seeks long-term capital appreciation while reducing the downside risk of equity investments by investing in a portfolio of equity securities and writing (selling) call options on at least 80% of the Fund’s total assets.  Over a market cycle, the Fund seeks to achieve its objective by investing in a portfolio consisting primarily of large capitalization common stocks of U.S. corporations and U.S. dollar-denominated equity securities of foreign issuers (including American Depositary Receipts (“ADRs”)), in each case traded on U.S. securities exchanges, and on an ongoing basis, writing (selling) covered call options.

Curian Focused International Equity Fund
Curian Capital, LLC (and WCM Investment Management)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 75% of its net assets in equity securities of non-U.S. domiciled companies or depositary receipts of non-U.S. domiciled companies.

Curian Focused U.S. Equity Fund
Curian Capital, LLC (and The London Company of Virginia, LLC)

Seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its net assets in common stocks of U.S. listed companies.  The Fund may invest in companies of any market capitalization and will typically hold a limited number of names in the portfolio.

Curian/Franklin Templeton Frontier Markets Fund
Curian Capital, LLC (and Templeton Asset Management Ltd.)
Seeks long-term capital appreciation by investing at least 80% of its net assets in securities of companies located in “frontier market countries.”

Curian/Franklin Templeton Natural Resources Fund
Curian Capital, LLC (and Franklin Advisers, Inc.)
Seeks high total return (consisting of capital appreciation and income).   Under normal market conditions, the Fund invests at least 80% of its net assets in the equity and debt securities of companies in the natural resources sector.  The Fund invests predominantly in equity securities, primarily common stock.

Curian/Lazard International Strategic Equity Fund
Curian Capital, LLC (and Lazard Asset Management LLC)

Seeks long-term capital appreciation. Under normal market conditions, the Fund invests at least 80% of its assets (plus any borrowings made for investment purposes) in equity securities, principally common stocks, of non-U.S. companies whose principal activities are located in countries represented by the Morgan Stanley Capital International (“MSCI”) Europe, Australasia and Far East (“EAFE”) Index that Lazard Asset Management LLC, the Fund’s sub-adviser (the “Sub-Adviser”), believes are undervalued based on their earnings, cash flow or asset values.

Curian Long Short Credit Fund
Curian Capital, LLC (and PPM America, Inc.)

Seeks to maximize total return through a combination of current income and capital appreciation, consistent with capital preservation by investing its assets across a wide range of fixed income securities, and other investments to generate total return under a variety of market conditions and economic cycles.

Curian/Neuberger Berman Currency Fund
Curian Capital, LLC (and Neuberger Berman Fixed Income LLC)
Seeks absolute return by investing, under normal circumstances, at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in currency-related investments.

Curian/Neuberger Berman Risk Balanced Commodity Strategy Fund
Curian Capital, LLC (and Neuberger Berman Fixed Income LLC)
Seeks total returnby investing under normal circumstances in commodity-linked derivative instruments and fixed-income instruments. Commodities are assets that have tangible properties, such as oil, natural gas, agricultural products or metals. The Fund seeks to gain exposure to the commodity markets by investing, directly or indirectly, in futures contracts on individual commodities and other commodity-linked derivative instruments.

Curian/Nicholas Convertible Arbitrage Fund
Curian Capital, LLC (and Nicholas Investment Partners, L.P.)
Seeks absolute return by utilizing directional hedges on the underlying equity exposure of convertible securities invested in by the Fund.

Curian/PIMCO Credit Income Fund
Curian Capital, LLC (and Pacific Investment Management Company LLC)
Seeks maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of investment grade corporate fixed income securities of varying maturities, which may be represented by forwards, repurchase agreements, reverse repurchase agreements or loan participations and assignments or derivatives such as options, futures contracts or swap agreements.

Curian/PineBridge Merger Arbitrage Fund
Curian Capital, LLC (and PineBridge Investments LLC)
Seek s capital appreciation through the use of mergers and acquisitions (“M&A”) arbitrage by investing in equity securities of companies that are involved publicly announced mergers, takeovers, tender offers, leveraged buyouts, and other corporate reorganizations.

Curian/Schroder Emerging Europe Fund
Curian Capital, LLC (and Schroder Investment Management North America Inc. and sub-sub-adviser: Schroder Investment Management North America Limited)

Seeks long-term growth of capital.   Under normal market conditions, the Fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in equity and equity related securities of companies located (or with primary operations) in the emerging market countries of Europe, with a primary focus on Central and Eastern European markets and the markets of the former Soviet Union and the Mediterranean-region emerging markets.

Curian/T. Rowe Price Capital Appreciation Fund
Curian Capital, LLC (and T. Rowe Price Associates, Inc. )

Seeks long-term capital appreciation by investing, under normal circumstances, at least 50% of its net assets in the common stocks of established U.S. companies that T. Rowe Price Associates, Inc., the Fund’s sub-adviser (“Sub-Adviser”) believes have above-average potential for capital growth. The remaining assets are generally invested in convertible securities, corporate and government debt, bank loans (which represent an interest in amounts owed by a borrower to a syndicate of lenders), and foreign securities, in keeping with the Fund’s objective. The Fund may invest up to 25% of its net assets in foreign securities.

Curian/The Boston Company Equity Income Fund
Curian Capital, LLC (and The Boston Company Asset Management LLC)
Seeks total return (consisting of capital appreciation and income).   Under normal market conditions, the Fund invests at least 80% of its assets (net assets plus the amount of any borrowings for investment purposes) in equity securities.  The Fund seeks to focus on dividend-paying stocks and other investments and investment techniques that provide income, including covered call strategies.

Curian/UBS Global Long Short Fixed Income Opportunities Fund
Curian Capital, LLC (and UBS Global Asset Management (Americas) Inc.)

Seeks to maximize total return, consisting of capital appreciation and current income by investing its assets across a wide range of fixed income securities, currencies and other investments to generate total returns under a variety of market conditions and economic cycles.

Curian/Van Eck International Gold Fund
Curian Capital, LLC (and Van Eck Associates Corporation)
Seeks long-term capital appreciation.  The Fund may take current income into consideration when choosing investments.  Under normal conditions, the Fund invests at least 80% of its net assets in securities of companies principally engaged in gold-related activities, instruments that derive their value from gold, gold coins and bullion.

JNL Variable Fund LLC

JNL/Mellon Capital Nasdaq® 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return by investing in the common stocks of the 25 companies that are expected to have a potential for capital appreciation.  The Nasdaq 25 Strategy selects a portfolio of common stocks of 25 companies selected from stocks included in the Nasdaq-100 Index®.

JNL/Mellon Capital Value Line® 30 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stocks of 30 companies that Value Line® gives a #1 ranking for TimelinessTM.  The 30 companies are selected each year by the S ub- A dviser based on certain positive financial attributes.  The #1 TimelinessTM top ranking given to only 100 stocks reflects Value Line’s view of their probable price performance during the next six months relative to the other stocks ranked by Value Line®.

JNL/Mellon Capital S&P® SMid 60 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in the common stock of 30 companies included in the Standard & Poor's MidCap 400 Index and 30 companies in the Standard & Poor's SmallCap 600 Index.  The Fund seeks to achieve its objective by identifying small and mid-capitalization companies with improving fundamental performance and sentiment.  The Sub-Adviser follows a process that attempts to select small and mid-cap companies that are likely to be in an earlier stage of their economic life cycle than mature large-cap companies.

JNL/Mellon Capital NYSE® International 25 Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks capital appreciation by investing in foreign companies that trade on the New York Stock Exchange (“NYSE”).  The 25 companies are selected on a specific date each year by ranking the stocks on the NYSE International IndexSM based on two factors: price to book and price to cash flow. The sub-adviser then selects an equally-weighted portfolio of the 25 companies with the highest overall ranking on the two factors.

JNL/Mellon Capital Communications Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Telecommunications Index in proportion to their market capitalization weighting in the Dow Jones U.S. Telecommunications Index.

JNL/Mellon Capital Consumer Brands Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Consumer Services Index in proportion to their market capitalization weighting in the Dow Jones U.S. Consumer Services Index.

JNL/Mellon Capital Financial Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Financial Index in proportion to their market capitalization weighting in the Dow Jones U.S. Financials Index.

JNL/Mellon Capital Healthcare Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Health Care Index in proportion to their market capitalization weighting in the Dow Jones U.S. Health Care Index.

JNL/Mellon Capital Oil & Gas Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Oil & Gas Index in proportion to their market capitalization weighting in the Dow Jones U.S. Oil & Gas Index.

JNL/Mellon Capital Technology Sector Fund
Jackson National Asset Management, LLC (and Mellon Capital Management Corporation)

Seeks total return through capital appreciation and dividend income by investing, under normal circumstances, at least 80% of its assets in the stocks in the Dow Jones U.S. Technology Index in proportion to their market capitalization weighting in the Dow Jones U.S. Technology Index.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other mutual funds that the Fund's investment sub-advisers also manage.  Although the objectives and policies may be similar, the investment results of the Funds may be higher or lower than the results of those other mutual funds.  We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment sub-advisers.  The Funds described are available only through variable annuity contracts issued by Jackson.  They are NOT offered or made available to the general public directly.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations.  IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base.  A Fund may not experience similar performance as its assets grow.

You should read the prospectuses for the JNL Series Trust, the JNL Variable Fund LLC and the Curian Variable Series Trust carefully before investing.  Additional Funds and Investment Divisions may be available in the future.  The prospectuses for the JNL Series Trust, the JNL Variable Fund LLC and the Curian Variable Series Trust are attached to this prospectus.  However, these prospectuses may also be obtained at no charge by calling 1-800-644-4565 (Annuity and Life Service Center) or 1-800-777-7779 (for C ontracts purchased through a bank or financial institution), by writing P.O. Box 30314, Lansing, Michigan 48909-7814, or by visiting www.jackson.com.

Voting Privileges. To the extent required by law, we will obtain instructions from you and other Owners about how to vote our shares of a Fund when there is a vote of shareholders of a Fund.  We will vote all the shares we own in proportion to those instructions from Owners.  An effect of this proportional voting is that a relatively small number of Owners may determine the outcome of a vote.

Substitution. We reserve the right to substitute a different Fund or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account.  We will not do this without any required approval of the SEC.  We will give you notice of any substitution.

CONTRACT CHARGES

There are charges associated with your Contract, the deduction of which will reduce the investment return of your Contract.  Charges are deducted proportionally from your Contract Value.  These charges may be a lesser amount where required by state law or as described below, but will not be increased.  We expect to profit from certain charges assessed under the Contract.  These charges (and certain other expenses) are as follows:

Mortality and Expense Risk Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for the Mortality and Expense Risk Charge.  On an annual basis, this charge equals 0.85% of the average daily net asset value of your allocations to the Investment Divisions.    This charge does not apply to the Fixed Account.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract.  Our mortality risks under the Contracts arise from our obligations:

●	to make income payments for the life of the Annuitant during the income phase; and
●	to waive the withdrawal charge in the event of the Owner's death.

Our expense risks under the Contracts include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charge.
If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

Annual Contract Maintenance Charge. During the accumulation phase, we deduct a $50 annual contract maintenance charge on the Contract Anniversary of the Issue Date.  We will also deduct the annual contract maintenance charge if you make a total withdrawal.  This charge is for administrative expenses.  The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and generally is taken from the Investment Divisions and the Fixed Account based on the proportion their respective value bears to the Contract Value.  We will not deduct this charge if, when the deduction is to be made, the value of your Contract is $50,000 or more.

Administration Charge. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges.  On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions.  This charge does not apply to the Fixed Account.  This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

This charge is waived if the Contract Value on the later of the Issue Date or the most recent Contract Quarterly Anniversary is greater than or equal to $1 million.  If your Contract Value subsequently drops below $1 million on the most recent Contract Quarterly Anniversary, the Administration Charge will be reinstated.

Transfer Charge. You must pay $25 for each transfer in excess of 15 in a Contract Year.  This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable.  We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require, and we may charge a lesser fee where required by state law.   Transfers made in connection with Investment Divisions under the Guidance Model Portfolios are treated the same as other transfers with respect to the charges and waivers described above.  For information on the Dollar Cost Averaging, Earnings Sweep and Rebalancing programs please see the applicable section under “OTHER INFORMATION” beginning on page 47.

Withdrawal Charge (not applicable for Contracts with the Liquidity Option). At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

●	Premiums that are no longer subject to a withdrawal charge (Premiums in your annuity for at least five years without being withdrawn), plus
●	earnings (excess of your Contract Value allocated to the Investment Divisions and the Fixed Account over your Remaining Premiums allocated to those accounts)
●
during each Contract Year 10% of Premium (subject to certain exclusions) that would otherwise incur a withdrawal charge, or be reduced by an Excess Interest Adjustment, and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), minus earnings (required minimum distributions will be counted as part of the free withdrawal amount).

We will deduct a withdrawal charge on:

●	withdrawals in excess of the free withdrawal amount (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or
●	withdrawals under a tax-qualified Contract that exceed its required minimum distribution (the entire withdrawal will be subject to the withdrawal charge), or
●
withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity (the withdrawal charge is imposed only on the excess amount above the free withdrawal amount), or

●	amounts withdrawn in a total withdrawal, or
●	amounts applied to income payments on an Income Date that is within one year of the Issue Date.

The amount of the withdrawal charge deducted varies according to the following schedule and is based on Completed Years following each Premium (state variations may apply):

Withdrawal Charge (as a percentage of Premium payments):

Completed Years since Receipt of Premium	0-1	1-2	2-3	3-4	4-5	5+
	6.5%	6.0%	5.0%	4.0%	3.0%	0%

Upon a partial or full withdrawal, the withdrawal charge percentage will be the lesser of the withdrawal charge percentage indicated above, or the maximum withdrawal charge percentage listed below.  In either case, the withdrawal charge percentage will decrease with each year until no longer applicable.

Beginning on the Contract Anniversary on or After the Owner Attains the Age of:	Maximum Withdrawal Charge Percentage
88	5.50%
89	4.50%
90	3.75%
91	2.75%
92	1.75%
93	0.75%
94+	0.00%

For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium.  If you make a full withdrawal, or elect to commence income payments within one year of the date your Contract was issued, the withdrawal charge is based on Premiums remaining in the Contract and no free withdrawal amount applies.  If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract.  The withdrawal charge compensates us for costs associated with selling the Contracts.

Note:  Withdrawals under a non-qualified Contract will be taxable on an “income first” basis.  This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full.  Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any amounts paid out as:

●	income payments during your Contract's income phase (but the withdrawal charge is deducted at the Income Date if income payments are commenced in the first Contract Year);
●	death benefits; or
●
withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the withdrawal requested exceeds the required minimum distribution; if the Contract was purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA); or is a Roth IRA annuity, then the entire withdrawal will be subject to the withdrawal charge).

We may reduce or waive the withdrawal charge when the Contract is purchased by employees, agents and financial representatives of the Company or its affiliates.  These transactions will be conducted in a non-discriminatory manner and under circumstances that reduce our sales expenses.

Liquidity Option Charge.  If you select the Liquidity Option, which provides for no withdrawal charges, you will pay 0.25% on an annual basis of the average daily Contract Value in the Investment Divisions regardless of whether you take any withdrawals.  Charges are deducted daily as part of the calculation of the value of the Accumulation Units. We stop deducting this charge on the date you annuitize.

Commutation Fee. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your Beneficiary elects to receive a lump sum payment, the amount received will be reduced by (a) minus (b) where:

●
(a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and

●
(b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

Other Expenses. We pay the operating expenses of the Separate Account, including those not covered by the mortality and expense and administrative charges.  There are deductions from and expenses paid out of the assets of the Funds.  These expenses are described in the attached prospectus for the JNL Series Trust, JNL Variable Fund LLC and Curian Variable Series Trust.  For more information, please see the “Fund Operating Expenses” table beginning on page 9 .

Premium Taxes.  Some states and other governmental entities charge Premium taxes or other similar taxes.  We pay these taxes and may make a deduction from your Contract Values for them.  Premium taxes generally range from 0% to 3.5% (the amount of state Premium tax, if any, will vary from state to state).

Income Taxes.  We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of the Separate Account, or to a particular Investment Division.  No federal income taxes are applicable under present law and we are not presently making any such deduction.

DISTRIBUTION OF CONTRACTS

Jackson National Life Distributors LLC (“JNLD” or “Distributor”), located at 7601 Technology Way, Denver, Colorado 80237, serves as the distributor of the Contracts.  JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company.  JNLD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”).  JNLD is not a member of the Securities Investor Protection Corporation (“SIPC”).  For more information on broker-dealers and their registered representatives, you may use the FINRA BrokerCheck program via telephone (1-800-289-9999) or internet (www.finra.org).

The Contract is offered to customers of various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any legal responsibility to pay amounts that are owed under the Contract. The obligations and guarantees under the Contract are the sole responsibility of Jackson.  The financial institution, brokerage firm or insurance agency is responsible for delivery of various related disclosure documents and the accuracy of their oral description and recommendation of the purchase of the Contract.

Commissions are paid to broker-dealers who sell the Contracts.  While commissions may vary, they are not expected to exceed 6% of any Premium payment.  Where lower commissions are paid up front, we may also pay trail commissions.  We may also pay commissions on the Income Date if the annuity option selected involves a life contingency or a payout over a period of ten or more years.

Under certain circumstances, JNLD out of its own resources and/or Jackson may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions.  These payments and/or reimbursements to broker-dealers are in recognition of their marketing and distribution and/or administrative services support.  They may not be offered to all broker-dealers, and the terms of any particular agreement may vary widely among broker-dealers depending on, among other things, the level and type of marketing and distribution support provided assets under management, and the volume and size of the sales of our insurance products.  They may provide us greater access to the registered representatives of the broker-dealers receiving such compensation or may otherwise influence the broker-dealer and/or registered representative to present the Contracts more favorably than other investment alternatives.  Such compensation is subject to applicable state insurance law and regulation and the FINRA rules of conduct.  While such compensation may be significant, it will not cause any additional direct charge by us to you.

The two primary forms of such compensation paid by JNLD and/or Jackson are overrides and marketing support payments.  Overrides are payments that are designed as consideration for product placement, assets under management and sales volume.  Overrides are generally based on a fixed percentage of product sales and generally range from 10 to 50 basis points (0.10% to 0.50%).  Marketing support payments may be in the form of cash and/or non-cash compensation and allow us to, among other things, participate in sales conferences (for example, national, regional and top producer meetings), sponsorships and educational seminars.  Examples of such payments include, but are not limited to, reimbursements for representative training or “due diligence” meetings (including travel and lodging expenses), client events, speaker fees and business development and educational enhancement items, including payments to third party vendors for such items.  Payments or reimbursements for meetings and seminars are generally based on the anticipated level of participation and/or accessibility and the size of the audience.  Subject to FINRA rules of conduct, we may also provide cash and/or non-cash compensation to registered representatives in the form of gifts, promotional items and occasional meals and entertainment.  Individual registered representatives may receive differing levels of sales and service support.   Some support services may benefit the prospective or current contract owner.

Below is an alphabetical listing of the 20 broker-dealers that received the largest amounts of marketing and distribution and/or administrative support in 2013 from the Distributor in relation to the sale of our variable insurance products:

Cetera Advisor Networks LLC
Cetera Investment Services LLC
Commonwealth Financial Network
CUSO Financial Services
ING Financial Partners Inc
INVEST Financial Corporation
LPL Financial Corporation
Merrill Lynch
Metlife Securities
MML Investors Services Inc
Morgan Stanley Smith Barney
National Planning Corporation
Raymond James
Securities America
Signator Investors, Inc
SII Investments
Transamerica Financial Advisors, Inc
UBS Financial Services Inc
Wells Fargo Advisors
Woodmen Financial Services, Inc.

Please see Appendix B for a complete list of broker-dealers that received amounts of marketing and distribution and/or administrative support in 2013 from the Distributor in relation to the sale of our variable insurance products.  While we endeavor to update this list on an annual basis, please note that interim changes or new arrangements may not be listed.

We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge and other charges.  Besides Jackson National Life Distributors LLC, we are affiliated with the following broker-dealers:

●	National Planning Corporation,
●	SII Investments, Inc.,
●	IFC Holdings, Inc. d/b/a Invest Financial Corporation,
●	Investment Centers of America, Inc., and
●	Curian Clearing LLC

The Distributor also has the following relationships with the sub-advisers and their affiliates.  The Distributor receives payments from certain sub-advisers to assist in defraying the costs of certain promotional and marketing meetings in which they participate.  The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the sub-adviser's participation.  Our affiliated broker-dealers may also sell the retail mutual funds of certain sub-advisers.  In addition, the Distributor acts as distributor of variable annuity contracts and variable life insurance policies (the “Other Contracts”) issued by Jackson and its subsidiary, Jackson National Life Insurance Company of New York.  Unaffiliated broker-dealers are also compensated at the standard rates of compensation.  The compensation consists of commissions, trail commissions and other compensation or promotional incentives as described above and in the prospectus or statement of additional information for the Other Contracts.

All of the compensation described here, and other compensation or benefits provided by Jackson or our affiliates, may be greater or less than the total compensation on similar or other products.  The amount and/or structure of the compensation can possibly create a potential conflict of interest as it may influence your registered representative, broker-dealer or selling institution to present this Contract over other investment alternatives.  The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer.  You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the Contract.

PURCHASES

Minimum Initial Premium:

●	$25,000 under most circumstances
●	$25,000 for a qualified plan Contract

Minimum Additional Premiums:

●	$500 for a qualified or non-qualified plan
●	$50 for an automatic payment plan
●	You can pay additional Premiums at any time during the accumulation phase.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce Contract Values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge.  We reserve the right to limit the number of Contracts that you may purchase.  We also reserve the right to refuse any Premium payment.  There is a $100 minimum balance requirement for each Investment Division and Fixed Account.  We reserve the right to restrict availability or impose restrictions on the Fixed Account.

Maximum Premiums:

●	The maximum aggregate Premiums you may make without our prior approval is $2.5 million.

The payment of subsequent Premiums, depending on market conditions at the time they are made, may or may not contribute to the various benefits under your Contract.  Our right to restrict Premiums to a lesser maximum amount may also affect the benefits under your Contract.

Allocations of Premium.  You may allocate your Premiums to one or more of the Investment Divisions and Fixed Account, if available.  The minimum amount you may allocate to the Investment Division or a Fixed Account is $100.  We will allocate any additional Premiums you pay in the same way unless you instruct us otherwise.

Although more than 18 Investment Divisions and the Fixed Account may be available under your Contract, you may not allocate your Contract Values among more than 18 at any one time.

We will issue your Contract and allocate your first Premium within two B usiness D ays (days when the New York Stock Exchange is open) after we receive your first Premium and all information that we require for the purchase of a Contract.  If we do not receive all of the information that we require, we will contact you to get the necessary information.  If for some reason we are unable to complete this process within five B usiness D ays, we will return your money. Each B usiness D ay ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Capital Protection Program. If you select our Capital Protection Program at issue, we will allocate enough of your Premium to the available Fixed Account Option you select to assure that the amount so allocated will equal, at the end of a selected period, your total original Premium paid.  You may allocate the rest of your Premium to any Investment Division(s).  If any part of the Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original Premium.  This program is available only if Fixed Account Options are available.  There is no charge for the Capital Protection Program.  You should consult your Jackson representative with respect to the current availability of Fixed Account Options, their limitations, and the availability of the Capital Protection Program.

The Capital Protection Program is not available on Contracts with the Liquidity Option.

For an example of capital protection, assume you made a Premium payment of $10,000 when the interest rate for the three-year guaranteed period was 3% per year.  We would allocate $9,152 to that Guarantee Period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken.  The remaining $848 of the payment would be allocated to the Investment Division(s) you selected.

Alternatively, assume Jackson receives a Premium payment of $10,000 when the interest rate for the 7-year period is 6.75% per year.  Jackson will allocate $6,331 to that Guarantee Period because $6,331 will increase at that interest rate to $10,000 after 7 years.  The remaining $3,669 of the payment will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter Guarantee Periods require allocation of substantially all your Premium to achieve the intended result.  In each case, the results will depend on the interest rate declared for the Guarantee Period.

Accumulation Units. Your Contract Value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select.  In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an “Accumulation Unit.”  During the income phase we use a measure called an “Annuity Unit.”

Every B usiness D ay, we determine the value of an Accumulation Unit for each of the Investment Divisions by:

●	determining the total amount of assets held in the particular Investment Division;
●	subtracting any asset-based charges and taxes chargeable under the Contract; and
●	dividing this amount by the number of outstanding Accumulation Units.

Charges deducted through the cancellation of units are not reflected in this computation.

The value of an Accumulation Unit may go up or down from day to day.  The base Contract has different values of Accumulation Unit s than a Contract with the Liquidity Option, based on the differing amount of charges applied in calculating the values of Accumulation Unit s .

When you make a Premium payment, we credit your Contract with Accumulation Units.  The number of Accumulation Units we credit is determined at the close of that B usiness D ay by dividing the amount of the Premium allocated to any Investment Division by the value of the Accumulation Unit for that Investment Division that reflects the respective charges under your Contract.

In connection with arrangements we have to transact business electronically, we may have agreements in place whereby the time when certain broker-dealers receive your initial Purchase Payment and all required information in G ood O rder will be used for initial pricing of your Contract V alues.  However, if we do not have an agreement with a broker-dealer providing for these pricing procedures, initial Purchase Payments received by the broker-dealer will not be priced until they are received by us. As of the date of this prospectus, we have such an agreement with Morgan Stanley Smith Barney LLC and SBHU Life Agency.  Please check with your representative to determine if his/her broker-dealer has an agreement with the Company that provides for these pricing procedures.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

You may transfer your Contract Value between and among the Investment Divisions at any time, unless transfers are subject to other limitations, but transfers between an Investment Division and the Fixed Account must occur prior to the Income Date.

You can make 15 transfers every Contract Year without charge.

A transfer will be effective as of the end of the B usiness D ay when we receive your transfer request in Good Order, and we will disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Transfers from the Fixed Account generally will be subject to any applicable Excess Interest Adjustment.

Potential Limits and Conditions on Fixed Account Transfers. There may be periods when we do not offer any Fixed Account.  We can prohibit or impose limitations or other requirements on transfers to or from the Fixed Account as permitted by applicable law.

In addition, we also specifically reserve the right to impose the limitations and conditions set forth in 1-4 below with respect to the one-year Fixed Account Option.  Although we are not imposing these restrictions as of the date of this prospectus, if we do decide to impose them, they could provide as follows with respect to both new and already outstanding Contracts:

1.  During any Contract Year, the aggregate dollar amount of all transfers from the one-year Fixed Account Option (including transfers at the end of the one-year period) could not exceed whichever of the following three maximums apply to you for that year:

•
Maximum transfers during the first Contract Year in which you have Contract Value in the one-year Fixed Account Option subject to these restrictions: 1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary;

•	Maximum transfers during any subsequent Contract Year, if you had Contract Value subject to these restrictions during the preceding Contract Y ear:
i.	1/3 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did not make a 1/3 transfer in the preceding year as mentioned above or
ii.	1/2 of your Contract Value in the one-year Fixed Account Option as of the most recent Contract Anniversary if you did make such a 1/3 transfer in the preceding year; or
•
Maximum transfers during any Contract Year, if you had Contract Value subject to these restrictions during both of the preceding two Contract Years and, in those years, you made the 1/3 maximum transfer in the first year and 1/2 maximum transfer in the second year as mentioned above: all of your remaining Contract Value in the one-year Fixed Account Option.

2.  We could require that any transfer from the one-year Fixed Account Option in a Contract Year occur at least twelve months after the most recent such transfer in the previous Contract Year.

3.  We could restrict or prohibit your transfers into or allocations of any additional Premiums to the one-year Fixed Account Option in any Contract Year in which you make a transfer from the one-year Fixed Account Option.

4.  We could restrict or prohibit your transfers from the one-year Fixed Account Option in any Contract Year in which you make a transfer into or allocate any additional Premiums to the one-year Fixed Account Option.

We may impose restrictions 1-4 separately or in combination but we expect that they would be imposed as a group, so that you would be subject to all of these restrictions if you are subject to any of them.

Certain systematic investment programs could be excluded from the restrictions listed in 1-4 above, such that transfers under those programs would not count against the maximum amounts that may be transferred out of the one-year Fixed Account Option and the Contract Value under such programs would be excluded from the computation of such maximum amounts.

We also could permit or require that a systematic transfer program be used to make transfers from any Fixed Account Options. For example, you could be permitted to have the three transfers that are referred to in restriction 1 above automated through a systematic transfer out (“STO”) on each of your next three Contract Anniversaries.  The amount automatically transferred on each of such three Contract Anniversaries would be the maximum amount that would be permitted to be transferred on that date under restriction 1, such that following the automatic STO transfer on the third such Contract Anniversary you would no longer have any Contract Value in the one-year Fixed Account Option.   If we establish such an STO for you, however, we would (pursuant to restrictions 3 and 4 above) prohibit you from making any other transfer from, or any Premium payments or transfers into, the one-year Fixed Account Option during any Contract Year in which an automatic STO transfer is made for you.  Also (pursuant to restriction 2 above) you could elect such an STO only if (i) at least twelve calendar months have passed since your last STO program (if any) had ended and (ii) during the Contract Year in which you make the election, you have not made any transfers from, or any Premium payments or transfers into the one-year Fixed Account Option (unless you made the transfer or Premium payment before the time we had instituted restrictions 1-4). Transfers pursuant to any STO would not count toward your 15 free transfer limit.

If we require you to commence an STO at a time when, due to any of the foregoing restrictions, you would not be eligible to elect such a program, the three annual STO transfers will be delayed.  In that case, the first such STO transfer would occur on the first Contract Anniversary after you are eligible to elect an STO.

If we impose the restrictions described in 1-4 above, we would provide you prompt written notice of that fact, as well as any requirement or option to commence an STO.  In that case, the restrictions would be effective immediately and we would not expect to provide you with an opportunity to make transfers from the one-year Fixed Account Option, other than in compliance with and subject to the limitations in such restrictions.  Accordingly, you should consider whether you are willing to be subject to those limitations before you allocate any Premiums or transfers to the one-year Fixed Account Option.

We also may restrict your participation in any systematic investment program if you allocate any amounts to a Fixed Account Option.

Restrictions on Transfers: Market Timing.  The Contract is not designed for frequent transfers by anyone.  Frequent transfers between and among Investment Divisions may disrupt the underlying Funds and could negatively impact performance, by interfering with efficient management and reducing long-term returns, and increasing administrative costs. Frequent transfers may also dilute the value of shares of an underlying Fund.  Neither the Contracts nor the underlying Funds are meant to promote any active trading strategy, like market timing.  Allowing frequent transfers by one or some Owners could be at the expense of other Owners of the Contract.  To protect Owners and the underlying Funds, we have policies and procedures to deter frequent transfers between and among the Investment Divisions.

Under these policies and procedures, there is a $25 charge per transfer after 15 in a Contract Year, and no round trip transfers are allowed within 15 calendar days.  Also, we could restrict your ability to make transfers to or from one or more of the Investment Divisions, which possible restrictions may include, but are not limited to:

●	limiting the number of transfers over a period of time;
●	requiring a minimum time period between each transfer;
●	limiting transfer requests from an agent acting on behalf of one or more Owners or under a power of attorney on behalf of one or more Owners; or
●	limiting the dollar amount that you may transfer at any one time.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive B usiness D ays.  In addition, your right to make transfers between and among Investment Divisions may be modified if we determine that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We continuously monitor transfers under the Contract for disruptive activity based on frequency, pattern and size.  We will more closely monitor Contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of electronic or telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary.  If we terminate your ability to make transfers, you may need to make a partial withdrawal to access the Contract Value in the Investment Division(s) from which you sought a transfer.  We will notify you and your representative in writing within five days of placing the Contract on a watch list.

Regarding round trip transfers, we will allow redemptions from an Investment Division; however, once a complete or partial redemption has been made from an Investment Division through an Investment Division transfer, you will not be permitted to transfer any value back into that Investment Division within 15 calendar days of the redemption.  We will treat as short-term trading activity any transfer that is requested into an Investment Division that was previously redeemed within the previous 15 calendar days, whether the transfer was requested by you or a third party.

Our policies and procedures do not apply to the JNL/WMC Money Market Investment Division and the Fixed Account, Dollar Cost Averaging, Earnings Sweep or the Rebalancing program.  We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an Owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship.  These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application.  Please contact our Annuity Service Center if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures.  We have agreements allowing for asset allocation and investment advisory services that are not only subject to our policies and procedures, but also to additional conditions and limitations, intended to limit the potential adverse impact of these activities on other Owners of the Contract.  We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every Contract engaging in frequent transfers every time.  If these policies and procedures are ineffective, the adverse consequences described above could occur.  We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other Owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

TELEPHONE AND INTERNET TRANSACTIONS

The Basics. You can request certain transactions by telephone or at www.jackson.com, our Internet website, subject to our right to terminate electronic or telephonic transfer privileges described above.  Our Annuity Service Center representatives are available during business hours to provide you with information about your account.  We require that you provide proper identification before performing transactions over the telephone or through our Internet website.  For Internet transactions, this will include a Personal Identification Number (PIN).  You may establish or change your PIN at www.jackson.com.

What You Can Do and How. You may make transfers by telephone or through the Internet unless you elect not to have this privilege.  Any authorization you provide to us in an application, at our website, or through other means will authorize us to accept transaction instructions, including Investment Division transfers/allocations, by you and your representative unless you notify us to the contrary.  To notify us, please call us at the Annuity Service Center.  Our contact information is on the cover page of this prospectus and the number is referenced in your Contract or on your quarterly statement.

You may elect to make partial withdrawals by telephone, provided that we have received your prior written authorization to take instructions over the telephone. The amount of the withdrawal requested cannot exceed 80% of the Contract Value, up to a gross maximum withdrawal of $50,000.  Telephone withdrawal requests may only be made by the Owner(s). Additional limitations may apply.

What You Can Do and When.  When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day's value of an Accumulation Unit for an Investment Division.

Transfer instructions you send electronically are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you.  If the time and date indicated on the acknowledgement is before the close of the New York Stock Exchange, the instructions will be carried out that day.  Otherwise the instructions will be carried out the next B usiness D ay.  We will retain permanent records of all web-based transactions by confirmation number.  If you do not receive an electronic acknowledgement, you should telephone our Annuity Service Center immediately.

How to Cancel a Transaction. You may only cancel an earlier telephonic or electronic transfer request made on the same day by calling the Annuity Service Center before the New York Stock Exchange closes.  Otherwise, your cancellation instruction will not be allowed because of the round trip transfer restriction.

Our Procedures. Our procedures are designed to provide reasonable assurance that telephone or any other electronic authorizations are genuine.  Our procedures include requesting identifying information and tape-recording telephone communications and other specific details.  We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone or other electronic means that you did not authorize.  However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic and electronic information or that we will be able to accept transaction instructions via the telephone or electronic means at all times.  We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic and electronic transaction privilege.  Elections of any optional benefit or program must be in writing and will be effective upon receipt of the request in Good Order.

Upon notification of the Owner's death, any telephone transfer authorization, other than by the surviving joint Owners, designated by the Owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor's/representative's behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

●	by making either a partial or complete withdrawal,
●	by electing the Systematic Withdrawal Program,
●	by electing to receive income payments.

Your Beneficiary can have access to the money in your Contract when a death benefit is paid.

Withdrawals under the Contract may be subject to a withdrawal charge.  For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest Remaining Premium.  When you make a complete withdrawal you will receive the value of your Contract as of the end of the B usiness D ay your request is received by us in Good Order, minus any applicable taxes, the annual contract maintenance charge, and all applicable withdrawal charges, adjusted for any applicable Excess Interest Adjustment.  For more information about withdrawal charges, please see “Withdrawal Charge” beginning on page 31. We will pay the withdrawal proceeds within seven days of a request in Good Order. If a Purchase Payment made by personal check or electronic draft is received within the five days preceding a withdrawal request, we may delay payment of the withdrawal proceeds up to seven days after the date of the request, to ensure the check or electronic draft is not returned due to insufficient funds.

Your withdrawal request must be in writing but, under certain circumstances, partial withdrawals by telephone are permitted.  For more information, please see “Telephone and Internet Transactions” above .  We will accept withdrawal requests submitted via facsimile.  There are risks associated with not requiring original signatures in order to disburse the money.  To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing, with an original signature of any address change.  We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

Except in connection with the Systematic Withdrawal Program, you must withdraw at least $500 or, if less, the entire amount in the Fixed Account Option or Investment Division from which you are making the withdrawal.  If you are not specific in your withdrawal request, your withdrawal will be taken from your allocations to the Investment Divisions and Fixed Account Options based on the proportion their respective values bear to the Contract Value.

With the Systematic Withdrawal Program, you may withdraw a specified dollar amount (of at least $50 per withdrawal) or a specified percentage.  After your withdrawal, at least $100 must remain in each Fixed Account Option or Investment Division from which the withdrawal was taken.  A withdrawal request that would reduce the remaining Contract Value to less than $100 will be treated as a request for a complete withdrawal.

If you have an investment adviser who, for a fee, manages your Contract Value, you may authorize payment of the fee from the Contract by requesting a partial withdrawal.  There are conditions and limitations, so please contact our Annuity Service Center for more information.  Our contact information is on the cover page of this prospectus.  We neither endorse any investment advisers, nor make any representations as to their qualifications.  The fee for this service would be covered in a separate agreement between the two of you, and would be in addition to the fees and expenses described in this prospectus.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.  There are limitations on withdrawals from qualified plans.  For more information, please see “TAXES” beginning on page 44 .

Liquidity Option.  If you elect the Liquidity Option, you will not pay a withdrawal charge when you make a partial or full withdrawal.  This option must be selected at issue.  This option removes the five year withdrawal charge schedule that would otherwise apply.  You will pay a charge of 0.25% on an annual basis of the average net asset value of your allocations to the Investment Divisions for this option.  The decision to elect the Liquidity Option should consider whether you anticipate taking or needing to take a large withdrawal that would otherwise be subject to charges under the five year withdrawal charge schedule imposed on each Premium payment.  The charge for the Liquidity Option applies until the date you annuitize whether or not you take any withdrawals.

Systematic Withdrawal Program. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase.  You may withdraw a specified dollar amount (of at least $50 per withdrawal), a specified percentage or earnings.  Your withdrawals may be on a monthly, quarterly, semi-annual or annual basis.  There is no charge for the Systematic Withdrawal Program; however, you will have to pay taxes on the money you receive.  You may also be subject to a withdrawal charge and an Excess Interest Adjustment.

Suspension of Withdrawals or Transfers. We may be required to suspend or delay withdrawals or transfers to or from an Investment Division when:

●	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
●	under applicable SEC rules, trading on the New York Stock Exchange is restricted;
●	under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or
●	the SEC, by order, may permit for the protection of Contract Owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for up to six months or the period permitted by law.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us.  The Income Date is the day those payments begin.  Once income payments begin, the Contract cannot be returned to the accumulation phase.  You can choose the Income Date and an income option.  All of the Contract Value must be annuitized.  The income options are described below.

If you do not choose an income option, we will assume that you selected option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the Income Date or income option at least seven days before the Income Date, but changes to the Income Date may only be to a later date.  You must give us written notice at least seven days before the scheduled Income Date.  Income payments must begin by the Contract Anniversary on or next following your 95th birthday under a non-qualified Contract, or by such earlier date as required by the applicable qualified plan, law or regulation.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law).  Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire.  You do not necessarily have to annuitize your Contract to meet the minimum distribution requirements for Individual Retirement Annuities, qualified plans, and Tax-Sheltered Annuities.  Distributions from Roth IRAs are not required prior to your death.

At the Income Date, you can choose to receive fixed payments or variable payments based on the Investment Divisions.  Unless you tell us otherwise, your income payments will be based on the Contract Value allocated to the fixed and variable options on the Income Date.

You can choose to have income payments made monthly, quarterly, semi-annually or annually.  Or you can choose a single lump sum payment.  If you have less than $5,000 to apply toward an income option and state law permits, we may provide your payment in a single lump sum, part of which may be taxable as Federal Income.  Likewise, if your first income payment would be less than $50 and state law permits, we may set the frequency of payments so that the first payment would be at least $50.

Fixed Income Payments.  If you choose to receive fixed payments, the amount of each income payment will be determined by applying the portion of your Contract Value allocated to fixed payments, less any applicable Premium taxes and charges, to the rates in the annuity tables contained in the Contract applicable to the income option chosen. If the current annuity rates provided by us on contracts of this type would be more favorable, the current rates will be used.

Variable Income Payments. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

●	the amount of your Contract Value you allocate to the Investment Division(s) on the Income Date;
●	the amount of any applicable Premium taxes, or withdrawal charges and any Excess Interest Adjustment deducted from your Contract Value on the Income Date;
●	which income option you select; and
●
the investment factors listed in your Contract that translate the amount of your Contract Value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of Annuity Units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including an assumed net investment rate of 1.0% for all options and, if you select an income option with a life contingency, the age and gender of the Annuitant.  State variations may apply.

If the actual net investment rate experienced by an Investment Division exceeds the assumed net investment rate, variable annuity payments will increase over time. Conversely, if the actual net investment rate is less than the assumed net investment rate, variable annuity payments will decrease over time. If the actual net investment rate equals the assumed net investment rate, the variable annuity payments will remain constant.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select.  If that performance (measured by changes in the value of Annuity Units) exceeds the assumed net investment rate, then your income payments will increase; if that performance is less than the assumed net investment rate, then your income payments will decrease.  Neither expenses actually incurred (other than taxes on investment return), nor mortality actually experienced, will adversely affect the dollar amount of subsequent income payments.

Income Options. The Annuitant is the person whose life we look to when we make income payments (each description assumes that you are the Owner and Annuitant).  The following income options may not be available in all states.

Option 1 - Life Income.  This income option provides monthly payments for your life.  No further payments are payable after your death.

Option 2 - Joint and Survivor.  This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.  Upon the death of either person, the monthly payments will continue during the lifetime of the survivor.  No further payments are payable after the death of the survivor.

Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments.  This income option provides monthly payments for the Annuitant's life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.  The calculation of the lump sum payment results in a Commutation Fee, which is further discussed on page 33 .

Option 4 - Income for a Specified Period.  This income option provides monthly payments for any number of years from 5 to 30.  If the Beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.  The calculation of the lump sum payment results in a Commutation Fee, which is further discussed on page 33 .

Additional Options - We may make other income options available.

No withdrawals are permitted during the income phase under an income option that is life contingent.

DEATH BENEFIT

The Contract has a death benefit, which is payable during the accumulation phase.  The death benefit equals your Contract Value on the date we receive all required documentation from your Beneficiary.

The death benefit paid to your Beneficiary upon your death is calculated as of the date we receive all required documentation in Good Order which includes, but is not limited to, due proof of death and a completed claim form from the Beneficiary of record (if there are multiple beneficiaries, we will calculate the death benefit when we receive this documentation from the first Beneficiary).  Payment will include interest to the extent required by law.

If you die before moving to the income phase, the person you have chosen as your Beneficiary will receive the death benefit.  If you have a joint Owner, the death benefit will be paid when the first joint Owner dies.  The surviving joint Owner will be treated as the Beneficiary.  Any other Beneficiary designated will be treated as a contingent Beneficiary.  Only a spousal Beneficiary has the right to continue the Contract in force upon your death.

Payout Options. The death benefit can be paid under one of the following payout options:

●	single lump sum payment; or
●	payment of entire death benefit within 5 years of the date of death; or
●
payment of the entire death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy, with the balance of the death benefit payable to the Beneficiary.  Any portion of the death benefit not applied under an income option within one year of the Owner's death, however, must be paid within five years of the date of the Owner's death.

Under these payout options, the Beneficiary may also elect to receive additional lump sums at any time.  The receipt of any additional lump sums will reduce the future income payments to the Beneficiary.

Unless the Beneficiary chooses to receive the entire death benefit in a single sum, the Beneficiary must elect a payout option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death.  If the Beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your Beneficiary is your spouse, he/she may elect to continue the Contract, at the current Contract Value, in his/her own name.  For more information, please see “Spousal Continuation Option” beginning on page 43 .

Pre-Selected Payout Options. As Owner, you may also make a predetermined selection of the death benefit payout option if your death occurs before the Income Date.  However, at the time of your death, we may modify the death benefit option if the death benefit you selected exceeds the life expectancy of the Beneficiary.  If this Pre-selected Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract.  This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by the Internal Revenue Code.  If the Beneficiary does not submit the required documentation for the death benefit to us within one year of your death, however, the death benefit must be paid, in a single lump sum, within five years of your death.  The Pre-selected Death Benefit Option may not be available in your state.

Spousal Continuation Option. If your spouse is the Beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Spousal Continuation Option, no death benefit will be paid at that time.  The Spousal Continuation Option may not be available in your state.  See your financial advisor for information regarding the availability of the Spousal Continuation Option.

The Spousal Continuation Option is available to elect one time on the Contract.  However, if you have elected the Pre-Selected Death Benefit Option the Contract cannot be continued under the Spousal Continuation Option, unless preventing continuation would be prohibited by the Internal Revenue Code.  The Pre-Selected Death Benefit Option may not be available in your state.

Death of Owner On or After the Income Date. If you or a joint Owner dies, and is not the Annuitant, on or after the Income Date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death.  If you die, the Beneficiary becomes the Owner.  If the joint Owner dies, the surviving joint Owner, if any, will be the designated Beneficiary.  Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.  A contingent Beneficiary is entitled to receive payment only after the Beneficiary dies.

Death of Annuitant. If the Annuitant is not an Owner or joint Owner and dies before the Income Date, you can name a new Annuitant, subject to our underwriting rules.  If you do not name a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant.  However, if the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

If the Annuitant dies on or after the Income Date, any remaining guaranteed payment will be paid to the Beneficiary as provided for in the income option selected.  Any remaining guaranteed payment will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

TAXES

The following is only general information and is not intended as tax advice to any individual.  Additional tax information is included in the SAI.  You should consult your own tax adviser as to how these general rules will apply to you if you purchase a Contract.

CONTRACT OWNER TAXATION

Tax-Qualified and Non-Qualified Contracts. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) Contract), or pension or profit-sharing plan (including a 401(k) Plan or H.R. 10 Plan) your Contract will be what is referred to as a tax-qualified contract.  Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral.  You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a non-qualified contract. Some broker-dealers only offer the Contracts as non-qualified contracts.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified c ontract will vary depending on the specific tax rules applicable to your Contract and your particular circumstances.

Non-Qualified Contracts – General Taxation. Increases in the value of a non-qualified c ontract attributable to undistributed earnings are generally not taxable to the Contract Owner or the Annuitant until a distribution (either a withdrawal or an income payment) is made from the Contract.  This tax deferral is generally not available under a non-qualified c ontract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the Contract as an agent for a natural person).  Loans based on a non-qualified c ontract are treated as distributions.

Non-Qualified Contracts – Aggregation of Contracts. For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract.  Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts – Withdrawals and Income Payments.  Any withdrawal from a non-qualified c ontract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the Contract.  In contrast, a part of each income payment under a non-qualified c ontract is generally treated as a non-taxable return of Premium.  The balance of each income payment is taxable as ordinary income.  The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the Contract and the length of the period over which income payments are to be made.  Income payments received after all of your investment in the Contract is recovered are fully taxable as ordinary income.  Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified c ontract.  This penalty tax will not apply to any amounts:

●	paid on or after the date you reach age 59 1/2;
●	paid to your Beneficiary after you die;
●	paid if you become totally disabled (as that term is defined in the Code);
●
paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your Beneficiary;

●	paid under an immediate annuity; or
●	which come from Premiums made prior to August 14, 1982.

Beginning in 2013, the taxable portion of distributions from a non-qualified annuity c ontract will be considered investment income for purposes of the new Medicare tax on investment income.  As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts.   T hese levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately.  Owners should consult their own tax advisers for more information.

Non-Qualified Contracts – Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Code requires any nonqualified contract issued after January 18, 1985 to provide that (a) if an O wner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that O wner's death; and (b) if an O wner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the O wner's death.

The requirements of (b) above can be considered satisfied if any portion of the Owner's interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death.  The Owner's “designated beneficiary,” who must be a natural person, is the person designated by such Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death.  However, if the Owner's “designated beneficiary” is the surviving spouse of the Owner, the C ontract may be continued with the surviving spouse as the new Owner.

Tax-Qualified Contracts – Withdrawals and Income Payments.  The Code imposes limits on loans, withdrawals, and income payments under tax-qualified c ontracts.  The Code also imposes required minimum distributions for tax-qualified contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified contract.  These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI.  Any withdrawals under a tax-qualified contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions).  In most cases, there will be little or no investment in the Contract for a tax-qualified contract because contributions will have been made on a pre-tax or tax-deductible basis.

Withdrawals – Tax-Sheltered Annuities. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities.  Withdrawals can only be made when an Owner:

●	reaches age 59 1/2;
●	leaves his/her job;
●	dies;
●	becomes disabled (as that term is defined in the Code); or
●	experiences hardship. However, in the case of hardship, the Owner can only withdraw the Premium and not any earnings.

Withdrawals – Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity.  Qualified distributions from Roth IRA annuities are entirely federal income tax free.  A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Withdrawals – Investment Adviser Fees. Withdrawals from non-qualified c ontracts for the payment of investment adviser fees will be considered taxable distributions from the Contract.  In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified c ontract need not be considered a distribution for income tax purposes.  Under the facts in these Rulings:

●	there was a written agreement providing for payments of the fees solely from the annuity Contract,
●	the Contract Owner had no liability for the fees, and
●	the fees were paid solely from the annuity Contract to the adviser.

Death Benefits. None of the death benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits.  The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.  Estate or gift taxes may also apply.

Assignment. An assignment of your Contract will generally be a taxable event.  Assignments of a tax-qualified Contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended.  These limits are summarized in the SAI.  You should consult your tax adviser prior to making any assignment of your Contract.

Diversification. The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity Contract.  We believe that the underlying investments are being managed so as to comply with these requirements.  A fuller discussion of the diversification requirements is contained in the SAI.

Owner Control. In a Revenue Ruling issued in 2003, the Internal Revenue Service (IRS) considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.  Under the Contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the C ontract O wner and Jackson regarding the availability of a particular investment option and other than the C ontract O wner's right to allocate Premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The Contract will differ from the contracts described in the Revenue Ruling, in two respects.  The first difference is that the contract in the Revenue Ruling provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas a Contract offers 1 18 Investment Divisions and at least one Fixed Account Option, although a Contract Owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time.  The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract O wner will be permitted to make up to 15 transfers in any one year without a charge.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.  Jackson does not believe that the differences between the Contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the Owner of a Contract.  At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.

Withholding. In general, the income portion of distributions from a Contract are subject to 10% federal income tax withholding and the income portion of income payments are subject to withholding at the same rate as wages unless you elect not to have tax withheld. Some states have enacted similar rules.  Different rules may apply to payments delivered outside the United States.

Eligible rollover distributions from a Contract issued under certain types of tax-qualified plans will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a tax-qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from tax-qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments.  Distributions which may not be rolled over are those which are:

(a)
one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee's beneficiary, or (c) for a specified period of ten years or more;

(b)	a required minimum distribution; or
(c)	a hardship withdrawal.

JACKSON TAXATION

We will pay company income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below.  While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the Contract.  We will periodically review the issue of charging for these taxes and may impose a charge in the future.  (We do impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, but the “Federal (DAC) Tax Charge” merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law.  These benefits reduce our overall corporate income tax liability.  Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material.  We do not pass these benefits through to the separate accounts, principally because:  (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called “Federal (DAC) Tax Charge” under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

OTHER INFORMATION

Dollar Cost Averaging.  If the amount allocated to the Investment Divisions plus the amount allocated to a Fixed Account Option is at least $15,000, you can arrange to have a dollar amount or percentage of money periodically transferred automatically into the Investment Divisions and other Fixed Account Options (if currently available) (each a "Designated Option") from the one-year Fixed Account Option (if currently available) or any of the Investment Divisions (each a “Source Option”).   Investment Divisions under a Guidance Model Portfolio also are available as Designated Options and Source Options.   If we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) the one-year Fixed Account Option can be used as a Source Option for Dollar Cost Averaging only with respect to new Premiums that are allocated to that Source Option, (ii) only a twelve-month Dollar Cost Averaging period may be selected, (iii) transfers out of the one-year Fixed Account Option pursuant to such Dollar Cost Averaging will not count against the maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option and (iv) transfers from that Source Option other than such scheduled transfers will not be permitted.

To the extent that Fixed Account Options are not available or are otherwise restricted from being a Dollar Cost Averaging Source Option or Designated Option, Dollar Cost Averaging will be exclusively from or to the Investment Divisions.  In the case of transfers from the one-year Fixed Account Option or Investment Divisions with a less volatile unit value to the Investment Divisions, Dollar Cost Averaging can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase.  Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets.

There is no charge for Dollar Cost Averaging.  You may cancel your Dollar Cost Averaging program using whatever methods you use to change your allocation instructions.  You should consult with your Jackson representative with respect to the current availability of Dollar Cost Averaging.  Certain restrictions may apply.

Dollar Cost Averaging Plus (DCA+). The DCA+ Fixed Account Option is designed for dollar cost averaging transfers to Investment Divisions or systematic transfers to other Fixed Account Options.  DCA+  is subject to current availability.  A Contract Value of $15,000 is required to participate.  From time to time, we will offer special enhanced interest rates on the DCA+ Fixed Account Option.  If a DCA+ Fixed Account Option is selected, monies in the DCA+ Fixed Account Option will be systematically transferred to the Investment Divisions or other Fixed Account Options chosen over a DCA+ term of either twelve months or six months, as you select.

The DCA+ is not available on Contracts with the Liquidity Option.

Transfers out of the DCA+ Fixed Account Option other than the automatic DCA+ transfers can be made only if you discontinue use of the DCA+ Fixed Account Option.  If we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions,” then (i) you may not discontinue the DCA+ Fixed Account Option or otherwise transfer or withdraw any amounts from the DCA+ Fixed Account Option, but (ii) automatic transfers pursuant to DCA+ will not count against any maximum amount limitations we have imposed on transfers out of the one-year Fixed Account Option.

There is no charge for DCA+.  You may cancel your DCA+ program using whatever methods you use to change your allocation instructions.  You should consult your Jackson representative with respect to the current availability of the Fixed Account Options and the availability of DCA+.  Certain restrictions may apply .

Earnings Sweep.  You can choose to have your earnings transferred automatically on a monthly basis from the one-year Fixed Account Option, if currently available, and the JNL/WMC Money Market Investment Division into other Investment Divisions and Fixed Account Options .  Earnings Sweep may only be added within 30 days of the I ssue D ate of your Contract.

There is no charge for Earnings Sweep.  You may cancel your Earnings Sweep program using whatever methods you use to change your allocation instructions.  You should consult with your Jackson representative with respect to the current availability of Earnings Sweep.  Certain restrictions may apply.

Guidance Model Portfolios. The Elite Access Guidance Model Portfolios may be offered to you through your representative at no additional cost to assist in diversifying your investment across various asset classes of the available Investment Divisions (the “ Guidance Model Portfolios ” or “ Models ” ). The Guidance Model Portfolios allow you to choose from ten Models designed to assist in meeting your stated investment goals. Each Guidance Model Portfolio is comprised of a carefully selected combination of Investment Divisions representing various asset classes. The Models allocate among the various asset classes to attempt to match certain combinations of investors’ investment time horizon and risk tolerance. Please consult your representative for more information about investment based on the Guidance Model Portfolios.

Electing a Guidance Model Portfolio

Your representative is available to assist you in electing a Guidance Model Portfolio when you purchase your variable annuity or if after C ontract issue. You should determine, with the assistance of your representative, as needed, which Model is most appropriate for you based on your financial needs, risk tolerance and investment time horizon. You may request to discontinue the use of a Model by notifying your representative who will advise you on how to execute your decision.

You may also choose to invest gradually into a Guidance Model Portfolio through the Dollar Cost Averaging (DCA) program. Please see “Dollar Cost Averaging” above.

You may invest in more than one Guidance Model Portfolio at a time and also invest in other Investment Divisions that are not part of the Guidance Model Portfolios. If you split your investment in one or more Guidance Model Portfolios, your investment may no longer be consistent with the Guidance Model Portfolio’s intended objectives. Additionally, if you invest in any Investment Divisions in addition to investing in a Guidance Model Portfolio, such an investment may not be or remain consistent with the Guidance Model Portfolio’s intended objectives you selected.   Therefore, if you invest in a Guidance Model Portfolio, you should speak with your representative before investing in other Investment Divisions that are not part of the Guidance Model Portfolios.

You may request withdrawals, as permitted by your C ontract, which will be taken proportionately from each of the allocations in the selected Guidance Model Portfolio unless otherwise indicated in your withdrawal instructions. If you choose to make a non-proportional withdrawal from the Investment Divisions in the Guidance Model Portfolio, your investment may no longer be consistent with the Guidance Model Portfolio’s intended objectives. Withdrawals may be subject to a withdrawal charge and the usual tax consequences apply.

As further discussed with your representative, you can transfer 100% of your investment from each Guidance Model Portfolio to other Guidance Model Portfolios at any time; you will be transferred into the then current Models available. As a result of your transfer, you will need to update your allocation instructions on file with respect to subsequent Purchase Payments and , if applicable, DCA allocation instructions and Rebalancing instructions , if you want to reflect your new Model selection. Transfers where allocation and balancing instructions are not applicable, such as transfers of partial investments in a Model or transfers to multiple Models will require more detailed accompanying new instructions. Transfers in excess of 15 in a Contract Year may be subject to a charge (see “Transfer Charge” on page 31).

New Guidance Model Portfolios may be configured from time to time. The existing Models will remain unchanged. Thus, once you invest in a Model, the percentages of your C ontract V alue allocated to each Investment Division within the selected Model will not be changed by us. Any subsequent Purchase Payments will be invested in the same Guidance Model Portfolio as your existing Model and will not be invested in the then current Guidance Model Portfolios allocations, unless we receive specific written instructions to change to a new Guidance Model Portfolio. Your representative can provide you with information regarding the availability and nature of any new Guidance Model Portfolios and your selection of ones that meet your needs and goals. You should speak with your representative about how to keep the Investment Division allocations in your Guidance Model Portfolio in line with your investment goals over time.

Please see “Dollar Cost Averaging” above and “Rebalancing” below.

A subsequent Purchase Payment will be invested in the same Guidance Model Portfolio as your current investment unless we receive different instructions from you. You should consult with your representative to determine if you should update your allocation instructions, DCA target allocation instructions and/or Rebalancing program instructions on file when you make a subsequent Purchase Payment. Consideration of your investment time horizon and other of your investment goals may be relevant to the selection of any or certain Portfolio Guidance Portfolios if you have elected the Liquidity Option.

You can elect to have your investment in the Guidance Model Portfolios rebalanced quarterly, semi-annually, or annually to maintain the target asset allocation among the Investment Divisions of the Model you selected. Over time, the Guidance Model Portfolio you select may no longer align with its original investment objective due to the effects of Investment Division performance and changes in the Investment Division’s investment objectives. Therefore, if you do not elect to have your investment in the Guidance Model Portfolio rebalanced at least annually, then your investment may no longer be consistent with the Guidance Model Portfolio’s intended objectives. In addition, your investment goals, financial situation and risk tolerance may change over time. You should consult with your representative about how to keep your Guidance Model Portfolio’s allocations in line with your investment goals. Finally, changes in investment objectives or management of the u nderlying Funds invested in by the Investment Divisions in the Models may mean that, over time, the Models no longer are consistent with their original investment goals.

Important Information about the Guidance Model Portfolios

The Guidance Model Portfolios are not intended as investment advice about investing in the Investment Divisions, and we do not provide investment advice regarding whether a Guidance Model Portfolio should be revised or whether it remains appropriate to invest in accordance with any particular Guidance Model Portfolio. The Guidance Model Portfolios do not guarantee greater or more consistent returns. Future market and asset class performance may differ from the historical performance upon which the Guidance Model Portfolios may have been built. Also, allocation to a single asset class may outperform a Model, so that you could have better investment returns investing in a single asset class than in a Guidance Model Portfolio. However, such a strategy may involve a greater degree of risk because of the concentration of similar securities in a single asset class. Further, there can be no assurance that any Investment Division chosen for a particular Guidance Model Portfolio will perform well or that its performance will closely reflect that of the asset class it is designed to represent.

The Guidance Model Portfolios represent suggested allocations that are provided to you as general guidance through your representative. You should work with your representative in determining if one of the Guidance Model Portfolios meets your financial needs, investment time horizon, and is consistent with your risk tolerance level. Information concerning the specific Guidance Model Portfolios can be obtained from your representative.

We reserve the right to change the Investment Divisions and/or allocations to certain Investment Divisions in each Model to the extent that Investment Divisions or the Funds in which they invest are liquidated, substituted, merged or otherwise reorganized.

We reserve the right to modify, suspend or terminate the Guidance Model Portfolios at any time.

Rebalancing. You can arrange to have us automatically reallocate your Contract Value among Investment Divisions (including Investment Divisions under Guidance Model Portfolios) and the one-year Fixed Account Option (if currently available) periodically to maintain your selected allocation percentages.  Rebalancing will terminate if your rebalancing program includes the one-year Fixed Account Option and (i) we impose any transfer restrictions on the one-year Fixed Account Option as discussed in numbered paragraphs 1-4 under “Transfers and Frequent Transfer Restrictions” or (ii) we exercise our right to require that any Premiums allocated to the one-year Fixed Account Option be automatically transferred out of that option over a period of time that we specify.  In that case, however, you could re-elect automatic rebalancing without the one-year Fixed Account Option.  Rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing Investment Divisions.  There is no charge for Rebalancing. You may cancel your Rebalancing program using whatever methods you use to change your allocation instructions. You should consult with your Jackson representative with respect to the current availability of Rebalancing. Certain restrictions may apply.

Free Look. You may return your Contract to the selling agent or us within ten days (or longer if required by your state) after receiving it.  We will return

●	the Contract Value, plus
●	any fees (other than asset-based fees) and expenses deducted from the Premiums.

We will determine the Contract Value in the Investment Divisions as of the date we receive the Contract (subject to State variations).  We will return Premium payments where required by law.  We will pay the applicable free look proceeds within seven days of a request in Good Order. If a Purchase Payment made by personal check or electronic draft is received within the five days preceding a free look request, we may delay payment of the free look proceeds up to seven days after the date of the request, to ensure the check or electronic draft is not returned due to insufficient funds.  In some states, we are required to hold the Premiums of a senior citizen in the Fixed Account or the JNL/WMC Money Market Investment Division during the free look period, unless we are specifically directed to allocate the Premiums to the Investment Divisions.  State laws vary; your free look rights will depend on the laws of the state in which you purchased the Contract.

Advertising.  From time to time, we may advertise several types of performance of the Investment Divisions.

●	Total return is the overall change in the value of an investment in an Investment Division over a given period of time.
●	Standardized average annual total return is calculated in accordance with SEC guidelines.
●
Non-standardized total return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return.  For example, if a Fund has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Fund, rather than the inception date of the Investment Division.

●	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period.  Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of the annual contract maintenance and withdrawal charges.

Restrictions Under the Texas Optional Retirement Program (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code.  In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education.  The restrictions on withdrawal do not apply in the event a participant in ORP transfers the Contract Value to another approved contract or vendor during the period of ORP participation.  These requirements will apply to any other jurisdiction with comparable requirements.

Modification of Your Contract. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract.  Any change or waiver must be in writing.  We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.

Confirmation of Transactions.  We will send you a written statement confirming that a financial transaction, such as a Premium payment, withdrawal, or transfer has been completed.  This confirmation statement will provide details about the transaction.  Certain transactions which are made on a periodic or systematic basis will be confirmed in a quarterly statement only.

It is important that you carefully review the information contained in the statements that confirm your transactions.  If you believe an error has occurred you must notify us in writing within 30 days of receipt of the statement so we can make any appropriate adjustments.  If we do not receive notice of any such potential error, we may not be responsible for correcting the error.

Legal Proceedings.  Jackson and its subsidiaries are defendants in a number of civil proceedings, including class actions, arising in the ordinary course of business. These include civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers, including a modal premium case, alleging misconduct in the sale of insurance products. We do not believe at the present time that any pending action or proceeding will have a material adverse effect upon the Separate Account, Jackson’s ability to meet its obligations under the Contracts, or Jackson National Life Distributors LLC’s ability to perform its contract with the Separate Account.

TABLE OF CONTENTS OF
THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History
Services
Purchase of Securities Being Offered
Underwriters
Calculation of Performance
Additional Tax Information
Annuity Provisions
Net Investment Factor
Financial Statements of the Separate Account
Financial Statements of Jackson

STATEMENT OF ADDITIONAL INFORMATION REQUEST FORM
To obtain any of the following Statements of Additional Information (SAIs), please complete the form below and mail to:

Jackson National Life Insurance Company®
PO Box 30314
Lansing, MI 48909-7814
You can also request a copy of any of the following SAIs by calling our Annuity Service Center at 1-800-644-4565.

Please send me a copy of the current SAI for (check all that apply):
☐    Elite Access® Brokerage Edition Fixed and Variable Annuity (JMV 12791 )
☐    JNL® Series Trust (V3180)
☐    JNL Variable Fund LLC (V3670)
☐    Curian Variable Series Trust (CMV8711)
☐    American Funds Insurance Series (CMX5460)
Please Print:
Name:  __________________________________________________________________________________________________________________________________________________________
Address:   ____________________________________________________________________________________________________________________________________________________________________________________________
City: ____________________________________________________ State:   ___________________________________________________ Zip Code:  _________________________________________________
Date:   _____________________ / ________ /  ________ Signed:  ______________________________________________________________________________________________________

APPENDIX A

TRADEMARKS, SERVICE MARKS, AND RELATED DISCLOSURES

“JNL®,” “Jackson National®,” “Jackson®,” “Jackson of NY” and “Jackson National Life Insurance Company of New York®” are trademarks of Jackson National Life Insurance Company®.

The “S&P 500 Index,” “S&P MidCap 400 Index,” “S&P SmallCap 600 Index,” “Dow Jones U.S. Select Dividend Index,” “Dow Jones U.S. Contrarian Opportunities,” “Dow Jones Industrial Average,” “Dow Jones Select Dividend Index,” and “The Dow 10,” “Dow Jones Brookfield Global Infrastructure Index,” “STANDARD & POOR’S®,” “S&P®,” “S&P 500®,” “S&P MIDCAP 400 Index®,” “STANDARD & POOR’S MIDCAP 400 Index®,” “S&P SmallCap 600 Index®” and “STANDARD & POOR’S 500®” (collectively, the “Indices”) are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Jackson National Life Insurance Company (“Jackson”).  “Dow Jones®”, “Dow Jones Industrial Average”, “DJIA®”, “Dow Jones Select Dividend Index”, “The Dow®” and “The Dow 10” are service and/or trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to SPDJI and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company® (“Jackson”).

The Dow Jones Brookfield Global Infrastructure Index is calculated by SPDJI pursuant to an agreement with Brookfield Redding, Inc. (together with its affiliates, “Brookfield”) and has been licensed for use. Standard & Poor’s®, S&P® and S&P 500®, S&P MidCap 400® and S&P SmallCap 600® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones U.S. Contrarian Opportunities Index is a service mark of Dow Jones; Brookfield® is a registered trademark of Brookfield Office Properties, Inc. ; and the foregoing trademarks have been licensed by SPDJI for use.

The JNL/Mellon Capital S&P® SMid 60 Fund, the JNL/Mellon Capital Communications Sector Fund, the JNL/Mellon Capital Consumer Brands Sector Fund, the JNL/Mellon Capital Financial Sector Fund, the JNL/Mellon Capital Healthcare Sector Fund, the JNL/Mellon Capital Oil & Gas Sector Fund, and the JNL/Mellon Capital Technology Sector Fund, and the JNL/Brookfield Global Infrastructure and MLP Fund (collectively, the “Products”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, Standard & Poor’s Financial Services LLC, Brookfield or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).

S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the Indices to track general market performance.  S&P Dow Jones Indices’ only relationship to Jackson with respect to the Indices or the Products is the licensing of the Indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors.  The Indices are determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or the Products.  S&P Dow Jones Indices have no obligation to take the needs of Jackson or the owners of the Products into consideration in determining, composing or calculating the Indices.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Products or the timing of the issuance or sale of the Products in the determination or calculation of the equation by which the Products are to be converted into cash, surrendered or redeemed, as the case may be.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Products. There is no assurance that investment products based on the Indices will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

Dow Jones, SPDJI and their respective affiliates do not:

•	Sponsor, endorse, sell or promote the Products.

•	Recommend that any person invest in the Products.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Products.

•	Have any responsibility or liability for the administration, management or marketing of the Products.

•	Consider the needs of the Products or the owners of the Products in determining, composing or calculating the Indexes or have any obligation to do so.

Dow Jones, SPDJI and their respective affiliates will not have any liability in connection with the Products. Specifically,
• Dow Jones, SPDJI and their respective affiliates do not make any warranty, express or implied, and Dow Jones, SPDJI and their respective affiliates disclaim any warranty about:
• The results to be obtained by the Products, the owners of the Products or any other person in connection with the use of the DJIA and the data included in the Indexes;
• The accuracy or completeness of the Indexes and its data;
• The merchantability and the fitness for a particular purpose or use of the Indexes and its data;
• Dow Jones, SPDJI and/or their respective affiliates will have no liability for any errors, omissions or interruptions in the Indexes or its data;

• Under no circumstances will Dow Jones, SPDJI and/or their respective affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if they know that they might occur.

The licensing agreement relating to the use of the Indexes and trademarks referred to above by Jackson and SPDJI is solely for the benefit of the Products and not for any other third parties.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS IN CALCULATING THE INDICES .  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON OR OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIB I LITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC.  S&P Capital IQ is a trademark of Standard Financial Services LLC.

The following applies to the JNL/S&P 4 Fund

Standard & Poor’s Investment Advisory Services LLC (“SPIAS”) is a registered investment advisor with the U.S. Securities and Exchange Commission and a wholly owned subsidiary of McGraw-Hill Financial , Inc. SPIAS does not provide advice to underlying clients of the firms to which it provides services. SPIAS does not act as a “fiduciary” or as an “investment manager,” as defined under ERISA, to any investor. SPIAS is not responsible for client suitability.

Programs and products of the firms to which SPIAS provides services are not endorsed, sold or promoted by SPIAS and its affiliates, and SPIAS and its affiliates make no representation regarding the advisability of investing in those programs and products. With respect to the asset allocations and investments recommended by SPIAS, investors should realize that such investment recommendations are provided to Jackson National Asset Management, LLC only as a general recommendation. The underlying funds of the JNL/S&P 4 Fund are co-sub-advised by SPIAS. SPIAS does not co-sub-advise the JNL/S&P 4 Fund. There is no agreement or understanding whatsoever that SPIAS will provide individualized advice to any investor. SPIAS does not take into account any information about any investor or any investor’s assets when providing investment advisory services to firms to which SPIAS provides services. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. Individual investors should ultimately rely on their own judgment and/or the judgment of a representative in making their investment decisions.

Standard & Poor’s  Financial Services LLC, SPIAS, and their affiliates (collectively S&P), and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively with S&P,  S&P Parties) do not guarantee the accuracy, completeness, adequacy or timeliness of any information, including ratings and valuations, and are not responsible for errors and omissions, or for the results obtained from the use of such information, and S&P Parties shall have no liability for any errors, omission, or interruptions therein (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such information. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the information contained in this document even if advised of the possibility of such damages.

S&P’s credit ratings are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions.  S&P credit ratings should not be relied on when making any investment or other business decision.  S&P’s opinions and analyses do not address the suitability of any security.  S&P does not act as a fiduciary or an investment advisor, except where registered as such. While S&P has obtained information from sources they believe to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P publications and third party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

Based on a universe of funds provided to SPIAS, SPIAS may recommend for investment certain funds to which S&P licenses certain intellectual property or otherwise has a financial interest, including exchange-traded funds whose investment objective is to substantially replicate the returns of a proprietary index of S&P Dow Jones Indices, such as the S&P 500. SPIAS recommends these funds for investment based on asset allocation, sector representation, liquidity and other factors; however, SPIAS has a potential conflict of interest with respect to the inclusion of these funds.  In cases where S&P is paid fees that are tied to the amount of assets that are invested in the fund, investment in the fund will generally result in S&P earning compensation in addition to the fees received by SPIAS in connection with its provision of services.  In certain cases there may be alternative funds that are available for investment that will provide investors substantially similar exposure to the asset class or sector.

S&P provides a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

SPIAS may consider research and other information from affiliates in making its investment recommendations. The investment policies of certain portfolios specifically state that among the information SPIAS will consider in evaluating a security are the credit ratings assigned by S&P.  SPIAS does not consider the ratings assigned by other credit rating agencies. Credit rating criteria and scales may differ among credit rating agencies. Ratings assigned by other credit rating agencies may reflect more or less favorable opinions of creditworthiness than ratings assigned by S&P.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co. DoubleLine is a registered service mark of DoubleLine Capital LP.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s).  The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations' only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index®, and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 index® or any data included therein.  The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the product(s), or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein.  The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein.  Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.

“The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson.  The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Nasdaq® 25 Fund or the JNL/Mellon Capital JNL Optimized 5 Fund.  The JNL/Mellon Capital Nasdaq® 25 Fund and JNL/Mellon Capital JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations.  THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL NASDAQ® 25 FUND AND THE JNL/MELLON CAPITAL JNL OPTIMIZED 5 FUND.

“Value Line®,” “The Value Line Investment Survey,” and “Value Line TimelinessTM Ranking System” are trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to Jackson.  The JNL/Mellon Capital Value Line® 30 Fund and JNL/Mellon Capital JNL Optimized 5 Fund are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. (“Value Line”).  Value Line makes no representation regarding the advisability of investing in the JNL/Mellon Capital Value Line® 30 Fund and JNL/Mellon Capital JNL Optimized 5 Fund. Jackson is not affiliated with any Value Line Company.

“NYSE®” is a registered mark of, and “NYSE International 100 IndexSM” is a service mark of, the New York Stock Exchange, Inc. (“NYSE”) and have been licensed for use for certain purposes by Jackson National Asset Management, LLC.  The JNL/Mellon Capital NYSE® International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital NYSE® International 25 Fund.

“NYSE International 100 IndexSM” is a service mark of NYSE Group, Inc.  NYSE Group, Inc. has no relationship to the Jackson National Asset Management, LLC, other than the licensing of the “NYSE International 100 IndexSM” (the “Index”) and its service marks for use in connection with the JNL/Mellon Capital NYSE® International 25 Fund.

NYSE Group, Inc. does not:

•	Sponsor, endorse, sell or promote the JNL/Mellon Capital NYSE® International 25 Fund.
•	Recommend that any person invest in the JNL/Mellon Capital NYSE® International 25 Fund or any other securities.
•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital NYSE® International 25 Fund.
•	Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital NYSE® International 25 Fund.
•
Consider the needs of the JNL/Mellon Capital NYSE® International 25 Fund or the owners of the JNL/Mellon Capital NYSE® International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

NYSE Group, Inc. and its affiliates will not have any liability in connection with the JNL/Mellon Capital NYSE® International 25 Fund. Specifically,
• NYSE Group, Inc. and its affiliates make no warranty, express or implied, and NYSE Group, Inc. and its affiliates disclaim any warranty about:

• The results to be obtained by the JNL/Mellon Capital NYSE® International 25 Fund, the
• owner of the JNL/Mellon Capital NYSE® International 25 Fund or any other person in
• connection with the use of the Index and the data included in the NYSE International 100 IndexSM;

• The accuracy or completeness of the Index and its data;
• The merchantability and the fitness for a particular purpose or use of the Index and its data;
• NYSE Group, Inc. will have no liability for any errors, omissions or interruptions in the Index or its data;
♦ Under no circumstances will NYSE Group, Inc. or any of its affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE Group, Inc. knows that they might occur.

The licensing agreement between Jackson National Asset Management, LLC and NYSE Group, Inc. is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital NYSE® International 25 Fund or any other third parties.

The Funds are not sponsored, endorsed, sold or promoted by S&P and its affiliates and S&P and its affiliates make no representation regarding the advisability of investing in the Funds.

The “Dow Jones U.S. Contrarian Opportunities IndexSM” is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME”), and has been licensed for use.  “Dow Jones®”, “Dow Jones U.S. Contrarian Opportunities IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”), have been licensed for use for certain purposes by Jackson National Life Insurance Company.  Jackson National Life Insurance Company’s JNL/Mellon Capital Dow Jones U.S. Contrarian Opportunities Index Fund based on the Dow Jones U.S. Contrarian Opportunities IndexSM, is not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates and Dow Jones, CME and their respective affiliates make no representation regarding the advisability of investing in such product.

THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”).  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC.  NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY.  NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND IS REDEEMABLE.  FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

APPENDIX B

BROKER-DEALER SUPPORT

Below is a complete list of broker-dealers that received marketing and distribution and/or administrative support in 2013 from the Distributor in relation to the sale of our variable insurance products.

1st Global Capital Corporation	Benchmark Investments Inc.	Centara Capital Securities Inc.	Cutter & Co Brokerage Inc.
Adirondack Trading Group LLC	Beneficial Investment Services	Centaurus Financial Inc.	CW Securities LLC
Aegis Capital Corp	Benjamin F Edwards & Co Inc.	Center Street Securities	D A Davidson
Alamo Capital	Berthel Fisher & Co Financial Services	Century Securities & Associates, Inc.	Dalton Strategic Investment Services Inc.
Allegheny Investments, Ltd.	BestVest Investments, Ltd.	Ceros Financial Services INC	David A Noyes & Company
Allegiance Capital LLC	BFT Financial Group LLC	Cetera Advisor Networks LLC	Delta Equity Services Corporation
Allen & Company	BMO Harris Financial Advisors, Inc.	Cetera Investment Services LLC	Dempsey Lord Smith LLC
Allied Beacon Partners Inc.	Boenning & Scattergood Inc.	CFD Investments, Inc.	Despain Financial Corporation
Allstate Financial Services LLC	BOSC Inc.	CFS Investments Inc.	Deutsche Bank Securities, Inc.
American Equity Investment Corp	Brighton Securities	Chelsea Financial Services	DFPG Investments
American General Securities, Inc.	Broker Dealer Financial Services Corp	Choice Investments Inc.	Dominion Investor Services
American Independent Securities Group, LLC	Brokers International Financial Services LLC	Citigroup Global Markets Inc.	Double Eagle Securities of America Inc.
American Investors Company	Brokersxpress LLC	Client One Securities LLC	Duncan Williams Inc.
American Portfolios Financial Services, Inc.	Brooklight Place Securities	Coastal Equities	Eagle Equities Inc.
American Wealth Management Inc.	Brookstone Securities Inc.	Colorado Financial Service Corporation	Eagles Talent Connection Inc.
Ameriprise Financial Services Inc.	Bruce A Lefavi Securities Inc.	Commonwealth Financial Network	EDI Financial Inc.
Ameritas Investment Corp	Buckman Buckman & Reid Inc.	Community Investment Services Inc.	Edward Jones & Company
Arete Wealth Management LLC	Bueter & Company Inc.	Comprehensive Asset Management and	Eltekon Securities LLC
Argentus Securities LLC	Cabot Lodge Securities LLC	Servicing, Inc.	Equable Securities Corp.
Arque Capital Ltd.	Cadaret, Grant & Company	Concorde Investment Services	Equitas America LLC
Arvest Asset Management	Calton & Associates Inc.	Consolidated Financial Investments Inc.	Equity Services Inc.
Associated Investment Services	Cambridge Investment Research	Coordinated Capital Securities	Essex National Securities Inc.
Aurora Capital	Cambridge Legacy Securities LLC	Corecapital Investments	FCG Advisors, LLC
Ausdal Financial Partners Inc.	Cantella & Co, Inc	Cornerstone Financial Services Inc.	Fifth Third Securities
Avalon Investment & Securities Group Inc.	Cape Fear Securities, Inc.	Correll Co. Investment Services Corp	Financial Advisers Of America
AXA Advisors LLC & AXA Network	Cape Securities Inc.	Country Club Financial Services Inc.	Financial Network Investment
B B Graham & Co Inc.	Capital Financial Services	Cresap Inc.	Financial Planning Consultants
B C Ziegler and Company	Capital Guardian LLC	Crowell, Weedon & Co	Financial Services Institute
Bancwest Investment Services, Inc.	Capital Investment Group	Crown Capital Securities LP	Financial Telesis Inc.
Bankers & Investors Co	Capital One Investment Services, LLC	CUE Financial Group Of Tx/	Financial West Investment Group
Bar Financial	Capital Synergy Partners Inc.	CUE Financial	Fintegra Financial Solutions
BB&T Investment Services Inc.	Capitalwave Inc.	Cullum & Burks Securities Inc.	First Allied Securities, Inc
BBVA Compass Investment Solutions Inc	Capitol Securities Management, Inc.	CUNA Brokerage Services, Inc.	First American Securities
BC Ziegler & Co	CCO Investment Services Corp	Cuna Mutual Insurance Agency	First Brokerage America LLC
BCG Securities Inc.	CCF Investments, Inc.	CUSO Financial Services	First Citizens Investor Services

First Financial Equity	H D Vest Investment Securities	Investors Capital Corporation	M. Holdings Securities, Inc.
First Financial Equity Corporation	Hancock Investment Services LLC	Investors Insurance Services	Madison Ave Securities
First Heartland Capital Inc.	Hantz Financial Services	J P Turner & Co LLC	Mark Stewart Securities Inc.
First Independent Financial Services	Harbor Financial Services	J W Cole Financial Inc.	McLaughlin Ryder Investments Inc.
First Midamerica Investment Corp	Harbour Investment Inc.	Jack Cramer & Associates Inc.	McNally Financial Services Corp
First National Capital Markets	Harger & Company	Janney Montgomery Scott LLC	Mercer Allied Company LP
First Republic Bank	Harold Dance Investments	JHS Capital Advisors	Merrill Lynch
First Tennessee Brokerage Direct	Harvest Capital LLC	JJB Hilliard WL Lyons Inc	Metlife Securities
First Western Securities, Inc.	Hazard & Siegel Inc	JP Morgan Securities	Michigan Securities, Inc.
FirstMerit Financial Services, Inc.	HBW Securities	JRL Capital Corporation	Microforum Services Group
Firstrust Financial Resources LLC	Hilliard & Lyons	K.W. Chambers & Co.	Mid Atlantic Securities
Five Star Investment Services	Hornor Townsend & Kent Inc.	Kalos Capital Inc.	MidAmerica Financial Services Inc.
Focus Partners LLC	HRC Investment Services Inc.	KCD Financial	Milkie/Ferguson Investments, Inc.
Foothill Securities, Inc.	HSBC Securities	KCG Securities LLC	Millington Securities Inc.
Foresight Investments	Huntington Investment Company	Kehrer Saltzman & Associates	MML Investors Services Inc.
Foresters Equity Services Inc.	Huntleigh Securities Corp.	Kenneth Kehrer Associates	Moloney Securities Co., Inc.
Founders Financial Securities	IBN Financial Services	Keppler Associates Inc.	Money Concepts Capital Corp
FP Transitions LLC	Investment Centers Of America	Key Investment Services	Moors & Cabot, Inc.
Freedom Investors Corp.	ICBA Financial Services	KMS Financial Services Inc	Morgan Keegan
FSC Securities Corporation	IFS Securities	Kovack Securities, Inc	Morgan Stanley Smith Barney
First Tennessee Brokerage	IMS Securities	L.M. Kohn & Company, Inc.	Multi-Financial Securities Corp
Fulcrum Securities Inc.	Independence Capital Co	Labrunerie Financial Inc.	Mutual of Omaha Investor Services Inc.
G F Investment Services	Independent Financial Group	Landolt Securities Inc.	Mutual Securities Inc
G. W. Sherwold Associates Inc.	Indiana Merchant Banking and Brokerage	Larson Financial Securities	Mutual Trust Company
GA Repple & Company	Infinex Investments Inc.	Lasalle St. Securities LLC	MWA Financial Services, Inc.
Garden State Securities	Infinity Securities Inc.	Leading Authorities Inc.	Naples Ais Inc.
Gardner Financial Services Inc.	ING Financial Partners Inc.	Legend Equities Corp	National Planning Corporation
Gary Goldberg & Co	Innovation Partners LLC	Leigh Baldwin & Co LLC Inc	National Securities Corp
Geneos Wealth Management Inc.	Institutional Securities Corp	Leonard & Company	Nationwide Planning Associates
Gentry Partners Ltd.	Insured Retirement Institute	Liberty Group, LLC	Nationwide Securities, LLC
G.F. Investment Services	Interactive Strategies LLC	Liberty Partners Financial	Navy Federal Brokerage Services
Gilford Securities Inc.	Intercarolina Financial Services, Inc.	LifeMark Securities Corp	NBC Securities Inc.
Girard Securities Inc.	Intercontinental Asset Management Group	Lincoln Financial Advisors	New England Securities
Global Brokerage Services, Inc.	International Assets Advisory LLC	Lincoln Financial Securities	Newbridge Securities Corp
Globalink Securities Inc.	Intervest International Equities Corp.	Lincoln Investment Planning	Newport Coast Securities
Golden 1 Financial Services	INVEST Financial Corporation	LM Kohn & Co	NEXT Financial Group, Inc.
Gradient Securities	Investacorp, Inc.	Lombard Securities	NFP Securities Inc.
Grattan Financial Strategies	Investment Centers Of America	Long Island Financial Group Inc.	North Ridge Securities Corp
Great Nation Investment Corporation	Investment Management Corporation	Longevity Capital LLC	Northeast Capital Management, Inc.
Great Southern Bank	Investment Network, Inc.	Lowell & Company Inc.	Northeast Securities, Inc.
GWN Securities Inc.	Investment Planners, Inc.	LPL Financial Corporation	Northridge Securities Corp
H Beck Inc.	Investment Professionals Inc.	Lucia Securities LLC	Northwestern Mutual Investment Services, LLC

NPB Financial Group	Rhodes Securities, Inc.	Summit Equities Inc.	Valic Financial Advisors Inc.
NYLife Securities, LLC	Ridgeway & Conger Inc.	Summitalliance Securities LLC	ValMark Securities Inc.
Oak Grove Investment Services Inc.	River Stone Wealth Management	Sunset Financial Services, Inc.	Vanderbilt Securities LLC Inc
Oak Ridge Financial Services Group	RNR Securities LLC	Sunstreet Securities LLC	Veritrust Financial LLC
OFG Financial Services, Inc.	Robert W Baird & Co Inc.	SunTrust Investment Services, Inc.	Vision Brokerage Services
Ogilvie Security Advisors	Rogan and Associates	Supreme Alliance LLC	VSR Financial Services, Inc.
OneAmerica Securities	Rothschild Investment Corp	SWBC Investment Services LLC	Waddell & Reed, Inc
Oppenheimer & Co	Royal Alliance Associates Inc	SWS Financial Service, Inc.	Wall Street Financial Group
Pacific West Securities Inc.	Royal Securities	Symetra Investment Services	Walnut Street Securities
Packerland Brokerage Services	RSG Capital Corporation	Synovus Securities Inc.	Wayne Hummer Investments LLC
Paradigm Equities, Inc.	S. G. Long & Company	T S Phillips Investments	Wedbush Securities Inc.
Park Avenue Securities	Sagepoint Financial	Taylor Capital Management	Wells Fargo Advisors
Pars International Corp	Sammons Securities	Teckmeyer Financial Services	WesBanco Securities Inc.
Parsonex Securities, LLC	Santander Securities LLC	TFS Securities Inc.	Wescom Financial Services
People's Securities Inc.	SCF Secuties, Inc.	The Huntington Investment Company	Westco Investment Corp
Petersen Investments Inc.	Schlitt Investor Services	The Investment Center Inc.	Western Equity Group
PFA Security Asset Management	Secure Planning Inc.	The Leaders Group	Western International Securities Inc
PlanMember Securities	Securian Financial Services	The ON Equity Sales Company	Westminster Financial Securities
Planned Investment Co Inc.	Securities America	The Strategic Financial Alliance Inc.	WFG Investments Inc.
PNC Investments LLC	Securities Equity Group	The Windmill Group	Whitehall Parker Securities
Port Securities Inc.	Securities Management & Research, Inc.	Thomas Mcdonald Partners	Wilbanks Securities, Inc.
PPA Investments, Inc.	Securities Service Network	Thrivent Investment Management	William C Burnside & Co, Inc.
Presidential Brokerage, Inc.	Shareholders Services Group Inc.	Thurston, Springer, Miller, Herd &	Williams Financial Group
Prime Capital Services Inc	Shore Capital Management LLC	Titak, Inc	Windsor, Sheffield & Co, Inc
Princor Financial Services	Sigma Financial Corporation	Tower Square Securities Inc.	Winslow, Evans & Crocker Inc.
Private Client Services LLC	Signator Financial Services	Transamerica Financial Advisors, Inc	Woodmen Financial Services, Inc.
Pro Equities, Inc	Signator Investors, Inc.	Triad Advisors, Inc.	World Capital Brokerage Inc.
Prospera Financial Services Inc.	Signature Securities Group Corp.	Tricor Financial, LLC	World Choice Securities Inc.
Protected Investors of America	SII Investments	Trustmont Financial Group	World Equity Group, Inc.
Prudential Securities Inc.	Silver Oak Securities	U.S. Bancorp Investments, Inc.	World Financial Group Inc.
PTS Brokerage LLC	Singer Xenos Securities Corp.	UBS Financial Services Inc.	WRP Investments Inc.
Purshe Kaplan Sterling	SMH Capital Inc.	Uhlmann Price Securities	Wunderlich Securities
Quayle & Co Securities	Smith Moore & Co	Umpqua Investments Inc.
Quest Securities	Sorrento Pacific Financial	Union Banc Investment Services
Questar Capital Corporation	Southeast Investments	Union Capital Company
R.M. Stark & Co., Inc.	Southwest Securities Financial Services	United Brokerage Services, Inc.
Raymond James	Spire Securities LLC	United Equity Services LLC
RBC Capital Markets Corp	St. Bernard Financial Services	United Planners Financial Services Of
RBC Dain Rauscher Inc.	Sterne Agee Financial Services	America
Regal Securities Inc.	Stifel Nicolaus & Company	USA Financial Services Corp
Resource Horizons Group	Strategic Financial Alliance	USI Securities, Inc.

Questions: If you have any questions about your Contract, you may contact us at:
Annuity Service Center:	1 (800) 644-4565 (8 a.m. - 8 p.m. ET)
Mail Address:	P.O. Box 30314, Lansing, Michigan 48909-7814
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951
Institutional Marketing Group Service Center:	1 (800) 777-7779 (8 a.m. - 8 p.m. ET)
(for Contracts purchased through a bank or another financial institution)
Mail Address:	P.O. Box 30386, Lansing, Michigan 48909-7886
Delivery Address:	1 Corporate Way, Lansing, Michigan 48951 Attn: IMG
Home Office:	1 Corporate Way, Lansing, Michigan 48951

STATEMENT OF ADDITIONAL INFORMATION

April 28, 2014

ELITE ACCESS BROKERAGE EDITION SM
FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

Issued by
Jackson National Life Insurance Company® and through
Jackson National Separate Account – I

This Statement of Additional Information (SAI) is not a prospectus.  It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated April 28, 2014.  The Prospectus may be obtained from Jackson National Life Insurance Company by writing P.O. Box 30314, Lansing, Michigan 48909-7814, or calling 1-800-644-4565.

TABLE OF CONTENTS
Page
General Information and History	2
Services	9
Purchase of Securities Being Offered	10
Underwriters	10
Calculation of Performance	10
Additional Tax Information	12
Annuity Provision	22
Net Investment Factor	22
Financial Statements of the Separate Account	Appendix A
Financial Statements of Jackson	Appendix B

General Information and History

Jackson National Separate Account - I (Separate Account) is a separate investment account of Jackson National Life Insurance Company (Jackson®).  Jackson is a wholly owned subsidiary of Brooke Life Insurance Company and is ultimately a wholly owned subsidiary of Prudential plc, London, England, a publicly traded life insurance company in the United Kingdom.

Trademarks, Service Marks, and Related Disclosures

The “S&P 500 Index,” “S&P MidCap 400 Index,” “S&P SmallCap 600 Index,” “Dow Jones U.S. Select Dividend Index,” “Dow Jones U.S. Contrarian Opportunities,” “Dow Jones Industrial Average,” “Dow Jones Select Dividend Index,” and “The Dow 10,” “Dow Jones Brookfield Global Infrastructure Index,” “STANDARD & POOR’S®,” “S&P®,” “S&P 500®,” “S&P MIDCAP 400 Index®,” “STANDARD & POOR’S MIDCAP 400 Index®,” “S&P SmallCap 600 Index®” and “STANDARD & POOR’S 500®” (collectively, the “Indices”) are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Jackson National Life Insurance Company (“Jackson”).  “Dow Jones®”, “Dow Jones Industrial Average”, “DJIA®”, “Dow Jones Select Dividend Index”, “The Dow®” and “The Dow 10” are service and/or trademarks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed to SPDJI and have been sub-licensed for use for certain purposes by Jackson National Life Insurance Company® (“Jackson”).

The Dow Jones Brookfield Global Infrastructure Index is calculated by SPDJI pursuant to an agreement with Brookfield Redding, Inc. (together with its affiliates, “Brookfield”) and has been licensed for use. Standard & Poor’s®, S&P® and S&P 500®, S&P MidCap 400® and S&P SmallCap 600® are registered trademarks of Standard & Poor’s Financial Services LLC; Dow Jones U.S. Contrarian Opportunities Index is a service mark of Dow Jones; Brookfield® is a registered trademark of Brookfield Office Properties, Inc. ; and the foregoing trademarks have been licensed by SPDJI for use.

The JNL/Mellon Capital S&P® SMid 60 Fund, JNL/Mellon Capital S&P 500 Index Fund, JNL/Mellon S&P 400 MidCap Index Fund, the JNL/Mellon Capital Communications Sector Fund, the JNL/Mellon Capital Consumer Brands Sector Fund, the JNL/Mellon Capital Financial Sector Fund, the JNL/Mellon Capital Healthcare Sector Fund, the JNL/Mellon Capital Oil & Gas Sector Fund, and the JNL/Mellon Capital Technology Sector Fund, and the JNL/Brookfield Global Infrastructure and MLP Fund (collectively, the “Products”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, Standard & Poor’s Financial Services LLC, Brookfield or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).

S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the Indices to track general market performance.  S&P Dow Jones Indices’ only relationship to Jackson with respect to the Indices or the Products is the licensing of the Indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors.  The Indices are determined, composed and calculated by S&P Dow Jones Indices without regard to Jackson or the Products.  S&P Dow Jones Indices have no obligation to take the needs of Jackson or the owners of the Products into consideration in determining, composing or calculating the Indices.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Products or the timing of the issuance or sale of the Products in the determination or calculation of the equation by which the Products are to be converted into cash, surrendered or redeemed, as the case may be.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Products. There is no assurance that investment products based on the Indices will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS IN CALCULATING THE INDICES .  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY JACKSON OR OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIB I LITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND JACKSON, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC.  S&P Capital IQ is a trademark of Standard Financial Services LLC.

The following applies to the JNL/S&P 4 Fund. SPIAS is co-Sub-Adviser with Mellon Capital for the following funds: JNL/S&P Mid 3 Fund, JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund, and JNL/S&P Total Yield Fund.

Standard & Poor’s Investment Advisory Services LLC (“SPIAS”) is a registered investment advisor with the U.S. Securities and Exchange Commission and a wholly owned subsidiary of McGraw-Hill Financial , Inc. SPIAS does not provide advice to underlying clients of the firms to which it provides services. SPIAS does not act as a “fiduciary” or as an “investment manager,” as defined under ERISA, to any investor. SPIAS is not responsible for client suitability.

Programs and products of the firms to which SPIAS provides services are not endorsed, sold or promoted by SPIAS and its affiliates, and SPIAS and its affiliates make no representation regarding the advisability of investing in those programs and products. With respect to the asset allocations and investments recommended by SPIAS, investors should realize that such investment recommendations are provided to Jackson National Asset Management, LLC only as a general recommendation. The underlying funds of the JNL/S&P 4 Fund are co-sub-advised by SPIAS. SPIAS does not co-sub-advise the JNL/S&P 4 Fund. There is no agreement or understanding whatsoever that SPIAS will provide individualized advice to any investor. SPIAS does not take into account any information about any investor or any investor’s assets when providing investment advisory services to firms to which SPIAS provides services. SPIAS does not have any discretionary authority or control with respect to purchasing or selling securities or making other investments. Individual investors should ultimately rely on their own judgment and/or the judgment of a representative in making their investment decisions.

Standard & Poor’s  Financial Services LLC, SPIAS, and their affiliates (collectively S&P), and any third-party providers, as well as their directors, officers, shareholders, employees or agents (collectively with S&P,  S&P Parties) do not guarantee the accuracy, completeness, adequacy or timeliness of any information, including ratings and valuations, and are not responsible for errors and omissions, or for the results obtained from the use of such information, and S&P Parties shall have no liability for any errors, omission, or interruptions therein (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such information. S&P PARTIES DISCLAIM ANY AND ALL EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. In no event shall S&P Parties be liable to any party for any direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees, or losses (including, without limitation, lost income or lost profits and opportunity costs or losses caused by negligence) in connection with any use of the information contained in this document even if advised of the possibility of such damages.

S&P’s credit ratings are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or to make any investment decisions.  S&P credit ratings should not be relied on when making any investment or other business decision.  S&P’s opinions and analyses do not address the suitability of any security.  S&P does not act as a fiduciary or an investment advisor, except where registered as such. While S&P has obtained information from sources they believe to be reliable, S&P does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives.

To the extent that regulatory authorities allow a rating agency to acknowledge in one jurisdiction a rating issued in another jurisdiction for certain regulatory purposes, S&P reserves the right to assign, withdraw or suspend such acknowledgement at any time and in its sole discretion. S&P Parties disclaim any duty whatsoever arising out of the assignment, withdrawal or suspension of an acknowledgment as well as any liability for any damage alleged to have been suffered on account thereof.

S&P keeps certain activities of its business units separate from each other in order to preserve the independence and objectivity of their respective activities. As a result, certain business units of S&P may have information that is not available to other S&P business units. S&P has established policies and procedures to maintain the confidentiality of certain non-public information received in connection with each analytical process.

S&P may receive compensation for its ratings and certain analyses, normally from issuers or underwriters of securities or from obligors. S&P reserves the right to disseminate its opinions and analyses. S&P's public ratings and analyses are made available on its Web sites, www.standardandpoors.com (free of charge), and www.ratingsdirect.com and www.globalcreditportal.com (subscription), and may be distributed through other means, including via S&P publications and third party redistributors. Additional information about our ratings fees is available at www.standardandpoors.com/usratingsfees.

Based on a universe of funds provided to SPIAS, SPIAS may recommend for investment certain funds to which S&P licenses certain intellectual property or otherwise has a financial interest, including exchange-traded funds whose investment objective is to substantially replicate the returns of a proprietary index of S&P Dow Jones Indices, such as the S&P 500. SPIAS recommends these funds for investment based on asset allocation, sector representation, liquidity and other factors; however, SPIAS has a potential conflict of interest with respect to the inclusion of these funds.  In cases where S&P is paid fees that are tied to the amount of assets that are invested in the fund, investment in the fund will generally result in S&P earning compensation in addition to the fees received by SPIAS in connection with its provision of services.  In certain cases there may be alternative funds that are available for investment that will provide investors substantially similar exposure to the asset class or sector.

S&P provides a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

SPIAS may consider research and other information from affiliates in making its investment recommendations. The investment policies of certain portfolios specifically state that among the information SPIAS will consider in evaluating a security are the credit ratings assigned by S&P.  SPIAS does not consider the ratings assigned by other credit rating agencies. Credit rating criteria and scales may differ among credit rating agencies. Ratings assigned by other credit rating agencies may reflect more or less favorable opinions of creditworthiness than ratings assigned by S&P.

Goldman Sachs is a registered service mark of Goldman, Sachs & Co.

DoubleLine is a registered service mark of DoubleLine Capital LP.

The Product(s) is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the Corporations).  The Corporations have not passed on the legality or suitability of or the accuracy or adequacy of descriptions and disclosures relating to the Product(s).  The Corporations make no representation or warranty, express or implied to the Owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance.  The Corporations’ only relationship to Jackson (Licensee) is in the licensing of the Nasdaq-100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s).  Nasdaq has no obligation to take the needs of the Licensee or the Owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®.  The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).

The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 index® or any data included therein.  The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, Owners of the product(s) or any other person or entity from the use of the Nasdaq-100 Index® or any data included therein.  The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index® or any data included therein.  Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect or consequential damages, even if notified of the possibility of such damages.

 “The Nasdaq-100®,” “Nasdaq-100 Index®,” “Nasdaq Stock Market®” and “Nasdaq®” are trade or service marks of The Nasdaq, Inc. (which with its affiliates are the “Corporations”) and have been licensed for use by Jackson.  The Corporations have not passed on the legality or suitability of the JNL/Mellon Capital Nasdaq®25 Fund or the JNL/Mellon Capital JNL Optimized 5 Fund.  The JNL/Mellon Capital Nasdaq® 25 Fund and the JNL/Mellon Capital JNL Optimized 5 Fund are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations.  THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE JNL/MELLON CAPITAL NASDAQ® 25 FUND AND THE JNL/MELLON CAPITAL JNL OPTIMIZED 5 FUND.

“NYSE®” is a registered mark of, and “NYSE International 100 IndexSM” is a service mark of, the New York Stock Exchange, Inc. (“NYSE”) and have been licensed for use for certain purposes by Jackson National Asset Management, LLC.  The JNL/Mellon Capital NYSE® International 25 Fund is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in the JNL/Mellon Capital NYSE® International 25 Fund.

“NYSE International 100 IndexSM” is a service mark of NYSE Group, Inc.  NYSE Group, Inc. has no relationship to Jackson National Asset Management, LLC, other than the licensing of the “NYSE International 100 IndexSM” (the “Index”) and its service marks for use in connection with the JNL/Mellon Capital NYSE® International 25 Fund.

NYSE Group, Inc. does not:

• Sponsor, endorse, sell or promote the JNL/Mellon Capital NYSE® International 25 Fund.
• Recommend that any person invest in the JNL/Mellon Capital NYSE® International 25 Fund or any other securities.
• Have any responsibility or liability for or make any decisions about the timing, amount or pricing of JNL/Mellon Capital NYSE® International 25 Fund.
• Have any responsibility or liability for the administration, management or marketing of the JNL/Mellon Capital NYSE® International 25 Fund.
• Consider the needs of the JNL/Mellon Capital NYSE® International 25 Fund or the owners of the JNL/Mellon Capital NYSE® International 25 Fund in determining, composing or calculating the NYSE International 100 IndexSM or have any obligation to do so.

NYSE Group, Inc. and its affiliates will not have any liability in connection with the JNL/Mellon Capital NYSE® International 25 Fund.  Specifically,

• NYSE Group, Inc. and its affiliates make no warranty, express or implied, and NYSE Group, Inc. and its affiliates disclaim any warranty about:
• The results to be obtained by the JNL/Mellon Capital NYSE® International 25 Fund, the owner of the JNL/Mellon Capital NYSE® International 25 Fund or any other person in connection with the use of the Index and the data included in the NYSE International 100 IndexSM;
• The accuracy or completeness of the Index and its data;
• The merchantability and the fitness for a particular purpose or use of the Index and its data;
• NYSE Group, Inc. will have no liability for any errors, omissions or interruptions in the Index or its data;
• Under no circumstances will NYSE Group, Inc. or any of its affiliates be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE Group, Inc. knows that they might occur.

The licensing agreement between Jackson National Asset Management, LLC and NYSE Group, Inc. is solely for their benefit and not for the benefit of the owners of the JNL/Mellon Capital NYSE® International 25 Fund or any other third parties.

Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell Indexes.  Russell is a trademark of Russell Investment Group.
JNL/Mellon Capital Small Cap Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Russell Investment Group ("Russell").  Russell is not responsible for and has not reviewed JNL/Mellon Capital Small Cap Index Fund nor any associated literature or publications and Russell makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.
Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell Indexes.  Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating any of the Russell Indexes.
Russell's publication of the Russell Indexes in no way suggests or implies an opinion by Russell as to the attractiveness or appropriateness of investment in any or all securities upon which the Russell Indexes are based.  RUSSELL MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE RUSSELL INDEXES.  RUSSELL MAKES NO REPRESENTATION, WARRANTY OR GUARANTEE REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES.  RUSSELL MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTIBILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE RUSSELL INDEX(ES) OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

Jackson has entered into a License Agreement with Value Line®.  Value Line Publishing, Inc.'s ("VLPI") only relationship to Jackson is VLPI's licensing to Jackson of certain VLPI trademarks and trade names and the Value Line Timeliness Ranking System (the "System"), which is composed by VLPI without regard to Jackson, this Product or any investor.  VLPI has no obligation to take the needs of Jackson or any investor in the Product into consideration in composing the System.  The Product results may differ from the hypothetical or published results of the Value Line Timeliness Ranking System.  VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM.  VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE.  VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM.  VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND AND THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”).  THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI.  MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY JACKSON NATIONAL ASSET MANAGEMENT, LLC.  NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN FUNDS GENERALLY OR IN THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE.  MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY.  NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES.  NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND IS REDEEMABLE.  FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, OWNERS OF THE JNL/MELLON CAPITAL INTERNATIONAL INDEX FUND OR THE JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Services

Jackson keeps the assets of the Separate Account.  Jackson holds all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying Funds bought and sold by the Separate Account.

The financial statements of Jackson National Separate Account - I and Jackson National Life Insurance Company for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.   KPMG LLP is located at Aon Center, 200 East Randolph Drive, Suite 5500, Chicago, Illinois 60601 .

Jackson is the parent of Jackson National Asset Management, LLC (“JNAM”), the Funds’ investment adviser and administrator.  Pursuant to an agreement between Jackson and JNAM, JNAM provides certain administrative services with respect to the Separate Account, including separate account administration services and financial and accounting services.  For the past three years, Jackson paid $430,000 in 2011, $450,000 in 2012, and $520,500 in 2013 for the services provided by JNAM to Jackson.

Purchase of Securities Being Offered

The Contracts will be sold by licensed insurance agents in states where the Contracts may be lawfully sold.  The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the Financial Industry Regulatory Authority (FINRA).

Underwriters

The Contracts are offered continuously and are distributed by Jackson National Life Distributors LLC (JNLD), 7601 Technology Way, Denver, Colorado 80237.  JNLD is a subsidiary of Jackson.

We expect to compensate broker/dealers selling the contracts.

Calculation of Performance

When Jackson advertises performance for an Investment Division (except the JNL/WMC Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts.  Standardized average annual total return for an Investment Division will be shown for periods beginning on the date the Investment Division first invested in the corresponding Funds.  We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an Investment Division at the offering on the first day of the period ("initial investment") and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent.  Standardized average annual total return reflects the deduction of all recurring charges that are charged to all Contracts.  The redeemable value also reflects the effect of any applicable withdrawal charge or other charge that may be imposed at the end of the period.  No deduction is made for premium taxes that may be assessed by certain states.

Jackson may also advertise non-standardized total return on an annualized and cumulative basis.  Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return.  The Contract is designed for long-term investment; therefore, Jackson believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors.  Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment that more closely approximates the size of a typical Contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication.  Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the Investment Division has been in existence, if it has not been in existence for one of the prescribed periods.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate.  Any quotation of performance should not be considered a guarantee of future performance.  Factors affecting the performance of an Investment Division and its corresponding Fund include general market conditions, operating expenses and investment management.  An owner's withdrawal value upon surrender of a Contract may be more or less than its original cost.

Jackson may advertise the current annualized yield for a 30-day period for an Investment Division.  The annualized yield of an Investment Division refers to the income generated by the Investment Division over a specified 30-day period.  Because this yield is annualized, the yield generated by an Investment Division during the 30-day period is assumed to be generated each 30-day period.  The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

Where:

a	=	net investment income earned during the period by the Fund attributable to shares owned by the Investment Division.
b	=	expenses for the Investment Division accrued for the period (net of reimbursements).
c	=	the average daily number of accumulation units outstanding during the period.
d	=	the maximum offering price per accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission.  Accrued expenses will include all recurring fees that are charged to all Contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an Investment Division will be lower than the yield for the corresponding Funds.  The yield on amounts held in the Investment Division normally will fluctuate over time.  Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return.  An Investment Division's actual yield will be affected by the types and quality of portfolio securities held by the Fund and the Fund operating expenses.

Any current yield quotations of the JNL/WMC Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent.  We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven calendar day period.  The JNL/WMC Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7).  The JNL/WMC Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The JNL/WMC Money Market Division's and effective yield will fluctuate daily.  Actual yields will depend on factors such as the type of instruments in the Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses. Although the Investment Division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion.  The yield quotes may reflect the expense limitations described in the Fund's Prospectus or Statement of Additional Information.  There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant.  It should be noted that neither a Contract owner's investment in the JNL/WMC Money Market Division nor that Division's investment in the JNL/WMC Money Market Division is guaranteed or insured.  Yields of other money market Funds may not be comparable if a different base or another method of calculation is used.

Additional Tax Information

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER.  JACKSON DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.  PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS.  MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS OR TO COMPARE THE TAX TREATMENT OF THE CONTRACTS TO THE TAX TREATMENT OF ANY OTHER INVESTMENT.

Jackson's Tax Status

Jackson is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code").  For federal income tax purposes, the Separate Account is not a separate entity from Jackson and its operations form a part of Jackson.

Taxation of Annuity Contracts in General

Section 72 of the Code governs the taxation of annuities in general.  An individual owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected.  For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract.  For a payment received as a partial withdrawal from a non-qualified Contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the Contract is withdrawn. In the case of a partial withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable. For Contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for Contracts issued in connection with tax-qualified plans there may be no cost basis.  The taxable portion of a withdrawal is taxed at ordinary income tax rates.  Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income.  All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract.  The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made.  No exclusion is allowed with respect to any payments received after the investment in the Contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the Contract).  For certain types of tax-qualified plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code.

Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of distributions.

Medicare Tax on Net Investment Income

Beginning in 2013, the taxable portion of distributions from a non-qualified annuity Contract will be considered investment income for purposes of the new Medicare tax on investment income.  As a result, a 3.8% tax will generally apply to some or all of the taxable portion of distributions to individuals whose modified adjusted gross income exceeds certain threshold amounts.   T hese levels are $200,000 in the case of single taxpayers, $250,000 in the case of married taxpayers filing joint returns, and $125,000 in the case of married taxpayers filing separately.  Owners should consult their own tax advisers for more information.

Withholding Tax on Distributions

The Code generally requires Jackson (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a Contract.  For "eligible rollover distributions" from Contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer.  This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals).  Failure to "roll over" the entire amount of an eligible rollover distribution (including the amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement.  If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%.  If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate.  A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

Diversification – Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity Contracts.  The Code provides that a variable annuity Contract will not be treated as an annuity Contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the Contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department").  Disqualification of the Contract as an annuity Contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract.  The Code contains a safe harbor provision which provides that annuity Contracts, such as the Contracts, meet the diversification requirements if, as of the last day of each calendar quarter, or within 30 days after such last day, the underlying assets meet the diversification standards for a regulated investment company and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual Funds underlying the variable Contracts.  These Regulations amplify the diversification requirements for variable Contracts set forth in the Code and provide an alternative to the safe harbor provision described above.  Under these Regulations, a mutual Fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual Fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual Fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual Fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual Fund is represented by any four investments.

Jackson intends that each Fund of the JNL Series Trust, JNL Variable Fund LLC, and Curian Variable Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which Contract owner control of the investments of a segregated asset account would cause the Contract owner to be treated as the owner of the assets of the segregated asset account.  Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets.  Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the contract owner and the insurance company regarding the availability of a particular investment option and other than the contract owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion.  Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of sub-accounts at any time.  The contract owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

Like the contracts described in Rev. Rul. 2003-91, under the Contract there will be no arrangement, plan, contract or agreement between a Contract owner and Jackson regarding the availability of a particular Allocation Option and other than the Contract owner's right to allocate premiums and transfer funds among the available Allocation Options, all investment decisions concerning the Allocation Options will be made by Jackson or an advisor in its sole and absolute discretion.  The Contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects.  The first difference is that the contracts described in Rev. Rul. 2003-91 provided only 12 investment options with the insurance company having the ability to add an additional 8 options whereas the Contract offers 122 Investment Divisions and at least one Fixed Account option, although a Contract owner's Contract Value can be allocated to no more than 18 fixed and variable options at any one time.  The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, a Contract owner can make 15 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.  Jackson does not believe that the differences between the Contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment choices and the number of investment transfers that can be made under the Contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a Contract.  At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance.  Jackson reserves the right to modify the Contract to the extent required to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity Contracts that are issued within a calendar year to the same Contract owner by one company or its affiliates are treated as one annuity Contract for purposes of determining the tax consequences of any distribution.  Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple Contracts.  For purposes of this rule, Contracts received in a Section 1035 exchange will be considered issued in the year of the exchange.  Owners should consult a tax adviser prior to purchasing more than one annuity Contract in any calendar year.

Partial 1035 Exchanges

In accordance with Revenue Procedure 2011-38, the IRS will consider a partial exchange of an annuity Contract for another annuity Contract valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 180 days of the date of the partial exchange. Revenue Procedure 2011-38 also provides certain exceptions to the 180 day rule. Due to the complexity of these rules, owners are encouraged to consult their own tax advisers prior to entering into a partial exchange of an annuity Contract.

Contracts Owned by Other Than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for Contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities.  Such Contracts generally will not be treated as annuities for federal income tax purposes (except for the taxation of life insurance companies).  However, this treatment is not applied to Contracts held by a trust or other entity as an agent for a natural person nor to Contracts held by certain tax-qualified plans.  Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a Contract may have tax consequences.  Any assignment or pledge of a tax-qualified Contract may also be prohibited by ERISA in some circumstances.  Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their Contracts.

An assignment or pledge of all or any portion of the value of a Non-Qualified Contract is treated under Section 72 of the Code as an amount not received as an annuity.  The value of the Contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual's gross income.  In addition, the amount included in the individual's gross income could also be subject to the 10% penalty tax discussed below under Non-Qualified Contracts.

An assignment or pledge of all or any portion of the value of a Qualified Contract will disqualify the Qualified Contract.  If the Qualified Contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan.  If the Qualified Contract is an IRA annuity or a 403(b) annuity, the Code requires the Qualified Contract to be nontransferable.  If the Qualified Contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 70 1/2; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary.  The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments.  Estate or gift taxes may also apply.

Tax-Qualified Plans

The Contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans.  Taxation of owners of a tax-qualified Contract will vary based on the type of plan and the terms and conditions of each specific plan.  Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified Contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Contracts issued to fund the plan.  Owners, annuitant and beneficiaries are also reminded that a tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is already tax-deferred.

Tax Treatment of Withdrawals

Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity Contracts.  It provides that if the Contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal.  Withdrawn earnings are included in a taxpayer's gross income.  Section 72 further provides that a 10% penalty will apply to the income portion of any distribution.  The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Qualified Contracts

In the case of a withdrawal under a tax-qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan.  Special tax rules may be available for certain distributions from a tax-qualified Contract.  Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A.  To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1)  distributions made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Contracts; (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Contract owner or annuitant (as applicable) and his or her spouse and dependents if the Contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an  IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code).  The exceptions stated in items (4) and (6) above do not apply in the case of an IRA.  The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship.  Hardship withdrawals do not include any earnings on salary reduction contributions.  These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988.  The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans.  Tax penalties may also apply.  While the foregoing limitations only apply to certain Contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified Contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion.  Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes – Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA.  Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Prior to the date that annuity payments begin under an annuity Contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used.  Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement.  In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2.  Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations.  For this purpose, the entire interest under an annuity Contract is the account value under the Contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the Contract.

If the sole beneficiary is the Contract holder's or employee's spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the Contract holder employee and spouse is permitted to be used.  Distributions under a defined benefit plan or an annuity Contract must be paid in the form of periodic annuity payments for the employee's life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee's age in the year in which the annuity starting date occurs.  If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Types of Tax-Qualified Plans

The Contracts offered herein are designed to be suitable for use under various types of tax-qualified plans.  Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan.  Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan.  Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson's administrative procedures.  Jackson is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless Jackson specifically consents to be bound.  Owners, annuitants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A tax-qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred.  However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan.  Following are general descriptions of the types of tax-qualified plans with which the Contracts may be used.  Such descriptions are not exhaustive and are for general informational purposes only.  The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances.  Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting Contract provisions that may otherwise be available as described herein.  Generally, Contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization.  Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations.  Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts.  (See "Tax Treatment of Withdrawals – Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women.  The Contracts sold by Jackson in connection with certain Tax-Qualified Plans will utilize tables that do not differentiate on the basis of sex.  Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

(a) Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code.  These qualifying employers may make contributions to the Contracts for the benefit of their employees.  Such contributions are not included in the gross income of the employee until the employee receives distributions from the Contract.  The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code.  Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals.  Employee loans are not allowed under these Contracts.  Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(b) Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity").  Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual's gross income.  IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions.  Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA.  Purchasers of Contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(c) Roth IRA Annuities

Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity.  Purchase payments for Roth IRA annuities are limited to a maximum of $5,500 for 201 4 .  The limit will be adjusted annually for inflation in $500 increments.  In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions.  The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $1,000.  The same contribution and catch-up contributions are also available for purchasers of Traditional IRA annuities.

Lower maximum limitations apply to individuals above certain adjusted gross income levels.  For 2013, these levels are $11 4 ,000 in the case of single taxpayers, $1 81 ,000 in the case of married taxpayers filing joint returns, and $0 in the case of married taxpayers filing separately.  These levels are indexed annually in $1,000 increments.  An overall $5,500 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

Qualified distributions from Roth IRA annuities are free from federal income tax.  A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor.  Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution.  Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity.  The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity.  Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity.  The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over.  There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

(d) Pension and Profit-Sharing Plans

The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees.  These retirement plans may permit the purchase of the Contracts to provide benefits under the plan.  Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan.  The tax consequences to owners may vary depending upon the particular plan design.  However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders.  Purchasers of Contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

(e) Eligible Deferred Compensation Plans – Section 457

Under Code provisions, employees and independent Contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code.  The amounts deferred under a Plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary.  As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant's includible compensation or the $17,500 elective deferral limitation in 201 4 .  The limit is indexed for inflation in $500 increments annually.  In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions.  The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $5,500.  The same contribution and catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age.  Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries.  For this purpose, custodial accounts and certain annuity Contracts are treated as trusts.  The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer.  In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of Section 457(b) of the Code.  In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a Plan are prohibited under Section 457 of the Code unless made after the participant:

●	attains age 70 1/2,
●	severs employment,
●	dies, or
●	suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan of a tax-exempt (non-governmental) employer under Section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under Section 457.  Amounts accumulated in a Plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

Annuity Provisions

Variable Annuity Payment

The initial annuity payment is determined by taking the Contract value allocated to that Investment Division, less any premium tax and any applicable Contract charges, and then applying it to the income option table specified in the Contract.  The appropriate rate must be determined by the sex (except where, as in the case of certain Qualified Plans and other employer-sponsored retirement plans, such classification is not permitted) and age of the annuitant and designated second person, if any.

The dollars applied are divided by 1,000 and the result multiplied by the appropriate annuity factor appearing in the table to compute the amount of the first monthly payment.  That amount is divided by the value of an annuity unit as of the Income Date to establish the number of annuity units representing each variable payment.  The number of annuity units determined for the first variable payment remains constant for the second and subsequent monthly variable payments, assuming that no reallocation of Contract values is made.

The amount of the second and each subsequent monthly variable payment is determined by multiplying the number of annuity units by the annuity unit value as of the business day next preceding the date on which each payment is due.

The mortality and expense experience will not adversely affect the dollar amount of the variable annuity payments once payments have commenced.

Annuity Unit Value

The initial value of an annuity unit of each Investment Division was set when the Investment Divisions were established.  The value may increase or decrease from one business day to the next.  The income option tables contained in the Contract are based on a 1% per annum assumed investment rate.

The value of a fixed number of annuity units will reflect the investment performance of the Investment Divisions elected, and the amount of each payment will vary accordingly.

For each Investment Division, the value of an annuity unit for any business day is determined by multiplying the annuity unit value for the immediately preceding business day by the percentage change in the value of an accumulation unit from the immediately preceding business day to the business day of valuation, calculated by use of the Net Investment Factor, described below. The result is then multiplied by a second factor which offsets the effect of the assumed net investment rate of 1% per annum.

Net Investment Factor

The net investment factor is an index applied to measure the net investment performance of an Investment Division from one valuation date to the next. The net investment factor for any Investment Division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

(a)	is the net result of:
	(1)	the net asset value of a Fund's share held in the Investment Division determined as of the valuation date at the end of the valuation period, plus
	(2)	the per share amount of any dividend or other distribution declared by the Fund if the "ex-dividend" date occurs during the valuation period, plus or minus
(3)
a per share credit or charge with respect to any taxes paid or reserved for by Jackson during the valuation period which are determined by Jackson to be attributable to the operation of the Investment Division (no federal income taxes are applicable under present law);

(b)	is the net asset value of the Fund share held in the Investment Division determined as of the valuation date at the end of the preceding valuation period; and
(c)
is the asset charge factor determined by Jackson for the valuation period to reflect the asset-based charges (the mortality and expense risk charge), administration charge, and any applicable charges for the Contract’s optional benefit.

Also see "Income Payments (The Income Phase)" in the Prospectus.

APPENDIX A

Jackson National Separate Account I

Financial Statements

December 31, 2013

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	CG - Conservative Fund	CG - Equity 100 Fund	CG - Equity Income Fund	CG - Fixed Income 100 Fund	CG - Growth Fund	CG - Institutional Alt 100 Conservative Fund	CG - Institutional Alt 100 Growth Fund	CG - Institutional Alt 100 Moderate Fund	CG - Institutional Alt 65 Fund	CG - Interest Rate Opportunities Fund
Assets
Investments, at fair value (a)	$55,255,419	$49,262,282	$43,192,367	$22,059,048	$43,815,918	$17,738,505	$37,070,387	$275,259,838	$107,396,269	$28,938,249
Receivables:
Investments in Fund shares sold	4,370	5,320	1,677	4,592	1,870	644	2,539	43,184	4,021	5,976
Investment Division units sold	13,258	365,108	83,933	20,918	408,022	15,434	246,242	182,532	100,794	127,080
Total assets	55,273,047	49,632,710	43,277,977	22,084,558	44,225,810	17,754,583	37,319,168	275,485,554	107,501,084	29,071,305

Liabilities
Payables:
Investments in Fund shares purchased	13,258	365,108	83,933	20,918	408,022	15,434	246,242	182,532	100,794	127,080
Investment Division units redeemed	2,712	3,917	397	3,931	654	120	1,483	35,253	920	5,123
Insurance fees due to Jackson	1,658	1,403	1,280	661	1,216	524	1,056	7,931	3,101	853
Total liabilities	17,628	370,428	85,610	25,510	409,892	16,078	248,781	225,716	104,815	133,056
Net assets (Note 7)	$55,255,419	$49,262,282	$43,192,367	$22,059,048	$43,815,918	$17,738,505	$37,070,387	$275,259,838	$107,396,269	$28,938,249

(a) Investments in Funds, shares outstanding	5,193,179	3,757,611	3,540,358	2,253,223	4,005,111	1,773,850	3,641,492	25,967,909	9,504,095	2,940,879
Investments in Funds, at cost	$54,986,556	$43,617,363	$38,969,052	$22,504,781	$41,546,580	$17,531,859	$36,157,705	$266,673,393	$100,573,864	$28,575,128

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	CG - International Opportunities Conservative Fund	CG - International Opportunities Growth Fund	CG - International Opportunities Moderate Fund	CG - Maximum Growth Fund	CG - Moderate Fund	CG - Moderate Growth Fund	CG - Multi-Strategy Income Fund	CG - Real Assets Fund	CG - Tactical Maximum Growth Fund	CG - Tactical Moderate Growth Fund
Assets
Investments, at fair value (a)	$1,844,020	$4,523,603	$4,824,711	$65,550,919	$172,058,654	$252,988,721	$20,207,299	$4,998,604	$66,139,049	$228,187,759
Receivables:
Investments in Fund shares sold	56	133	139	28,619	63,689	11,984	7,538	629	134,290	92,949
Investment Division units sold	4,000	-	9,277	91,743	294,138	522,624	81,152	22,285	136,274	370,157
Total assets	1,848,076	4,523,736	4,834,127	65,671,281	172,416,481	253,523,329	20,295,989	5,021,518	66,409,613	228,650,865

Liabilities
Payables:
Investments in Fund shares purchased	4,000	-	9,277	91,743	294,138	522,624	81,152	22,285	136,274	370,157
Investment Division units redeemed	-	3	-	26,763	58,634	4,702	6,946	484	132,431	86,423
Insurance fees due to Jackson	56	130	139	1,856	5,055	7,282	592	145	1,859	6,526
Total liabilities	4,056	133	9,416	120,362	357,827	534,608	88,690	22,914	270,564	463,106
Net assets (Note 7)	$1,844,020	$4,523,603	$4,824,711	$65,550,919	$172,058,654	$252,988,721	$20,207,299	$4,998,604	$66,139,049	$228,187,759

(a) Investments in Funds, shares outstanding	187,974	443,926	481,989	5,329,343	14,618,407	21,549,295	2,076,804	504,909	5,590,790	19,705,333
Investments in Funds, at cost	$1,814,880	$4,337,143	$4,717,402	$57,917,118	$161,396,254	$235,054,005	$19,997,526	$4,936,401	$59,154,633	$211,595,967

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	Curian Dynamic Risk Advantage - Diversified Fund	Curian Dynamic Risk Advantage - Growth Fund	Curian Dynamic Risk Advantage - Income Fund	Curian Focused International Equity Fund	Curian Focused U.S. Equity Fund	Curian Long Short Credit Fund	Curian Tactical Advantage 35 Fund	Curian Tactical Advantage 60 Fund	Curian Tactical Advantage 75 Fund	Curian/Aberdeen Latin America Fund
Assets
Investments, at fair value (a)	$238,699,935	$55,489,483	$149,063,666	$424,533	$537,789	$5,576,247	$32,732,046	$80,234,581	$70,581,418	$1,215,921
Receivables:
Investments in Fund shares sold	196,136	19,445	72,467	12	16	15,668	1,028	3,851	57,349	2,588
Investment Division units sold	153,137	21,349	188,729	12,550	-	6,619	53,146	174,991	92,089	1,100
Total assets	239,049,208	55,530,277	149,324,862	437,095	537,805	5,598,534	32,786,220	80,413,423	70,730,856	1,219,609

Liabilities
Payables:
Investments in Fund shares purchased	153,137	21,349	188,729	12,550	-	6,619	53,146	174,991	92,089	1,100
Investment Division units redeemed	189,141	17,849	68,055	-	-	15,496	67	1,515	55,322	2,554
Insurance fees due to Jackson	6,995	1,596	4,412	12	16	172	961	2,336	2,027	34
Total liabilities	349,273	40,794	261,196	12,562	16	22,287	54,174	178,842	149,438	3,688
Net assets (Note 7)	$238,699,935	$55,489,483	$149,063,666	$424,533	$537,789	$5,576,247	$32,732,046	$80,234,581	$70,581,418	$1,215,921

(a) Investments in Funds, shares outstanding	23,401,954	5,915,723	14,374,510	40,355	49,024	548,304	2,972,938	6,776,569	5,687,463	146,850
Investments in Funds, at cost	$238,315,609	$56,608,615	$148,358,313	$415,410	$514,195	$5,410,518	$31,189,887	$73,724,110	$63,284,027	$1,291,370

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	Curian/American Funds Global Growth Fund	Curian/American Funds Growth Fund	Curian/AQR Risk Parity Fund	Curian/Ashmore Emerging Market Small Cap Equity Fund	Curian/Baring International Fixed Income Fund	Curian/BlackRock Global Long Short Credit Fund	Curian/DFA U.S. Micro Cap Fund	Curian/DoubleLine Total Return Fund	Curian/Eaton Vance Global Macro Absolute Return Advantage Fund	Curian/Epoch Global Shareholder Yield Fund
Assets
Investments, at fair value (a)	$5,062,821	$45,213,753	$1,348,020	$1,527,108	$1,210,323	$22,308,296	$16,188,484	$5,167,164	$7,451,445	$15,590,221
Receivables:
Investments in Fund shares sold	142	1,501	41	44	36	90,604	31,055	150	37,424	2,839
Investment Division units sold	35,690	67,185	6,792	883	-	113,244	43,524	78,146	11,455	13,827
Total assets	5,098,653	45,282,439	1,354,853	1,528,035	1,210,359	22,512,144	16,263,063	5,245,460	7,500,324	15,606,887

Liabilities
Payables:
Investments in Fund shares purchased	35,690	67,185	6,792	883	-	113,244	43,524	78,146	11,455	13,827
Investment Division units redeemed	-	220	2	-	-	89,944	30,586	-	37,197	2,389
Insurance fees due to Jackson	142	1,281	39	44	36	660	469	150	227	450
Total liabilities	35,832	68,686	6,833	927	36	203,848	74,579	78,296	48,879	16,666
Net assets (Note 7)	$5,062,821	$45,213,753	$1,348,020	$1,527,108	$1,210,323	$22,308,296	$16,188,484	$5,167,164	$7,451,445	$15,590,221

(a) Investments in Funds, shares outstanding	460,256	3,273,986	133,998	146,837	126,471	2,208,742	1,124,982	516,716	782,715	1,372,379
Investments in Funds, at cost	$4,842,263	$39,104,358	$1,359,434	$1,452,666	$1,226,864	$21,994,034	$14,355,576	$5,200,595	$7,470,582	$16,132,653

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	Curian/FAMCO Flex Core Covered Call Fund	Curian/Franklin Templeton Frontier Markets Fund	Curian/Franklin Templeton Natural Resources Fund	Curian/Lazard International Strategic Equity Fund	Curian/Neuberger Berman Currency Fund	Curian/Nicholas Convertible Arbitrage Fund	Curian/PIMCO Credit Income Fund	Curian/PineBridge Merger Arbitrage Fund	Curian/Schroder Emerging Europe Fund	Curian/T. Rowe Price Capital Appreciation Fund
Assets
Investments, at fair value (a)	$59,229,238	$10,523,693	$19,294,478	$3,438,085	$10,983,665	$40,484,175	$19,395,476	$63,826,261	$1,538,985	$9,228,428
Receivables:
Investments in Fund shares sold	6,065	353	600	98	334	17,630	10,513	23,919	43	1,601
Investment Division units sold	228,860	22,909	10,600	19,134	5,207	116,047	23,333	47,487	55,710	92,766
Total assets	59,464,163	10,546,955	19,305,678	3,457,317	10,989,206	40,617,852	19,429,322	63,897,667	1,594,738	9,322,795

Liabilities
Payables:
Investments in Fund shares purchased	228,860	22,909	10,600	19,134	5,207	116,047	23,333	47,487	55,710	92,766
Investment Division units redeemed	4,331	54	44	-	14	16,444	9,953	22,049	-	1,330
Insurance fees due to Jackson	1,734	299	556	98	320	1,186	560	1,870	43	271
Total liabilities	234,925	23,262	11,200	19,232	5,541	133,677	33,846	71,406	55,753	94,367
Net assets (Note 7)	$59,229,238	$10,523,693	$19,294,478	$3,438,085	$10,983,665	$40,484,175	$19,395,476	$63,826,261	$1,538,985	$9,228,428

(a) Investments in Funds, shares outstanding	5,218,435	851,431	2,024,604	296,387	1,120,782	3,837,363	1,907,126	6,338,258	149,416	878,062
Investments in Funds, at cost	$56,170,471	$9,692,466	$18,206,301	$3,203,902	$11,200,221	$40,166,822	$19,960,316	$63,936,289	$1,541,742	$9,066,485

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	Curian/The Boston Company Equity Income Fund	Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund	Curian/UBS Global Long Short Fixed Income Opportunities Fund	Curian/Urdang International REIT Fund	Curian/Van Eck International Gold Fund	JNL Disciplined Growth Fund	JNL Disciplined Moderate Fund	JNL Disciplined Moderate Growth Fund	JNL Institutional Alt 20 Fund	JNL Institutional Alt 35 Fund
Assets
Investments, at fair value (a)	$28,342,432	$18,424,316	$7,719,540	$3,063,702	$11,291,223	$521,713,292	$1,026,832,403	$1,216,735,393	$1,697,532,924	$2,315,266,549
Receivables:
Investments in Fund shares sold	3,771	4,999	14,295	578	369	112,092	249,402	186,103	874,382	1,272,012
Investment Division units sold	97,009	8,905	9,879	6,360	39,103	621,218	528,741	602,743	266,158	550,595
Total assets	28,443,212	18,438,220	7,743,714	3,070,640	11,330,695	522,446,602	1,027,610,546	1,217,524,239	1,698,673,464	2,317,089,156

Liabilities
Payables:
Investments in Fund shares purchased	97,009	8,905	9,879	6,360	39,103	621,218	528,741	602,743	266,158	550,595
Investment Division units redeemed	2,946	4,463	14,065	489	46	91,103	208,185	137,721	807,776	1,179,572
Insurance fees due to Jackson	825	536	230	89	323	20,989	41,217	48,382	66,606	92,440
Total liabilities	100,780	13,904	24,174	6,938	39,472	733,310	778,143	788,846	1,140,540	1,822,607
Net assets (Note 7)	$28,342,432	$18,424,316	$7,719,540	$3,063,702	$11,291,223	$521,713,292	$1,026,832,403	$1,216,735,393	$1,697,532,924	$2,315,266,549

(a) Investments in Funds, shares outstanding	2,118,268	1,827,809	775,054	333,737	2,407,510	47,951,589	85,002,682	104,620,412	104,207,055	139,389,919
Investments in Funds, at cost	$27,085,151	$18,390,974	$7,740,536	$3,055,557	$15,636,785	$441,493,433	$888,934,111	$1,014,413,677	$1,496,366,226	$2,072,466,006

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	JNL Institutional Alt 50 Fund	JNL Institutional Alt 65 Fund	JNL/American Funds Balanced Allocation Fund	JNL/American Funds Blue Chip Income and Growth Fund	JNL/American Funds Global Bond Fund	JNL/American Funds Global Small Capitalization Fund	JNL/American Funds Growth Allocation Fund	JNL/American Funds Growth-Income Fund	JNL/American Funds International Fund	JNL/American Funds New World Fund
Assets
Investments, at fair value (a)	$3,197,208,283	$746,748,398	$439,310,178	$1,145,062,654	$433,086,282	$316,078,255	$357,689,205	$1,561,325,247	$531,620,516	$617,703,585
Receivables:
Investments in Fund shares sold	1,633,513	567,808	120,450	283,638	134,614	284,963	107,043	301,788	110,836	161,698
Investment Division units sold	2,025,041	79,591	1,042,919	663,282	556,633	250,673	1,552,768	2,285,284	668,020	594,188
Total assets	3,200,866,837	747,395,797	440,473,547	1,146,009,574	433,777,529	316,613,891	359,349,016	1,563,912,319	532,399,372	618,459,471

Liabilities
Payables:
Investments in Fund shares purchased	2,025,041	79,591	1,042,919	663,282	556,633	250,673	1,552,768	2,285,284	668,020	594,188
Investment Division units redeemed	1,503,750	537,275	102,808	237,800	116,837	272,342	92,781	240,331	89,971	136,841
Insurance fees due to Jackson	129,763	30,533	17,642	45,838	17,777	12,621	14,262	61,457	20,865	24,857
Total liabilities	3,658,554	647,399	1,163,369	946,920	691,247	535,636	1,659,811	2,587,072	778,856	755,886
Net assets (Note 7)	$3,197,208,283	$746,748,398	$439,310,178	$1,145,062,654	$433,086,282	$316,078,255	$357,689,205	$1,561,325,247	$531,620,516	$617,703,585

(a) Investments in Funds, shares outstanding	190,423,364	46,067,144	36,793,147	76,439,429	41,089,780	23,945,322	28,478,440	100,277,794	41,339,076	49,935,617
Investments in Funds, at cost	$2,917,827,131	$703,632,541	$397,951,043	$890,654,901	$449,007,213	$260,324,205	$317,478,778	$1,203,437,965	$444,196,212	$547,065,112

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	JNL/AQR Managed Futures Strategy Fund	JNL/BlackRock Commodity Securities Strategy Fund	JNL/BlackRock Global Allocation Fund	JNL/BlackRock Large Cap Select Growth Fund	JNL/Brookfield Global Infrastructure Fund	JNL/Capital Guardian Global Balanced Fund	JNL/Capital Guardian Global Diversified Research Fund	JNL/DFA U.S. Core Equity Fund	JNL/Eagle SmallCap Equity Fund	JNL/Eastspring Investments Asia ex-Japan Fund
Assets
Investments, at fair value (a)	$75,698,680	$959,276,176	$2,635,570,638	$596,970,897	$395,362,294	$460,256,914	$402,702,145	$370,944,184	$1,131,303,126	$123,980,626
Receivables:
Investments in Fund shares sold	63,993	359,270	533,809	242,676	113,529	172,403	149,984	128,005	635,865	81,413
Investment Division units sold	425,210	433,422	2,895,539	440,224	879,926	108,995	113,543	505,926	690,807	175,552
Total assets	76,187,883	960,068,868	2,638,999,986	597,653,797	396,355,749	460,538,312	402,965,672	371,578,115	1,132,629,798	124,237,591

Liabilities
Payables:
Investments in Fund shares purchased	425,210	433,422	2,895,539	440,224	879,926	108,995	113,543	505,926	690,807	175,552
Investment Division units redeemed	61,789	320,070	429,930	218,727	98,474	153,457	133,414	113,358	589,381	76,269
Insurance fees due to Jackson	2,204	39,200	103,879	23,949	15,055	18,946	16,570	14,647	46,484	5,144
Total liabilities	489,203	792,692	3,429,348	682,900	993,455	281,398	263,527	633,931	1,326,672	256,965
Net assets (Note 7)	$75,698,680	$959,276,176	$2,635,570,638	$596,970,897	$395,362,294	$460,256,914	$402,702,145	$370,944,184	$1,131,303,126	$123,980,626

(a) Investments in Funds, shares outstanding	7,349,386	85,956,647	213,406,529	21,535,747	26,731,730	40,730,700	13,011,378	35,193,945	38,889,760	16,399,554
Investments in Funds, at cost	$74,051,230	$881,243,105	$2,327,339,124	$462,655,912	$353,838,315	$391,358,816	$299,939,580	$306,796,153	$895,755,259	$131,175,380

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	JNL/Eastspring Investments China-India Fund	JNL/Franklin Templeton Founding Strategy Fund	JNL/Franklin Templeton Global Growth Fund	JNL/Franklin Templeton Global Multisector Bond Fund	JNL/Franklin Templeton Income Fund	JNL/Franklin Templeton International Small Cap Growth Fund	JNL/Franklin Templeton Mutual Shares Fund	JNL/Franklin Templeton Small Cap Value Fund	JNL/Goldman Sachs Core Plus Bond Fund	JNL/Goldman Sachs Emerging Markets Debt Fund
Assets
Investments, at fair value (a)	$329,053,904	$1,467,587,680	$439,451,016	$600,386,079	$1,556,741,477	$419,450,632	$559,364,629	$563,849,197	$605,070,038	$238,604,858
Receivables:
Investments in Fund shares sold	170,739	1,250,635	146,660	518,218	1,056,978	1,048,234	285,785	421,938	247,924	77,870
Investment Division units sold	217,568	1,463,455	563,701	659,988	1,535,169	619,207	355,387	968,553	237,056	111,948
Total assets	329,442,211	1,470,301,770	440,161,377	601,564,285	1,559,333,624	421,118,073	560,005,801	565,239,688	605,555,018	238,794,676

Liabilities
Payables:
Investments in Fund shares purchased	217,568	1,463,455	563,701	659,988	1,535,169	619,207	355,387	968,553	237,056	111,948
Investment Division units redeemed	157,169	1,189,412	128,666	493,796	993,243	1,031,247	262,903	398,914	223,187	68,376
Insurance fees due to Jackson	13,570	61,223	17,994	24,422	63,735	16,987	22,882	23,024	24,737	9,494
Total liabilities	388,307	2,714,090	710,361	1,178,206	2,592,147	1,667,441	641,172	1,390,491	484,980	189,818
Net assets (Note 7)	$329,053,904	$1,467,587,680	$439,451,016	$600,386,079	$1,556,741,477	$419,450,632	$559,364,629	$563,849,197	$605,070,038	$238,604,858

(a) Investments in Funds, shares outstanding	46,085,981	123,847,062	37,656,471	50,073,901	132,714,533	37,517,946	47,727,357	33,946,369	52,890,738	20,820,668
Investments in Funds, at cost	$335,257,032	$1,146,683,448	$352,104,741	$587,981,504	$1,404,965,449	$329,811,044	$425,555,114	$424,124,094	$652,192,219	$271,463,254

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	JNL/Goldman Sachs Mid Cap Value Fund	JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/Invesco Global Real Estate Fund	JNL/Invesco International Growth Fund	JNL/Invesco Large Cap Growth Fund	JNL/Invesco Mid Cap Value Fund	JNL/Invesco Small Cap Growth Fund	JNL/Ivy Asset Strategy Fund	JNL/JPMorgan International Value Fund	JNL/JPMorgan MidCap Growth Fund
Assets
Investments, at fair value (a)	$553,902,704	$186,128,194	$925,174,677	$528,458,158	$511,566,374	$259,709,168	$475,735,679	$2,907,754,831	$439,949,941	$519,827,016
Receivables:
Investments in Fund shares sold	253,750	106,103	387,862	393,749	337,050	258,600	289,626	1,528,185	666,693	220,643
Investment Division units sold	505,790	93,809	928,031	398,059	257,823	129,452	1,866,182	2,494,636	425,868	1,189,801
Total assets	554,662,244	186,328,106	926,490,570	529,249,966	512,161,247	260,097,220	477,891,487	2,911,777,652	441,042,502	521,237,460

Liabilities
Payables:
Investments in Fund shares purchased	505,790	93,809	928,031	398,059	257,823	129,452	1,866,182	2,494,636	425,868	1,189,801
Investment Division units redeemed	230,956	98,317	350,369	372,717	316,014	247,942	270,283	1,410,910	648,365	199,764
Insurance fees due to Jackson	22,794	7,786	37,493	21,032	21,036	10,658	19,343	117,275	18,328	20,879
Total liabilities	759,540	199,912	1,315,893	791,808	594,873	388,052	2,155,808	4,022,821	1,092,561	1,410,444
Net assets (Note 7)	$553,902,704	$186,128,194	$925,174,677	$528,458,158	$511,566,374	$259,709,168	$475,735,679	$2,907,754,831	$439,949,941	$519,827,016

(a) Investments in Funds, shares outstanding	45,967,029	16,213,257	94,117,465	41,189,256	30,651,071	17,030,109	24,284,619	192,439,102	52,625,591	16,736,221
Investments in Funds, at cost	$516,329,889	$140,360,673	$875,989,942	$442,314,267	$412,561,425	$201,202,052	$377,536,312	$2,297,291,301	$400,497,429	$388,424,664

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/Lazard Emerging Markets Fund	JNL/M&G Global Basics Fund	JNL/M&G Global Leaders Fund	JNL/MC 10 x 10 Fund	JNL/MC 25 Fund	JNL/MC Bond Index Fund	JNL/MC Communications Sector Fund	JNL/MC Consumer Brands Sector Fund	JNL/MC Dow 10 Fund
Assets
Investments, at fair value (a)	$544,462,648	$592,311,175	$62,755,661	$-	$352,150,730	$943,196,265	$526,102,665	$127,353,880	$494,514,423	$584,281,808
Receivables:
Investments in Fund shares sold	783,167	353,230	48,360	-	964,256	742,235	283,797	590,757	437,290	759,431
Investment Division units sold	200,737	392,384	141,261	-	197,633	752,120	452,034	53,302	538,578	182,549
Total assets	545,446,552	593,056,789	62,945,282	-	353,312,619	944,690,620	526,838,496	127,997,939	495,490,291	585,223,788

Liabilities
Payables:
Investments in Fund shares purchased	200,737	392,384	141,261	-	197,633	752,120	452,034	53,302	538,578	182,549
Investment Division units redeemed	760,738	329,475	45,705	-	950,030	703,069	262,170	585,386	416,809	734,964
Insurance fees due to Jackson	22,429	23,755	2,655	-	14,226	39,166	21,627	5,371	20,481	24,467
Total liabilities	983,904	745,614	189,621	-	1,161,889	1,494,355	735,831	644,059	975,868	941,980
Net assets (Note 7)	$544,462,648	$592,311,175	$62,755,661	$-	$352,150,730	$943,196,265	$526,102,665	$127,353,880	$494,514,423	$584,281,808

(a) Investments in Funds, shares outstanding	41,530,332	53,993,726	4,641,691	-	31,811,267	48,122,258	45,275,617	27,989,864	28,667,503	34,068,910
Investments in Funds, at cost	$574,121,651	$576,562,264	$64,395,106	$-	$264,594,942	$710,957,051	$541,120,106	$111,469,942	$400,529,228	$416,081,240

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	JNL/MC Dow Dividend Fund	JNL/MC Dow Jones U.S. Contrarian Opportunities Index Fund	JNL/MC Emerging Markets Index Fund	JNL/MC European 30 Fund	JNL/MC Financial Sector Fund	JNL/MC Global 15 Fund	JNL/MC Global Alpha Fund	JNL/MC Healthcare Sector Fund	JNL/MC Index 5 Fund	JNL/MC International Index Fund
Assets
Investments, at fair value (a)	$-	$61,671,970	$384,617,165	$133,956,863	$438,276,905	$412,419,672	$45,948,819	$985,261,740	$648,974,887	$730,995,366
Receivables:
Investments in Fund shares sold	-	213,864	505,105	41,690	195,276	345,642	13,163	1,113,796	392,368	553,991
Investment Division units sold	-	163,630	757,785	860,328	546,716	381,507	20,811	929,114	171,315	608,520
Total assets	-	62,049,464	385,880,055	134,858,881	439,018,897	413,146,821	45,982,793	987,304,650	649,538,570	732,157,877

Liabilities
Payables:
Investments in Fund shares purchased	-	163,630	757,785	860,328	546,716	381,507	20,811	929,114	171,315	608,520
Investment Division units redeemed	-	211,249	489,306	36,220	176,858	328,368	11,446	1,073,098	366,155	524,158
Insurance fees due to Jackson	-	2,615	15,799	5,470	18,418	17,274	1,717	40,698	26,213	29,833
Total liabilities	-	377,494	1,262,890	902,018	741,992	727,149	33,974	2,042,910	563,683	1,162,511
Net assets (Note 7)	$-	$61,671,970	$384,617,165	$133,956,863	$438,276,905	$412,419,672	$45,948,819	$985,261,740	$648,974,887	$730,995,366

(a) Investments in Funds, shares outstanding	-	4,355,365	37,856,020	10,179,093	42,884,237	19,058,210	4,567,477	48,487,290	53,194,663	50,378,730
Investments in Funds, at cost	$-	$54,915,656	$383,726,966	$121,210,908	$355,113,775	$321,849,862	$47,266,336	$778,315,995	$515,502,854	$633,834,379

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	JNL/MC JNL 5 Fund	JNL/MC JNL Optimized 5 Fund	JNL/MC Nasdaq 25 Fund	JNL/MC NYSE International 25 Fund	JNL/MC Oil & Gas Sector Fund	JNL/MC Pacific Rim 30 Fund	JNL/MC S&P 10 Fund	JNL/MC S&P 24 Fund	JNL/MC S&P 400 MidCap Index Fund	JNL/MC S&P 500 Index Fund
Assets
Investments, at fair value (a)	$3,120,294,271	$397,388,251	$385,253,200	$74,064,689	$1,103,184,553	$91,438,626	$-	$391,819,757	$1,090,083,547	$2,360,164,741
Receivables:
Investments in Fund shares sold	3,946,088	558,233	618,173	38,295	809,756	47,113	-	366,652	847,996	1,861,828
Investment Division units sold	415,150	69,490	987,196	48,585	406,185	541,340	-	167,066	1,115,241	2,441,239
Total assets	3,124,655,509	398,015,974	386,858,569	74,151,569	1,104,400,494	92,027,079	-	392,353,475	1,092,046,784	2,364,467,808

Liabilities
Payables:
Investments in Fund shares purchased	415,150	69,490	987,196	48,585	406,185	541,340	-	167,066	1,115,241	2,441,239
Investment Division units redeemed	3,814,735	541,397	602,083	35,200	763,727	43,438	-	350,152	803,016	1,765,739
Insurance fees due to Jackson	131,353	16,836	16,090	3,095	46,029	3,675	-	16,500	44,980	96,089
Total liabilities	4,361,238	627,723	1,605,369	86,880	1,215,941	588,453	-	533,718	1,963,237	4,303,067
Net assets (Note 7)	$3,120,294,271	$397,388,251	$385,253,200	$74,064,689	$1,103,184,553	$91,438,626	$-	$391,819,757	$1,090,083,547	$2,360,164,741

(a) Investments in Funds, shares outstanding	257,662,615	35,417,848	20,276,484	10,641,478	31,948,582	6,578,318	-	26,420,752	58,732,950	154,057,751
Investments in Funds, at cost	$2,599,974,347	$323,552,285	$295,249,392	$70,371,871	$920,132,065	$88,598,618	$-	$336,798,878	$887,541,241	$1,885,043,129

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	JNL/MC S&P SMid 60 Fund	JNL/MC Select Small-Cap Fund	JNL/MC Small Cap Index Fund	JNL/MC Technology Sector Fund	JNL/MC Utilities Sector Fund	JNL/MC Value Line 30 Fund	JNL/MC VIP Fund	JNL/Morgan Stanley Mid Cap Growth Fund	JNL/Neuberger Berman Strategic Income Fund	JNL/Oppenheimer Global Growth Fund
Assets
Investments, at fair value (a)	$327,592,642	$-	$1,167,461,898	$561,854,485	$2,976,315	$408,286,614	$-	$59,316,396	$133,549,066	$601,435,331
Receivables:
Investments in Fund shares sold	444,290	-	990,102	854,189	2,596	607,098	-	27,655	306,165	708,670
Investment Division units sold	788,644	-	746,680	449,266	7,033	108,741	-	74,603	194,660	476,576
Total assets	328,825,576	-	1,169,198,680	563,157,940	2,985,944	409,002,453	-	59,418,654	134,049,891	602,620,577

Liabilities
Payables:
Investments in Fund shares purchased	788,644	-	746,680	449,266	7,033	108,741	-	74,603	194,660	476,576
Investment Division units redeemed	430,811	-	941,564	830,804	2,508	589,717	-	25,176	300,637	683,810
Insurance fees due to Jackson	13,479	-	48,538	23,385	88	17,381	-	2,479	5,528	24,860
Total liabilities	1,232,934	-	1,736,782	1,303,455	9,629	715,839	-	102,258	500,825	1,185,246
Net assets (Note 7)	$327,592,642	$-	$1,167,461,898	$561,854,485	$2,976,315	$408,286,614	$-	$59,316,396	$133,549,066	$601,435,331

(a) Investments in Funds, shares outstanding	23,567,816	-	69,285,573	61,606,851	316,966	27,945,696	-	4,517,623	12,718,959	42,176,391
Investments in Funds, at cost	$269,353,528	$-	$974,565,133	$474,027,081	$3,012,183	$357,176,125	$-	$50,946,118	$132,945,555	$474,882,477

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	JNL/PIMCO Real Return Fund	JNL/PIMCO Total Return Bond Fund	JNL/PPM America Floating Rate Income Fund	JNL/PPM America High Yield Bond Fund	JNL/PPM America Mid Cap Value Fund	JNL/PPM America Small Cap Value Fund	JNL/PPM America Value Equity Fund	JNL/Red Rocks Listed Private Equity Fund	JNL/S&P 4 Fund	JNL/S&P Competitive Advantage Fund
Assets
Investments, at fair value (a)	$1,358,821,812	$3,417,014,121	$1,077,933,247	$1,571,549,095	$255,732,742	$189,982,144	$170,361,803	$494,897,249	$2,922,385,500	$616,475,903
Receivables:
Investments in Fund shares sold	1,932,387	2,788,782	1,519,912	978,484	265,839	146,551	413,911	463,862	2,683,365	367,219
Investment Division units sold	659,476	1,712,044	2,498,921	1,405,864	457,621	66,891	94,426	389,773	6,150,744	530,159
Total assets	1,361,413,675	3,421,514,947	1,081,952,080	1,573,933,443	256,456,202	190,195,586	170,870,140	495,750,884	2,931,219,609	617,373,281

Liabilities
Payables:
Investments in Fund shares purchased	659,476	1,712,044	2,498,921	1,405,864	457,621	66,891	94,426	389,773	6,150,744	530,159
Investment Division units redeemed	1,876,382	2,648,250	1,475,903	913,274	255,342	138,434	406,825	444,876	2,564,653	341,234
Insurance fees due to Jackson	56,005	140,532	44,009	65,210	10,497	8,117	7,086	18,986	118,712	25,985
Total liabilities	2,591,863	4,500,826	4,018,833	2,384,348	723,460	213,442	508,337	853,635	8,834,109	897,378
Net assets (Note 7)	$1,358,821,812	$3,417,014,121	$1,077,933,247	$1,571,549,095	$255,732,742	$189,982,144	$170,361,803	$494,897,249	$2,922,385,500	$616,475,903

(a) Investments in Funds, shares outstanding	133,217,825	270,976,536	98,892,958	218,878,704	17,128,784	15,186,422	9,480,345	40,665,345	174,366,677	36,651,362
Investments in Funds, at cost	$1,656,881,991	$3,483,792,336	$1,066,872,418	$1,572,856,489	$205,284,783	$166,729,262	$129,490,781	$396,034,219	$2,290,558,437	$506,543,019

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	JNL/S&P Dividend Income & Growth Fund	JNL/S&P Intrinsic Value Fund	JNL/S&P Managed Aggressive Growth Fund	JNL/S&P Managed Conservative Fund	JNL/S&P Managed Growth Fund	JNL/S&P Managed Moderate Fund	JNL/S&P Managed Moderate Growth Fund	JNL/S&P Total Yield Fund	JNL/T. Rowe Price Established Growth Fund	JNL/T. Rowe Price Mid-Cap Growth Fund
Assets
Investments, at fair value (a)	$1,781,587,960	$605,776,611	$1,425,615,525	$1,567,877,861	$4,178,451,198	$3,071,065,221	$5,616,026,222	$362,318,320	$2,019,756,972	$2,161,052,341
Receivables:
Investments in Fund shares sold	904,763	487,112	994,827	1,870,737	2,034,787	1,381,655	2,301,754	237,634	1,285,210	1,145,085
Investment Division units sold	645,291	686,178	1,004,859	178,375	2,265,911	841,638	2,261,285	517,721	1,543,892	1,153,529
Total assets	1,783,138,014	606,949,901	1,427,615,211	1,569,926,973	4,182,751,896	3,073,288,514	5,620,589,261	363,073,675	2,022,586,074	2,163,350,955

Liabilities
Payables:
Investments in Fund shares purchased	645,291	686,178	1,004,859	178,375	2,265,911	841,638	2,261,285	517,721	1,543,892	1,153,529
Investment Division units redeemed	830,560	461,599	937,346	1,804,815	1,865,667	1,255,822	2,073,309	222,199	1,203,754	1,057,241
Insurance fees due to Jackson	74,203	25,513	57,481	65,922	169,120	125,833	228,445	15,435	81,456	87,844
Total liabilities	1,550,054	1,173,290	1,999,686	2,049,112	4,300,698	2,223,293	4,563,039	755,355	2,829,102	2,298,614
Net assets (Note 7)	$1,781,587,960	$605,776,611	$1,425,615,525	$1,567,877,861	$4,178,451,198	$3,071,065,221	$5,616,026,222	$362,318,320	$2,019,756,972	$2,161,052,341

(a) Investments in Funds, shares outstanding	125,111,514	38,856,742	86,505,796	131,203,168	291,587,662	236,417,646	399,148,985	24,186,804	60,598,769	57,674,202
Investments in Funds, at cost	$1,542,182,383	$507,673,602	$1,103,257,695	$1,485,458,184	$3,365,322,113	$2,736,814,330	$4,763,617,999	$308,464,861	$1,463,856,843	$1,739,064,922

See notes to the financial statements.

Jackson National Separate Account I
Statements of Assets and Liabilities
December 31, 2013

	JNL/T. Rowe Price Short-Term Bond Fund	JNL/T. Rowe Price Value Fund	JNL/WMC Balanced Fund	JNL/WMC Money Market Fund	JNL/WMC Value Fund
Assets
Investments, at fair value (a)	$697,296,336	$969,476,516	$3,194,549,403	$1,268,082,975	$638,676,161
Receivables:
Investments in Fund shares sold	997,585	413,193	1,812,949	3,384,147	481,992
Investment Division units sold	681,859	619,039	1,975,576	2,601,053	464,515
Total assets	698,975,780	970,508,748	3,198,337,928	1,274,068,175	639,622,668

Liabilities
Payables:
Investments in Fund shares purchased	681,859	619,039	1,975,576	2,601,053	464,515
Investment Division units redeemed	968,724	374,182	1,686,778	3,331,608	455,905
Insurance fees due to Jackson	28,861	39,011	126,171	52,539	26,087
Total liabilities	1,679,444	1,032,232	3,788,525	5,985,200	946,507
Net assets (Note 7)	$697,296,336	$969,476,516	$3,194,549,403	$1,268,082,975	$638,676,161

(a) Investments in Funds, shares outstanding	70,150,537	60,103,938	151,616,013	1,268,082,975	27,756,461
Investments in Funds, at cost	$703,363,062	$769,602,339	$2,658,985,968	$1,268,082,975	$521,407,631

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	CG - Conservative Fund	CG - Equity 100 Fund	CG - Equity Income Fund	CG - Fixed Income 100 Fund	CG - Growth Fund(a)	CG - Institutional Alt 100 Conservative Fund(a)	CG - Institutional Alt 100 Growth Fund(a)	CG - Institutional Alt 100 Moderate Fund	CG - Institutional Alt 65 Fund	CG - Interest Rate Opportunities Fund(a)
Investment income
Dividends	$318,533	$27,757	$151,669	$97,231	$-	$-	$-	$60,235	$145,713	$-

Expenses
Asset-based charges (Note 3)	472,581	261,452	334,333	191,473	134,407	70,482	132,444	2,411,778	887,018	110,120
Total expenses	472,581	261,452	334,333	191,473	134,407	70,482	132,444	2,411,778	887,018	110,120
Net investment income (loss)	(154,048)	(233,695)	(182,664)	(94,242)	(134,407)	(70,482)	(132,444)	(2,351,543)	(741,305)	(110,120)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	30,415	12,383	21,176	5,134	-	-	-	617,242	223,627	-
Investments	123,678	416,739	487,007	(176,559)	192,557	(2,645)	3,784	1,001,161	836,246	7,306
Net change in unrealized appreciation (depreciation) on investments	(337,638)	5,575,477	3,855,403	(450,394)	2,269,338	206,646	912,682	5,808,303	5,424,661	363,121
Net realized and unrealized gain (loss)	(183,545)	6,004,599	4,363,586	(621,819)	2,461,895	204,001	916,466	7,426,706	6,484,534	370,427

Net increase (decrease) in net assets from operations	$(337,593)	$5,770,904	$4,180,922	$(716,061)	$2,327,488	$133,519	$784,022	$5,075,163	$5,743,229	$260,307

(a) Commencement of operations April 29, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	CG - International Opportunities Conservative Fund(a)	CG - International Opportunities Growth Fund(a)	CG - International Opportunities Moderate Fund(a)	CG - Maximum Growth Fund	CG - Moderate Fund	CG - Moderate Growth Fund	CG - Multi-Strategy Income Fund(a)	CG - Real Assets Fund(a)	CG - Tactical Maximum Growth Fund	CG - Tactical Moderate Growth Fund
Investment income
Dividends	$-	$-	$-	$75,181	$493,160	$304,805	$-	$-	$-	$605,174

Expenses
Asset-based charges (Note 3)	7,669	17,141	15,873	445,570	1,135,716	1,656,369	85,725	16,809	447,792	1,678,017
Total expenses	7,669	17,141	15,873	445,570	1,135,716	1,656,369	85,725	16,809	447,792	1,678,017
Net investment income (loss)	(7,669)	(17,141)	(15,873)	(370,389)	(642,556)	(1,351,564)	(85,725)	(16,809)	(447,792)	(1,072,843)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	-	71,648	31,239	264,148	-	-	28,238	577,966
Investments	8,367	8,991	8,435	585,737	1,006,699	1,272,734	(5,188)	5,962	516,665	1,596,859
Net change in unrealized appreciation (depreciation) on investments	29,140	186,460	107,309	7,062,882	9,620,061	15,927,960	209,773	62,203	6,340,643	14,794,611
Net realized and unrealized gain (loss)	37,507	195,451	115,744	7,720,267	10,657,999	17,464,842	204,585	68,165	6,885,546	16,969,436

Net increase (decrease) in net assets from operations	$29,838	$178,310	$99,871	$7,349,878	$10,015,443	$16,113,278	$118,860	$51,356	$6,437,754	$15,896,593

(a) Commencement of operations April 29, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	Curian Dynamic Risk Advantage - Diversified Fund	Curian Dynamic Risk Advantage - Growth Fund	Curian Dynamic Risk Advantage - Income Fund	Curian Focused International Equity Fund(b)	Curian Focused U.S. Equity Fund(b)	Curian Long Short Credit Fund(a)	Curian Tactical Advantage 35 Fund	Curian Tactical Advantage 60 Fund	Curian Tactical Advantage 75 Fund	Curian/Aberdeen Latin America Fund(a)
Investment income
Dividends	$-	$-	$-	$-	$-	$-	$-	$-	$-	$7,176

Expenses
Asset-based charges (Note 3)	2,027,111	394,806	1,393,805	899	708	20,550	286,476	546,648	464,546	4,720
Total expenses	2,027,111	394,806	1,393,805	899	708	20,550	286,476	546,648	464,546	4,720
Net investment income (loss)	(2,027,111)	(394,806)	(1,393,805)	(899)	(708)	(20,550)	(286,476)	(546,648)	(464,546)	2,456

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	234,381	1,880,140	88,429	-	-	-	35,486	51,365	93,429	-
Investments	245,086	(56,233)	132,500	2,747	211	12,239	237,635	507,009	584,725	(4,029)
Net change in unrealized appreciation (depreciation) on investments	795,902	(831,335)	67,581	9,123	23,594	165,729	1,299,437	5,979,314	6,764,844	(75,449)
Net realized and unrealized gain (loss)	1,275,369	992,572	288,510	11,870	23,805	177,968	1,572,558	6,537,688	7,442,998	(79,478)

Net increase (decrease) in net assets from operations	$(751,742)	$597,766	$(1,105,295)	$10,971	$23,097	$157,418	$1,286,082	$5,991,040	$6,978,452	$(77,022)

(a) Commencement of operations April 29, 2013.
(b) Commencement of operations September 16, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	Curian/American Funds Global Growth Fund(b)	Curian/American Funds Growth Fund	Curian/AQR Risk Parity Fund(b)	Curian/Ashmore Emerging Market Small Cap Equity Fund(a)	Curian/Baring International Fixed Income Fund(a)	Curian/BlackRock Global Long Short Credit Fund(a)	Curian/DFA U.S. Micro Cap Fund	Curian/DoubleLine Total Return Fund(b)	Curian/Eaton Vance Global Macro Absolute Return Advantage Fund(a)	Curian/Epoch Global Shareholder Yield Fund
Investment income
Dividends	$-	$45,438	$-	$266	$6,833	$-	$64,745	$-	$-	$440,938

Expenses
Asset-based charges (Note 3)	5,912	250,106	1,931	4,841	3,785	78,829	59,570	6,569	29,571	81,686
Total expenses	5,912	250,106	1,931	4,841	3,785	78,829	59,570	6,569	29,571	81,686
Net investment income (loss)	(5,912)	(204,668)	(1,931)	(4,575)	3,048	(78,829)	5,175	(6,569)	(29,571)	359,252

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	122	-	-	-	-	60,077	-	-	1,538,703
Investments	2,163	532,913	1,664	4,149	209	19,538	145,159	757	(22,527)	97,732
Net change in unrealized appreciation (depreciation) on investments	220,558	5,809,551	(11,414)	74,442	(16,541)	314,262	1,817,320	(33,431)	(19,137)	(570,604)
Net realized and unrealized gain (loss)	222,721	6,342,586	(9,750)	78,591	(16,332)	333,800	2,022,556	(32,674)	(41,664)	1,065,831

Net increase (decrease) in net assets from operations	$216,809	$6,137,918	$(11,681)	$74,016	$(13,284)	$254,971	$2,027,731	$(39,243)	$(71,235)	$1,425,083

(a) Commencement of operations April 29, 2013.
(b) Commencement of operations September 16, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	Curian/FAMCO Flex Core Covered Call Fund	Curian/Franklin Templeton Frontier Markets Fund	Curian/Franklin Templeton Natural Resources Fund	Curian/Lazard International Strategic Equity Fund(a)	Curian/Neuberger Berman Currency Fund	Curian/Nicholas Convertible Arbitrage Fund	Curian/PIMCO Credit Income Fund	Curian/PineBridge Merger Arbitrage Fund	Curian/Schroder Emerging Europe Fund(a)	Curian/T. Rowe Price Capital Appreciation Fund(b)
Investment income
Dividends	$710,972	$-	$-	$-	$116,363	$2,268	$350,984	$-	$18,030	$20,626

Expenses
Asset-based charges (Note 3)	381,824	54,007	137,945	8,455	88,566	285,176	199,841	547,902	4,587	9,451
Total expenses	381,824	54,007	137,945	8,455	88,566	285,176	199,841	547,902	4,587	9,451
Net investment income (loss)	329,148	(54,007)	(137,945)	(8,455)	27,797	(282,908)	151,143	(547,902)	13,443	11,175

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	29,681	-	58,606	-	14	192,947	6,085	194,551	-	2,942
Investments	229,887	19,471	69,269	6,196	(12,258)	123,614	(204,323)	21,255	(7,640)	8,295
Net change in unrealized appreciation (depreciation) on investments	3,134,363	816,156	1,014,774	234,183	(206,868)	188,953	(672,683)	(222,773)	(2,757)	161,943
Net realized and unrealized gain (loss)	3,393,931	835,627	1,142,649	240,379	(219,112)	505,514	(870,921)	(6,967)	(10,397)	173,180

Net increase (decrease) in net assets from operations	$3,723,079	$781,620	$1,004,704	$231,924	$(191,315)	$222,606	$(719,778)	$(554,869)	$3,046	$184,355

(a) Commencement of operations April 29, 2013.
(b) Commencement of operations September 16, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	Curian/The Boston Company Equity Income Fund	Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund	Curian/UBS Global Long Short Fixed Income Opportunities Fund(a)	Curian/Urdang International REIT Fund(a)	Curian/Van Eck International Gold Fund	JNL Disciplined Growth Fund	JNL Disciplined Moderate Fund	JNL Disciplined Moderate Growth Fund	JNL Institutional Alt 20 Fund	JNL Institutional Alt 35 Fund
Investment income
Dividends	$262,895	$-	$-	$49,269	$20,840	$3,920,240	$12,142,671	$11,595,946	$31,223,849	$36,016,179

Expenses
Asset-based charges (Note 3)	138,076	162,375	28,875	11,675	91,351	5,918,648	12,958,891	14,272,981	22,091,126	31,629,564
Total expenses	138,076	162,375	28,875	11,675	91,351	5,918,648	12,958,891	14,272,981	22,091,126	31,629,564
Net investment income (loss)	124,819	(162,375)	(28,875)	37,594	(70,511)	(1,998,408)	(816,220)	(2,677,035)	9,132,723	4,386,615

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	2,140,554	-	-	-	-	9,345,748	16,530,813	22,116,793	26,251,209	40,971,502
Investments	273,113	(112,466)	(12,144)	5,083	(1,480,620)	10,762,609	18,040,125	22,833,591	21,395,242	32,963,160
Net change in unrealized appreciation (depreciation) on investments	1,114,881	111,222	(20,996)	8,145	(3,976,675)	61,216,577	89,361,587	141,529,615	120,726,003	143,005,705
Net realized and unrealized gain (loss)	3,528,548	(1,244)	(33,140)	13,228	(5,457,295)	81,324,934	123,932,525	186,479,999	168,372,454	216,940,367

Net increase (decrease) in net assets from operations	$3,653,367	$(163,619)	$(62,015)	$50,822	$(5,527,806)	$79,326,526	$123,116,305	$183,802,964	$177,505,177	$221,326,982

(a) Commencement of operations April 29, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	JNL Institutional Alt 50 Fund	JNL Institutional Alt 65 Fund	JNL/American Funds Balanced Allocation Fund	JNL/American Funds Blue Chip Income and Growth Fund	JNL/American Funds Global Bond Fund	JNL/American Funds Global Small Capitalization Fund	JNL/American Funds Growth Allocation Fund	JNL/American Funds Growth-Income Fund	JNL/American Funds International Fund	JNL/American Funds New World Fund
Investment income
Dividends	$39,302,254	$8,051,382	$2,238,344	$10,578,227	$9,240,497	$1,757,804	$1,266,394	$9,719,283	$3,597,946	$2,922,345

Expenses
Asset-based charges (Note 3)	44,863,247	12,062,994	4,213,842	13,247,896	6,629,020	3,694,680	3,037,633	17,116,653	6,105,554	7,649,084
Total expenses	44,863,247	12,062,994	4,213,842	13,247,896	6,629,020	3,694,680	3,037,633	17,116,653	6,105,554	7,649,084
Net investment income (loss)	(5,560,993)	(4,011,612)	(1,975,498)	(2,669,669)	2,611,477	(1,936,876)	(1,771,239)	(7,397,370)	(2,507,608)	(4,726,739)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	32,014,989	17,349,677	202,056	4,459,137	2,049,279	596,093	249,337	1,210,948	715,488	1,001,679
Investments	41,428,590	10,302,928	3,122,335	26,838,692	(1,755,875)	7,391,873	3,461,357	41,321,462	8,461,244	8,104,871
Net change in unrealized appreciation (depreciation) on investments	181,098,667	37,339,069	36,019,104	205,984,715	(23,165,003)	50,677,047	35,729,585	281,743,138	70,190,657	44,475,309
Net realized and unrealized gain (loss)	254,542,246	64,991,674	39,343,495	237,282,544	(22,871,599)	58,665,013	39,440,279	324,275,548	79,367,389	53,581,859

Net increase (decrease) in net assets from operations	$248,981,253	$60,980,062	$37,367,997	$234,612,875	$(20,260,122)	$56,728,137	$37,669,040	$316,878,178	$76,859,781	$48,855,120

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	JNL/AQR Managed Futures Strategy Fund	JNL/BlackRock Commodity Securities Strategy Fund	JNL/BlackRock Global Allocation Fund	JNL/BlackRock Large Cap Select Growth Fund	JNL/Brookfield Global Infrastructure Fund	JNL/Capital Guardian Global Balanced Fund	JNL/Capital Guardian Global Diversified Research Fund	JNL/DFA U.S. Core Equity Fund	JNL/Eagle SmallCap Equity Fund	JNL/Eastspring Investments Asia ex-Japan Fund
Investment income
Dividends	$2,472,423	$3,595,221	$13,011,821	$126,189	$2,066,166	$7,283,023	$4,548,445	$2,618,597	$710,666	$1,579,089

Expenses
Asset-based charges (Note 3)	500,617	14,042,132	30,201,699	7,271,823	3,403,301	6,394,314	5,461,745	3,773,485	14,030,063	1,946,794
Total expenses	500,617	14,042,132	30,201,699	7,271,823	3,403,301	6,394,314	5,461,745	3,773,485	14,030,063	1,946,794
Net investment income (loss)	1,971,806	(10,446,911)	(17,189,878)	(7,145,634)	(1,337,135)	888,709	(913,300)	(1,154,888)	(13,319,397)	(367,705)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	99,826	-	-	40,850,278	6,949,560	-	-	12,425,024	21,700,566	1,025,900
Investments	156,585	13,793,947	26,014,067	18,848,664	4,184,950	9,250,955	15,591,974	11,216,427	37,813,926	(2,668,590)
Net change in unrealized appreciation (depreciation) on investments	772,727	66,596,159	238,074,708	106,302,358	35,563,171	44,931,108	55,516,585	50,568,008	179,519,345	(8,935,790)
Net realized and unrealized gain (loss)	1,029,138	80,390,106	264,088,775	166,001,300	46,697,681	54,182,063	71,108,559	74,209,459	239,033,837	(10,578,480)

Net increase (decrease) in net assets from operations	$3,000,944	$69,943,195	$246,898,897	$158,855,666	$45,360,546	$55,070,772	$70,195,259	$73,054,571	$225,714,440	$(10,946,185)

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	JNL/Eastspring Investments China-India Fund	JNL/Franklin Templeton Founding Strategy Fund	JNL/Franklin Templeton Global Growth Fund	JNL/Franklin Templeton Global Multisector Bond Fund	JNL/Franklin Templeton Income Fund	JNL/Franklin Templeton International Small Cap Growth Fund	JNL/Franklin Templeton Mutual Shares Fund	JNL/Franklin Templeton Small Cap Value Fund	JNL/Goldman Sachs Core Plus Bond Fund	JNL/Goldman Sachs Emerging Markets Debt Fund
Investment income
Dividends	$3,042,621	$26,425,377	$4,494,428	$12,546,585	$54,963,837	$3,495,155	$4,375,694	$3,970,759	$18,170,376	$20,321,107

Expenses
Asset-based charges (Note 3)	4,980,389	20,061,738	4,683,165	7,542,119	20,243,654	4,737,620	7,181,472	6,247,586	10,226,034	4,201,732
Total expenses	4,980,389	20,061,738	4,683,165	7,542,119	20,243,654	4,737,620	7,181,472	6,247,586	10,226,034	4,201,732
Net investment income (loss)	(1,937,768)	6,363,639	(188,737)	5,004,466	34,720,183	(1,242,465)	(2,805,778)	(2,276,827)	7,944,342	16,119,375

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	-	34,768	-	5,850,730	-	3,282,638	24,905,117	8,472,879
Investments	(7,308,339)	40,100,948	15,232,016	7,646,362	25,690,244	21,728,333	17,067,921	27,936,912	(3,273,873)	940,632
Net change in unrealized appreciation (depreciation) on investments	(5,824,732)	212,184,767	62,665,405	(6,049,945)	94,734,418	57,180,201	95,285,914	87,764,621	(48,803,754)	(53,289,445)
Net realized and unrealized gain (loss)	(13,133,071)	252,285,715	77,897,421	1,631,185	120,424,662	84,759,264	112,353,835	118,984,171	(27,172,510)	(43,875,934)

Net increase (decrease) in net assets from operations	$(15,070,839)	$258,649,354	$77,708,684	$6,635,651	$155,144,845	$83,516,799	$109,548,057	$116,707,344	$(19,228,168)	$(27,756,559)

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	JNL/Goldman Sachs Mid Cap Value Fund	JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/Invesco Global Real Estate Fund	JNL/Invesco International Growth Fund	JNL/Invesco Large Cap Growth Fund	JNL/Invesco Mid Cap Value Fund	JNL/Invesco Small Cap Growth Fund	JNL/Ivy Asset Strategy Fund	JNL/JPMorgan International Value Fund	JNL/JPMorgan MidCap Growth Fund
Investment income
Dividends	$1,899,539	$270,540	$28,798,585	$4,918,340	$1,625,877	$433,987	$458,869	$33,349,728	$13,463,159	$691,209

Expenses
Asset-based charges (Note 3)	7,258,192	2,368,996	13,274,165	6,381,815	5,925,888	3,488,904	5,128,829	35,274,160	5,613,854	5,544,086
Total expenses	7,258,192	2,368,996	13,274,165	6,381,815	5,925,888	3,488,904	5,128,829	35,274,160	5,613,854	5,544,086
Net investment income (loss)	(5,358,653)	(2,098,456)	15,524,420	(1,463,475)	(4,300,011)	(3,054,917)	(4,669,960)	(1,924,432)	7,849,305	(4,852,877)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	96,024,022	2,882,768	-	-	29,434,416	-	8,238,773	-	-	-
Investments	30,004,360	10,558,968	27,478,554	13,691,528	18,716,958	12,264,801	22,086,410	55,014,337	2,895,306	24,125,262
Net change in unrealized appreciation (depreciation) on investments	3,414,742	31,205,497	(42,281,980)	58,231,039	86,022,557	48,869,585	80,654,472	433,114,750	55,687,693	105,591,939
Net realized and unrealized gain (loss)	129,443,124	44,647,233	(14,803,426)	71,922,567	134,173,931	61,134,386	110,979,655	488,129,087	58,582,999	129,717,201

Net increase (decrease) in net assets from operations	$124,084,471	$42,548,777	$720,994	$70,459,092	$129,873,920	$58,079,469	$106,309,695	$486,204,655	$66,432,304	$124,864,324

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/Lazard Emerging Markets Fund	JNL/M&G Global Basics Fund	JNL/M&G Global Leaders Fund(a)	JNL/MC 10 x 10 Fund	JNL/MC 25 Fund	JNL/MC Bond Index Fund	JNL/MC Communications Sector Fund	JNL/MC Consumer Brands Sector Fund	JNL/MC Dow 10 Fund
Investment income
Dividends	$20,163,712	$8,741,585	$1,413,376	$83,729	$6,601,584	$19,803,019	$11,375,716	$2,505,104	$2,488,841	$-

Expenses
Asset-based charges (Note 3)	9,952,027	9,510,549	986,856	478,212	4,633,685	11,886,460	8,563,787	1,711,762	5,373,110	8,281,300
Total expenses	9,952,027	9,510,549	986,856	478,212	4,633,685	11,886,460	8,563,787	1,711,762	5,373,110	8,281,300
Net investment income (loss)	10,211,685	(768,964)	426,520	(394,483)	1,967,899	7,916,559	2,811,929	793,342	(2,884,269)	(8,281,300)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	10,579,961	1,814,401	-	2,281,948	33,197,608	424,385	-	10,718,272	-
Investments	(625,327)	7,358,381	131,054	8,134,717	12,985,734	50,818,627	888,185	6,167,762	26,583,840	47,149,563
Net change in unrealized appreciation (depreciation) on investments	(44,654,145)	(36,871,201)	(520,193)	(889,133)	54,409,929	137,295,401	(28,859,307)	11,020,311	74,799,297	91,323,336
Net realized and unrealized gain (loss)	(45,279,472)	(18,932,859)	1,425,262	7,245,584	69,677,611	221,311,636	(27,546,737)	17,188,073	112,101,409	138,472,899

Net increase (decrease) in net assets from operations	$(35,067,787)	$(19,701,823)	$1,851,782	$6,851,101	$71,645,510	$229,228,195	$(24,734,808)	$17,981,415	$109,217,140	$130,191,599

(a) The period is from January 1, 2013 through acquisition September 13, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	JNL/MC Dow Dividend Fund(a)	JNL/MC Dow Jones U.S. Contrarian Opportunities Index Fund	JNL/MC Emerging Markets Index Fund	JNL/MC European 30 Fund	JNL/MC Financial Sector Fund	JNL/MC Global 15 Fund	JNL/MC Global Alpha Fund	JNL/MC Healthcare Sector Fund	JNL/MC Index 5 Fund	JNL/MC International Index Fund
Investment income
Dividends	$11,669,031	$245,187	$2,437,484	$945,450	$3,087,216	$-	$-	$5,272,395	$8,982,516	$15,808,805

Expenses
Asset-based charges (Note 3)	4,470,683	479,576	4,395,658	902,577	5,251,717	6,545,555	645,577	10,710,648	8,484,153	9,080,840
Total expenses	4,470,683	479,576	4,395,658	902,577	5,251,717	6,545,555	645,577	10,710,648	8,484,153	9,080,840
Net investment income (loss)	7,198,348	(234,389)	(1,958,174)	42,873	(2,164,501)	(6,545,555)	(645,577)	(5,438,253)	498,363	6,727,965

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	-	-	2,001,346	-	-	7,402,435	9,627,742	-
Investments	51,944,801	2,004,528	21,664	1,540,024	23,613,223	30,739,229	(371,275)	43,636,959	18,759,238	12,399,484
Net change in unrealized appreciation (depreciation) on investments	(4,263,792)	6,547,093	(13,402,516)	14,271,884	61,331,624	22,030,291	(291,359)	162,100,959	84,031,513	89,845,662
Net realized and unrealized gain (loss)	47,681,009	8,551,621	(13,380,852)	15,811,908	86,946,193	52,769,520	(662,634)	213,140,353	112,418,493	102,245,146

Net increase (decrease) in net assets from operations	$54,879,357	$8,317,232	$(15,339,026)	$15,854,781	$84,781,692	$46,223,965	$(1,308,211)	$207,702,100	$112,916,856	$108,973,111

(a) The period is from January 1, 2013 through acquisition September 13, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	JNL/MC JNL 5 Fund	JNL/MC JNL Optimized 5 Fund	JNL/MC Nasdaq 25 Fund	JNL/MC NYSE International 25 Fund	JNL/MC Oil & Gas Sector Fund	JNL/MC Pacific Rim 30 Fund	JNL/MC S&P 10 Fund(a)	JNL/MC S&P 24 Fund	JNL/MC S&P 400 MidCap Index Fund	JNL/MC S&P 500 Index Fund
Investment income
Dividends	$75,561,336	$10,476,988	$2,598,068	$2,364,737	$12,085,651	$3,089,710	$-	$3,038,378	$7,334,153	$25,712,000

Expenses
Asset-based charges (Note 3)	45,384,298	5,677,485	4,558,597	1,030,558	14,994,603	1,172,681	2,902,573	2,475,511	13,031,650	26,544,956
Total expenses	45,384,298	5,677,485	4,558,597	1,030,558	14,994,603	1,172,681	2,902,573	2,475,511	13,031,650	26,544,956
Net investment income (loss)	30,177,038	4,799,503	(1,960,529)	1,334,179	(2,908,952)	1,917,029	(2,902,573)	562,867	(5,697,497)	(832,956)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	-	7,079,955	-	12,805,075	-	-	6,904,471	30,155,070	10,036,606
Investments	64,768,786	10,843,594	23,266,027	(2,536,762)	40,615,638	2,816,422	33,838,227	6,133,924	41,660,589	85,454,456
Net change in unrealized appreciation (depreciation) on investments	661,671,656	80,850,607	67,945,137	14,047,591	150,331,891	897,594	3,639,234	53,504,222	153,632,211	357,604,602
Net realized and unrealized gain (loss)	726,440,442	91,694,201	98,291,119	11,510,829	203,752,604	3,714,016	37,477,461	66,542,617	225,447,870	453,095,664

Net increase (decrease) in net assets from operations	$756,617,480	$96,493,704	$96,330,590	$12,845,008	$200,843,652	$5,631,045	$34,574,888	$67,105,484	$219,750,373	$452,262,708

(a) The period is from January 1, 2013 through acquisition September 13, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	JNL/MC S&P SMid 60 Fund	JNL/MC Select Small-Cap Fund(b)	JNL/MC Small Cap Index Fund	JNL/MC Technology Sector Fund	JNL/MC Utilities Sector Fund(a)	JNL/MC Value Line 30 Fund	JNL/MC VIP Fund(b)	JNL/Morgan Stanley Mid Cap Growth Fund	JNL/Neuberger Berman Strategic Income Fund	JNL/Oppenheimer Global Growth Fund
Investment income
Dividends	$4,348,721	$3,389,826	$9,850,243	$3,203,454	$64,710	$7,281,035	$5,607,513	$-	$206,204	$4,966,715

Expenses
Asset-based charges (Note 3)	3,813,680	2,800,126	11,962,075	6,821,412	10,272	5,970,000	2,623,752	464,340	1,610,477	7,229,457
Total expenses	3,813,680	2,800,126	11,962,075	6,821,412	10,272	5,970,000	2,623,752	464,340	1,610,477	7,229,457
Net investment income (loss)	535,041	589,700	(2,111,832)	(3,617,958)	54,438	1,311,035	2,983,761	(464,340)	(1,404,273)	(2,262,742)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	4,046,832	-	48,589,894	8,287,683	470	-	-	101,736	150,926	200,896
Investments	13,557,370	35,905,401	42,988,856	9,932,423	(5,840)	(711,126)	21,092,617	1,714,484	256,515	16,359,054
Net change in unrealized appreciation (depreciation) on investments	53,300,934	10,402,796	150,683,627	87,052,532	(35,868)	106,750,012	17,113,896	8,075,791	(1,184,534)	89,965,561
Net realized and unrealized gain (loss)	70,905,136	46,308,197	242,262,377	105,272,638	(41,238)	106,038,886	38,206,513	9,892,011	(777,093)	106,525,511

Net increase (decrease) in net assets from operations	$71,440,177	$46,897,897	$240,150,545	$101,654,680	$13,200	$107,349,921	$41,190,274	$9,427,671	$(2,181,366)	$104,262,769

(a) Commencement of operations April 29, 2013.
(b) The period is from January 1, 2013 through acquisition September 13, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	JNL/PIMCO Real Return Fund	JNL/PIMCO Total Return Bond Fund	JNL/PPM America Floating Rate Income Fund	JNL/PPM America High Yield Bond Fund	JNL/PPM America Mid Cap Value Fund	JNL/PPM America Small Cap Value Fund	JNL/PPM America Value Equity Fund	JNL/Red Rocks Listed Private Equity Fund	JNL/S&P 4 Fund	JNL/S&P Competitive Advantage Fund
Investment income
Dividends	$20,212,994	$43,181,657	$15,060,731	$91,299,177	$1,308,270	$580,474	$1,886,415	$37,029,404	$15,908,668	$3,038,649

Expenses
Asset-based charges (Note 3)	26,976,090	59,220,547	9,999,419	22,323,785	3,144,397	2,102,344	2,195,520	6,003,823	28,949,156	6,798,441
Total expenses	26,976,090	59,220,547	9,999,419	22,323,785	3,144,397	2,102,344	2,195,520	6,003,823	28,949,156	6,798,441
Net investment income (loss)	(6,763,096)	(16,038,890)	5,061,312	68,975,392	(1,836,127)	(1,521,870)	(309,105)	31,025,581	(13,040,488)	(3,759,792)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	158,638,443	4,658,309	-	33,421,168	-	11,154,419	-	-	59,770,692	33,505,116
Investments	(56,490,530)	952,877	4,348,691	46,245,063	15,801,956	9,919,296	12,328,224	14,702,141	104,147,061	27,291,875
Net change in unrealized appreciation (depreciation) on investments	(300,792,321)	(139,002,070)	7,438,543	(57,195,824)	48,795,630	19,978,161	33,429,102	91,965,922	475,463,072	88,603,651
Net realized and unrealized gain (loss)	(198,644,408)	(133,390,884)	11,787,234	22,470,407	64,597,586	41,051,876	45,757,326	106,668,063	639,380,825	149,400,642

Net increase (decrease) in net assets from operations	$(205,407,504)	$(149,429,774)	$16,848,546	$91,445,799	$62,761,459	$39,530,006	$45,448,221	$137,693,644	$626,340,337	$145,640,850

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	JNL/S&P Dividend Income & Growth Fund	JNL/S&P Intrinsic Value Fund	JNL/S&P Managed Aggressive Growth Fund	JNL/S&P Managed Conservative Fund	JNL/S&P Managed Growth Fund	JNL/S&P Managed Moderate Fund	JNL/S&P Managed Moderate Growth Fund	JNL/S&P Total Yield Fund	JNL/T. Rowe Price Established Growth Fund	JNL/T. Rowe Price Mid-Cap Growth Fund
Investment income
Dividends	$23,106,339	$4,744,822	$8,564,073	$9,574,628	$32,160,559	$13,476,130	$25,384,689	$2,953,785	$1,229,652	$-

Expenses
Asset-based charges (Note 3)	18,677,187	6,320,389	17,472,664	25,506,722	52,945,917	43,559,804	75,195,375	3,633,740	23,879,020	26,929,642
Total expenses	18,677,187	6,320,389	17,472,664	25,506,722	52,945,917	43,559,804	75,195,375	3,633,740	23,879,020	26,929,642
Net investment income (loss)	4,429,152	(1,575,567)	(8,908,591)	(15,932,094)	(20,785,358)	(30,083,674)	(49,810,686)	(679,955)	(22,649,368)	(26,929,642)

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	53,340,885	23,530,831	3,494,144	1,044,354	18,768,526	6,019,545	16,978,058	13,426,966	69,400,236	123,855,838
Investments	46,539,887	35,503,857	43,576,466	25,461,334	78,517,855	45,945,483	82,771,936	24,982,744	98,027,943	74,774,912
Net change in unrealized appreciation (depreciation) on investments	194,431,826	89,040,640	216,258,862	34,922,269	597,622,486	220,517,650	616,087,032	45,625,350	366,843,323	355,896,318
Net realized and unrealized gain (loss)	294,312,598	148,075,328	263,329,472	61,427,957	694,908,867	272,482,678	715,837,026	84,035,060	534,271,502	554,527,068

Net increase (decrease) in net assets from operations	$298,741,750	$146,499,761	$254,420,881	$45,495,863	$674,123,509	$242,399,004	$666,026,340	$83,355,105	$511,622,134	$527,597,426

See notes to the financial statements.

Jackson National Separate Account I
Statements of Operations
For the Year Ended December 31, 2013

	JNL/T. Rowe Price Short-Term Bond Fund	JNL/T. Rowe Price Value Fund	JNL/WMC Balanced Fund	JNL/WMC Money Market Fund	JNL/WMC Value Fund
Investment income
Dividends	$8,930,127	$10,139,671	$41,043,361	$7,912	$10,529,344

Expenses
Asset-based charges (Note 3)	10,107,673	11,764,146	40,036,779	19,543,701	8,200,543
Total expenses	10,107,673	11,764,146	40,036,779	19,543,701	8,200,543
Net investment income (loss)	(1,177,546)	(1,624,475)	1,006,582	(19,535,789)	2,328,801

Realized and unrealized gain (loss)
Net realized gain (loss) on:
Distributions from investment companies	-	33,435,341	43,104,384	5,275	22,649,078
Investments	660,124	58,576,911	65,292,963	-	27,246,884
Net change in unrealized appreciation (depreciation) on investments	(8,946,638)	138,051,048	327,407,297	-	81,300,656
Net realized and unrealized gain (loss)	(8,286,514)	230,063,300	435,804,644	5,275	131,196,618

Net increase (decrease) in net assets from operations	$(9,464,060)	$228,438,825	$436,811,226	$(19,530,514)	$133,525,419

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	CG - Conservative Fund	CG - Equity 100 Fund	CG - Equity Income Fund	CG - Fixed Income 100 Fund	CG - Growth Fund(a)	CG - Institutional Alt 100 Conservative Fund(a)	CG - Institutional Alt 100 Growth Fund(a)	CG - Institutional Alt 100 Moderate Fund	CG - Institutional Alt 65 Fund	CG - Interest Rate Opportunities Fund(a)
Operations
Net investment income (loss)	$(154,048)	$(233,695)	$(182,664)	$(94,242)	$(134,407)	$(70,482)	$(132,444)	$(2,351,543)	$(741,305)	$(110,120)
Net realized gain (loss) on investments	154,093	429,122	508,183	(171,425)	192,557	(2,645)	3,784	1,618,403	1,059,873	7,306
Net change in unrealized appreciation
(depreciation) on investments	(337,638)	5,575,477	3,855,403	(450,394)	2,269,338	206,646	912,682	5,808,303	5,424,661	363,121
Net increase (decrease) in net assets
from operations	(337,593)	5,770,904	4,180,922	(716,061)	2,327,488	133,519	784,022	5,075,163	5,743,229	260,307

Contract transactions 1
Purchase payments (Note 4)	42,393,942	37,008,092	23,055,137	21,852,928	38,027,067	15,430,501	31,997,795	161,607,610	62,871,089	24,105,699
Surrenders and terminations	(3,008,080)	(769,538)	(1,652,075)	(713,528)	(551,619)	(276,513)	(199,529)	(7,952,973)	(3,148,256)	(383,673)
Transfers between Investment Divisions	(8,251,109)	3,836,592	1,337,644	(4,373,874)	4,014,296	2,452,944	4,493,981	(18,796,313)	(4,298,102)	4,957,531
Contract owner charges (Note 3)	(19,184)	(26,467)	(15,489)	(10,179)	(1,314)	(1,946)	(5,882)	(204,661)	(102,309)	(1,615)
Net increase (decrease) in net assets
from contract transactions	31,115,569	40,048,679	22,725,217	16,755,347	41,488,430	17,604,986	36,286,365	134,653,663	55,322,422	28,677,942

Net increase (decrease) in net assets	30,777,976	45,819,583	26,906,139	16,039,286	43,815,918	17,738,505	37,070,387	139,728,826	61,065,651	28,938,249

Net assets beginning of period	24,477,443	3,442,699	16,286,228	6,019,762	-	-	-	135,531,012	46,330,618	-

Net assets end of period	$55,255,419	$49,262,282	$43,192,367	$22,059,048	$43,815,918	$17,738,505	$37,070,387	$275,259,838	$107,396,269	$28,938,249

1 Contract unit transactions
Units Outstanding at December 31, 2012	2,327,571	334,672	1,568,040	599,265	-	-	-	13,375,634	4,480,359	-

Units Issued	4,767,080	3,864,801	2,431,366	2,527,277	4,273,895	1,995,337	3,935,698	16,573,004	6,485,233	3,179,405
Units Redeemed	(1,827,011)	(393,505)	(400,621)	(851,527)	(241,084)	(208,532)	(268,425)	(3,523,508)	(1,303,977)	(217,011)

Units Outstanding at December 31, 2013	5,267,640	3,805,968	3,598,785	2,275,015	4,032,811	1,786,805	3,667,273	26,425,130	9,661,615	2,962,394

(a) Commencement of operations April 29, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	CG - International Opportunities Conservative Fund(a)	CG - International Opportunities Growth Fund(a)	CG - International Opportunities Moderate Fund(a)	CG - Maximum Growth Fund	CG - Moderate Fund	CG - Moderate Growth Fund	CG - Multi-Strategy Income Fund(a)	CG - Real Assets Fund(a)	CG - Tactical Maximum Growth Fund	CG - Tactical Moderate Growth Fund
Operations
Net investment income (loss)	$(7,669)	$(17,141)	$(15,873)	$(370,389)	$(642,556)	$(1,351,564)	$(85,725)	$(16,809)	$(447,792)	$(1,072,843)
Net realized gain (loss) on investments	8,367	8,991	8,435	657,385	1,037,938	1,536,882	(5,188)	5,962	544,903	2,174,825
Net change in unrealized appreciation
(depreciation) on investments	29,140	186,460	107,309	7,062,882	9,620,061	15,927,960	209,773	62,203	6,340,643	14,794,611
Net increase (decrease) in net assets
from operations	29,838	178,310	99,871	7,349,878	10,015,443	16,113,278	118,860	51,356	6,437,754	15,896,593

Contract transactions 1
Purchase payments (Note 4)	1,917,425	3,637,844	4,180,412	37,168,431	113,085,349	170,338,440	18,675,191	3,585,742	39,505,179	149,945,319
Surrenders and terminations	(27,321)	(21,591)	(50,858)	(1,211,650)	(5,363,683)	(4,202,052)	(475,463)	(73,336)	(977,768)	(5,235,436)
Transfers between Investment Divisions	(75,841)	729,177	595,786	1,968,321	6,841,972	5,152,365	1,889,114	1,435,881	1,406,661	(2,182,451)
Contract owner charges (Note 3)	(81)	(137)	(500)	(46,413)	(55,204)	(110,144)	(403)	(1,039)	(31,036)	(113,166)
Net increase (decrease) in net assets
from contract transactions	1,814,182	4,345,293	4,724,840	37,878,689	114,508,434	171,178,609	20,088,439	4,947,248	39,903,036	142,414,266

Net increase (decrease) in net assets	1,844,020	4,523,603	4,824,711	45,228,567	124,523,877	187,291,887	20,207,299	4,998,604	46,340,790	158,310,859

Net assets beginning of period	-	-	-	20,322,352	47,534,777	65,696,834	-	-	19,798,259	69,876,900

Net assets end of period	$1,844,020	$4,523,603	$4,824,711	$65,550,919	$172,058,654	$252,988,721	$20,207,299	$4,998,604	$66,139,049	$228,187,759

1 Contract unit transactions
Units Outstanding at December 31, 2012	-	-	-	1,976,237	4,558,983	6,298,789	-	-	1,947,960	6,822,506

Units Issued	222,418	484,130	548,188	3,991,652	11,518,622	17,073,886	2,330,320	538,767	4,308,536	15,235,099
Units Redeemed	(33,028)	(37,043)	(62,757)	(545,500)	(1,207,868)	(1,440,788)	(238,443)	(30,229)	(558,333)	(2,068,524)

Units Outstanding at December 31, 2013	189,390	447,087	485,431	5,422,389	14,869,737	21,931,887	2,091,877	508,538	5,698,163	19,989,081

(a) Commencement of operations April 29, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	Curian Dynamic Risk Advantage - Diversified Fund	Curian Dynamic Risk Advantage - Growth Fund	Curian Dynamic Risk Advantage - Income Fund	Curian Focused International Equity Fund(b)	Curian Focused U.S. Equity Fund(b)	Curian Long Short Credit Fund(a)	Curian Tactical Advantage 35 Fund	Curian Tactical Advantage 60 Fund	Curian Tactical Advantage 75 Fund	Curian/ Aberdeen Latin America Fund(a)
Operations
Net investment income (loss)	$(2,027,111)	$(394,806)	$(1,393,805)	$(899)	$(708)	$(20,550)	$(286,476)	$(546,648)	$(464,546)	$2,456
Net realized gain (loss) on investments	479,467	1,823,907	220,929	2,747	211	12,239	273,121	558,374	678,154	(4,029)
Net change in unrealized appreciation
(depreciation) on investments	795,902	(831,335)	67,581	9,123	23,594	165,729	1,299,437	5,979,314	6,764,844	(75,449)
Net increase (decrease) in net assets
from operations	(751,742)	597,766	(1,105,295)	10,971	23,097	157,418	1,286,082	5,991,040	6,978,452	(77,022)

Contract transactions 1
Purchase payments (Note 4)	172,605,488	42,029,560	103,356,949	382,736	368,171	4,249,320	18,911,085	50,297,215	39,598,051	1,007,964
Surrenders and terminations	(10,742,952)	(1,493,105)	(7,551,656)	(176)	(1,837)	(164,278)	(1,514,858)	(1,584,601)	(1,422,495)	(24,969)
Transfers between Investment Divisions	(20,700,550)	(4,740,665)	(18,143,692)	31,007	148,358	1,333,964	(2,392,244)	2,324,378	3,943,480	310,055
Contract owner charges (Note 3)	(158,395)	(40,002)	(69,271)	(5)	-	(177)	(32,059)	(29,397)	(33,368)	(107)
Net increase (decrease) in net assets
from contract transactions	141,003,591	35,755,788	77,592,330	413,562	514,692	5,418,829	14,971,924	51,007,595	42,085,668	1,292,943

Net increase (decrease) in net assets	140,251,849	36,353,554	76,487,035	424,533	537,789	5,576,247	16,258,006	56,998,635	49,064,120	1,215,921

Net assets beginning of period	98,448,086	19,135,929	72,576,631	-	-	-	16,474,040	23,235,946	21,517,298	-

Net assets end of period	$238,699,935	$55,489,483	$149,063,666	$424,533	$537,789	$5,576,247	$32,732,046	$80,234,581	$70,581,418	$1,215,921

1 Contract unit transactions
Units Outstanding at December 31, 2012	9,840,197	2,024,980	7,067,437	-	-	-	1,593,338	2,227,687	2,043,996	-

Units Issued	17,897,882	4,953,184	10,774,399	63,412	49,464	631,115	2,233,768	5,211,644	4,145,061	168,552
Units Redeemed	(4,120,346)	(1,147,872)	(3,376,262)	(22,931)	(280)	(78,644)	(825,428)	(602,338)	(470,715)	(21,563)

Units Outstanding at December 31, 2013	23,617,733	5,830,292	14,465,574	40,481	49,184	552,471	3,001,678	6,836,993	5,718,342	146,989

(a) Commencement of operations April 29, 2013.
(b) Commencement of operations September 16, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	Curian/ American Funds Global Growth Fund(b)	Curian/ American Funds Growth Fund	Curian/AQR Risk Parity Fund(b)	Curian/ Ashmore Emerging Market Small Cap Equity Fund(a)	Curian/Baring International Fixed Income Fund(a)	Curian/ Black Rock Global Long Short Credit Fund(a)	Curian/DFA U.S. Micro Cap Fund	Curian/ Double Line Total Return Fund(b)	Curian/ Eaton Vance Global Macro Absolute Return Advantage Fund(a)	Curian/ Epoch Global Shareholder Yield Fund
Operations
Net investment income (loss)	$(5,912)	$(204,668)	$(1,931)	$(4,575)	$3,048	$(78,829)	$5,175	$(6,569)	$(29,571)	$359,252
Net realized gain (loss) on investments	2,163	533,035	1,664	4,149	209	19,538	205,236	757	(22,527)	1,636,435
Net change in unrealized appreciation
(depreciation) on investments	220,558	5,809,551	(11,414)	74,442	(16,541)	314,262	1,817,320	(33,431)	(19,137)	(570,604)
Net increase (decrease) in net assets
from operations	216,809	6,137,918	(11,681)	74,016	(13,284)	254,971	2,027,731	(39,243)	(71,235)	1,425,083

Contract transactions 1
Purchase payments (Note 4)	3,931,144	25,937,927	885,223	1,048,219	942,397	16,284,811	9,541,427	3,922,745	6,276,719	9,932,417
Surrenders and terminations	(21,433)	(739,401)	(2,259)	(5,447)	(44,169)	(418,577)	(114,377)	(19,855)	(415,373)	(182,218)
Transfers between Investment Divisions	936,339	4,023,557	476,878	410,459	325,470	6,189,114	4,227,984	1,303,632	1,662,507	2,770,411
Contract owner charges (Note 3)	(38)	(16,613)	(141)	(139)	(91)	(2,023)	(2,013)	(115)	(1,173)	(3,033)
Net increase (decrease) in net assets
from contract transactions	4,846,012	29,205,470	1,359,701	1,453,092	1,223,607	22,053,325	13,653,021	5,206,407	7,522,680	12,517,577

Net increase (decrease) in net assets	5,062,821	35,343,388	1,348,020	1,527,108	1,210,323	22,308,296	15,680,752	5,167,164	7,451,445	13,942,660

Net assets beginning of period	-	9,870,365	-	-	-	-	507,732	-	-	1,647,561

Net assets end of period	$5,062,821	$45,213,753	$1,348,020	$1,527,108	$1,210,323	$22,308,296	$16,188,484	$5,167,164	$7,451,445	$15,590,221

1 Contract unit transactions
Units Outstanding at December 31, 2012	-	932,664	-	-	-	-	50,389	-	-	155,237

Units Issued	469,920	2,733,861	147,057	162,446	200,280	2,410,472	1,179,309	538,450	941,475	1,151,068
Units Redeemed	(8,280)	(331,140)	(12,647)	(14,594)	(73,602)	(185,572)	(99,398)	(20,113)	(152,891)	(102,647)

Units Outstanding at December 31, 2013	461,640	3,335,385	134,410	147,852	126,678	2,224,900	1,130,300	518,337	788,584	1,203,658

(a) Commencement of operations April 29, 2013.
(b) Commencement of operations September 16, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	Curian/ FAMCO Flex Core Covered Call Fund	Curian/ Franklin Templeton Frontier Markets Fund	Curian/ Franklin Templeton Natural Resources Fund	Curian/ Lazard International Strategic Equity Fund(a)	Curian/ Neuberger Berman Currency Fund	Curian/ Nicholas Convertible Arbitrage Fund	Curian/ PIMCO Credit Income Fund	Curian/ PineBridge Merger Arbitrage Fund	Curian/ Schroder Emerging Europe Fund(a)	Curian/ T. Rowe Price Capital Appreciation Fund(b)
Operations
Net investment income (loss)	$329,148	$(54,007)	$(137,945)	$(8,455)	$27,797	$(282,908)	$151,143	$(547,902)	$13,443	$11,175
Net realized gain (loss) on investments	259,568	19,471	127,875	6,196	(12,244)	316,561	(198,238)	215,806	(7,640)	11,237
Net change in unrealized appreciation
(depreciation) on investments	3,134,363	816,156	1,014,774	234,183	(206,868)	188,953	(672,683)	(222,773)	(2,757)	161,943
Net increase (decrease) in net assets
from operations	3,723,079	781,620	1,004,704	231,924	(191,315)	222,606	(719,778)	(554,869)	3,046	184,355

Contract transactions 1
Purchase payments (Note 4)	34,904,674	5,709,243	11,510,284	2,370,721	8,313,695	28,527,596	15,984,286	42,282,713	967,877	7,120,056
Surrenders and terminations	(984,385)	(46,820)	(503,034)	(33,585)	(403,116)	(1,172,638)	(925,111)	(2,077,300)	(8,915)	(89,196)
Transfers between Investment Divisions	6,720,499	3,582,849	782,461	869,261	(501,400)	886,335	(7,918,192)	(2,735,432)	577,010	2,013,233
Contract owner charges (Note 3)	(19,771)	(692)	(10,238)	(236)	(2,224)	(14,765)	(7,280)	(31,072)	(33)	(20)
Net increase (decrease) in net assets
from contract transactions	40,621,017	9,244,580	11,779,473	3,206,161	7,406,955	28,226,528	7,133,703	37,438,909	1,535,939	9,044,073

Net increase (decrease) in net assets	44,344,096	10,026,200	12,784,177	3,438,085	7,215,640	28,449,134	6,413,925	36,884,040	1,538,985	9,228,428

Net assets beginning of period	14,885,142	497,493	6,510,301	-	3,768,025	12,035,041	12,981,551	26,942,221	-	-

Net assets end of period	$59,229,238	$10,523,693	$19,294,478	$3,438,085	$10,983,665	$40,484,175	$19,395,476	$63,826,261	$1,538,985	$9,228,428

1 Contract unit transactions
Units Outstanding at December 31, 2012	1,461,488	47,796	741,839	-	374,313	1,184,323	1,228,758	2,698,826	-	-

Units Issued	4,121,679	853,411	1,512,031	308,283	967,781	3,189,611	1,815,957	5,525,024	191,128	890,383
Units Redeemed	(368,080)	(38,123)	(208,736)	(9,793)	(217,883)	(477,273)	(1,157,867)	(1,775,756)	(42,133)	(12,435)

Units Outstanding at December 31, 2013	5,215,087	863,084	2,045,134	298,490	1,124,211	3,896,661	1,886,848	6,448,094	148,995	877,948

(a) Commencement of operations April 29, 2013.
(b) Commencement of operations September 16, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	Curian/ The Boston Company Equity Income Fund	Curian/ The Boston Company Multi-Alpha Market Neutral Equity Fund	Curian/ UBS Global Long Short Fixed Income Opportunities Fund(a)	Curian/ Urdang International REIT Fund(a)	Curian/Van Eck International Gold Fund	JNL Disciplined Growth Fund	JNL Disciplined Moderate Fund	JNL Disciplined Moderate Growth Fund	JNL Institutional Alt 20 Fund	JNL Institutional Alt 35 Fund
Operations
Net investment income (loss)	$124,819	$(162,375)	$(28,875)	$37,594	$(70,511)	$(1,998,408)	$(816,220)	$(2,677,035)	$9,132,723	$4,386,615
Net realized gain (loss) on investments	2,413,667	(112,466)	(12,144)	5,083	(1,480,620)	20,108,357	34,570,938	44,950,384	47,646,451	73,934,662
Net change in unrealized appreciation
(depreciation) on investments	1,114,881	111,222	(20,996)	8,145	(3,976,675)	61,216,577	89,361,587	141,529,615	120,726,003	143,005,705
Net increase (decrease) in net assets
from operations	3,653,367	(163,619)	(62,015)	50,822	(5,527,806)	79,326,526	123,116,305	183,802,964	177,505,177	221,326,982

Contract transactions 1
Purchase payments (Note 4)	16,339,144	11,020,291	5,682,463	2,488,854	9,899,022	118,338,187	166,462,238	228,805,956	213,212,531	287,428,868
Surrenders and terminations	(484,514)	(562,831)	(148,267)	(58,373)	(263,347)	(14,668,999)	(38,866,460)	(36,117,898)	(56,720,302)	(77,765,332)
Transfers between Investment Divisions	5,774,979	(1,772,933)	2,248,048	582,505	2,110,556	44,113,398	75,132,935	85,251,239	34,614,457	(43,207,915)
Contract owner charges (Note 3)	(3,977)	(7,462)	(689)	(106)	(5,101)	(4,464,669)	(9,918,594)	(11,033,891)	(19,108,046)	(26,535,398)
Net increase (decrease) in net assets
from contract transactions	21,625,632	8,677,065	7,781,555	3,012,880	11,741,130	143,317,917	192,810,119	266,905,406	171,998,640	139,920,223

Net increase (decrease) in net assets	25,278,999	8,513,446	7,719,540	3,063,702	6,213,324	222,644,443	315,926,424	450,708,370	349,503,817	361,247,205

Net assets beginning of period	3,063,433	9,910,870	-	-	5,077,899	299,068,849	710,905,979	766,027,023	1,348,029,107	1,954,019,344

Net assets end of period	$28,342,432	$18,424,316	$7,719,540	$3,063,702	$11,291,223	$521,713,292	$1,026,832,403	$1,216,735,393	$1,697,532,924	$2,315,266,549

1 Contract unit transactions
Units Outstanding at December 31, 2012	285,095	983,898	-	-	564,772	32,168,532	65,741,746	76,257,715	91,277,421	127,330,887

Units Issued	1,826,476	1,429,601	876,628	368,435	2,523,777	18,105,118	24,391,992	32,200,828	19,159,735	22,761,532
Units Redeemed	(163,161)	(548,436)	(95,883)	(37,931)	(652,935)	(4,407,323)	(7,957,810)	(8,348,166)	(8,076,748)	(14,031,041)

Units Outstanding at December 31, 2013	1,948,410	1,865,063	780,745	330,504	2,435,614	45,866,327	82,175,928	100,110,377	102,360,408	136,061,378

(a) Commencement of operations April 29, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	JNL Institutional Alt 50 Fund	JNL Institutional Alt 65 Fund	JNL/ American Funds Balanced Allocation Fund	JNL/ American Funds Blue Chip Income and Growth Fund	JNL/ American Funds Global Bond Fund	JNL/ American Funds Global Small Capitalization Fund	JNL/ American Funds Growth Allocation Fund	JNL/ American Funds Growth-Income Fund	JNL/ American Funds International Fund	JNL/ American Funds New World Fund
Operations
Net investment income (loss)	$(5,560,993)	$(4,011,612)	$(1,975,498)	$(2,669,669)	$2,611,477	$(1,936,876)	$(1,771,239)	$(7,397,370)	$(2,507,608)	$(4,726,739)
Net realized gain (loss) on investments	73,443,579	27,652,605	3,324,391	31,297,829	293,404	7,987,966	3,710,694	42,532,410	9,176,732	9,106,550
Net change in unrealized appreciation
(depreciation) on investments	181,098,667	37,339,069	36,019,104	205,984,715	(23,165,003)	50,677,047	35,729,585	281,743,138	70,190,657	44,475,309
Net increase (decrease) in net assets
from operations	248,981,253	60,980,062	37,367,997	234,612,875	(20,260,122)	56,728,137	37,669,040	316,878,178	76,859,781	48,855,120

Contract transactions 1
Purchase payments (Note 4)	454,440,576	(3,061)	174,954,945	228,118,534	55,845,833	64,590,695	154,573,787	373,289,709	101,657,099	111,409,108
Surrenders and terminations	(98,669,393)	(34,931,751)	(9,038,461)	(32,377,292)	(19,754,625)	(8,475,458)	(4,840,285)	(44,584,807)	(12,523,514)	(15,327,017)
Transfers between Investment Divisions	(76,401,819)	(137,734,815)	96,299,602	66,218,370	(23,062,259)	13,881,308	71,910,994	113,208,299	29,606,881	35,536,464
Contract owner charges (Note 3)	(36,246,370)	(9,701,762)	(3,111,483)	(10,264,003)	(4,756,553)	(2,842,735)	(2,244,609)	(12,965,273)	(4,632,973)	(5,812,644)
Net increase (decrease) in net assets
from contract transactions	243,122,994	(182,371,389)	259,104,603	251,695,609	8,272,396	67,153,810	219,399,887	428,947,928	114,107,493	125,805,911

Net increase (decrease) in net assets	492,104,247	(121,391,327)	296,472,600	486,308,484	(11,987,726)	123,881,947	257,068,927	745,826,106	190,967,274	174,661,031

Net assets beginning of period	2,705,104,036	868,139,725	142,837,578	658,754,170	445,074,008	192,196,308	100,620,278	815,499,141	340,653,242	443,042,554

Net assets end of period	$3,197,208,283	$746,748,398	$439,310,178	$1,145,062,654	$433,086,282	$316,078,255	$357,689,205	$1,561,325,247	$531,620,516	$617,703,585

1 Contract unit transactions
Units Outstanding at December 31, 2012	173,523,092	54,074,762	13,849,024	58,871,135	40,202,262	18,876,084	9,734,050	71,036,826	32,462,317	40,339,639

Units Issued	36,613,812	264,449	25,696,083	25,265,200	10,804,974	8,847,738	21,460,211	43,974,589	13,717,555	16,858,238
Units Redeemed	(21,623,795)	(11,236,521)	(2,058,038)	(5,749,957)	(10,113,815)	(3,109,628)	(2,146,511)	(11,288,233)	(3,759,864)	(5,748,221)

Units Outstanding at December 31, 2013	188,513,109	43,102,690	37,487,069	78,386,378	40,893,421	24,614,194	29,047,750	103,723,182	42,420,008	51,449,656

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	JNL/ AQR Managed Futures Strategy Fund	JNL/ BlackRock Commodity Securities Strategy Fund	JNL/ BlackRock Global Allocation Fund	JNL/ BlackRock Large Cap Select Growth Fund	JNL/ Brookfield Global Infrastructure Fund	JNL/ Capital Guardian Global Balanced Fund	JNL/ Capital Guardian Global Diversified Research Fund	JNL/ DFA U.S. Core Equity Fund	JNL/Eagle SmallCap Equity Fund	JNL/ Eastspring Investments Asia ex-Japan Fund
Operations
Net investment income (loss)	$1,971,806	$(10,446,911)	$(17,189,878)	$(7,145,634)	$(1,337,135)	$888,709	$(913,300)	$(1,154,888)	$(13,319,397)	$(367,705)
Net realized gain (loss) on investments	256,411	13,793,947	26,014,067	59,698,942	11,134,510	9,250,955	15,591,974	23,641,451	59,514,492	(1,642,690)
Net change in unrealized appreciation
(depreciation) on investments	772,727	66,596,159	238,074,708	106,302,358	35,563,171	44,931,108	55,516,585	50,568,008	179,519,345	(8,935,790)
Net increase (decrease) in net assets
from operations	3,000,944	69,943,195	246,898,897	158,855,666	45,360,546	55,070,772	70,195,259	73,054,571	225,714,440	(10,946,185)

Contract transactions 1
Purchase payments (Note 4)	48,842,938	108,203,892	718,979,044	37,643,609	128,699,260	39,106,443	25,233,072	67,611,752	153,682,703	16,768,834
Surrenders and terminations	(1,418,400)	(47,484,941)	(73,912,492)	(27,507,456)	(7,309,591)	(27,052,238)	(20,363,163)	(12,388,489)	(43,888,611)	(5,676,735)
Transfers between Investment Divisions	4,775,889	(53,649,542)	241,364,030	(12,037,952)	130,100,045	2,489,610	1,287,485	63,333,510	92,256,271	(15,238,980)
Contract owner charges (Note 3)	(22,602)	(9,496,689)	(23,329,203)	(4,437,581)	(2,053,018)	(3,778,266)	(3,059,732)	(2,389,668)	(9,344,324)	(1,390,557)
Net increase (decrease) in net assets
from contract transactions	52,177,825	(2,427,280)	863,101,379	(6,339,380)	249,436,696	10,765,549	3,097,662	116,167,105	192,706,039	(5,537,438)

Net increase (decrease) in net assets	55,178,769	67,515,915	1,110,000,276	152,516,286	294,797,242	65,836,321	73,292,921	189,221,676	418,420,479	(16,483,623)

Net assets beginning of period	20,519,911	891,760,261	1,525,570,362	444,454,611	100,565,052	394,420,593	329,409,224	181,722,508	712,882,647	140,464,249

Net assets end of period	$75,698,680	$959,276,176	$2,635,570,638	$596,970,897	$395,362,294	$460,256,914	$402,702,145	$370,944,184	$1,131,303,126	$123,980,626

1 Contract unit transactions
Units Outstanding at December 31, 2012	2,083,260	87,616,736	144,545,740	16,378,558	8,305,334	32,328,316	12,053,550	9,997,063	23,890,911	15,873,890

Units Issued	5,701,683	15,738,345	88,800,633	2,293,764	19,678,305	4,945,179	1,610,386	6,939,628	8,851,003	5,455,860
Units Redeemed	(529,740)	(16,153,882)	(11,930,014)	(2,676,845)	(1,173,896)	(4,144,291)	(1,575,535)	(1,730,772)	(3,309,980)	(6,207,886)

Units Outstanding at December 31, 2013	7,255,203	87,201,199	221,416,359	15,995,477	26,809,743	33,129,204	12,088,401	15,205,919	29,431,934	15,121,864

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	JNL/ Eastspring Investments China-India Fund	JNL/ Franklin Templeton Founding Strategy Fund	JNL/Franklin Templeton Global Growth Fund	JNL/Franklin Templeton Global Multisector Bond Fund	JNL/Franklin Templeton Income Fund	JNL/Franklin Templeton International Small Cap Growth Fund	JNL/Franklin Templeton Mutual Shares Fund	JNL/Franklin Templeton Small Cap Value Fund	JNL/Goldman Sachs Core Plus Bond Fund	JNL/Goldman Sachs Emerging Markets Debt Fund
Operations
Net investment income (loss)	$(1,937,768)	$6,363,639	$(188,737)	$5,004,466	$34,720,183	$(1,242,465)	$(2,805,778)	$(2,276,827)	$7,944,342	$16,119,375
Net realized gain (loss) on investments	(7,308,339)	40,100,948	15,232,016	7,681,130	25,690,244	27,579,063	17,067,921	31,219,550	21,631,244	9,413,511
Net change in unrealized appreciation
(depreciation) on investments	(5,824,732)	212,184,767	62,665,405	(6,049,945)	94,734,418	57,180,201	95,285,914	87,764,621	(48,803,754)	(53,289,445)
Net increase (decrease) in net assets
from operations	(15,070,839)	258,649,354	77,708,684	6,635,651	155,144,845	83,516,799	109,548,057	116,707,344	(19,228,168)	(27,756,559)

Contract transactions 1
Purchase payments (Note 4)	35,028,840	145,234,262	54,278,316	176,739,207	241,406,823	64,986,264	68,740,977	85,615,121	64,574,182	19,059,289
Surrenders and terminations	(15,238,165)	(93,669,280)	(15,652,159)	(23,171,947)	(74,064,970)	(16,191,205)	(20,993,275)	(20,139,190)	(51,595,040)	(14,689,156)
Transfers between Investment Divisions	(19,105,818)	16,087,872	96,219,678	146,936,885	119,608,138	48,466,601	15,014,417	59,041,149	(114,936,397)	(52,657,470)
Contract owner charges (Note 3)	(3,646,906)	(12,512,198)	(3,147,439)	(4,720,171)	(13,032,203)	(3,079,851)	(4,847,980)	(4,070,625)	(6,337,618)	(2,715,209)
Net increase (decrease) in net assets
from contract transactions	(2,962,049)	55,140,656	131,698,396	295,783,974	273,917,788	94,181,809	57,914,139	120,446,455	(108,294,873)	(51,002,546)

Net increase (decrease) in net assets	(18,032,888)	313,790,010	209,407,080	302,419,625	429,062,633	177,698,608	167,462,196	237,153,799	(127,523,041)	(78,759,105)

Net assets beginning of period	347,086,792	1,153,797,670	230,043,936	297,966,454	1,127,678,844	241,752,024	391,902,433	326,695,398	732,593,079	317,363,963

Net assets end of period	$329,053,904	$1,467,587,680	$439,451,016	$600,386,079	$1,556,741,477	$419,450,632	$559,364,629	$563,849,197	$605,070,038	$238,604,858

1 Contract unit transactions
Units Outstanding at December 31, 2012	46,689,948	119,513,314	26,252,753	25,535,422	92,341,143	28,647,061	43,186,639	23,244,036	29,455,873	21,400,333

Units Issued	11,963,639	19,222,234	19,047,542	35,682,636	32,600,945	17,003,439	10,534,140	12,449,696	5,459,913	1,756,296
Units Redeemed	(12,679,026)	(14,400,428)	(6,305,541)	(10,806,283)	(11,747,932)	(7,645,338)	(4,970,168)	(5,460,957)	(10,163,004)	(5,479,825)

Units Outstanding at December 31, 2013	45,974,561	124,335,120	38,994,754	50,411,775	113,194,156	38,005,162	48,750,611	30,232,775	24,752,782	17,676,804

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	JNL/Goldman Sachs Mid Cap Value Fund	JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/Invesco Global Real Estate Fund	JNL/Invesco International Growth Fund	JNL/Invesco Large Cap Growth Fund	JNL/Invesco Mid Cap Value Fund	JNL/Invesco Small Cap Growth Fund	JNL/Ivy Asset Strategy Fund	JNL/JPMorgan International Value Fund	JNL/JPMorgan MidCap Growth Fund
Operations
Net investment income (loss)	$(5,358,653)	$(2,098,456)	$15,524,420	$(1,463,475)	$(4,300,011)	$(3,054,917)	$(4,669,960)	$(1,924,432)	$7,849,305	$(4,852,877)
Net realized gain (loss) on investments	126,028,382	13,441,736	27,478,554	13,691,528	48,151,374	12,264,801	30,325,183	55,014,337	2,895,306	24,125,262
Net change in unrealized appreciation
(depreciation) on investments	3,414,742	31,205,497	(42,281,980)	58,231,039	86,022,557	48,869,585	80,654,472	433,114,750	55,687,693	105,591,939
Net increase (decrease) in net assets
from operations	124,084,471	42,548,777	720,994	70,459,092	129,873,920	58,079,469	106,309,695	486,204,655	66,432,304	124,864,324

Contract transactions 1
Purchase payments (Note 4)	83,416,494	17,015,942	183,785,896	82,467,214	56,665,559	27,028,697	73,745,321	462,178,314	40,758,242	81,417,277
Surrenders and terminations	(25,691,567)	(8,535,139)	(41,173,190)	(23,504,101)	(23,581,653)	(13,974,335)	(20,043,487)	(90,749,404)	(22,800,708)	(19,923,361)
Transfers between Investment Divisions	6,888,298	13,831,136	67,939,452	34,157,090	23,544,311	(11,797,492)	98,768,335	124,954,986	46,145,457	59,272,401
Contract owner charges (Note 3)	(4,849,488)	(1,490,612)	(8,479,280)	(3,793,974)	(3,757,117)	(1,983,040)	(3,224,258)	(25,556,994)	(3,110,666)	(3,349,263)
Net increase (decrease) in net assets
from contract transactions	59,763,737	20,821,327	202,072,878	89,326,229	52,871,100	(726,170)	149,245,911	470,826,902	60,992,325	117,417,054

Net increase (decrease) in net assets	183,848,208	63,370,104	202,793,872	159,785,321	182,745,020	57,353,299	255,555,606	957,031,557	127,424,629	242,281,378

Net assets beginning of period	370,054,496	122,758,090	722,380,805	368,672,837	328,821,354	202,355,869	220,180,073	1,950,723,274	312,525,312	277,545,638

Net assets end of period	$553,902,704	$186,128,194	$925,174,677	$528,458,158	$511,566,374	$259,709,168	$475,735,679	$2,907,754,831	$439,949,941	$519,827,016

1 Contract unit transactions
Units Outstanding at December 31, 2012	26,395,237	13,715,059	49,884,889	21,338,781	26,084,620	10,391,288	12,723,050	165,395,239	24,333,822	11,186,133

Units Issued	10,472,261	5,117,292	22,280,330	8,726,687	9,430,928	2,195,063	11,269,241	51,690,285	8,429,151	6,129,768
Units Redeemed	(6,697,687)	(3,102,800)	(9,279,772)	(4,146,450)	(6,063,340)	(2,282,370)	(4,082,181)	(15,005,451)	(4,140,297)	(2,636,622)

Units Outstanding at December 31, 2013	30,169,811	15,729,551	62,885,447	25,919,018	29,452,208	10,303,981	19,910,110	202,080,073	28,622,676	14,679,279

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	JNL/ JPMorgan U.S. Government & Quality Bond Fund	JNL/Lazard Emerging Markets Fund	JNL/M&G Global Basics Fund	JNL/M&G Global Leaders Fund(a)	JNL/MC 10 x 10 Fund	JNL/MC 25 Fund	JNL/MC Bond Index Fund	JNL/MC Communications Sector Fund	JNL/MC Consumer Brands Sector Fund	JNL/MC Dow 10 Fund
Operations
Net investment income (loss)	$10,211,685	$(768,964)	$426,520	$(394,483)	$1,967,899	$7,916,559	$2,811,929	$793,342	$(2,884,269)	$(8,281,300)
Net realized gain (loss) on investments	(625,327)	17,938,342	1,945,455	8,134,717	15,267,682	84,016,235	1,312,570	6,167,762	37,302,112	47,149,563
Net change in unrealized appreciation
(depreciation) on investments	(44,654,145)	(36,871,201)	(520,193)	(889,133)	54,409,929	137,295,401	(28,859,307)	11,020,311	74,799,297	91,323,336
Net increase (decrease) in net assets
from operations	(35,067,787)	(19,701,823)	1,851,782	6,851,101	71,645,510	229,228,195	(24,734,808)	17,981,415	109,217,140	130,191,599

Contract transactions 1
Purchase payments (Note 4)	59,639,039	21,165,940	5,872,599	5,548,930	33,580,440	108,185,991	58,462,084	21,835,530	83,732,914	45,070,992
Surrenders and terminations	(53,384,454)	(34,414,732)	(2,853,149)	(1,235,637)	(16,706,588)	(58,734,475)	(44,786,993)	(6,082,730)	(20,089,342)	(49,894,544)
Transfers between Investment Divisions	(246,238,560)	(83,235,484)	(7,381,641)	(49,595,066)	(12,156,231)	68,877,796	(52,882,086)	1,886,874	109,425,688	(129,854)
Contract owner charges (Note 3)	(5,969,078)	(6,206,590)	(687,330)	(326,029)	(3,006,267)	(5,942,398)	(4,508,865)	(1,026,732)	(3,494,851)	(3,792,867)
Net increase (decrease) in net assets
from contract transactions	(245,953,053)	(102,690,866)	(5,049,521)	(45,607,802)	1,711,354	112,386,914	(43,715,860)	16,612,942	169,574,409	(8,746,273)

Net increase (decrease) in net assets	(281,020,840)	(122,392,689)	(3,197,739)	(38,756,701)	73,356,864	341,615,109	(68,450,668)	34,594,357	278,791,549	121,445,326

Net assets beginning of period	825,483,488	714,703,864	65,953,400	38,756,701	278,793,866	601,581,156	594,553,333	92,759,523	215,722,874	462,836,482

Net assets end of period	$544,462,648	$592,311,175	$62,755,661	$-	$352,150,730	$943,196,265	$526,102,665	$127,353,880	$494,514,423	$584,281,808

1 Contract unit transactions
Units Outstanding at December 31, 2012	40,223,450	51,917,193	4,866,922	3,136,044	29,122,596	34,601,524	42,018,066	15,048,511	15,046,368	43,453,852

Units Issued	8,270,206	2,531,298	922,655	1,150,424	4,348,506	11,882,683	8,068,660	9,148,899	15,597,324	9,392,958
Units Redeemed	(20,817,223)	(10,436,728)	(1,291,407)	(4,286,468)	(4,259,973)	(6,359,785)	(11,463,107)	(6,999,947)	(6,052,251)	(10,299,395)

Units Outstanding at December 31, 2013	27,676,433	44,011,763	4,498,170	-	29,211,129	40,124,422	38,623,619	17,197,463	24,591,441	42,547,415

(a) The period is from January 1, 2013 through acquisition September 13, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	JNL/MC Dow Dividend Fund(a)	JNL/MC Dow Jones U.S. Contrarian Opportunities Index Fund	JNL/MC Emerging Markets Index Fund	JNL/MC European 30 Fund	JNL/MC Financial Sector Fund	JNL/MC Global 15 Fund	JNL/MC Global Alpha Fund	JNL/MC Healthcare Sector Fund	JNL/MC Index 5 Fund	JNL/MC International Index Fund
Operations
Net investment income (loss)	$7,198,348	$(234,389)	$(1,958,174)	$42,873	$(2,164,501)	$(6,545,555)	$(645,577)	$(5,438,253)	$498,363	$6,727,965
Net realized gain (loss) on investments	51,944,801	2,004,528	21,664	1,540,024	25,614,569	30,739,229	(371,275)	51,039,394	28,386,980	12,399,484
Net change in unrealized appreciation
(depreciation) on investments	(4,263,792)	6,547,093	(13,402,516)	14,271,884	61,331,624	22,030,291	(291,359)	162,100,959	84,031,513	89,845,662
Net increase (decrease) in net assets
from operations	54,879,357	8,317,232	(15,339,026)	15,854,781	84,781,692	46,223,965	(1,308,211)	207,702,100	112,916,856	108,973,111

Contract transactions 1
Purchase payments (Note 4)	36,970,758	12,244,594	90,542,677	24,770,586	74,862,583	19,350,693	9,347,862	183,868,662	69,272,047	94,559,063
Surrenders and terminations	(17,278,061)	(1,793,044)	(10,730,962)	(2,235,982)	(19,624,443)	(48,139,347)	(2,154,337)	(37,545,379)	(23,051,431)	(41,158,935)
Transfers between Investment Divisions	(429,376,544)	36,443,258	114,325,813	67,911,157	85,058,542	(22,759,922)	(5,818,072)	232,900,797	3,609,095	53,256,834
Contract owner charges (Note 3)	(2,528,930)	(302,284)	(2,831,696)	(550,012)	(3,289,915)	(2,113,833)	(377,231)	(6,718,070)	(6,021,892)	(4,627,585)
Net increase (decrease) in net assets
from contract transactions	(412,212,777)	46,592,524	191,305,832	89,895,749	137,006,767	(53,662,409)	998,222	372,506,010	43,807,819	102,029,377

Net increase (decrease) in net assets	(357,333,420)	54,909,756	175,966,806	105,750,530	221,788,459	(7,438,444)	(309,989)	580,208,110	156,724,675	211,002,488

Net assets beginning of period	357,333,420	6,762,214	208,650,359	28,206,333	216,488,446	419,858,116	46,258,808	405,053,630	492,250,212	519,992,878

Net assets end of period	$-	$61,671,970	$384,617,165	$133,956,863	$438,276,905	$412,419,672	$45,948,819	$985,261,740	$648,974,887	$730,995,366

1 Contract unit transactions
Units Outstanding at December 31, 2012	45,878,539	668,992	19,952,612	2,404,949	26,844,565	27,156,260	4,586,908	27,467,976	47,204,673	33,781,381

Units Issued	8,038,505	5,337,592	24,704,257	7,468,052	24,124,385	3,144,131	1,212,003	27,189,831	9,774,480	10,830,868
Units Redeemed	(53,917,044)	(1,556,087)	(5,717,142)	(1,000,966)	(9,760,068)	(6,493,918)	(1,128,226)	(6,822,459)	(5,946,167)	(5,063,633)

Units Outstanding at December 31, 2013	-	4,450,497	38,939,727	8,872,035	41,208,882	23,806,473	4,670,685	47,835,348	51,032,986	39,548,616

(a) The period is from January 1, 2013 through acquisition September 13, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	JNL/MC JNL 5 Fund	JNL/MC JNL Optimized 5 Fund	JNL/MC Nasdaq 25 Fund	JNL/MC NYSE International 25 Fund	JNL/MC Oil & Gas Sector Fund	JNL/MC Pacific Rim 30 Fund	JNL/MC S&P 10 Fund(a)	JNL/MC S&P 24 Fund	JNL/MC S&P 400 MidCap Index Fund	JNL/MC S&P 500 Index Fund
Operations
Net investment income (loss)	$30,177,038	$4,799,503	$(1,960,529)	$1,334,179	$(2,908,952)	$1,917,029	$(2,902,573)	$562,867	$(5,697,497)	$(832,956)
Net realized gain (loss) on investments	64,768,786	10,843,594	30,345,982	(2,536,762)	53,420,713	2,816,422	33,838,227	13,038,395	71,815,659	95,491,062
Net change in unrealized appreciation
(depreciation) on investments	661,671,656	80,850,607	67,945,137	14,047,591	150,331,891	897,594	3,639,234	53,504,222	153,632,211	357,604,602
Net increase (decrease) in net assets
from operations	756,617,480	96,493,704	96,330,590	12,845,008	200,843,652	5,631,045	34,574,888	67,105,484	219,750,373	452,262,708

Contract transactions 1
Purchase payments (Note 4)	106,495,935	15,140,886	46,979,397	7,144,467	135,801,573	17,815,530	8,196,121	12,216,251	160,404,792	330,838,479
Surrenders and terminations	(298,912,028)	(28,124,850)	(17,575,217)	(4,166,975)	(57,572,954)	(3,303,622)	(22,191,031)	(13,896,775)	(55,767,367)	(114,073,140)
Transfers between Investment Divisions	(144,550,494)	(24,157,542)	22,393,894	(12,789,041)	(7,554,764)	18,130,412	(284,533,928)	264,311,151	165,646,696	420,611,654
Contract owner charges (Note 3)	(17,940,385)	(2,821,602)	(2,635,789)	(533,939)	(9,666,005)	(763,103)	(870,218)	(1,233,324)	(6,999,438)	(14,743,948)
Net increase (decrease) in net assets
from contract transactions	(354,906,972)	(39,963,108)	49,162,285	(10,345,488)	61,007,850	31,879,217	(299,399,056)	261,397,303	263,284,683	622,633,045

Net increase (decrease) in net assets	401,710,508	56,530,596	145,492,875	2,499,520	261,851,502	37,510,262	(264,824,168)	328,502,787	483,035,056	1,074,895,753

Net assets beginning of period	2,718,583,763	340,857,655	239,760,325	71,565,169	841,333,051	53,928,364	264,824,168	63,316,970	607,048,491	1,285,268,988

Net assets end of period	$3,120,294,271	$397,388,251	$385,253,200	$74,064,689	$1,103,184,553	$91,438,626	$-	$391,819,757	$1,090,083,547	$2,360,164,741

1 Contract unit transactions
Units Outstanding at December 31, 2012	219,540,023	35,365,061	18,134,020	10,481,364	25,822,105	3,883,957	29,602,328	5,802,155	32,654,324	103,714,160

Units Issued	11,134,384	3,166,644	8,749,956	2,589,511	7,138,374	3,668,281	2,713,801	23,160,904	18,335,198	63,422,068
Units Redeemed	(36,910,851)	(6,929,802)	(5,992,306)	(4,155,514)	(5,719,780)	(1,623,720)	(32,316,129)	(2,983,706)	(6,416,477)	(20,452,775)

Units Outstanding at December 31, 2013	193,763,556	31,601,903	20,891,670	8,915,361	27,240,699	5,928,518	-	25,979,353	44,573,045	146,683,453

(a) The period is from January 1, 2013 through acquisition September 13, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	JNL/MC S&P SMid 60 Fund	JNL/MC Select Small-Cap Fund(b)	JNL/MC Small Cap Index Fund	JNL/MC Technology Sector Fund	JNL/MC Utilities Sector Fund(a)	JNL/MC Value Line 30 Fund	JNL/MC VIP Fund(b)	JNL/Morgan Stanley Mid Cap Growth Fund	JNL/ Neuberger Berman Strategic Income Fund	JNL/ Oppenheimer Global Growth Fund
Operations
Net investment income (loss)	$535,041	$589,700	$(2,111,832)	$(3,617,958)	$54,438	$1,311,035	$2,983,761	$(464,340)	$(1,404,273)	$(2,262,742)
Net realized gain (loss) on investments	17,604,202	35,905,401	91,578,750	18,220,106	(5,370)	(711,126)	21,092,617	1,816,220	407,441	16,559,950
Net change in unrealized appreciation
(depreciation) on investments	53,300,934	10,402,796	150,683,627	87,052,532	(35,868)	106,750,012	17,113,896	8,075,791	(1,184,534)	89,965,561
Net increase (decrease) in net assets
from operations	71,440,177	46,897,897	240,150,545	101,654,680	13,200	107,349,921	41,190,274	9,427,671	(2,181,366)	104,262,769

Contract transactions 1
Purchase payments (Note 4)	51,124,415	11,026,730	111,393,142	69,063,206	2,436,674	16,018,011	6,109,342	19,091,567	50,200,925	75,733,016
Surrenders and terminations	(14,388,164)	(19,845,436)	(59,575,213)	(22,700,600)	(27,400)	(43,035,647)	(16,751,835)	(1,220,285)	(5,182,992)	(25,933,196)
Transfers between Investment Divisions	40,469,673	(288,108,460)	321,554,757	24,497,958	554,097	(27,705,054)	(260,444,306)	20,842,975	25,159,176	75,933,031
Contract owner charges (Note 3)	(2,084,820)	(893,971)	(5,788,295)	(4,507,343)	(256)	(2,339,851)	(953,295)	(333,225)	(1,127,813)	(4,388,195)
Net increase (decrease) in net assets
from contract transactions	75,121,104	(297,821,137)	367,584,391	66,353,221	2,963,115	(57,062,541)	(272,040,094)	38,381,032	69,049,296	121,344,656

Net increase (decrease) in net assets	146,561,281	(250,923,240)	607,734,936	168,007,901	2,976,315	50,287,380	(230,849,820)	47,808,703	66,867,930	225,607,425

Net assets beginning of period	181,031,361	250,923,240	559,726,962	393,846,584	-	357,999,234	230,849,820	11,507,693	66,681,136	375,827,906

Net assets end of period	$327,592,642	$-	$1,167,461,898	$561,854,485	$2,976,315	$408,286,614	$-	$59,316,396	$133,549,066	$601,435,331

1 Contract unit transactions
Units Outstanding at December 31, 2012	15,482,587	17,075,434	34,611,596	53,037,859	-	35,092,355	19,596,647	1,212,452	6,392,609	25,291,835

Units Issued	9,757,167	1,846,398	26,132,107	18,431,916	348,175	3,042,028	795,958	4,323,776	10,296,072	10,432,417
Units Redeemed	(4,524,611)	(18,921,832)	(8,060,611)	(10,878,092)	(35,920)	(8,099,255)	(20,392,605)	(927,733)	(3,681,587)	(3,242,716)

Units Outstanding at December 31, 2013	20,715,143	-	52,683,092	60,591,683	312,255	30,035,128	-	4,608,495	13,007,094	32,481,536

(a) Commencement of operations April 29, 2013.
(b) The period is from January 1, 2013 through acquisition September 13, 2013.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	JNL/PIMCO Real Return Fund	JNL/PIMCO Total Return Bond Fund	JNL/PPM America Floating Rate Income Fund	JNL/PPM America High Yield Bond Fund	JNL/PPM America Mid Cap Value Fund	JNL/PPM America Small Cap Value Fund	JNL/PPM America Value Equity Fund	JNL/Red Rocks Listed Private Equity Fund	JNL/S&P 4 Fund	JNL/S&P Competitive Advantage Fund
Operations
Net investment income (loss)	$(6,763,096)	$(16,038,890)	$5,061,312	$68,975,392	$(1,836,127)	$(1,521,870)	$(309,105)	$31,025,581	$(13,040,488)	$(3,759,792)
Net realized gain (loss) on investments	102,147,913	5,611,186	4,348,691	79,666,231	15,801,956	21,073,715	12,328,224	14,702,141	163,917,753	60,796,991
Net change in unrealized appreciation
(depreciation) on investments	(300,792,321)	(139,002,070)	7,438,543	(57,195,824)	48,795,630	19,978,161	33,429,102	91,965,922	475,463,072	88,603,651
Net increase (decrease) in net assets
from operations	(205,407,504)	(149,429,774)	16,848,546	91,445,799	62,761,459	39,530,006	45,448,221	137,693,644	626,340,337	145,640,850

Contract transactions 1
Purchase payments (Note 4)	211,962,764	516,444,069	328,040,490	225,908,872	40,990,736	22,196,232	12,681,946	63,654,831	573,088,799	77,124,683
Surrenders and terminations	(111,312,766)	(264,179,903)	(39,880,669)	(92,979,984)	(10,912,018)	(6,537,322)	(12,736,883)	(18,351,523)	(98,374,751)	(23,559,321)
Transfers between Investment Divisions	(694,251,281)	(899,639,600)	500,557,987	(2,944,094)	49,445,897	42,146,073	13,676,119	(30,906,259)	621,925,793	127,852,173
Contract owner charges (Note 3)	(17,248,396)	(37,244,745)	(6,005,603)	(12,677,041)	(1,941,364)	(1,412,174)	(1,021,237)	(3,724,603)	(17,806,229)	(4,074,958)
Net increase (decrease) in net assets
from contract transactions	(610,849,679)	(684,620,179)	782,712,205	117,307,753	77,583,251	56,392,809	12,599,945	10,672,446	1,078,833,612	177,342,577

Net increase (decrease) in net assets	(816,257,183)	(834,049,953)	799,560,751	208,753,552	140,344,710	95,922,815	58,048,166	148,366,090	1,705,173,949	322,983,427

Net assets beginning of period	2,175,078,995	4,251,064,074	278,372,496	1,362,795,543	115,388,032	94,059,329	112,313,637	346,531,159	1,217,211,551	293,492,476

Net assets end of period	$1,358,821,812	$3,417,014,121	$1,077,933,247	$1,571,549,095	$255,732,742	$189,982,144	$170,361,803	$494,897,249	$2,922,385,500	$616,475,903

1 Contract unit transactions
Units Outstanding at December 31, 2012	146,137,914	215,752,478	26,437,899	75,591,291	10,587,267	8,512,443	6,164,133	32,793,714	97,618,836	21,654,308

Units Issued	20,432,103	32,972,199	83,010,363	38,661,380	14,569,700	9,781,507	2,936,898	5,310,831	83,754,898	17,044,234
Units Redeemed	(64,892,099)	(70,300,457)	(9,920,655)	(33,147,024)	(8,317,424)	(5,572,089)	(2,392,570)	(4,712,912)	(16,250,651)	(6,414,526)

Units Outstanding at December 31, 2013	101,677,918	178,424,220	99,527,607	81,105,647	16,839,543	12,721,861	6,708,461	33,391,633	165,123,083	32,284,016

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	JNL/S&P Dividend Income & Growth Fund	JNL/S&P Intrinsic Value Fund	JNL/S&P Managed Aggressive Growth Fund	JNL/S&P Managed Conservative Fund	JNL/S&P Managed Growth Fund	JNL/S&P Managed Moderate Fund	JNL/S&P Managed Moderate Growth Fund	JNL/S&P Total Yield Fund	JNL/T. Rowe Price Established Growth Fund	JNL/T. Rowe Price Mid-Cap Growth Fund
Operations
Net investment income (loss)	$4,429,152	$(1,575,567)	$(8,908,591)	$(15,932,094)	$(20,785,358)	$(30,083,674)	$(49,810,686)	$(679,955)	$(22,649,368)	$(26,929,642)
Net realized gain (loss) on investments	99,880,772	59,034,688	47,070,610	26,505,688	97,286,381	51,965,028	99,749,994	38,409,710	167,428,179	198,630,750
Net change in unrealized appreciation
(depreciation) on investments	194,431,826	89,040,640	216,258,862	34,922,269	597,622,486	220,517,650	616,087,032	45,625,350	366,843,323	355,896,318
Net increase (decrease) in net assets
from operations	298,741,750	146,499,761	254,420,881	45,495,863	674,123,509	242,399,004	666,026,340	83,355,105	511,622,134	527,597,426

Contract transactions 1
Purchase payments (Note 4)	192,860,576	82,930,415	205,159,128	174,269,059	510,166,344	385,277,264	655,461,101	41,474,732	244,622,091	257,611,274
Surrenders and terminations	(65,444,751)	(25,090,784)	(54,761,466)	(130,352,585)	(177,353,472)	(171,120,434)	(246,452,590)	(14,133,583)	(93,307,393)	(96,961,818)
Transfers between Investment Divisions	545,329,067	175,261,943	43,839,410	(192,377,409)	192,431,068	(25,991,445)	139,470,359	140,937,089	45,615,771	17,906,830
Contract owner charges (Note 3)	(12,630,159)	(4,216,351)	(11,047,449)	(17,317,116)	(35,746,936)	(31,114,282)	(53,290,285)	(2,206,025)	(14,081,951)	(17,107,896)
Net increase (decrease) in net assets
from contract transactions	660,114,733	228,885,223	183,189,623	(165,778,051)	489,497,004	157,051,103	495,188,585	166,072,213	182,848,518	161,448,390

Net increase (decrease) in net assets	958,856,483	375,384,984	437,610,504	(120,282,188)	1,163,620,513	399,450,107	1,161,214,925	249,427,318	694,470,652	689,045,816

Net assets beginning of period	822,731,477	230,391,627	988,005,021	1,688,160,049	3,014,830,685	2,671,615,114	4,454,811,297	112,891,002	1,325,286,320	1,472,006,525

Net assets end of period	$1,781,587,960	$605,776,611	$1,425,615,525	$1,567,877,861	$4,178,451,198	$3,071,065,221	$5,616,026,222	$362,318,320	$2,019,756,972	$2,161,052,341

1 Contract unit transactions
Units Outstanding at December 31, 2012	66,372,579	17,948,593	62,718,514	130,694,974	184,989,723	197,840,305	272,199,349	10,414,822	39,722,692	28,526,725

Units Issued	58,016,397	23,447,785	18,511,430	22,961,624	43,995,736	36,275,854	52,204,365	20,128,960	11,631,161	7,315,746
Units Redeemed	(12,923,557)	(9,468,494)	(8,378,267)	(35,979,749)	(17,025,805)	(25,446,124)	(24,466,714)	(8,191,155)	(7,353,579)	(4,878,213)

Units Outstanding at December 31, 2013	111,465,419	31,927,884	72,851,677	117,676,849	211,959,654	208,670,035	299,937,000	22,352,627	44,000,274	30,964,258

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2013

	JNL/T. Rowe Price Short-Term Bond Fund	JNL/T. Rowe Price Value Fund	JNL/WMC Balanced Fund	JNL/WMC Money Market Fund	JNL/WMC Value Fund
Operations
Net investment income (loss)	$(1,177,546)	$(1,624,475)	$1,006,582	$(19,535,789)	$2,328,801
Net realized gain (loss) on investments	660,124	92,012,252	108,397,347	5,275	49,895,962
Net change in unrealized appreciation
(depreciation) on investments	(8,946,638)	138,051,048	327,407,297	-	81,300,656
Net increase (decrease) in net assets
from operations	(9,464,060)	228,438,825	436,811,226	(19,530,514)	133,525,419

Contract transactions 1
Purchase payments (Note 4)	143,562,840	155,966,744	469,331,859	784,446,124	66,239,894
Surrenders and terminations	(47,130,469)	(49,217,851)	(143,123,136)	(244,777,529)	(30,425,139)
Transfers between Investment Divisions	(30,454,671)	70,246,358	165,322,955	(433,025,095)	43,412,757
Contract owner charges (Note 3)	(6,307,991)	(6,430,787)	(28,076,837)	(14,137,555)	(4,575,200)
Net increase (decrease) in net assets from
contract transactions	59,669,709	170,564,464	463,454,841	92,505,945	74,652,312

Net increase (decrease) in net assets	50,205,649	399,003,289	900,266,067	72,975,431	208,177,731

Net assets beginning of period	647,090,687	570,473,227	2,294,283,336	1,195,107,544	430,498,430

Net assets end of period	$697,296,336	$969,476,516	$3,194,549,403	$1,268,082,975	$638,676,161

1 Contract unit transactions
Units Outstanding at December 31, 2012	61,301,432	34,539,227	73,603,848	97,906,679	19,603,130

Units Issued	28,892,662	18,395,134	19,795,408	123,607,118	6,532,196
Units Redeemed	(23,363,885)	(9,781,720)	(6,679,929)	(116,930,791)	(3,638,151)

Units Outstanding at December 31, 2013	66,830,209	43,152,641	86,719,327	104,583,006	22,497,175

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	CG - Balanced Income Fund(a)	CG - Equity 100 Fund(b)	CG - Fixed 100 Fund(b)	CG -Institutional Alt 100 Fund(a)	CG - Institutional Alt 65 Fund(a)	CG - Maximize Income Fund(a)	CG - Maximum Growth Fund(a)	CG - Moderate Growth Fund(a)	CG - Rising Income Fund(a)	CG - Tactical Maximum Growth Fund(a)
Operations
Net investment income (loss)	$(147,604)	$(3,311)	$(7,272)	$(386,232)	$(151,654)	$(86,113)	$(57,782)	$(196,146)	$(60,526)	$(68,956)
Net realized gain (loss) on investments	48,959	364	564	46,175	39,837	68,604	12,779	95,320	25,220	29,492
Net change in unrealized appreciation
(depreciation) on investments	1,042,339	69,442	4,661	2,778,142	1,397,744	606,501	570,919	2,006,756	367,912	643,773
Net increase (decrease) in net assets
from operations	943,694	66,495	(2,047)	2,438,085	1,285,927	588,992	525,916	1,905,930	332,606	604,309

Contract transactions 1
Purchase payments (Note 4)	46,489,871	3,117,060	5,760,218	131,494,025	44,532,913	22,496,203	19,218,315	65,048,258	16,152,750	20,776,178
Surrenders and terminations	(502,247)	(32,855)	(56,496)	(751,049)	(438,408)	(285,713)	(80,618)	(907,513)	(219,297)	(616,560)
Transfers between Investment Divisions	604,431	292,015	318,522	2,351,802	955,497	1,678,756	661,268	(343,753)	20,489	(965,472)
Contract owner charges (Note 3)	(972)	(16)	(435)	(1,851)	(5,311)	(795)	(2,529)	(6,088)	(320)	(196)
Net increase (decrease) in net assets
from contract transactions	46,591,083	3,376,204	6,021,809	133,092,927	45,044,691	23,888,451	19,796,436	63,790,904	15,953,622	19,193,950

Net increase (decrease) in net assets	47,534,777	3,442,699	6,019,762	135,531,012	46,330,618	24,477,443	20,322,352	65,696,834	16,286,228	19,798,259

Net assets beginning of period	-	-	-	-	-	-	-	-	-	-

Net assets end of period	$47,534,777	$3,442,699	$6,019,762	$135,531,012	$46,330,618	$24,477,443	$20,322,352	$65,696,834	$16,286,228	$19,798,259

1 Contract unit transactions
Units Outstanding at December 31, 2011	-	-	-	-	-	-	-	-	-	-

Units Issued	4,807,087	338,394	623,382	13,737,768	4,692,514	2,460,466	2,066,896	6,751,025	1,690,700	2,209,122
Units Redeemed	(248,104)	(3,722)	(24,117)	(362,134)	(212,155)	(132,895)	(90,659)	(452,236)	(122,660)	(261,162)

Units Outstanding at December 31, 2012	4,558,983	334,672	599,265	13,375,634	4,480,359	2,327,571	1,976,237	6,298,789	1,568,040	1,947,960

(a) Commencement of operations February 6, 2012.
(b) Commencement of operations September 10, 2012.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	CG - Tactical Moderate Growth Fund(a)	Curian Dynamic Risk Advantage - Aggressive Fund(a)	Curian Dynamic Risk Advantage - Diversified Fund(a)	Curian Dynamic Risk Advantage - Income Fund(a)	Curian Tactical Advantage 35 Fund(a)	Curian Tactical Advantage 60 Fund(a)	Curian Tactical Advantage 75 Fund(a)	Curian/ American Funds Growth Fund(a)	Curian/ DFA U.S. Micro Cap Fund(b)	Curian/Epoch Global Shareholder Yield Fund(a)
Operations
Net investment income (loss)	$(208,647)	$(66,000)	$(321,085)	$516,094	$72,101	$116,708	$113,985	$(22,386)	$(524)	$14,698
Net realized gain (loss) on investments	71,125	(21,910)	976,455	286,022	36,536	63,509	147,394	570	(10)	4,682
Net change in unrealized appreciation
(depreciation) on investments	1,797,181	(287,797)	(411,576)	637,772	242,722	531,157	532,547	299,844	15,588	28,172
Net increase (decrease) in net assets
from operations	1,659,659	(375,707)	243,794	1,439,888	351,359	711,374	793,926	278,028	15,054	47,552

Contract transactions 1
Purchase payments (Note 4)	67,417,626	19,655,591	99,356,997	72,080,232	15,246,875	22,728,193	20,479,108	9,694,283	393,042	1,606,340
Surrenders and terminations	(483,277)	(91,963)	(1,043,918)	(597,349)	(221,211)	(304,367)	(133,654)	(50,257)	(242)	(24,971)
Transfers between Investment Divisions	1,285,217	(51,793)	(104,683)	(344,538)	1,097,163	101,760	379,995	(51,502)	99,878	18,702
Contract owner charges (Note 3)	(2,325)	(199)	(4,104)	(1,602)	(146)	(1,014)	(2,077)	(187)	-	(62)
Net increase (decrease) in net assets
from contract transactions	68,217,241	19,511,636	98,204,292	71,136,743	16,122,681	22,524,572	20,723,372	9,592,337	492,678	1,600,009

Net increase (decrease) in net assets	69,876,900	19,135,929	98,448,086	72,576,631	16,474,040	23,235,946	21,517,298	9,870,365	507,732	1,647,561

Net assets beginning of period	-	-	-	-	-	-	-	-	-	-

Net assets end of period	$69,876,900	$19,135,929	$98,448,086	$72,576,631	$16,474,040	$23,235,946	$21,517,298	$9,870,365	$507,732	$1,647,561

1 Contract unit transactions
Units Outstanding at December 31, 2011	-	-	-	-	-	-	-	-	-	-

Units Issued	7,102,083	2,242,686	10,371,753	7,490,820	1,675,488	2,342,977	2,288,604	996,051	52,327	167,251
Units Redeemed	(279,577)	(217,706)	(531,556)	(423,383)	(82,150)	(115,290)	(244,608)	(63,387)	(1,938)	(12,014)

Units Outstanding at December 31, 2012	6,822,506	2,024,980	9,840,197	7,067,437	1,593,338	2,227,687	2,043,996	932,664	50,389	155,237

(a) Commencement of operations February 6, 2012.
(b) Commencement of operations September 10, 2012.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	Curian/FAMCO Flex Core Covered Call Fund(a)	Curian/Franklin Templeton Frontier Markets Fund(b)	Curian/Franklin Templeton Natural Resources Fund(a)	Curian/ Neuberger Berman Currency Fund(b)	Curian/Nicholas Convertible Arbitrage Fund(a)	Curian/ PIMCO Credit Income Fund(a)	Curian/ Pinebridge Merger Arbitrage Fund(a)	Curian/The Boston Company Equity Income Fund(a)	Curian/The Boston Company Multi- Alpha Market Neutral Equity Fund(a)	Curian/Van Eck International Gold Fund(b)
Operations
Net investment income (loss)	$73,638	$(394)	$9,071	$(4,699)	$(35,536)	$75,634	$(81,047)	$21,513	$(29,659)	$(7,174)
Net realized gain (loss) on investments	5,109	4	15,761	(205)	7,744	106,527	456	13,889	(1,617)	(16,566)
Net change in unrealized appreciation
(depreciation) on investments	(75,596)	15,071	73,403	(9,688)	128,400	107,843	112,745	142,400	(77,880)	(368,887)
Net increase (decrease) in net assets
from operations	3,151	14,681	98,235	(14,592)	100,608	290,004	32,154	177,802	(109,156)	(392,627)

Contract transactions 1
Purchase payments (Note 4)	13,476,514	424,580	6,551,470	3,343,579	11,488,270	13,765,617	24,914,990	2,749,139	9,481,941	3,885,203
Surrenders and terminations	(64,872)	(17)	(29,813)	(31,632)	(44,526)	(527,279)	(113,466)	(58,927)	(32,090)	(34,792)
Transfers between Investment Divisions	1,470,364	58,249	(109,576)	470,670	490,698	(546,791)	2,108,734	195,562	570,185	1,620,115
Contract owner charges (Note 3)	(15)	-	(15)	-	(9)	-	(191)	(143)	(10)	-
Net increase (decrease) in net assets
from contract transactions	14,881,991	482,812	6,412,066	3,782,617	11,934,433	12,691,547	26,910,067	2,885,631	10,020,026	5,470,526

Net increase (decrease) in net assets	14,885,142	497,493	6,510,301	3,768,025	12,035,041	12,981,551	26,942,221	3,063,433	9,910,870	5,077,899

Net assets beginning of period	-	-	-	-	-	-	-	-	-	-

Net assets end of period	$14,885,142	$497,493	$6,510,301	$3,768,025	$12,035,041	$12,981,551	$26,942,221	$3,063,433	$9,910,870	$5,077,899

1 Contract unit transactions
Units Outstanding at December 31, 2011	-	-	-	-	-	-	-	-	-	-

Units Issued	1,487,263	47,798	786,929	385,116	1,230,967	1,466,823	2,870,599	299,594	1,026,740	583,441
Units Redeemed	(25,775)	(2)	(45,090)	(10,803)	(46,644)	(238,065)	(171,773)	(14,499)	(42,842)	(18,669)

Units Outstanding at December 31, 2012	1,461,488	47,796	741,839	374,313	1,184,323	1,228,758	2,698,826	285,095	983,898	564,772

(a) Commencement of operations February 6, 2012.
(b) Commencement of operations September 10, 2012.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	JNL Disciplined Growth Fund	JNL Disciplined Moderate Fund	JNL Disciplined Moderate Growth Fund	JNL Institutional Alt 20 Fund	JNL Institutional Alt 35 Fund	JNL Institutional Alt 50 Fund	JNL Institutional Alt 65 Fund	JNL/American Funds Balanced Allocation Fund(a)	JNL/American Funds Blue Chip Income and Growth Fund	JNL/American Funds Global Bond Fund
Operations
Net investment income (loss)	$(501,677)	$778,596	$47,704	$2,071,681	$5,108,424	$8,563,718	$7,883,700	$(723,366)	$(2,479,112)	$2,021,618
Net realized gain (loss) on investments	10,222,339	28,977,833	29,609,821	37,466,090	66,424,736	86,343,118	58,875,834	394,469	8,951,823	6,961,161
Net change in unrealized appreciation
(depreciation) on investments	16,890,762	30,244,235	41,451,055	58,406,944	77,062,787	90,730,640	15,628,815	5,340,031	44,866,398	5,773,605
Net increase (decrease) in net assets
from operations	26,611,424	60,000,664	71,108,580	97,944,715	148,595,947	185,637,476	82,388,349	5,011,134	51,339,109	14,756,384

Contract transactions 1
Purchase payments (Note 4)	91,504,811	213,255,344	226,480,789	342,963,789	456,383,523	718,733,144	68,294	104,520,806	215,162,347	98,431,610
Surrenders and terminations	(6,869,570)	(28,012,654)	(26,791,076)	(34,787,928)	(53,935,471)	(69,951,204)	(36,857,387)	(2,487,878)	(18,151,824)	(18,730,066)
Transfers between Investment Divisions	21,683,343	44,491,653	27,913,811	83,739,773	73,785,989	138,159,209	(109,159,377)	36,315,905	36,715,127	31,777,138
Contract owner charges (Note 3)	(2,561,260)	(5,870,816)	(6,677,596)	(13,722,947)	(20,123,676)	(26,613,080)	(11,213,120)	(522,389)	(6,291,096)	(4,147,945)
Net increase (decrease) in net assets
from contract transactions	103,757,324	223,863,527	220,925,928	378,192,687	456,110,365	760,328,069	(157,161,590)	137,826,444	227,434,554	107,330,737

Net increase (decrease) in net assets	130,368,748	283,864,191	292,034,508	476,137,402	604,706,312	945,965,545	(74,773,241)	142,837,578	278,773,663	122,087,121

Net assets beginning of period	168,700,101	427,041,788	473,992,515	871,891,705	1,349,313,032	1,759,138,491	942,912,966	-	379,980,507	322,986,887

Net assets end of period	$299,068,849	$710,905,979	$766,027,023	$1,348,029,107	$1,954,019,344	$2,705,104,036	$868,139,725	$142,837,578	$658,754,170	$445,074,008

1 Contract unit transactions
Units Outstanding at December 31, 2011	20,489,685	44,150,353	53,139,214	64,683,060	96,467,649	123,288,463	64,231,310	-	37,953,296	30,387,404

Units Issued	15,033,886	27,039,038	29,047,893	32,124,013	39,101,991	66,205,183	481,290	15,091,428	27,963,379	17,201,062
Units Redeemed	(3,355,039)	(5,447,645)	(5,929,392)	(5,529,652)	(8,238,753)	(15,970,554)	(10,637,838)	(1,242,404)	(7,045,540)	(7,386,203)

Units Outstanding at December 31, 2012	32,168,532	65,741,746	76,257,715	91,277,421	127,330,887	173,523,092	54,074,762	13,849,024	58,871,135	40,202,262

(a) Commencement of operations April 30, 2012.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	JNL/American Funds Global Small Capitalization Fund	JNL/American Funds Growth Allocation Fund(a)	JNL/American Funds Growth-Income Fund	JNL/American Funds International Fund	JNL/American Funds New World Fund	JNL/AQR Managed Futures Strategy Fund	JNL/BlackRock Commodity Securities Fund	JNL/BlackRock Global Allocation Fund	JNL/Brookfield Global Infrastructure Fund	JNL/Capital Guardian Global Balanced Fund
Operations
Net investment income (loss)	$(1,216,720)	$(458,951)	$(3,967,442)	$(707,960)	$(1,451,154)	$(55,706)	$(13,020,837)	$(15,346,902)	$(581,632)	$2,005,128
Net realized gain (loss) on investments	(130,900)	314,444	8,444,637	(430,077)	852,690	15,126	1,484,365	3,675,401	575,978	2,321,402
Net change in unrealized appreciation
(depreciation) on investments	23,319,327	4,480,842	76,337,359	39,847,189	51,129,173	874,723	3,182,984	78,815,900	5,938,639	35,717,543
Net increase (decrease) in net assets
from operations	21,971,707	4,336,335	80,814,554	38,709,152	50,530,709	834,143	(8,353,488)	67,144,399	5,932,985	40,044,073

Contract transactions 1
Purchase payments (Note 4)	49,801,042	67,807,916	294,298,565	88,860,530	113,941,984	18,331,306	141,962,802	768,725,415	44,668,454	43,248,743
Surrenders and terminations	(5,084,161)	(690,625)	(20,721,501)	(7,605,582)	(10,641,196)	(60,840)	(41,331,429)	(30,773,171)	(1,256,297)	(26,301,559)
Transfers between Investment Divisions	6,007,090	29,439,867	38,194,799	22,990,827	31,285,631	1,415,407	10,261,161	237,483,062	50,609,137	(10,799,655)
Contract owner charges (Note 3)	(1,898,786)	(273,215)	(7,373,222)	(3,115,970)	(4,049,730)	(105)	(8,046,051)	(11,134,162)	(370,417)	(3,339,137)
Net increase (decrease) in net assets
from contract transactions	48,825,185	96,283,943	304,398,641	101,129,805	130,536,689	19,685,768	102,846,483	964,301,144	93,650,877	2,808,392

Net increase (decrease) in net assets	70,796,892	100,620,278	385,213,195	139,838,957	181,067,398	20,519,911	94,492,995	1,031,445,543	99,583,862	42,852,465

Net assets beginning of period	121,399,416	-	430,285,946	200,814,285	261,975,156	-	797,267,266	494,124,819	981,190	351,568,128

Net assets end of period	$192,196,308	$100,620,278	$815,499,141	$340,653,242	$443,042,554	$20,519,911	$891,760,261	$1,525,570,362	$100,565,052	$394,420,593

1 Contract unit transactions
Units Outstanding at December 31, 2011	13,852,765	-	43,194,539	22,149,701	27,587,021	-	77,839,402	50,563,049	94,783	32,123,854

Units Issued	8,046,918	10,666,255	32,866,475	12,914,605	17,224,234	2,161,618	23,110,245	101,237,073	8,930,082	4,867,148
Units Redeemed	(3,023,599)	(932,205)	(5,024,188)	(2,601,989)	(4,471,616)	(78,358)	(13,332,911)	(7,254,382)	(719,531)	(4,662,686)

Units Outstanding at December 31, 2012	18,876,084	9,734,050	71,036,826	32,462,317	40,339,639	2,083,260	87,616,736	144,545,740	8,305,334	32,328,316

(a) Commencement of operations April 30, 2012.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	JNL/Capital Guardian Global Diversified Research Fund	JNL/DFA U.S. Core Equity Fund	JNL/Eagle SmallCap Equity Fund	JNL/Eastspring Investments Asia ex-Japan Fund	JNL/Eastspring Investments China-India Fund	JNL/Franklin Templeton Founding Strategy Fund	JNL/Franklin Templeton Global Growth Fund	JNL/Franklin Templeton Global Multisector Bond Fund	JNL/Franklin Templeton Income Fund	JNL/Franklin Templeton Inter- national Small Cap Growth Fund
Operations
Net investment income (loss)	$(926,959)	$(903,561)	$(10,940,317)	$(1,177,422)	$(2,516,039)	$6,928,770	$254,116	$(1,682,700)	$32,429,322	$133,006
Net realized gain (loss) on investments	6,449,043	2,929,074	19,857,714	2,211,297	(16,590,938)	11,650,405	1,779,209	2,651,877	11,728,280	2,414,327
Net change in unrealized appreciation
(depreciation) on investments	38,077,645	15,087,215	62,395,493	19,815,407	77,004,425	124,035,221	32,316,360	18,448,252	51,305,480	41,373,949
Net increase (decrease) in net assets
from operations	43,599,729	17,112,728	71,312,890	20,849,282	57,897,448	142,614,396	34,349,685	19,417,429	95,463,082	43,921,282

Contract transactions 1
Purchase payments (Note 4)	30,865,668	38,111,822	146,512,983	23,670,984	47,427,514	131,381,340	34,182,811	112,194,775	213,978,081	33,302,292
Surrenders and terminations	(17,382,022)	(8,334,791)	(35,664,205)	(5,594,334)	(14,683,677)	(75,624,487)	(9,101,948)	(6,008,526)	(58,028,720)	(7,908,231)
Transfers between Investment Divisions	(11,271,701)	(457,622)	(87,182,710)	2,192,749	(12,774,890)	(37,650,672)	22,203,843	170,402,753	54,704,895	14,799,309
Contract owner charges (Note 3)	(2,574,128)	(1,502,165)	(6,734,564)	(1,308,945)	(3,513,401)	(9,658,806)	(1,787,343)	(1,249,058)	(8,549,936)	(1,893,718)
Net increase (decrease) in net assets
from contract transactions	(362,183)	27,817,244	16,931,504	18,960,454	16,455,546	8,447,375	45,497,363	275,339,944	202,104,320	38,299,652

Net increase (decrease) in net assets	43,237,546	44,929,972	88,244,394	39,809,736	74,352,994	151,061,771	79,847,048	294,757,373	297,567,402	82,220,934

Net assets beginning of period	286,171,678	136,792,536	624,638,253	100,654,513	272,733,798	1,002,735,899	150,196,888	3,209,081	830,111,442	159,531,090

Net assets end of period	$329,409,224	$181,722,508	$712,882,647	$140,464,249	$347,086,792	$1,153,797,670	$230,043,936	$297,966,454	$1,127,678,844	$241,752,024

1 Contract unit transactions
Units Outstanding at December 31, 2011	12,111,006	8,441,992	23,616,990	13,732,292	44,631,576	118,696,635	20,585,952	319,236	75,201,908	23,702,846

Units Issued	1,666,466	3,415,762	8,271,898	9,890,112	15,126,369	16,294,608	9,706,894	29,530,612	28,801,448	10,086,555
Units Redeemed	(1,723,922)	(1,860,691)	(7,997,976)	(7,748,514)	(13,067,997)	(15,477,929)	(4,040,093)	(4,314,426)	(11,662,214)	(5,142,340)

Units Outstanding at December 31, 2012	12,053,550	9,997,063	23,890,911	15,873,890	46,689,948	119,513,314	26,252,753	25,535,422	92,341,143	28,647,061

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	JNL/Franklin Templeton Mutual Shares Fund	JNL/Franklin Templeton Small Cap Value Fund	JNL/Goldman Sachs Core Plus Bond Fund	JNL/Goldman Sachs Emerging Markets Debt Fund	JNL/Goldman Sachs Mid Cap Value Fund	JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/Invesco Global Real Estate Fund	JNL/Invesco International Growth Fund	JNL/Invesco Large Cap Growth Fund	JNL/Invesco Small Cap Growth Fund
Operations
Net investment income (loss)	$140,104	$(3,712,222)	$5,807,522	$(4,849,105)	$(1,326,469)	$(1,276,043)	$(4,213,971)	$822,889	$(5,318,663)	$(3,299,483)
Net realized gain (loss) on investments	4,697,598	14,587,675	31,145,010	7,190,772	10,065,496	3,361,312	9,567,842	2,386,773	20,466,787	16,349,441
Net change in unrealized appreciation
(depreciation) on investments	34,341,480	31,633,715	1,592,641	51,488,989	38,502,148	14,691,909	119,288,693	38,442,074	15,675,838	14,141,026
Net increase (decrease) in net assets
from operations	39,179,182	42,509,168	38,545,173	53,830,656	47,241,175	16,777,178	124,642,564	41,651,736	30,823,962	27,190,984

Contract transactions 1
Purchase payments (Note 4)	63,995,404	61,963,670	124,282,389	10,746,032	65,060,439	14,760,197	130,064,232	54,093,712	70,563,762	41,581,788
Surrenders and terminations	(16,068,843)	(15,372,499)	(51,460,788)	(15,979,696)	(16,820,627)	(5,634,360)	(26,914,086)	(17,968,951)	(19,683,497)	(12,487,603)
Transfers between Investment Divisions	(2,254,251)	(21,103,956)	50,065,428	(53,919,324)	(4,428,816)	4,955,493	91,148,984	9,889,160	(51,640,981)	(1,129,746)
Contract owner charges (Note 3)	(3,505,646)	(2,876,715)	(5,642,623)	(3,097,965)	(3,265,669)	(995,740)	(5,512,871)	(2,943,505)	(3,072,753)	(1,983,228)
Net increase (decrease) in net assets
from contract transactions	42,166,664	22,610,500	117,244,406	(62,250,953)	40,545,327	13,085,590	188,786,259	43,070,416	(3,833,469)	25,981,211

Net increase (decrease) in net assets	81,345,846	65,119,668	155,789,579	(8,420,297)	87,786,502	29,862,768	313,428,823	84,722,152	26,990,493	53,172,195

Net assets beginning of period	310,556,587	261,575,730	576,803,500	325,784,260	282,267,994	92,895,322	408,951,982	283,950,685	301,830,861	167,007,878

Net assets end of period	$391,902,433	$326,695,398	$732,593,079	$317,363,963	$370,054,496	$122,758,090	$722,380,805	$368,672,837	$328,821,354	$220,180,073

1 Contract unit transactions
Units Outstanding at December 31, 2011	38,323,494	21,600,271	24,659,897	26,007,616	23,437,019	12,224,464	35,710,505	18,827,225	26,625,604	11,220,423

Units Issued	9,522,029	9,013,087	10,845,848	920,026	8,122,563	4,701,629	20,978,133	6,256,406	11,440,669	7,121,261
Units Redeemed	(4,658,884)	(7,369,322)	(6,049,872)	(5,527,309)	(5,164,345)	(3,211,034)	(6,803,749)	(3,744,850)	(11,981,653)	(5,618,634)

Units Outstanding at December 31, 2012	43,186,639	23,244,036	29,455,873	21,400,333	26,395,237	13,715,059	49,884,889	21,338,781	26,084,620	12,723,050

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	JNL/Ivy Asset Strategy Fund	JNL/JPMorgan International Value Fund	JNL/JPMorgan MidCap Growth Fund	JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/Lazard Emerging Markets Fund	JNL/Lazard Mid Cap Equity Fund	JNL/M&G Global Basics Fund	JNL/M&G Global Leaders Fund	JNL/MC 10 x 10 Fund	JNL/MC 25 Fund
Operations
Net investment income (loss)	$(23,562,324)	$8,898,608	$(4,071,180)	$5,681,872	$2,842,590	$(2,635,254)	$(288,787)	$(143,124)	$2,353,800	$3,626,410
Net realized gain (loss) on investments	10,802,176	(11,812,340)	10,331,563	19,013,404	24,720,024	4,245,966	1,067,757	(425,028)	8,497,851	30,775,290
Net change in unrealized appreciation
(depreciation) on investments	239,535,428	43,737,776	21,361,580	(10,756,373)	110,427,293	11,131,217	2,050,256	4,402,475	24,190,560	45,982,488
Net increase (decrease) in net assets
from operations	226,775,280	40,824,044	27,621,963	13,938,903	137,989,907	12,741,929	2,829,226	3,834,323	35,042,211	80,384,188

Contract transactions 1
Purchase payments (Note 4)	430,431,337	38,511,840	56,143,107	141,894,322	5,594,172	35,062,089	11,105,067	6,559,121	29,963,694	80,581,377
Surrenders and terminations	(59,340,502)	(17,061,191)	(15,804,293)	(64,364,114)	(34,878,564)	(14,557,113)	(2,622,562)	(1,275,214)	(17,841,069)	(46,436,506)
Transfers between Investment Divisions	48,582,344	(10,637,345)	11,971,477	24,560,071	(125,682,140)	(35,466,727)	1,268,391	1,134,643	(10,702,324)	(11,276,598)
Contract owner charges (Note 3)	(18,544,270)	(2,369,865)	(2,338,915)	(6,479,221)	(7,058,983)	(1,671,992)	(645,698)	(342,967)	(2,599,108)	(3,655,120)
Net increase (decrease) in net assets
from contract transactions	401,128,909	8,443,439	49,971,376	95,611,058	(162,025,515)	(16,633,743)	9,105,198	6,075,583	(1,178,807)	19,213,153

Net increase (decrease) in net assets	627,904,189	49,267,483	77,593,339	109,549,961	(24,035,608)	(3,891,814)	11,934,424	9,909,906	33,863,404	99,597,341

Net assets beginning of period	1,322,819,085	263,257,829	199,952,299	715,933,527	738,739,472	206,247,683	54,018,976	28,846,795	244,930,462	501,983,815

Net assets end of period	$1,950,723,274	$312,525,312	$277,545,638	$825,483,488	$714,703,864	$202,355,869	$65,953,400	$38,756,701	$278,793,866	$601,581,156

1 Contract unit transactions
Units Outstanding at December 31, 2011	129,611,697	23,695,580	9,357,399	35,865,916	64,677,817	11,307,912	4,232,576	2,639,385	29,258,892	33,587,354

Units Issued	52,252,944	5,659,295	5,743,695	22,287,078	972,772	3,058,639	2,020,736	1,278,265	4,486,416	8,877,756
Units Redeemed	(16,469,402)	(5,021,053)	(3,914,961)	(17,929,544)	(13,733,396)	(3,975,263)	(1,386,390)	(781,606)	(4,622,712)	(7,863,586)

Units Outstanding at December 31, 2012	165,395,239	24,333,822	11,186,133	40,223,450	51,917,193	10,391,288	4,866,922	3,136,044	29,122,596	34,601,524

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	JNL/MC Bond Index Fund	JNL/MC Communications Sector Fund	JNL/MC Consumer Brands Sector Fund	JNL/MC Dow 10 Fund	JNL/MC Dow Dividend Fund	JNL/MC Dow Jones U.S. Contrarian Opportunities Index Fund(a)	JNL/MC Emerging Markets Index Fund	JNL/MC European 30 Fund	JNL/MC Financial Sector Fund	JNL/MC Global 15 Fund
Operations
Net investment income (loss)	$3,318,198	$706,015	$(1,780,634)	$(7,473,817)	$4,759,718	$(31,676)	$(1,714,418)	$547,261	$(1,179,406)	$(6,509,391)
Net realized gain (loss) on investments	13,392,056	4,552,653	17,445,607	38,161,306	(2,537,851)	(79,714)	(2,947,275)	(746,778)	5,809,098	12,805,493
Net change in unrealized appreciation
(depreciation) on investments	(4,471,426)	5,917,884	11,539,986	11,993,986	28,250,396	209,221	14,275,419	1,777,461	32,735,537	72,235,524
Net increase (decrease) in net assets
from operations	12,238,828	11,176,552	27,204,959	42,681,475	30,472,263	97,831	9,613,726	1,577,944	37,365,229	78,531,626

Contract transactions 1
Purchase payments (Note 4)	84,710,549	14,782,533	43,334,068	55,314,928	61,943,649	3,674,462	81,239,457	5,434,488	34,709,750	15,881,069
Surrenders and terminations	(50,631,159)	(4,833,308)	(9,700,442)	(43,833,812)	(21,382,291)	(16,849)	(5,088,954)	(917,410)	(12,233,865)	(45,420,340)
Transfers between Investment Divisions	(44,194,180)	19,134,041	49,202,002	(80,190,320)	(7,656,341)	3,023,927	120,592,896	2,579,517	7,299,106	(27,559,185)
Contract owner charges (Note 3)	(4,730,543)	(685,313)	(1,506,375)	(3,004,066)	(2,721,397)	(17,157)	(1,081,437)	(260,938)	(1,942,437)	(2,007,597)
Net increase (decrease) in net assets
from contract transactions	(14,845,333)	28,397,953	81,329,253	(71,713,270)	30,183,620	6,664,383	195,661,962	6,835,657	27,832,554	(59,106,053)

Net increase (decrease) in net assets	(2,606,505)	39,574,505	108,534,212	(29,031,795)	60,655,883	6,762,214	205,275,688	8,413,601	65,197,783	19,425,573

Net assets beginning of period	597,159,838	53,185,018	107,188,662	491,868,277	296,677,537	-	3,374,671	19,792,732	151,290,663	400,432,543

Net assets end of period	$594,553,333	$92,759,523	$215,722,874	$462,836,482	$357,333,420	$6,762,214	$208,650,359	$28,206,333	$216,488,446	$419,858,116

1 Contract unit transactions
Units Outstanding at December 31, 2011	43,197,120	10,225,094	9,081,999	50,814,404	41,856,854	-	373,656	1,805,556	23,420,826	31,453,060

Units Issued	12,413,508	11,734,325	10,768,265	9,635,642	14,028,122	989,296	25,455,743	1,537,000	15,089,498	3,087,742
Units Redeemed	(13,592,562)	(6,910,908)	(4,803,896)	(16,996,194)	(10,006,437)	(320,304)	(5,876,787)	(937,607)	(11,665,759)	(7,384,542)

Units Outstanding at December 31, 2012	42,018,066	15,048,511	15,046,368	43,453,852	45,878,539	668,992	19,952,612	2,404,949	26,844,565	27,156,260

(a) Commencement of operations April 30, 2012.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	JNL/MC Global Alpha Fund	JNL/MC Healthcare Sector Fund	JNL/MC Index 5 Fund	JNL/MC International Index Fund	JNL/MC JNL 5 Fund	JNL/MC JNL Optimized 5 Fund	JNL/MC Nasdaq 25 Fund	JNL/MC NYSE International 25 Fund	JNL/MC Oil & Gas Sector Fund	JNL/MC Pacific Rim 30 Fund
Operations
Net investment income (loss)	$(697,186)	$(2,266,138)	$429,514	$5,771,364	$35,959,868	$4,240,936	$(2,580,848)	$1,641,654	$(4,004,317)	$186,444
Net realized gain (loss) on investments	964,028	18,135,735	20,433,380	(7,738,033)	(68,378,128)	(4,114,178)	13,511,161	(9,258,240)	17,595,946	1,830,150
Net change in unrealized appreciation
(depreciation) on investments	(1,865,753)	31,309,250	28,628,814	72,147,737	442,018,342	39,532,257	15,052,524	13,819,668	5,043,137	2,675,707
Net increase (decrease) in net assets
from operations	(1,598,911)	47,178,847	49,491,708	70,181,068	409,600,082	39,659,015	25,982,837	6,203,082	18,634,766	4,692,301

Contract transactions 1
Purchase payments (Note 4)	7,250,296	83,233,125	78,673,152	60,594,325	104,364,257	19,956,694	37,392,510	5,362,036	138,065,452	9,351,807
Surrenders and terminations	(2,182,694)	(20,108,266)	(16,369,982)	(35,043,542)	(232,647,225)	(22,574,421)	(11,475,547)	(4,838,584)	(50,154,737)	(1,865,296)
Transfers between Investment Divisions	(7,340,087)	45,005,070	4,776,823	20,143,522	(211,150,088)	(19,386,215)	42,329,222	(1,043,792)	(53,306,367)	941,538
Contract owner charges (Note 3)	(491,660)	(3,140,522)	(4,644,892)	(3,387,028)	(18,366,868)	(2,477,010)	(1,744,863)	(524,423)	(8,108,540)	(536,149)
Net increase (decrease) in net assets
from contract transactions	(2,764,145)	104,989,407	62,435,101	42,307,277	(357,799,924)	(24,480,952)	66,501,322	(1,044,763)	26,495,808	7,891,900

Net increase (decrease) in net assets	(4,363,056)	152,168,254	111,926,809	112,488,345	51,800,158	15,178,063	92,484,159	5,158,319	45,130,574	12,584,201

Net assets beginning of period	50,621,864	252,885,376	380,323,403	407,504,533	2,666,783,605	325,679,592	147,276,166	66,406,850	796,202,477	41,344,163

Net assets end of period	$46,258,808	$405,053,630	$492,250,212	$519,992,878	$2,718,583,763	$340,857,655	$239,760,325	$71,565,169	$841,333,051	$53,928,364

1 Contract unit transactions
Units Outstanding at December 31, 2011	4,864,593	20,055,622	40,955,602	30,833,422	250,691,885	38,067,524	13,156,362	10,686,471	25,205,201	3,287,635

Units Issued	876,935	13,882,542	10,346,469	8,135,489	11,103,787	3,060,672	10,886,307	4,465,240	7,533,736	1,768,647
Units Redeemed	(1,154,620)	(6,470,188)	(4,097,398)	(5,187,530)	(42,255,649)	(5,763,135)	(5,908,649)	(4,670,347)	(6,916,832)	(1,172,325)

Units Outstanding at December 31, 2012	4,586,908	27,467,976	47,204,673	33,781,381	219,540,023	35,365,061	18,134,020	10,481,364	25,822,105	3,883,957

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	JNL/MC S&P 10 Fund	JNL/MC S&P 24 Fund	JNL/MC S&P 400 MidCap Index Fund	JNL/MC S&P 500 Index Fund	JNL/MC S&P SMid 60 Fund	JNL/MC Select Small-Cap Fund	JNL/MC Small Cap Index Fund	JNL/MC Technology Sector Fund	JNL/MC Value Line 30 Fund	JNL/MC VIP Fund
Operations
Net investment income (loss)	$(4,211,319)	$(663,537)	$(2,621,362)	$2,299,546	$(1,218,106)	$(3,516,682)	$1,221,177	$(5,154,808)	$(5,887,620)	$966,483
Net realized gain (loss) on investments	(4,370,527)	8,254,424	30,539,674	56,360,296	16,887,540	(10,190,457)	32,690,234	39,171,689	(21,216,073)	(8,565,692)
Net change in unrealized appreciation
(depreciation) on investments	44,629,571	(2,141,843)	46,675,932	69,884,206	3,275,867	45,510,630	27,382,455	(12,390,947)	54,119,842	31,575,588
Net increase (decrease) in net assets
from operations	36,047,725	5,449,044	74,594,244	128,544,048	18,945,301	31,803,491	61,293,866	21,625,934	27,016,149	23,976,379

Contract transactions 1
Purchase payments (Note 4)	19,426,302	6,372,112	92,875,647	235,404,695	23,001,448	15,163,113	71,026,691	79,537,932	17,360,423	8,230,349
Surrenders and terminations	(31,350,943)	(3,037,128)	(41,502,663)	(75,785,649)	(9,991,692)	(28,095,702)	(38,405,663)	(21,811,331)	(30,954,280)	(22,576,607)
Transfers between Investment Divisions	35,993,931	1,088,113	21,349,678	113,949,191	(7,809,879)	(5,943,687)	58,100,214	4,533,899	(19,248,175)	(21,747,615)
Contract owner charges (Note 3)	(1,166,661)	(533,871)	(4,238,807)	(8,875,753)	(1,441,149)	(1,198,835)	(3,452,398)	(3,913,074)	(2,410,440)	(1,506,546)
Net increase (decrease) in net assets
from contract transactions	22,902,629	3,889,226	68,483,855	264,692,484	3,758,728	(20,075,111)	87,268,844	58,347,426	(35,252,472)	(37,600,419)

Net increase (decrease) in net assets	58,950,354	9,338,270	143,078,099	393,236,532	22,704,029	11,728,380	148,562,710	79,973,360	(8,236,323)	(13,624,040)

Net assets beginning of period	205,873,814	53,978,700	463,970,392	892,032,456	158,327,332	239,194,860	411,164,252	313,873,224	366,235,557	244,473,860

Net assets end of period	$264,824,168	$63,316,970	$607,048,491	$1,285,268,988	$181,031,361	$250,923,240	$559,726,962	$393,846,584	$357,999,234	$230,849,820

1 Contract unit transactions
Units Outstanding at December 31, 2011	27,136,745	5,443,686	28,873,542	81,632,307	15,191,152	18,646,238	29,011,148	46,393,976	38,659,511	22,971,539

Units Issued	12,999,652	2,771,761	10,334,311	45,563,165	6,148,071	3,700,333	14,444,265	25,297,747	3,989,628	1,760,016
Units Redeemed	(10,534,069)	(2,413,292)	(6,553,529)	(23,481,312)	(5,856,636)	(5,271,137)	(8,843,817)	(18,653,864)	(7,556,784)	(5,134,908)

Units Outstanding at December 31, 2012	29,602,328	5,802,155	32,654,324	103,714,160	15,482,587	17,075,434	34,611,596	53,037,859	35,092,355	19,596,647

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	JNL/Morgan Stanley Mid Cap Growth Fund(a)	JNL/Neuberger Berman Strategic Income Fund(a)	JNL/ Oppenheimer Global Growth Fund	JNL/PIMCO Real Return Fund	JNL/PIMCO Total Return Bond Fund	JNL/PPM America Floating Rate Income Fund	JNL/PPM America High Yield Bond Fund	JNL/PPM America Mid Cap Value Fund	JNL/PPM America Small Cap Value Fund	JNL/PPM America Value Equity Fund
Operations
Net investment income (loss)	$(20,256)	$(363,102)	$(1,510,209)	$9,386,603	$22,623,432	$3,302,114	$52,940,396	$(1,600,779)	$(548,745)	$(246,789)
Net realized gain (loss) on investments	(52,847)	227,813	1,550,320	155,512,986	113,679,924	4,563,477	29,445,975	9,923,144	1,554,627	3,464,475
Net change in unrealized appreciation
(depreciation) on investments	294,487	1,788,045	56,317,458	(51,845,655)	75,240,129	2,894,616	70,701,814	4,988,769	11,846,610	10,764,454
Net increase (decrease) in net assets
from operations	221,384	1,652,756	56,357,569	113,053,934	211,543,485	10,760,207	153,088,185	13,311,134	12,852,492	13,982,140

Contract transactions 1
Purchase payments (Note 4)	7,998,004	31,629,731	53,853,574	440,827,240	795,617,961	95,754,370	241,039,412	22,924,538	16,592,953	11,146,377
Surrenders and terminations	(95,610)	(1,508,316)	(19,279,153)	(118,304,214)	(260,098,281)	(13,059,601)	(73,911,456)	(7,072,995)	(4,827,585)	(9,428,105)
Transfers between Investment Divisions	3,421,848	35,140,053	3,223,132	229,269,607	555,835,873	57,539,352	181,162,487	(396,227)	5,184,531	189,305
Contract owner charges (Note 3)	(37,933)	(233,088)	(2,992,838)	(16,006,227)	(32,761,812)	(1,832,148)	(9,411,352)	(1,264,276)	(938,335)	(729,653)
Net increase (decrease) in net assets
from contract transactions	11,286,309	65,028,380	34,804,715	535,786,406	1,058,593,741	138,401,973	338,879,091	14,191,040	16,011,564	1,177,924

Net increase (decrease) in net assets	11,507,693	66,681,136	91,162,284	648,840,340	1,270,137,226	149,162,180	491,967,276	27,502,174	28,864,056	15,160,064

Net assets beginning of period	-	-	284,665,622	1,526,238,655	2,980,926,848	129,210,316	870,828,267	87,885,858	65,195,273	97,153,573

Net assets end of period	$11,507,693	$66,681,136	$375,827,906	$2,175,078,995	$4,251,064,074	$278,372,496	$1,362,795,543	$115,388,032	$94,059,329	$112,313,637

1 Contract unit transactions
Units Outstanding at December 31, 2011	-	-	22,759,643	109,600,037	161,303,994	13,037,911	55,801,756	9,254,818	6,963,988	6,103,849

Units Issued	1,499,668	7,304,508	6,556,788	58,498,943	83,069,793	26,772,542	45,849,009	11,210,728	8,734,231	2,660,189
Units Redeemed	(287,216)	(911,899)	(4,024,596)	(21,961,066)	(28,621,309)	(13,372,554)	(26,059,474)	(9,878,279)	(7,185,776)	(2,599,905)

Units Outstanding at December 31, 2012	1,212,452	6,392,609	25,291,835	146,137,914	215,752,478	26,437,899	75,591,291	10,587,267	8,512,443	6,164,133

(a) Commencement of operations April 30, 2012.

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	JNL/Red Rocks Listed Private Equity Fund	JNL/S&P 4 Fund	JNL/S&P Competitive Advantage Fund	JNL/S&P Dividend Income & Growth Fund	JNL/S&P Intrinsic Value Fund	JNL/S&P Managed Aggressive Growth Fund	JNL/S&P Managed Conservative Fund	JNL/S&P Managed Growth Fund	JNL/S&P Managed Moderate Fund	JNL/S&P Managed Moderate Growth Fund
Operations
Net investment income (loss)	$(5,013,650)	$3,738,117	$(2,175,759)	$849,335	$(1,564,028)	$(4,915,908)	$14,582,278	$(5,971,084)	$8,265,216	$1,604,870
Net realized gain (loss) on investments	(3,481,035)	90,623,884	15,356,589	60,546,302	8,365,536	15,450,779	38,297,989	123,513,904	103,008,571	177,121,864
Net change in unrealized appreciation
(depreciation) on investments	90,491,521	47,326,942	15,049,155	5,824,561	17,175,075	101,436,168	41,052,771	211,567,112	87,551,868	247,589,613
Net increase (decrease) in net assets
from operations	81,996,836	141,688,943	28,229,985	67,220,198	23,976,583	111,971,039	93,933,038	329,109,932	198,825,655	426,316,347

Contract transactions 1
Purchase payments (Note 4)	12,923,756	189,519,903	62,602,441	207,771,542	46,614,702	199,991,556	328,863,049	542,085,605	582,367,871	908,123,000
Surrenders and terminations	(14,297,104)	(53,975,944)	(14,452,577)	(35,168,198)	(13,413,629)	(49,654,320)	(104,823,488)	(130,781,386)	(143,026,976)	(202,578,702)
Transfers between Investment Divisions	(39,182,552)	(5,692,108)	65,806,457	60,815,383	(22,073,412)	(15,193,055)	195,835,717	27,246,659	114,679,390	122,019,634
Contract owner charges (Note 3)	(3,566,602)	(10,443,667)	(2,092,090)	(6,976,189)	(2,152,546)	(7,976,549)	(13,261,910)	(25,885,934)	(23,644,948)	(39,617,010)
Net increase (decrease) in net assets
from contract transactions	(44,122,502)	119,408,184	111,864,231	226,442,538	8,975,115	127,167,632	406,613,368	412,664,944	530,375,337	787,946,922

Net increase (decrease) in net assets	37,874,334	261,097,127	140,094,216	293,662,736	32,951,698	239,138,671	500,546,406	741,774,876	729,200,992	1,214,263,269

Net assets beginning of period	308,656,825	956,114,424	153,398,260	529,068,741	197,439,929	748,866,350	1,187,613,643	2,273,055,809	1,942,414,122	3,240,548,028

Net assets end of period	$346,531,159	$1,217,211,551	$293,492,476	$822,731,477	$230,391,627	$988,005,021	$1,688,160,049	$3,014,830,685	$2,671,615,114	$4,454,811,297

1 Contract unit transactions
Units Outstanding at December 31, 2011	37,523,580	87,824,159	12,986,732	47,428,906	17,292,909	54,284,777	98,524,848	158,754,245	157,317,544	222,293,166

Units Issued	1,895,895	26,537,287	15,197,136	32,548,886	9,429,857	17,553,019	50,520,615	44,436,651	58,771,316	72,072,587
Units Redeemed	(6,625,761)	(16,742,610)	(6,529,560)	(13,605,213)	(8,774,173)	(9,119,282)	(18,350,489)	(18,201,173)	(18,248,555)	(22,166,404)

Units Outstanding at December 31, 2012	32,793,714	97,618,836	21,654,308	66,372,579	17,948,593	62,718,514	130,694,974	184,989,723	197,840,305	272,199,349

See notes to the financial statements.

Jackson National Separate Account I
Statements of Changes in Net Assets
For the Year Ended December 31, 2012

	JNL/S&P Total Yield Fund	JNL/T. Rowe Price Established Growth Fund	JNL/T. Rowe Price Mid-Cap Growth Fund	JNL/T. Rowe Price Short-Term Bond Fund	JNL/T. Rowe Price Value Fund	JNL/UBS Large Cap Select Growth Fund	JNL/WMC Balanced Fund	JNL/WMC Money Market Fund	JNL/WMC Value Fund
Operations
Net investment income (loss)	$(625,893)	$(17,929,818)	$(17,785,310)	$(2,890,733)	$(1,091,691)	$(5,969,524)	$(3,003,591)	$(16,673,987)	$3,146,320
Net realized gain (loss) on investments	3,864,313	50,798,582	84,042,231	1,825,977	14,362,296	52,293,131	51,200,000	3,531	27,006,035
Net change in unrealized appreciation
(depreciation) on investments	13,093,396	123,329,406	76,025,678	5,142,715	65,775,963	(9,296,256)	109,316,668	-	23,358,376
Net increase (decrease) in net assets
from operations	16,331,816	156,198,170	142,282,599	4,077,959	79,046,568	37,027,351	157,513,077	(16,670,456)	53,510,731

Contract transactions 1
Purchase payments (Note 4)	18,982,152	239,673,335	254,322,874	123,474,103	83,086,675	41,410,260	479,630,911	704,841,882	55,715,106
Surrenders and terminations	(7,225,102)	(76,703,371)	(73,706,991)	(44,508,750)	(38,428,099)	(21,860,054)	(108,371,222)	(193,628,257)	(24,454,750)
Transfers between Investment Divisions	5,613,208	114,411,546	(14,963,410)	75,273,246	18,719,110	(32,826,918)	76,396,861	(299,036,591)	(13,024,303)
Contract owner charges (Note 3)	(825,784)	(9,887,382)	(12,419,497)	(4,702,577)	(3,922,328)	(4,019,708)	(20,697,239)	(11,192,003)	(3,381,594)
Net increase (decrease) in net assets
from contract transactions	16,544,474	267,494,128	153,232,976	149,536,022	59,455,358	(17,296,420)	426,959,311	200,985,031	14,854,459

Net increase (decrease) in net assets	32,876,290	423,692,298	295,515,575	153,613,981	138,501,926	19,730,931	584,472,388	184,314,575	68,365,190

Net assets beginning of period	80,014,712	901,594,022	1,176,490,950	493,476,706	431,971,301	424,723,680	1,709,810,948	1,010,792,969	362,133,240

Net assets end of period	$112,891,002	$1,325,286,320	$1,472,006,525	$647,090,687	$570,473,227	$444,454,611	$2,294,283,336	$1,195,107,544	$430,498,430

1 Contract unit transactions
Units Outstanding at December 31, 2011	8,850,829	31,868,359	25,681,421	47,267,776	30,832,016	17,110,625	59,618,057	82,014,961	18,923,330

Units Issued	6,668,313	15,094,042	7,314,988	28,843,930	11,436,545	2,457,886	20,823,640	96,305,793	4,792,814
Units Redeemed	(5,104,320)	(7,239,709)	(4,469,684)	(14,810,274)	(7,729,334)	(3,189,953)	(6,837,849)	(80,414,075)	(4,113,014)

Units Outstanding at December 31, 2012	10,414,822	39,722,692	28,526,725	61,301,432	34,539,227	16,378,558	73,603,848	97,906,679	19,603,130

See notes to the financial statements.

Jackson National Separate Account I
Notes to Financial Statements

Note 1 – Organization

Jackson National Life Insurance Company (“Jackson”) established Jackson National Separate Account I (the “Separate Account”) on June 14, 1993.  The Separate Account commenced operations on October 16, 1995, and is a unit investment trust registered with the Securities Exchange Commission (the “SEC”) under the Investment Company Act of 1940.

The Separate Account is a separate investment account of Jackson, its assets legally belong to Jackson and the obligations under the contracts are the obligation of Jackson.  However, the contract assets in the Separate Account are not chargeable with liabilities arising out of any other business Jackson may conduct.

The Separate Account receives and invests, based on the directions of the contract owners, net premiums for individual flexible premium variable annuity contracts issued by Jackson.  The contracts can be purchased on a non-tax qualified basis or in connection with certain plans qualifying for favorable federal income tax treatment.  The Separate Account contained one-hundred sixty-five (165) Investment Divisions during 2013, but currently contains one-hundred sixty (160) Investment Divisions as of December 31, 2013.  These Investment Divisions each invested in the following mutual funds (collectively, the “Funds”) as of December 31, 2013:

Curian Variable Series Trust
CG - Conservative Fund(1)(4)	CG - Tactical Moderate Growth Fund(1)(4)	Curian/DoubleLine Total Return Fund
CG - Equity 100 Fund(1)(4)	Curian Dynamic Risk Advantage – Diversified Fund	Curian/Eaton Vance Global Macro Absolute Return Advantage Fund
CG - Equity Income Fund(1)(4)	Curian Dynamic Risk Advantage – Growth Fund	Curian/Epoch Global Shareholder Yield Fund
CG - Fixed Income 100 Fund(1)(4)	Curian Dynamic Risk Advantage – Income Fund	Curian/FAMCO Flex Core Covered Call Fund
CG - Growth Fund(1)(4)	Curian Focused International Equity Fund	Curian/Franklin Templeton Frontier Markets Fund
CG - Institutional Alt 100 Conservative Fund(1)(4)	Curian Focused U.S. Equity Fund	Curian/Franklin Templeton Natural Resources Fund
CG - Institutional Alt 100 Growth Fund(1)(4)	Curian Long Short Credit Fund(1)	Curian/Lazard International Strategic Equity Fund
CG - Institutional Alt 100 Moderate Fund(1)(4)	Curian Tactical Advantage 35 Fund	Curian/Neuberger Berman Currency Fund
CG - Institutional Alt 65 Fund(1)(4)	Curian Tactical Advantage 60 Fund	Curian/Nicholas Convertible Arbitrage Fund
CG - Interest Rate Opportunities Fund(1)(4)	Curian Tactical Advantage 75 Fund	Curian/PIMCO Credit Income Fund
CG - International Opportunities Conservative Fund(1)(4)	Curian/Aberdeen Latin America Fund	Curian/PineBridge Merger Arbitrage Fund
CG - International Opportunities Growth Fund(1)(4)	Curian/American Funds® Global Growth Fund	Curian/Schroder Emerging Europe Fund
CG - International Opportunities Moderate Fund(1)(4)	Curian/American Funds® Growth Fund	Curian/T. Rowe Price Capital Appreciation Fund
CG - Maximum Growth Fund(1)(4)	Curian/AQR Risk Parity Fund	Curian/The Boston Company Equity Income Fund
CG - Moderate Fund(1)(4)	Curian/Ashmore Emerging Market Small Cap Equity Fund	Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund
CG - Moderate Growth Fund(1)(4)	Curian/Baring International Fixed Income Fund	Curian/UBS Global Long Short Fixed Income Opportunities Fund
CG - Multi-Strategy Income Fund(1)(4)	Curian/BlackRock Global Long Short Credit Fund	Curian/Urdang International REIT Fund
CG - Real Assets Fund(1)(4)	Curian/DFA U.S. Micro Cap Fund	Curian/Van Eck International Gold Fund
CG - Tactical Maximum Growth Fund(1)(4)

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 1 – Organization (continued)

JNL Series Trust
JNL Disciplined Growth Fund(1)	JNL/Franklin Templeton International Small Cap Growth Fund	JNL/MC Small Cap Index Fund(3)
JNL Disciplined Moderate Fund(1)	JNL/Franklin Templeton Mutual Shares Fund	JNL/MC Utilities Sector Fund(3)
JNL Disciplined Moderate Growth Fund(1)	JNL/Franklin Templeton Small Cap Value Fund	JNL/Morgan Stanley Mid Cap Growth Fund
JNL Institutional Alt 20 Fund(1)	JNL/Goldman Sachs Core Plus Bond Fund	JNL/Neuberger Berman Strategic Income Fund
JNL Institutional Alt 35 Fund(1)	JNL/Goldman Sachs Emerging Markets Debt Fund	JNL/Oppenheimer Global Growth Fund
JNL Institutional Alt 50 Fund(1)	JNL/Goldman Sachs Mid Cap Value Fund	JNL/PIMCO Real Return Fund
JNL Institutional Alt 65 Fund(1)(2)	JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/PIMCO Total Return Bond Fund
JNL/American Funds Balanced Allocation Fund(1)	JNL/Invesco Global Real Estate Fund	JNL/PPM America Floating Rate Income Fund(1)
JNL/American Funds Blue Chip Income and Growth Fund	JNL/Invesco International Growth Fund	JNL/PPM America High Yield Bond Fund(1)
JNL/American Funds Global Bond Fund	JNL/Invesco Large Cap Growth Fund	JNL/PPM America Mid Cap Value Fund(1)
JNL/American Funds Global Small Capitalization Fund	JNL/Invesco Mid Cap Value Fund	JNL/PPM America Small Cap Value Fund(1)
JNL/American Funds Growth Allocation Fund(1)	JNL/Invesco Small Cap Growth Fund	JNL/PPM America Value Equity Fund(1)
JNL/American Funds Growth-Income Fund	JNL/Ivy Asset Strategy Fund	JNL/Red Rocks Listed Private Equity Fund
JNL/American Funds International Fund	JNL/JPMorgan International Value Fund	JNL/S&P 4 Fund(1)
JNL/American Funds New World Fund	JNL/JPMorgan MidCap Growth Fund	JNL/S&P Competitive Advantage Fund
JNL/AQR Managed Futures Strategy Fund	JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/S&P Dividend Income & Growth Fund
JNL/BlackRock Commodity Securities Strategy Fund	JNL/Lazard Emerging Markets Fund	JNL/S&P Intrinsic Value Fund
JNL/BlackRock Global Allocation Fund	JNL/M&G Global Basics Fund(1)(	JNL/S&P Managed Aggressive Growth Fund
JNL/BlackRock Large Cap Select Growth Fund	JNL/M&G Global Leaders Fund(1) 7)	JNL/S&P Managed Conservative Fund
JNL/Brookfield Global Infrastructure Fund	JNL/MC 10 x 10 Fund(1) (3)	JNL/S&P Managed Growth Fund
JNL/Capital Guardian Global Balanced Fund	JNL/MC Bond Index Fund(3)	JNL/S&P Managed Moderate Fund
JNL/Capital Guardian Global Diversified Research Fund	JNL/MC Dow Jones U.S. Contrarian Opportunities Index Fund(3)	JNL/S&P Managed Moderate Growth Fund
JNL/DFA U.S. Core Equity Fund	JNL/MC Emerging Markets Index Fund(3)	JNL/S&P Total Yield Fund
JNL/Eagle SmallCap Equity Fund	JNL/MC European 30 Fund(3)	JNL/T. Rowe Price Established Growth Fund
JNL/Eastspring Investments Asia ex-Japan Fund(1)	JNL/MC Global Alpha Fund(3)	JNL/T. Rowe Price Mid-Cap Growth Fund
JNL/Eastspring Investments China-India Fund(1)	JNL/MC Index 5 Fund(1) (3)	JNL/T. Rowe Price Short-Term Bond Fund
JNL/Franklin Templeton Founding Strategy Fund(1)	JNL/MC International Index Fund(3)	JNL/T. Rowe Price Value Fund
JNL/Franklin Templeton Global Growth Fund	JNL/MC Pacific Rim 30 Fund(3)	JNL/WMC Balanced Fund
JNL/Franklin Templeton Global Multisector Bond Fund	JNL/MC S&P 400 MidCap Index Fund(3)	JNL/WMC Money Market Fund
JNL/Franklin Templeton Income Fund	JNL/MC S&P 500 Index Fund(3)	JNL/WMC Value Fund

JNL Variable Fund LLC
JNL/MC 25 Fund(3)	JNL/MC Healthcare Sector Fund(3)	JNL/MC S&P® 24 Fund(3)
JNL/MC Communications Sector Fund(3)	JNL/MC JNL 5 Fund(3)	JNL/MC S&P® SMid 60 Fund(3)
JNL/MC Consumer Brands Sector Fund(3)	JNL/MC JNL Optimized 5 Fund(3)	JNL/MC Select Small-Cap Fund(3)(7)
JNL/MC Dow SM 10 Fund(3)	JNL/MC Nasdaq® 25 Fund(3)	JNL/MC Technology Sector Fund(3)
JNL/MC Dow SM Dividend Fund(3)(7)	JNL/MC NYSE® International 25 Fund(3)	JNL/MC Value Line® 30 Fund(3)
JNL/MC Financial Sector Fund(3)	JNL/MC Oil & Gas Sector Fund(3)	JNL/MC VIP Fund(3)(7)
JNL/MC Global 15 Fund(3)	JNL/MC S&P® 10 Fund(3)(7)

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 1 – Organization (continued)

Jackson National Asset Management, LLC serves as investment adviser for the Funds comprising the JNL Series Trust and the JNL Variable Fund LLC and Curian Capital, LLC (collectively the “Advisers”) serve as investment adviser for the Funds comprising the Curian Variable Series Trust, both Advisers are wholly-owned subsidiaries of Jackson and receive fees for their services from each Fund.

During the year ended December 31, 2013, the following Funds changed names:

PRIOR FUND NAME	CURRENT FUND NAME	EFFECTIVE DATE
CG – Balanced Income Fund	CG – Moderate Fund (6)	April 29, 2013
CG – Institutional Alt 100 Fund	CG – Institutional Alt 100 Moderate Fund (6)	April 29, 2013
CG – Maximize Income Fund	CG – Conservative Fund (6)	April 29, 2013
CG – Rising Income Fund	CG – Equity Income Fund (6)	April 29, 2013
Curian Dynamic Risk Advantage – Aggressive Fund	Curian Dynamic Risk Advantage – Growth Fund(6)	April 29, 2013
JNL/BlackRock Commodity Securities Fund	JNL/BlackRock Commodity Securities Strategy Fund(6)	April 29, 2013
Curian/UBS Global Long Short Income Opportunities Fund	Curian/UBS Global Long Short Fixed Income Opportunities Fund(6)	September 16, 2013
JNL/Lazard Mid Cap Equity Fund	JNL/Invesco Mid Cap Value Fund(5)	September 16, 2013
JNL/UBS Large Cap Select Growth Fund	JNL/BlackRock Large Cap Select Growth Fund(5)	September 16, 2013

During the year ended December 31, 2013, the following acquisitions were completed:

ACQUIRED FUND	ACQUIRING FUND	DATE OF ACQUISITION
JNL/M&G Global Leaders Fund	JNL/Franklin Templeton Global Growth Fund	September 13, 2013
JNL/MC Dow Dividend Fund	JNL/S&P Dividend Income & Growth Fund	September 13, 2013
JNL/MC S&P 10 Fund	JNL/MC S&P 24 Fund	September 13, 2013
JNL/MC Select Small-Cap Fund	JNL/MC Small Cap Index Fund	September 13, 2013
JNL/MC VIP Fund	JNL/MC S&P 500 Index Fund	September 13, 2013

(1)	These Funds are advised or sub-advised by affiliates of Jackson.
(2)	JNL Institutional Alt 65 Fund is closed to new contract owners.
(3)	MC denotes the sub-adviser Mellon Capital throughout these financial statements. Mellon Capital was formerly known as Mellon Capital Management.
(4)	CG denotes the Fund of Fund group Curian Guidance throughout these financial statements.
(5)	These name changes are due to changes in sub-adviser.
(6)	These name changes were completed to align the Fund name with the investment strategy.
(7)	These Funds are no longer available as of December 31, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 2 – Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Separate Account in the preparation of its financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the reporting period.  Actual results could differ from those estimates.

Investments

The Separate Account’s Investment Divisions’ investments in the corresponding Funds are stated at the closing net asset values of the respective Funds, which represent fair value.  The average cost method is used in determining the cost of the shares sold on withdrawals by the Investment Divisions of the Separate Account.  Investments in the Funds are recorded on trade date for financial reporting purposes.  Realized gain distributions and dividend income distributions received from the Funds are reinvested in additional shares of the Funds and are recorded as gain or income to the Investment Divisions of the Separate Account on the ex-dividend date.

Federal Income Taxes

The operations of the Separate Account are taxed as part of the operations of Jackson, which is taxed as a “life insurance company” under the provisions of the Internal Revenue Code.  Under current law, no federal income taxes are payable with respect to the Separate Account.  Therefore, no federal income tax provision is required.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 740 “Income Taxes” provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC Topic 740 establishes for all entities, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. FASB ASC Topic 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Separate Account’s tax return to determine whether the tax positions are “more-likely- than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax expense in the current year. The Interpretation requires that management evaluate the tax positions taken in the returns which remain subject to examination by the Internal Revenue Service and other tax jurisdictions. Jackson National Asset Management (“JNAM”), a subsidiary of Jackson, completed an evaluation of the Separate Account’s tax positions and based on that evaluation, determined that no provision for federal income tax is required in the Separate Account’s financial statements during the year ended December 31, 2013.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures”

This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements.  Various inputs are used in determining the value of an entity’s investments under FASB ASC Topic 820 guidance.  The inputs are summarized into three broad categories:

●
Level 1 includes valuations based on quoted prices of identical securities in active markets, including valuations for securities listed on a national or foreign stock exchange or investments in mutual funds and securities lending collateral, which is valued as a practical expedient at its daily reported Net Asset Value (“NAV”).

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 2 – Significant Accounting Policies (continued)

●
Level 2 includes valuations determined from significant direct or indirect observable inputs.  Direct observable inputs include broker quotes, third party prices, closing prices of similar securities in active markets, closing prices for identical or similar securities in non-active markets or corporate action or reorganization entitlement values.  Indirect significant observable inputs include factors such as interest rates, yield curves, prepayment speeds or credit ratings.  Level 2 includes valuations for fixed income securities, including term loans, OTC derivatives, centrally cleared swap agreements, broker quotes in active markets, securities subject to corporate actions, securities valued at amortized cost, international equity securities priced by an independent statistical fair value pricing service, swap agreements valued by pricing services or ADRs and GDRs for which quoted prices in active markets are not available.

●
Level 3 includes valuations determined from significant unobservable inputs including an entity’s own assumptions in determining the fair value of the investment.  Inputs used to determine the fair value of Level 3 securities include security specific inputs such as: credit quality, credit rating spreads, issuer news, trading characteristics, call features, maturity or anticipated cash flows; or industry specific inputs such as: trading activity of similar markets or securities, changes in the security’s underlying index or changes in comparable securities’ models.  Level 3 valuations include securities that are priced based on single source broker quotes, where prices may be unavailable due to halted trading, restricted to resale due to market events, private placements, newly issued or investments for which reliable quotes are otherwise not available.

The inputs or methodology used for valuing Funds are not necessarily an indication of the risk associated with investing in those Funds. The characterization of the underlying securities held by the Funds in accordance with FASB ASC Topic 820 differs from the characterization of the Separate Account’s Investment Divisions’ investment in the corresponding Funds.  As of December 31, 2013, all of the Separate Account’s Investment Divisions’ investment in each of the corresponding Funds are valued as a practical expedient at their daily reported NAVs.  Therefore, all investments in Funds have been categorized as Level 1.

For the year ended December 31, 2013, there were no transfers out of Level 1 securities.

Note 3 – Contract Charges

Under the term of the contracts, certain charges are allocated to the contract owner to compensate Jackson’s for providing the insurance benefits set forth in the contracts, administering the contracts, distributing the contracts, and assuming certain risks in connection with the contracts.  These charges result in a reduction in contract unit value or redemptions of contract units in the number of contract units outstanding.

Contract Owner Charges

The following charges are assessed to the contract owner by redemption of contract units outstanding:

Contract Maintenance Charge

An annual contract maintenance charge of $35 - $50 is charged against each contract to reimburse Jackson for expenses incurred in establishing and maintaining records relating to the contract.  The contract maintenance charge is assessed on each anniversary of the contract date that occurs prior to the annuity date or in conjunction with a total withdrawal, as applicable.  This charge is only imposed if the contract value is less than $50,000 on the date when the charge is assessed.  The charge is deducted by redemption of contract units.  For the years ended December 31, 2013 and 2012, contract maintenance charges were assessed in the amount of $9,397,700 and $3,018,530, respectively.

Transfer Charge

A transfer charge of $25 will apply to transfers made by contract owners between the Investment Divisions in excess of 15 transfers in a contract year.  Contract year is defined as the succeeding twelve months from the contract issue date.  Jackson may waive the transfer charge in connection with pre-authorized automatic transfer programs, or in those states where a lesser charge is required.  This charge will be deducted from the amount transferred prior to the allocation to a different Investment Division.  For the years ended December 31, 2013 and 2012, transfer charges were assessed in the amount of $44,812 and $29,545, respectively.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 3 – Contract Charges (continued)

Surrender or Contingent Deferred Sales Charge

During the first three to nine contract years, certain contracts include a provision for a charge upon the surrender or partial surrender of the contract.  The amount assessed under the contract terms, if any, depends upon the cost associated with distributing the particular contracts.  The amount, if any, is determined based on a number of factors, including the amount withdrawn, the contract year of surrender, or the number and amount of withdrawals in a calendar year.  The surrender charges are assessed by Jackson and withheld from the proceeds of the withdrawals.  For the years ended December 31, 2013 and 2012, surrender charges were assessed in the amount of $52,189,880 and $40,792,400, respectively.

Optional Benefit Charges

Guaranteed Minimum Income Benefit Charge.  If this benefit has been selected, Jackson will assess an annual charge of 0.40% to 0.87%, depending on the contract, of the Guaranteed Minimum Income Benefit (GMIB) base.   The charge will be deducted each calendar quarter from the contract value by redemption of contract units.

Guaranteed Minimum Accumulation Benefit Charge.  If this benefit has been selected, Jackson will assess an annual charge of 1.00% to 1.02% of the Guaranteed Value (GV).  The charge will be deducted each calendar quarter from the contract value by redemption of contract units.

Guaranteed Minimum Withdrawal Benefit Charge.  If this benefit has been selected, Jackson will assess an annual charge of 0.50% to 3.00%, depending on the contract, of the Guaranteed Withdrawal Balance (GWB).  The charge will be deducted each calendar quarter from the contract value by redemption of contract units.

Guaranteed Minimum Death Benefit Charge.  If any of the optional death benefits are selected that are available under the contract, Jackson will assess an annual charge of 0.60% to 1.80%, depending on the contract, of the Death Benefit base.  The charge will be deducted each contract quarter from the contract value by redemption of contract units.

Asset-based Charges

The following charges are assessed to the contract owner by a reduction in contract unit value:

Insurance Charges

Jackson deducts a daily charge for administrative expenses from the net assets of the Separate Account equivalent to an annual rate of 0.15%.  In designated products, this expense is waived for contracts valued greater than $1 million, refer to the product prospectus for eligibility.  The administration charge is designed to reimburse Jackson for expenses incurred in administering the Separate Account and its contracts and reduces the contract unit value.

Jackson deducts a daily base contract charge from the net assets of the Separate Account equivalent to an annual rate of 0.15% to 1.65% for the assumption of mortality and expense risks.  The mortality risk assumed by Jackson is that the insured may receive benefits greater than those anticipated by Jackson.  The expense risk assumed by Jackson is that the actual cost of administering the contracts of the Separate Account may exceed the amount received from the Administration Charge and the Contract Maintenance Charge.

Optional Benefit Charges

Earnings Protection Benefit Charge.  If this benefit option has been selected, Jackson will make an additional deduction of 0.20% to 0.45%, depending on the contract chosen, on an annual basis of the average daily net asset value of the contract owner’s allocations to the Investment Divisions.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 3 – Contract Charges (continued)

Contract Enhancement Charge.  If one of the contract enhancement benefits is selected, then for a period of five to nine contract years, Jackson will make an additional deduction based upon the average daily net asset value of the contract owner’s allocations to the Investment Divisions.  The amounts of these charges depend upon the contract enhancements selected and range from 0.395% to 0.832%.

Withdrawal Charge Period.  If the optional three, four, or five-year withdrawal charge period feature is selected, Jackson will deduct 0.45%, 0.40%, or 0.30%, respectively, on an annual basis of the average daily net asset value of the contract owner’s allocations to the Investment Divisions.

20% Additional Free Withdrawal Charge.  If a contract owner selects the optional feature that permits you to withdraw up to 20% of premiums that are still subject to a withdrawal charge minus earnings during a contract year without withdrawal charge, Jackson will deduct 0.30% to 0.40% on an annual basis of the average daily net assets value of the contract owner’s allocations to the Investment Divisions.

Optional Death Benefit Charges.  If any of the optional death benefits are selected that are available under the contract, Jackson will make an additional deduction of 0.15% to 0.80% on an annual basis of the average daily net asset value of the contract owner’s allocations to the Investment Divisions, based on the optional death benefit selected.

Premium Taxes

Some states and other governmental entities charge premium taxes or other similar taxes.  Jackson pays these taxes and may make a deduction from the value of the contract for them.  Premium taxes generally range from 0% to 3.5% depending on the state.

Note 4 – Related Party Transactions

For contract enhancement benefits related to the optional benefits offered, Jackson contributed $12,920,132 and $109,631,295 to the Separate Account in the form of additional premium to contract owners’ accounts for the years ended December 31, 2013 and 2012, respectively.  These amounts are included in purchase payments received from contract owners.

Note 5 – Purchases and Sales of Investments

For the year ended December 31, 2013, cost of purchases and proceeds from sales of the Investment Divisions’ investments in the corresponding Funds are as follows:

Curian Variable Series Trust
	Cost ofPurchases	Proceeds from Sales		Cost ofPurchases	Proceeds from Sales
CG - Conservative Fund	$52,311,293	$21,319,357	CG - Interest Rate Opportunities Fund	$31,815,405	$3,247,583
CG - Equity 100 Fund	45,462,410	5,635,043	CG - International Opportunities Conservative Fund	2,233,754	427,240
CG - Equity Income Fund	29,826,988	7,263,259	CG - International Opportunities Growth Fund	4,821,793	493,642
CG - Fixed Income 100 Fund	25,679,544	9,013,306	CG - International Opportunities Moderate Fund	5,374,468	665,501
CG - Growth Fund	46,385,798	5,031,775	CG - Maximum Growth Fund	45,692,760	8,112,812
CG - Institutional Alt 100 Conservative Fund	19,758,547	2,224,044	CG - Moderate Fund	134,975,293	21,078,177
CG - Institutional Alt 100 Growth Fund	39,641,006	3,487,085	CG - Moderate Growth Fund	194,974,160	24,882,966
CG - Institutional Alt 100 Moderate Fund	182,929,735	50,010,374	CG - Multi-Strategy Income Fund	23,384,725	3,382,012
CG - Institutional Alt 65 Fund	73,922,727	19,117,982	CG - Real Assets Fund	5,287,296	356,857

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 5 – Purchases and Sales of Investments (continued)

Curian Variable Series Trust (continued)
	Cost ofPurchases	Proceeds from Sales		Cost ofPurchases	Proceeds from Sales
CG - Tactical Maximum Growth Fund	$48,485,028	$9,001,547	Curian/DoubleLine Total Return Fund	$5,514,708	$314,870
CG - Tactical Moderate Growth Fund	175,273,401	33,354,012	Curian/Eaton Vance Global Macro Absolute Return Advantage Fund	9,216,449	1,723,340
Curian Dynamic Risk Advantage – Diversified Fund	197,722,875	58,512,015	Curian/Epoch Global Shareholder Yield Fund	15,969,396	1,553,864
Curian Dynamic Risk Advantage – Growth Fund	49,904,293	12,663,171	Curian/FAMCO Flex Core Covered Call Fund	46,980,544	6,000,698
Curian Dynamic Risk Advantage – Income Fund	117,483,935	41,196,980	Curian/Franklin Templeton Frontier Markets Fund	9,887,547	696,974
Curian Focused International Equity Fund	661,390	248,727	Curian/Franklin Templeton Natural Resources Fund	14,167,735	2,467,601
Curian Focused U.S. Equity Fund	518,425	4,440	Curian/Lazard International Strategic Equity Fund	3,365,697	167,991
Curian Long Short Credit Fund	6,281,639	883,360	Curian/Neuberger Berman Currency Fund	9,843,167	2,408,401
Curian Tactical Advantage 35 Fund	24,142,965	9,422,032	Curian/Nicholas Convertible Arbitrage Fund	34,669,295	6,532,729
Curian Tactical Advantage 60 Fund	60,283,180	9,770,868	Curian/PIMCO Credit Income Fund	20,939,112	13,648,181
Curian Tactical Advantage 75 Fund	50,046,504	8,331,953	Curian/PineBridge Merger Arbitrage Fund	57,617,954	20,532,396
Curian/Aberdeen Latin America Fund	1,497,213	201,814	Curian/Schroder Emerging Europe Fund	1,988,154	438,771
Curian/American Funds® Global Growth Fund	4,986,042	145,941	Curian/T. Rowe Price Capital Appreciation Fund	9,622,739	564,550
Curian/American Funds® Growth Fund	35,014,618	6,013,695	Curian/TBC Equity Income Fund*	26,963,587	3,072,582
Curian/AQR Risk Parity Fund	1,493,610	135,840	Curian/TBC Multi-Alpha Market Neutral Equity Fund*	14,949,530	6,434,840
Curian/Ashmore Emerging Market Small Cap Equity Fund	1,634,133	185,616	Curian/UBS Global Long Short Fixed Income Opportunities Fund	8,920,635	1,167,955
Curian/Baring International Fixed Income Fund	1,982,682	756,027	Curian/Urdang International REIT Fund	3,450,763	400,290
Curian/BlackRock Global Long Short Credit Fund	25,106,396	3,131,901	Curian/Van Eck International Gold Fund	16,528,225	4,857,607
Curian/DFA U.S. Micro Cap Fund	15,365,391	1,647,118

JNL Series Trust
	Cost of Purchases	Proceeds from Sales		Cost of Purchases	Proceeds from Sales
JNL Disciplined Growth Fund	$228,819,395	$78,154,138	JNL/American Funds Growth-Income Fund	$668,873,586	$246,112,080
JNL Disciplined Moderate Fund	361,891,252	153,366,540	JNL/American Funds International Fund	193,668,626	81,353,253
JNL Disciplined Moderate Growth Fund	440,024,678	153,679,514	JNL/American Funds New World Fund	236,761,191	114,680,340
JNL Institutional Alt 20 Fund	416,243,824	208,861,252	JNL/AQR Managed Futures Strategy Fund	62,401,935	8,152,478
JNL Institutional Alt 35 Fund	543,429,474	358,151,135	JNL/BlackRock Commodity Securities Strategy Fund	251,168,904	264,043,094
JNL Institutional Alt 50 Fund	849,175,169	579,598,180	JNL/BlackRock Global Allocation Fund	1,148,834,649	302,923,147
JNL Institutional Alt 65 Fund	52,922,988	221,956,313	JNL/BlackRock Large Cap Select Growth Fund	139,478,054	112,112,791
JNL/American Funds Balanced Allocation Fund	306,529,385	49,198,224	JNL/Brookfield Global Infrastructure Fund	305,363,461	50,314,340
JNL/American Funds Blue Chip Income and Growth Fund	407,597,786	154,112,709	JNL/Capital Guardian Global Balanced Fund	93,111,190	81,456,933
JNL/American Funds Global Bond Fund	169,534,833	156,601,681	JNL/Capital Guardian Global Diversified Research Fund	77,156,255	74,971,893
JNL/American Funds Global Small Capitalization Fund	124,993,829	59,180,803	JNL/DFA U.S. Core Equity Fund	195,688,747	68,251,507
JNL/American Funds Growth Allocation Fund	259,644,646	41,766,661	JNL/Eagle SmallCap Equity Fund	417,004,025	215,916,816

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 5 – Purchases and Sales of Investments (continued)

JNL Series Trust (continued)
	Cost of Purchases	Proceeds from Sales		Cost of Purchases	Proceeds from Sales
JNL/Eastspring Investments Asia ex-Japan Fund	$64,451,239	$69,330,482	JNL/MC Pacific Rim 30 Fund	$71,918,336	$38,122,090
JNL/Eastspring Investments China-India Fund	120,061,145	124,960,962	JNL/MC S&P 400 MidCap Index Fund	529,179,079	241,436,824
JNL/Franklin Templeton Founding Strategy Fund	291,938,298	230,434,003	JNL/MC S&P 500 Index Fund	1,133,209,151	501,372,457
JNL/Franklin Templeton Global Growth Fund	224,891,096	93,381,437	JNL/MC Small Cap Index Fund	661,869,110	247,806,657
JNL/Franklin Templeton Global Multisector Bond Fund	531,786,711	230,963,503	JNL/MC Utilities Sector Fund	3,403,394	385,372
JNL/Franklin Templeton Income Fund	584,984,308	276,346,336	JNL/Morgan Stanley Mid Cap Growth Fund	54,027,083	16,008,656
JNL/Franklin Templeton International Small Cap Growth Fund	211,911,614	113,121,540	JNL/Neuberger Berman Strategic Income Fund	126,997,663	59,201,714
JNL/Franklin Templeton Mutual Shares Fund	144,215,935	89,107,575	JNL/Oppenheimer Global Growth Fund	220,110,763	100,827,954
JNL/Franklin Templeton Small Cap Value Fund	255,350,957	133,898,690	JNL/PIMCO Real Return Fund	616,886,455	1,075,860,787
JNL/Goldman Sachs Core Plus Bond Fund	240,943,369	316,388,783	JNL/PIMCO Total Return Bond Fund	1,005,816,178	1,701,816,938
JNL/Goldman Sachs Emerging Markets Debt Fund	66,971,353	93,381,645	JNL/PPM America Floating Rate Income Fund	1,062,635,213	274,861,696
JNL/Goldman Sachs Mid Cap Value Fund	312,290,663	161,861,557	JNL/PPM America High Yield Bond Fund	1,051,969,821	832,265,508
JNL/Goldman Sachs U.S. Equity Flex Fund	72,009,822	50,404,183	JNL/PPM America Mid Cap Value Fund	219,044,042	143,296,917
JNL/Invesco Global Real Estate Fund	468,332,063	250,734,765	JNL/PPM America Small Cap Value Fund	157,615,698	91,590,340
JNL/Invesco International Growth Fund	210,579,168	122,716,415	JNL/PPM America Value Equity Fund	83,534,910	71,244,069
JNL/Invesco Large Cap Growth Fund	209,386,029	131,380,524	JNL/Red Rocks Listed Private Equity Fund	131,539,762	89,841,735
JNL/Invesco Mid Cap Value Fund	69,944,378	73,725,464	JNL/S&P 4 Fund	1,599,358,282	473,794,465
JNL/Invesco Small Cap Growth Fund	287,909,726	135,095,002	JNL/S&P Competitive Advantage Fund	373,381,519	166,293,617
JNL/Ivy Asset Strategy Fund	856,152,724	387,250,254	JNL/S&P Dividend Income & Growth Fund	1,038,433,602	320,548,833
JNL/JPMorgan International Value Fund	164,198,336	95,356,707	JNL/S&P Intrinsic Value Fund	480,160,555	229,320,067
JNL/JPMorgan MidCap Growth Fund	237,705,575	125,141,397	JNL/S&P Managed Aggressive Growth Fund	427,595,205	249,820,030
JNL/JPMorgan U.S. Government & Quality Bond Fund	247,598,486	483,339,853	JNL/S&P Managed Conservative Fund	459,778,482	640,444,273
JNL/Lazard Emerging Markets Fund	87,301,075	180,180,944	JNL/S&P Managed Growth Fund	1,033,165,594	545,685,422
JNL/M&G Global Basics Fund	21,150,915	23,959,515	JNL/S&P Managed Moderate Fund	728,458,218	595,471,244
JNL/M&G Global Leaders Fund**	19,203,572	65,205,857	JNL/S&P Managed Moderate Growth Fund	1,240,837,640	778,481,683
JNL/MC 10 x 10 Fund	68,262,607	62,301,407	JNL/S&P Total Yield Fund	344,025,667	165,206,444
JNL/MC Bond Index Fund	170,939,024	211,418,569	JNL/T. Rowe Price Established Growth Fund	671,897,504	442,298,118
JNL/MC Dow Jones U.S. Contrarian Opportunities Index Fund	72,982,313	26,624,178	JNL/T. Rowe Price Mid-Cap Growth Fund	704,405,624	446,031,038
JNL/MC Emerging Markets Index Fund	301,325,937	111,978,279	JNL/T. Rowe Price Short-Term Bond Fund	459,073,924	400,581,761
JNL/MC European 30 Fund	115,437,841	25,499,219	JNL/T. Rowe Price Value Fund	499,820,684	297,445,354
JNL/MC Global Alpha Fund	14,285,613	13,932,968	JNL/WMC Balanced Fund	932,739,038	425,173,231
JNL/MC Index 5 Fund	157,900,328	103,966,405	JNL/WMC Money Market Fund	2,080,457,482	2,007,482,051
JNL/MC International Index Fund	253,204,299	144,446,957	JNL/WMC Value Fund	249,172,047	149,541,857

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 5 – Purchases and Sales of Investments (continued)

JNL Variable Fund LLC
	Cost ofPurchases	Proceeds from Sales		Cost ofPurchases	Proceeds from Sales
JNL/MC 25 Fund	$371,506,334	$218,005,253	JNL/MC Nasdaq® 25 Fund	$186,384,058	$132,102,347
JNL/MC Communications Sector Fund	81,776,928	64,370,645	JNL/MC NYSE® International 25 Fund	28,770,207	37,781,517
JNL/MC Consumer Brands Sector Fun	337,511,460	160,103,047	JNL/MC Oil & Gas Sector Fund	387,676,965	316,772,992
JNL/MC Dow SM 10 Fund	170,275,917	187,303,490	JNL/MC S&P® 10 Fund**	44,911,906	347,213,536
JNL/MC Dow SM Dividend Fund**	110,264,773	515,279,202	JNL/MC S&P® 24 Fund	325,652,255	56,787,614
JNL/MC Financial Sector Fund	281,802,127	144,958,515	JNL/MC S&P® SMid 60 Fund	178,707,619	99,004,643
JNL/MC Global 15 Fund	92,064,199	152,272,162	JNL/MC Select Small-Cap Fund**	53,679,122	350,910,559
JNL/MC Healthcare Sector Fund	602,001,062	227,530,869	JNL/MC Technology Sector Fund	217,361,503	146,338,558
JNL/MC JNL 5 Fund	450,117,118	774,847,052	JNL/MC Value Line® 30 Fund	82,519,460	138,270,966
JNL/MC JNL Optimized 5 Fund	72,942,782	108,106,386	JNL/MC VIP Fund**	25,854,717	294,911,050

* TBC denotes the sub-adviser The Boston Company throughout footnote 5.
**No longer available as of September 13, 2013.

Note 6 – Subsequent Events

Management evaluated subsequent events for the Separate Account through the date the financial statements are issued, and has concluded there are no events that require financial statement disclosure or adjustments to the financial statements.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights

The following is a summary for each period in the five-year period ended December 31, 2013, of unit values, total returns and expense ratios for variable annuity contracts with the highest and lowest expense ratios in addition to certain other Investment Division data. Unit values for Investment Divisions that do not have any assets at period end are calculated based on the net asset value of the underlying Fund less expenses charged directly to that Investment Division of the Separate Account.

	CG - Conservative Fund(a)	CG - Equity 100 Fund(b)	CG - Equity Income Fund(a)	CG - Fixed Income 100 Fund(b)	CG - Growth Fund(c)	CG - Institutional Alt 100 Conservative Fund(c)	CG - Institutional Alt 100 Growth Fund(c)	CG - Institutional Alt 100 Moderate Fund(a)	CG - Institutional Alt 65 Fund(a)	CG - Interest Rate Opportunities Fund(c)

Highest expense ratio
Period ended December 31, 2013

Unit Value	$10.458910	$12.909766	$11.964132	$9.676527	$10.848221	$9.916106	$10.094602	$10.377791	$11.074681	$9.757449
Total Return *	-0.40%	25.57%	15.34%	-3.63%	6.60%***	-1.02%***	0.65%***	2.59%	7.28%	-2.42%***
Ratio of Expenses **	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%

Period ended December 31, 2012

Unit Value	$10.501283	$10.280954	$10.372755	$10.041477	n/a	n/a	n/a	$10.115887	$10.323314	n/a
Total Return *	5.20%***	1.76%***	2.32%***	0.64%***	n/a	n/a	n/a	1.38%***	2.67%***	n/a
Ratio of Expenses **	1.25%	1.25%	1.25%	1.25%	n/a	n/a	n/a	1.25%	1.25%	n/a

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations September 10, 2012.
(c)	Commencement of operations April 29, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	CG - Conservative Fund(a)	CG - Equity 100 Fund(b)	CG - Equity Income Fund(a)	CG - Fixed Income 100 Fund(b)	CG - Growth Fund(c)	CG - Institutional Alt 100 Conservative Fund(c)	CG - Institutional Alt 100 Growth Fund(c)	CG - Institutional Alt 100 Moderate Fund(a)	CG - Institutional Alt 65 Fund(a)	CG - Interest Rate Opportunities Fund(c)

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$10.538630	$12.976876	$12.055147	$9.727185	$10.877509	$9.942871	$10.121845	$10.456632	$11.159072	$9.783791
Total Return *	0.00%	26.07%	11.94%***	-2.97%***	7.44%***	0.91%***	4.84%***	3.00%	7.71%	0.65%***
Ratio of Expenses **	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%

Period ended December 31, 2012

Unit Value	$10.539085	$10.293138	$10.396103	$10.049198	n/a	n/a	n/a	$10.152050	$10.360450	n/a
Total Return *	6.22%***	2.62%***	2.47%***	0.52%***	n/a	n/a	n/a	5.94%***	7.36%***	n/a
Ratio of Expenses **	0.85%	0.85%	1.00%	1.00%	n/a	n/a	n/a	0.85%	0.85%	n/a

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations September 10, 2012.
(c)	Commencement of operations April 29, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	CG - Conservative Fund(a)	CG - Equity 100 Fund(b)	CG - Equity Income Fund(a)	CG - Fixed Income 100 Fund(b)	CG - Growth Fund(c)	CG - Institutional Alt 100 Conservative Fund(c)	CG - Institutional Alt 100 Growth Fund(c)	CG - Institutional Alt 100 Moderate Fund(a)	CG - Institutional Alt 65 Fund(a)	CG - Interest Rate Opportunities Fund(c)

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$55,255	$49,262	$43,192	$22,059	$43,816	$17,739	$37,070	$275,260	$107,396	$28,938
Units Outstanding (in thousands)	5,268	3,806	3,599	2,275	4,033	1,787	3,667	26,425	9,662	2,962
Investment Income Ratio *	0.74%	0.11%	0.49%	0.55%	0.00%	0.00%	0.00%	0.03%	0.17%	0.00%

Period ended December 31, 2012

Net Assets (in thousands)	$24,477	$3,443	$16,286	$6,020	n/a	n/a	n/a	$135,531	$46,331	n/a
Units Outstanding (in thousands)	2,328	335	1,568	599	n/a	n/a	n/a	13,376	4,480	n/a
Investment Income Ratio *	0.00%	0.00%	0.00%	0.00%	n/a	n/a	n/a	0.00%	0.00%	n/a

Period ended December 31, 2011

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations September 10, 2012.
(c)	Commencement of operations April 29, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	CG - International Opportunities Conservative Fund(b)	CG - International Opportunities Growth Fund(b)	CG - International Opportunities Moderate Fund(b)	CG - Maximum Growth Fund(a)	CG - Moderate Fund(a)	CG - Moderate Growth Fund(a)	CG - Multi-Strategy Income Fund(b)	CG - Real Assets Fund(b)	CG - Tactical Maximum Growth Fund(a)	CG - Tactical Moderate Growth Fund(a)

Highest expense ratio
Period ended December 31, 2013

Unit Value	$9.727702	$10.103960	$9.926114	$12.036999	$11.532390	$11.492164	$9.648447	$9.817049	$11.558091	$11.371351
Total Return *	-1.17%***	-0.81%***	-1.03%***	17.30%	10.76%	10.37%	-3.61%***	-2.22%***	13.92%	11.22%
Ratio of Expenses **	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%

Period ended December 31, 2012

Unit Value	n/a	n/a	n/a	$10.261285	$10.412286	$10.412310	n/a	n/a	$10.145630	$10.224428
Total Return *	n/a	n/a	n/a	1.55%***	3.07%***	2.82%***	n/a	n/a	1.01%***	1.76%***
Ratio of Expenses **	n/a	n/a	n/a	1.25%	1.25%	1.25%	n/a	n/a	1.25%	1.25%

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations April 29, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	CG - International Opportunities Conservative Fund(b)	CG - International Opportunities Growth Fund(b)	CG - International Opportunities Moderate Fund(b)	CG - Maximum Growth Fund(a)	CG - Moderate Fund(a)	CG - Moderate Growth Fund(a)	CG - Multi-Strategy Income Fund(b)	CG - Real Assets Fund(b)	CG - Tactical Maximum Growth Fund(a)	CG - Tactical Moderate Growth Fund(a)

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$9.744378	$10.131797	$9.952817	$12.131900	$11.620290	$11.579777	$9.674418	$9.833508	$11.645683	$11.458072
Total Return *	-0.62%***	1.32%***	0.26%***	17.78%	11.20%	10.81%	2.00%***	-3.00%***	14.38%	11.66%
Ratio of Expenses **	1.00%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	1.00%	0.85%	0.85%

Period ended December 31, 2012

Unit Value	n/a	n/a	n/a	$10.300908	$10.449759	$10.449811	n/a	n/a	$10.181703	$10.261265
Total Return *	n/a	n/a	n/a	6.31%***	5.03%***	2.98%***	n/a	n/a	0.56%***	2.33%***
Ratio of Expenses **	n/a	n/a	n/a	0.85%	0.85%	0.85%	n/a	n/a	0.85%	0.85%

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values.

Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations April 29, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	CG - International Opportunities Conservative Fund(b)	CG - International Opportunities Growth Fund(b)	CG - International Opportunities Moderate Fund(b)	CG - Maximum Growth Fund(a)	CG - Moderate Fund(a)	CG - Moderate Growth Fund(a)	CG - Multi-Strategy Income Fund(b)	CG - Real Assets Fund(b)	CG - Tactical Maximum Growth Fund(a)	CG - Tactical Moderate Growth Fund(a)

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$1,844	$4,524	$4,825	$65,551	$172,059	$252,989	$20,207	$4,999	$66,139	$228,188
Units Outstanding (in thousands)	189	447	485	5,422	14,870	21,932	2,092	509	5,698	19,989
Investment Income Ratio *	0.00%	0.00%	0.00%	0.17%	0.47%	0.19%	0.00%	0.00%	0.00%	0.38%

Period ended December 31, 2012

Net Assets (in thousands)	n/a	n/a	n/a	$20,322	$47,535	$65,697	n/a	n/a	$19,798	$69,877
Units Outstanding (in thousands)	n/a	n/a	n/a	1,976	4,559	6,299	n/a	n/a	1,948	6,823
Investment Income Ratio *	n/a	n/a	n/a	0.00%	0.00%	0.00%	n/a	n/a	0.00%	0.00%

Period ended December 31, 2011

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations April 29, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian Dynamic Risk Advantage - Diversified Fund(a)	Curian Dynamic Risk Advantage - Growth Fund(a)	Curian Dynamic Risk Advantage - Income Fund(a)	Curian Focused International Equity Fund(c)	Curian Focused U.S. Equity Fund(c)	Curian Long Short Credit Fund(b)	Curian Tactical Advantage 35 Fund(a)	Curian Tactical Advantage 60 Fund(a)	Curian Tactical Advantage 75 Fund(a)	Curian/Aberdeen Latin America Fund(b)

Highest expense ratio
Period ended December 31, 2013

Unit Value	$10.072268	$9.481418	$10.271724	$10.481899	$10.930272	$10.084594	$10.868074	$11.694230	$12.295763	$8.260382
Total Return *	0.83%	0.51%	0.17%	4.98%***	9.67%***	0.77%***	5.27%	12.29%	17.00%	-17.40%***
Ratio of Expenses **	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%

Period ended December 31, 2012

Unit Value	$9.989160	$9.433605	$10.254370	n/a	n/a	n/a	$10.323527	$10.413978	$10.508906	n/a
Total Return *	0.11%***	-6.27%***	1.96%***	n/a	n/a	n/a	2.59%***	2.53%***	3.28%***	n/a
Ratio of Expenses **	1.25%	1.25%	1.25%	n/a	n/a	n/a	1.25%	1.25%	1.25%	n/a

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations April 29, 2013.
(c)	Commencement of operations September 16, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian Dynamic Risk Advantage - Diversified Fund(a)	Curian Dynamic Risk Advantage - Growth Fund(a)	Curian Dynamic Risk Advantage - Income Fund(a)	Curian Focused International Equity Fund(c)	Curian Focused U.S. Equity Fund(c)	Curian Long Short Credit Fund(b)	Curian Tactical Advantage 35 Fund(a)	Curian Tactical Advantage 60 Fund(a)	Curian Tactical Advantage 75 Fund(a)	Curian/Aberdeen Latin America Fund(b)

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$10.148979	$9.553428	$10.350015	$10.489484	$10.936958	$10.111898	$10.950909	$11.783332	$12.389453	$8.282110
Total Return *	1.24%	0.91%	0.57%	4.81%***	8.95%***	4.42%***	5.70%	12.74%	17.47%	-16.31%***
Ratio of Expenses **	0.85%	0.85%	0.85%	1.00%	1.00%	0.85%	0.85%	0.85%	0.85%	0.85%

Period ended December 31, 2012

Unit Value	$10.025057	$9.467308	$10.291284	n/a	n/a	n/a	$10.360690	$10.451438	$10.546713	n/a
Total Return *	2.20%***	-2.40%***	4.56%***	n/a	n/a	n/a	5.48%***	7.21%***	7.02%***	n/a
Ratio of Expenses **	0.85%	0.85%	0.85%	n/a	n/a	n/a	0.85%	0.85%	0.85%	n/a

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations April 29, 2013.
(c)	Commencement of operations September 16, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian Dynamic Risk Advantage - Diversified Fund(a)	Curian Dynamic Risk Advantage - Growth Fund(a)	Curian Dynamic Risk Advantage - Income Fund(a)	Curian Focused International Equity Fund(c)	Curian Focused U.S. Equity Fund(c)	Curian Long Short Credit Fund(b)	Curian Tactical Advantage 35 Fund(a)	Curian Tactical Advantage 60 Fund(a)	Curian Tactical Advantage 75 Fund(a)	Curian/Aberdeen Latin America Fund(b)

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$238,700	$55,489	$149,064	$425	$538	$5,576	$32,732	$80,235	$70,581	$1,216
Units Outstanding (in thousands)	23,618	5,830	14,466	40	49	552	3,002	6,837	5,718	147
Investment Income Ratio *	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.07%

Period ended December 31, 2012

Net Assets (in thousands)	$98,448	$19,136	$72,577	n/a	n/a	n/a	$16,474	$23,236	$21,517	n/a
Units Outstanding (in thousands)	9,840	2,025	7,067	n/a	n/a	n/a	1,593	2,228	2,044	n/a
Investment Income Ratio *	0.00%	0.00%	2.78%	n/a	n/a	n/a	2.03%	2.11%	2.12%	n/a

Period ended December 31, 2011

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations April 29, 2013.
(c)	Commencement of operations September 16, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian/American Funds Global Growth Fund(d)	Curian/American Funds Growth Fund(a)	Curian/AQR Risk Parity Fund(d)	Curian/Ashmore Emerging Market Small Cap Equity Fund(c)	Curian/Baring International Fixed Income Fund(c)	Curian/BlackRock Global Long Short Credit Fund(c)	Curian/DFA U.S. Micro Cap Fund(b)	Curian/DoubleLine Total Return Fund(d)	Curian/Eaton Vance Global Macro Absolute Return Advantage Fund(c)	Curian/Epoch Global Shareholder Yield Fund(a)

Highest expense ratio
Period ended December 31, 2013

Unit Value	$10.960118	$13.500581	$10.023542	$10.314606	$9.543746	$10.015265	$14.286592	$9.963764	$9.440043	$12.904367
Total Return *	7.92%***	27.84%	-1.04%***	2.64%***	-4.56%***	0.38%***	41.85%	-0.35%***	-5.95%***	21.80%
Ratio of Expenses **	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%

Period ended December 31, 2012

Unit Value	n/a	$10.560434	n/a	n/a	n/a	n/a	$10.071414	n/a	n/a	$10.595041
Total Return *	n/a	4.07%***	n/a	n/a	n/a	n/a	0.79%***	n/a	n/a	2.34%***
Ratio of Expenses **	n/a	1.25%	n/a	n/a	n/a	n/a	1.25%	n/a	n/a	1.25%

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations September 10, 2012.
(c)	Commencement of operations April 29, 2013.
(d)	Commencement of operations September 16, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian/American Funds Global Growth Fund(d)	Curian/American Funds Growth Fund(a)	Curian/AQR Risk Parity Fund(d)	Curian/Ashmore Emerging Market Small Cap Equity Fund(c)	Curian/Baring International Fixed Income Fund(c)	Curian/BlackRock Global Long Short Credit Fund(c)	Curian/DFA U.S. Micro Cap Fund(b)	Curian/DoubleLine Total Return Fund(d)	Curian/Eaton Vance Global Macro Absolute Return Advantage Fund(c)	Curian/Epoch Global Shareholder Yield Fund(a)

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$10.972881	$13.603559	$10.030850	$10.342473	$9.569436	$10.042304	$14.361241	$9.975345	$9.465616	$13.002517
Total Return *	5.73%***	28.35%	-0.97%***	17.95%***	-1.59%***	0.47%***	38.46%***	-1.43%***	-1.37%***	22.28%
Ratio of Expenses **	0.85%	0.85%	1.00%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%

Period ended December 31, 2012

Unit Value	n/a	$10.598506	n/a	n/a	n/a	n/a	$10.079232	n/a	n/a	$10.633015
Total Return *	n/a	1.54%***	n/a	n/a	n/a	n/a	3.60%***	n/a	n/a	9.59%***
Ratio of Expenses **	n/a	0.85%	n/a	n/a	n/a	n/a	1.00%	n/a	n/a	0.85%

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations September 10, 2012.
(c)	Commencement of operations April 29, 2013.
(d)	Commencement of operations September 16, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian/American Funds Global Growth Fund(d)	Curian/American Funds Growth Fund(a)	Curian/AQR Risk Parity Fund(d)	Curian/Ashmore Emerging Market Small Cap Equity Fund(c)	Curian/Baring International Fixed Income Fund(c)	Curian/BlackRock Global Long Short Credit Fund(c)	Curian/DFA U.S. Micro Cap Fund(b)	Curian/DoubleLine Total Return Fund(d)	Curian/Eaton Vance Global Macro Absolute Return Advantage Fund(c)	Curian/Epoch Global Shareholder Yield Fund(a)

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$5,063	$45,214	$1,348	$1,527	$1,210	$22,308	$16,188	$5,167	$7,451	$15,590
Units Outstanding (in thousands)	462	3,335	134	148	127	2,225	1,130	518	789	1,204
Investment Income Ratio *	0.00%	0.19%	0.00%	0.04%	1.34%	0.00%	1.14%	0.00%	0.00%	5.64%

Period ended December 31, 2012

Net Assets (in thousands)	n/a	$9,870	n/a	n/a	n/a	n/a	$508	n/a	n/a	$1,648
Units Outstanding (in thousands)	n/a	933	n/a	n/a	n/a	n/a	50	n/a	n/a	155
Investment Income Ratio *	n/a	0.00%	n/a	n/a	n/a	n/a	0.00%	n/a	n/a	3.09%

Period ended December 31, 2011

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations September 10, 2012.
(c)	Commencement of operations April 29, 2013.
(d)	Commencement of operations September 16, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian/FAMCO Flex Core Covered Call Fund(a)	Curian/Franklin Templeton Frontier Markets Fund(b)	Curian/Franklin Templeton Natural Resources Fund(a)	Curian/Lazard International Strategic Equity Fund(c)	Curian/Neuberger Berman Currency Fund(b)	Curian/Nicholas Convertible Arbitrage Fund(a)	Curian/PIMCO Credit Income Fund(a)	Curian/PineBridge Merger Arbitrage Fund(a)	Curian/Schroder Emerging Europe Fund(c)	Curian/T. Rowe Price Capital Appreciation Fund(d)

Highest expense ratio
Period ended December 31, 2013

Unit Value	$11.319214	$12.159927	$9.399502	$11.501897	$9.746359	$10.354623	$10.241245	$9.864683	$10.316294	$10.506291
Total Return *	11.31%	16.92%	7.30%	12.70%***	-3.13%	2.06%	-2.92%	-1.03%	3.17%***	4.44%***
Ratio of Expenses **	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%

Period ended December 31, 2012

Unit Value	$10.169345	$10.400205	$8.760391	n/a	$10.061519	$10.145496	$10.549088	$9.967386	n/a	n/a
Total Return *	0.51%***	4.52%***	-10.04%***	n/a	0.62%***	1.68%***	6.40%***	-0.41%***	n/a	n/a
Ratio of Expenses **	1.25%	1.25%	1.25%	n/a	1.25%	1.25%	1.25%	1.25%	n/a	n/a

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.   Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations September 10, 2012.
(c)	Commencement of operations April 29, 2013.
(d)	Commencement of operations September 16, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian/FAMCO Flex Core Covered Call Fund(a)	Curian/Franklin Templeton Frontier Markets Fund(b)	Curian/Franklin Templeton Natural Resources Fund(a)	Curian/Lazard International Strategic Equity Fund(c)	Curian/Neuberger Berman Currency Fund(b)	Curian/Nicholas Convertible Arbitrage Fund(a)	Curian/PIMCO Credit Income Fund(a)	Curian/PineBridge Merger Arbitrage Fund(a)	Curian/Schroder Emerging Europe Fund(c)	Curian/T. Rowe Price Capital Appreciation Fund(d)

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$11.405341	$12.223473	$9.470833	$11.533634	$9.797282	$10.433262	$10.319305	$9.939768	$10.344151	$10.518508
Total Return *	11.75%	17.39%	7.73%	17.39%***	-2.74%	2.47%	-2.53%	-0.63%	10.61%***	5.76%***
Ratio of Expenses **	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%	0.85%

Period ended December 31, 2012

Unit Value	$10.205813	$10.412815	$8.791627	n/a	$10.073701	$10.181738	$10.587055	$10.003149	n/a	n/a
Total Return *	-2.44%***	2.52%***	14.55%***	n/a	-0.13%***	0.43%***	5.12%***	-0.01%***	n/a	n/a
Ratio of Expenses **	0.85%	0.85%	0.85%	n/a	0.85%	0.85%	0.85%	0.85%	n/a	n/a

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations September 10, 2012.
(c)	Commencement of operations April 29, 2013.
(d)	Commencement of operations September 16, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian/FAMCO Flex Core Covered Call Fund(a)	Curian/Franklin Templeton Frontier Markets Fund(b)	Curian/Franklin Templeton Natural Resources Fund(a)	Curian/Lazard International Strategic Equity Fund(c)	Curian/Neuberger Berman Currency Fund(b)	Curian/Nicholas Convertible Arbitrage Fund(a)	Curian/PIMCO Credit Income Fund(a)	Curian/PineBridge Merger Arbitrage Fund(a)	Curian/Schroder Emerging Europe Fund(c)	Curian/T. Rowe Price Capital Appreciation Fund(d)

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$59,229	$10,524	$19,294	$3,438	$10,984	$40,484	$19,395	$63,826	$1,539	$9,228
Units Outstanding (in thousands)	5,215	863	2,045	298	1,124	3,897	1,887	6,448	149	878
Investment Income Ratio *	1.99%	0.00%	0.00%	0.00%	1.40%	0.01%	1.86%	0.00%	2.80%	0.66%

Period ended December 31, 2012

Net Assets (in thousands)	$14,885	$497	$6,510	n/a	$3,768	$12,035	$12,982	$26,942	n/a	n/a
Units Outstanding (in thousands)	1,461	48	742	n/a	374	1,184	1,229	2,699	n/a	n/a
Investment Income Ratio *	2.32%	0.00%	1.24%	n/a	0.00%	0.00%	2.20%	0.00%	n/a	n/a

Period ended December 31, 2011

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2010

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Period ended December 31, 2009

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations February 6, 2012.
(b)	Commencement of operations September 10, 2012.
(c)	Commencement of operations April 29, 2013.
(d)	Commencement of operations September 16, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian/The Boston Company Equity Income Fund(b)	Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund(b)	Curian/UBS Global Long Short Fixed Income Opportunities Fund(d)	Curian/Urdang International REIT Fund(d)	Curian/Van Eck International Gold Fund(c)	JNL Disciplined Growth Fund	JNL Disciplined Moderate Fund	JNL Disciplined Moderate Growth Fund	JNL Institutional Alt 20 Fund(a)	JNL Institutional Alt 35 Fund(a)

Highest expense ratio
Period ended December 31, 2013

Unit Value	$14.498494	$9.843897	$9.876458	$9.258153	$4.623635	$10.124402	$10.702137	$10.805322	$15.353836	$15.780815
Total Return *	35.12%	-2.12%	-1.31%***	-7.42%***	-48.54%	20.22%	12.86%	18.88%	10.45%	9.08%
Ratio of Expenses **	1.25%	1.25%	1.25%	1.25%	1.25%	3.145%	3.695%	3.145%	3.06%	3.05%

Period ended December 31, 2012

Unit Value	$10.730038	$10.056710	n/a	n/a	$8.985564	$8.421673	$9.482585	$9.089241	$13.901659	$14.467107
Total Return *	7.21%***	-1.21%***	n/a	n/a	-10.14%***	11.03%	9.18%	10.67%	7.79%	7.97%
Ratio of Expenses **	1.25%	1.25%	n/a	n/a	1.25%	3.145%	3.695%	3.145%	3.06%	3.05%

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	$7.585200	$8.685114	$8.213126	$12.897292	$13.398793
Total Return *	n/a	n/a	n/a	n/a	n/a	-8.17%***	-2.93%	-3.93%	-5.49%	-6.69%
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	3.145%	3.695%	3.145%	3.06%	3.05%

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	$8.123943	$8.947058	$8.548681	$13.647188	$14.360051
Total Return *	n/a	n/a	n/a	n/a	n/a	9.39%	7.07%	9.78%	9.65%	9.17%***
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	3.01%	3.695%	3.145%	3.06%	3.05%

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	$7.426450	$8.356204	$7.787034	$12.446093	$12.965341
Total Return *	n/a	n/a	n/a	n/a	n/a	21.67%	14.37%	18.97%	0.62%***	0.69%***
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	3.01%	3.695%	3.145%	3.06%	2.845%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 6, 2009.
(b)	Commencement of operations February 6, 2012.
(c)	Commencement of operations September 10, 2012.
(d)	Commencement of operations April 29, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian/The Boston Company Equity Income Fund(b)	Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund(b)	Curian/UBS Global Long Short Fixed Income Opportunities Fund(d)	Curian/Urdang International REIT Fund(d)	Curian/Van Eck International Gold Fund(c)	JNL Disciplined Growth Fund	JNL Disciplined Moderate Fund	JNL Disciplined Moderate Growth Fund	JNL Institutional Alt 20 Fund(a)	JNL Institutional Alt 35 Fund(a)

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$14.605261	$9.918444	$9.903103	$9.273814	$4.647848	$12.170487	$13.365738	$12.987966	$16.927727	$17.390028
Total Return *	35.66%	-1.72%	-1.88%***	-6.98%***	-48.34%	23.44%	16.53%	22.07%	12.75%	11.34%
Ratio of Expenses **	0.85%	0.85%	0.85%	1.00%	0.85%	0.50%	0.50%	0.50%	1.00%	1.00%

Period ended December 31, 2012

Unit Value	$10.765905	$10.092424	n/a	n/a	$8.996557	$9.859384	$11.470238	$10.640048	$15.014170	$15.619143
Total Return *	14.37%***	-1.42%***	n/a	n/a	-12.37%***	14.01%	12.74%	13.64%	10.04%	10.22%
Ratio of Expenses **	0.85%	0.85%	n/a	n/a	0.85%	0.50%	0.50%	0.50%	1.00%	1.00%

Period ended December 31, 2011

Unit Value	n/a	n/a	n/a	n/a	n/a	$8.647683	$10.174362	$9.362785	$13.644637	$14.171169
Total Return *	n/a	n/a	n/a	n/a	n/a	-3.62%	0.22%	-1.36%	-4.59%***	-8.52%***
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	0.50%	0.50%	0.50%	1.00%	1.00%

Period ended December 31, 2010

Unit Value	n/a	n/a	n/a	n/a	n/a	$8.972673	$10.152509	$9.491603	$14.119848	$14.854626
Total Return *	n/a	n/a	n/a	n/a	n/a	12.17%	10.55%	12.72%	11.82%	13.11%
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	0.50%	0.50%	0.50%	1.10%	1.10%

Period ended December 31, 2009

Unit Value	n/a	n/a	n/a	n/a	n/a	$7.998913	$9.183868	$8.420262	$12.627216	$13.133099
Total Return *	n/a	n/a	n/a	n/a	n/a	34.29%***	22.52%***	29.75%***	1.87%***	32.53%***
Ratio of Expenses **	n/a	n/a	n/a	n/a	n/a	0.50%	0.50%	0.50%	1.10%	1.10%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 6, 2009.
(b)	Commencement of operations February 6, 2012.
(c)	Commencement of operations September 10, 2012.
(d)	Commencement of operations April 29, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	Curian/The Boston Company Equity Income Fund(b)	Curian/The Boston Company Multi-Alpha Market Neutral Equity Fund(b)	Curian/UBS Global Long Short Fixed Income Opportunities Fund(d)	Curian/Urdang International REIT Fund(d)	Curian/Van Eck International Gold Fund(c)	JNL Disciplined Growth Fund	JNL Disciplined Moderate Fund	JNL Disciplined Moderate Growth Fund	JNL Institutional Alt 20 Fund(a)	JNL Institutional Alt 35 Fund(a)

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$28,342	$18,424	$7,720	$3,064	$11,291	$521,713	$1,026,832	$1,216,735	$1,697,533	$2,315,267
Units Outstanding (in thousands)	1,948	1,865	781	331	2,436	45,866	82,176	100,110	102,360	136,061
Investment Income Ratio *	2.03%	0.00%	0.00%	3.03%	0.24%	0.98%	1.38%	1.18%	2.03%	1.67%

Period ended December 31, 2012

Net Assets (in thousands)	$3,063	$9,911	n/a	n/a	$5,078	$299,069	$710,906	$766,027	$1,348,029	$1,954,019
Units Outstanding (in thousands)	285	984	n/a	n/a	565	32,169	65,742	76,258	91,277	127,331
Investment Income Ratio *	2.66%	0.00%	n/a	n/a	0.00%	1.28%	1.64%	1.48%	1.63%	1.78%

Period ended December 31, 2011

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	$168,700	$427,042	$473,993	$871,892	$1,349,313
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	20,490	44,150	53,139	64,683	96,468
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	1.09%	1.34%	1.12%	1.00%	0.88%

Period ended December 31, 2010

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	$128,516	$322,588	$350,989	$591,940	$866,696
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	14,919	33,094	38,463	42,185	58,741
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	1.41%	1.11%	1.20%	0.70%	0.76%

Period ended December 31, 2009

Net Assets (in thousands)	n/a	n/a	n/a	n/a	n/a	$74,918	$158,926	$194,086	$194,779	$303,777
Units Outstanding (in thousands)	n/a	n/a	n/a	n/a	n/a	9,671	17,855	23,763	15,469	23,203
Investment Income Ratio *	n/a	n/a	n/a	n/a	n/a	3.46%	2.80%	3.23%	0.00%	0.00%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations April 6, 2009.
(b)	Commencement of operations February 6, 2012.
(c)	Commencement of operations September 10, 2012.
(d)	Commencement of operations April 29, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL Institutional Alt 50 Fund(a)	JNL Institutional Alt 65 Fund(a)	JNL/American Funds Balanced Allocation Fund(c)	JNL/American Funds Blue Chip Income and Growth Fund(b)	JNL/American Funds Global Bond Fund(b)	JNL/American Funds Global Small Capitalization Fund(b)	JNL/American Funds Growth Allocation Fund(c)	JNL/American Funds Growth-Income Fund(b)	JNL/American Funds International Fund(b)	JNL/American Funds New World Fund(b)

Highest expense ratio
Period ended December 31, 2013

Unit Value	$15.334913	$15.671773	$11.404526	$13.627303	$9.967742	$12.109692	$12.032273	$14.133382	$11.679176	$11.285850
Total Return *	6.44%	5.61%	5.14%***	28.05%	-5.97%	24.04%	17.47%	28.80%	17.10%	7.43%
Ratio of Expenses **	3.61%	3.61%	3.095%	3.36%	3.16%	3.06%	2.845%	3.16%	3.36%	3.16%

Period ended December 31, 2012

Unit Value	$14.406968	$14.838820	$10.232479	$10.641810	$10.600572	$9.762384	$10.242546	$10.973233	$9.973414	$10.504839
Total Return *	6.93%	7.01%	4.92%***	9.67%	2.48%	14.34%	0.92%***	13.28%	13.52%	13.72%
Ratio of Expenses **	3.61%	3.61%	2.71%	3.36%	3.16%	3.06%	2.845%	3.16%	3.36%	3.16%

Period ended December 31, 2011

Unit Value	$13.472850	$13.866809	n/a	$9.703216	$10.344191	$8.538274	n/a	$9.687223	$8.785597	$9.237794
Total Return *	-8.00%	-8.78%	n/a	-4.51%	0.25%***	-21.85%	n/a	-5.34%	-17.20%	-16.96%
Ratio of Expenses **	3.61%	3.61%	n/a	3.36%	3.16%	3.06%	n/a	3.16%	3.36%	3.16%

Period ended December 31, 2010

Unit Value	$14.644693	$15.200878	n/a	$10.161091	$10.254727	$10.926025	n/a	$10.233282	$10.610960	$11.124419
Total Return *	10.51%***	11.74%	n/a	9.13%***	3.64%***	15.68%***	n/a	7.04%***	7.01%***	2.97%***
Ratio of Expenses **	3.61%	3.61%	n/a	3.36%	2.845%	3.06%	n/a	3.16%	3.36%	3.16%

Period ended December 31, 2009

Unit Value	$13.272261	$13.603273	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	-0.06%***	-0.93%***	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	3.01%	3.61%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.   Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 6, 2009.
(b)	Commencement of operations May 3, 2010.
(c)	Commencement of operations April 30, 2012.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL Institutional Alt 50 Fund(a)	JNL Institutional Alt 65 Fund(a)	JNL/American Funds Balanced Allocation Fund(c)	JNL/American Funds Blue Chip Income and Growth Fund(b)	JNL/American Funds Global Bond Fund(b)	JNL/American Funds Global Small Capitalization Fund(b)	JNL/American Funds Growth Allocation Fund(c)	JNL/American Funds Growth-Income Fund(b)	JNL/American Funds International Fund(b)	JNL/American Funds New World Fund(b)

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$17.353083	$17.650593	$11.791486	$14.857839	$10.786833	$13.058859	$12.388475	$15.381331	$12.803656	$12.215079
Total Return *	9.26%	8.30%	14.00%	31.11%	-3.92%	26.63%	19.54%	31.81%	6.10%***	9.78%
Ratio of Expenses **	1.00%	1.10%	1.10%	1.00%	1.00%	1.00%	1.10%	0.85%	0.85%	1.00%

Period ended December 31, 2012

Unit Value	$15.882983	$16.298169	$10.343515	$11.332119	$11.226519	$10.312913	$10.363348	$11.669432	$10.620354	$11.126783
Total Return *	9.77%	9.74%	8.83%***	12.30%	4.71%	16.72%	1.97%***	2.11%***	16.24%	16.21%
Ratio of Expenses **	1.00%	1.10%	1.10%	1.00%	1.00%	1.00%	1.10%	0.85%	1.00%	1.00%

Period ended December 31, 2011

Unit Value	$14.469467	$14.851990	n/a	$10.090978	$10.721765	$8.835361	n/a	$10.041099	$9.136696	$9.575052
Total Return *	-9.64%***	-6.46%	n/a	-6.39%***	3.28%	-22.38%***	n/a	-3.27%	-19.39%***	-17.68%***
Ratio of Expenses **	1.00%	1.10%	n/a	1.00%	1.00%	1.00%	n/a	1.00%	1.00%	1.00%

Period ended December 31, 2010

Unit Value	$15.297268	$15.878350	n/a	$10.314502	$10.380934	$11.068974	n/a	$10.380945	$10.771157	$11.277446
Total Return *	13.65%	14.59%	n/a	10.72%***	0.95%***	20.23%***	n/a	5.26%***	16.37%***	25.58%***
Ratio of Expenses **	1.10%	1.10%	n/a	1.10%	1.00%	1.10%	n/a	1.00%	1.10%	1.10%

Period ended December 31, 2009

Unit Value	$13.460423	$13.857205	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Return *	18.12%***	22.71%***	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Ratio of Expenses **	1.10%	1.10%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 6, 2009.
(b)	Commencement of operations May 3, 2010.
(c)	Commencement of operations April 30, 2012.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL Institutional Alt 50 Fund(a)	JNL Institutional Alt 65 Fund(a)	JNL/American Funds Balanced Allocation Fund(c)	JNL/American Funds Blue Chip Income and Growth Fund(b)	JNL/American Funds Global Bond Fund(b)	JNL/American Funds Global Small Capitalization Fund(b)	JNL/American Funds Growth Allocation Fund(c)	JNL/American Funds Growth-Income Fund(b)	JNL/American Funds International Fund(b)	JNL/American Funds New World Fund(b)

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$3,197,208	$746,748	$439,310	$1,145,063	$433,086	$316,078	$357,689	$1,561,325	$531,621	$617,704
Units Outstanding (in thousands)	188,513	43,103	37,487	78,386	40,893	24,614	29,048	103,723	42,420	51,450
Investment Income Ratio *	1.31%	1.00%	0.78%	1.17%	2.11%	0.70%	0.61%	0.83%	0.85%	0.56%

Period ended December 31, 2012

Net Assets (in thousands)	$2,705,104	$868,140	$142,838	$658,754	$445,074	$192,196	$100,620	$815,499	$340,653	$443,043
Units Outstanding (in thousands)	173,523	54,075	13,849	58,871	40,202	18,876	9,734	71,037	32,462	40,340
Investment Income Ratio *	1.88%	2.38%	0.00%	1.02%	2.05%	0.73%	0.00%	0.85%	1.20%	1.08%

Period ended December 31, 2011

Net Assets (in thousands)	$1,759,138	$942,913	n/a	$379,981	$322,987	$121,399	n/a	$430,286	$200,814	$261,975
Units Outstanding (in thousands)	123,288	64,231	n/a	37,953	30,387	13,853	n/a	43,195	22,150	27,587
Investment Income Ratio *	0.86%	0.73%	n/a	0.67%	1.01%	0.37%	n/a	0.53%	0.72%	0.60%

Period ended December 31, 2010

Net Assets (in thousands)	$1,045,302	$686,359	n/a	$139,612	$99,514	$74,487	n/a	$164,649	$97,917	$128,284
Units Outstanding (in thousands)	68,822	43,558	n/a	13,568	9,619	6,748	n/a	15,914	9,113	11,407
Investment Income Ratio *	0.77%	0.67%	n/a	0.00%	0.00%	0.00%	n/a	0.00%	0.00%	0.00%

Period ended December 31, 2009

Net Assets (in thousands)	$351,060	$225,707	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Units Outstanding (in thousands)	26,163	16,344	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Investment Income Ratio *	0.00%	0.00%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations April 6, 2009.
(b)	Commencement of operations May 3, 2010.
(c)	Commencement of operations April 30, 2012.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/AQR Managed Futures Strategy Fund(b)	JNL/BlackRock Commodity Securities Strategy Fund	JNL/BlackRock Global Allocation Fund(a)	JNL/BlackRock Large Cap Select Growth Fund	JNL/Brookfield Global Infrastructure Fund(c)	JNL/Capital Guardian Global Balanced Fund	JNL/Capital Guardian Global Diversified Research Fund	JNL/DFA U.S. Core Equity Fund	JNL/Eagle SmallCap Equity Fund	JNL/Eastspring Investments Asia ex-Japan Fund

Highest expense ratio
Period ended December 31, 2013

Unit Value	$10.389716	$9.439520	$11.100488	$25.483258	$14.240412	$10.070530	$22.056040	$17.418947	$25.385548	$7.216675
Total Return *	5.75%	5.54%	10.26%	34.06%	19.68%	11.17%	18.57%	30.65%	25.47%	-9.38%
Ratio of Expenses **	1.25%	3.695%	3.61%	3.61%	3.095%	3.86%	3.86%	3.40%	3.91%	3.61%

Period ended December 31, 2012

Unit Value	$9.824353	$8.944331	$10.067701	$19.008526	$11.899161	$9.058602	$18.602188	$13.332700	$20.232227	$7.963310
Total Return *	4.11%***	-2.88%	5.69%	6.68%	1.43%***	8.75%	12.58%	9.89%	9.46%	18.19%
Ratio of Expenses **	1.25%	3.695%	3.61%	3.61%	3.095%	3.86%	3.86%	3.40%	3.91%	3.61%

Period ended December 31, 2011

Unit Value	n/a	$9.209368	$9.525680	$17.818001	$10.347709	$8.329723	$16.523644	$12.133220	$18.484335	$6.737610
Total Return *	n/a	-10.72%	-7.22%	-2.81%	3.30%***	-8.35%	-8.11%	-4.15%	-6.05%	-23.98%
Ratio of Expenses **	n/a	3.695%	3.61%	3.61%	2.395%	3.86%	3.86%	3.40%	3.91%	3.61%

Period ended December 31, 2010

Unit Value	n/a	$10.315078	$10.267439	$18.334060	n/a	$9.088924	$17.982846	$12.658211	$19.673973	$8.863133
Total Return *	n/a	13.18%	2.04%***	4.02%***	n/a	4.89%	7.54%	8.12%	30.45%	15.17%
Ratio of Expenses **	n/a	3.695%	3.61%	3.61%	n/a	3.86%	3.86%	3.40%	3.91%	3.61%

Period ended December 31, 2009

Unit Value	n/a	$9.113705	n/a	$17.374529	n/a	$8.665546	$16.721749	$11.707821	$15.081920	$7.695688
Total Return *	n/a	44.49%	n/a	30.30%	n/a	17.84%	33.00%	29.36%	30.29%	5.39%***
Ratio of Expenses **	n/a	3.695%	n/a	3.41%	n/a	3.86%	3.86%	3.40%	3.91%	3.61%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations October 11, 2010.
(b)	Commencement of operations August 29, 2011.
(c)	Commencement of operations December 12, 2011.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/AQR Managed Futures Strategy Fund(b)	JNL/BlackRock Commodity Securities Strategy Fund	JNL/BlackRock Global Allocation Fund(a)	JNL/BlackRock Large Cap Select Growth Fund	JNL/Brookfield Global Infrastructure Fund(c)	JNL/Capital Guardian Global Balanced Fund	JNL/Capital Guardian Global Diversified Research Fund	JNL/DFA U.S. Core Equity Fund	JNL/Eagle SmallCap Equity Fund	JNL/Eastspring Investments Asia ex-Japan Fund

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$10.486958	$11.505133	$12.132655	$41.455971	$14.912251	$14.888685	$37.584509	$26.381392	$41.995913	$8.535085
Total Return *	6.18%	8.58%	13.34%	37.61%	22.39%	14.40%	22.01%	33.82%	29.18%	-6.84%
Ratio of Expenses **	0.85%	0.85%	0.85%	1.00%	0.85%	1.00%	1.00%	1.00%	1.00%	0.85%

Period ended December 31, 2012

Unit Value	$9.876725	$10.595790	$10.704258	$30.126232	$12.184270	$13.014978	$30.805189	$19.713784	$32.510616	$9.161710
Total Return *	5.06%***	14.31%***	5.99%***	9.51%	7.91%***	11.91%	15.85%	12.56%	12.70%	1.96%***
Ratio of Expenses **	0.85%	0.85%	0.85%	1.00%	0.85%	1.00%	1.00%	1.00%	1.00%	0.85%

Period ended December 31, 2011

Unit Value	n/a	$10.524754	$9.833592	$27.509862	$9.044877	$11.629393	$26.589486	$17.513600	$28.847748	$7.494181
Total Return *	n/a	-8.29%	-4.85%***	-0.25%	-9.72%***	-5.70%	4.60%***	-1.83%	-3.28%	-21.98%
Ratio of Expenses **	n/a	1.00%	1.00%	1.00%	1.15%	1.00%	1.00%	1.00%	1.00%	1.00%

Period ended December 31, 2010

Unit Value	n/a	$11.475773	$10.324763	$27.579329	n/a	$12.332504	$27.688199	$17.839236	$29.826055	$9.605093
Total Return *	n/a	16.27%	2.89%***	11.55%	n/a	7.93%	10.55%	10.74%	34.30%	18.22%
Ratio of Expenses **	n/a	1.00%	1.10%	1.00%	n/a	1.00%	1.10%	1.00%	1.00%	1.00%

Period ended December 31, 2009

Unit Value	n/a	$9.869603	n/a	$24.723078	n/a	$11.426506	$25.045545	$16.108550	$22.208611	$8.125063
Total Return *	n/a	48.44%	n/a	33.47%	n/a	21.26%	36.72%	32.50%	34.14%	34.34%***
Ratio of Expenses **	n/a	1.00%	n/a	1.00%	n/a	1.00%	1.10%	1.00%	1.00%	1.00%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations October 11, 2010.
(b)	Commencement of operations August 29, 2011.
(c)	Commencement of operations December 12, 2011.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/AQR Managed Futures Strategy Fund(b)	JNL/BlackRock Commodity Securities Strategy Fund	JNL/BlackRock Global Allocation Fund(a)	JNL/BlackRock Large Cap Select Growth Fund	JNL/Brookfield Global Infrastructure Fund(c)	JNL/Capital Guardian Global Balanced Fund	JNL/Capital Guardian Global Diversified Research Fund	JNL/DFA U.S. Core Equity Fund	JNL/Eagle SmallCap Equity Fund	JNL/Eastspring Investments Asia ex-Japan Fund

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$75,699	$959,276	$2,635,571	$596,971	$395,362	$460,257	$402,702	$370,944	$1,131,303	$123,981
Units Outstanding (in thousands)	7,255	87,201	221,416	15,995	26,810	33,129	12,088	15,206	29,432	15,122
Investment Income Ratio *	5.22%	0.39%	0.63%	0.03%	0.85%	1.71%	1.25%	1.01%	0.08%	1.24%

Period ended December 31, 2012

Net Assets (in thousands)	$20,520	$891,760	$1,525,570	$444,455	$100,565	$394,421	$329,409	$181,723	$712,883	$140,464
Units Outstanding (in thousands)	2,083	87,617	144,546	16,379	8,305	32,328	12,054	9,997	23,891	15,874
Investment Income Ratio *	0.00%	0.00%	0.00%	0.15%	0.07%	2.04%	1.22%	0.93%	0.00%	0.64%

Period ended December 31, 2011

Net Assets (in thousands)	n/a	$797,267	$494,125	$424,724	$981	$351,568	$286,172	$136,793	$624,638	$100,655
Units Outstanding (in thousands)	n/a	77,839	50,563	17,111	95	32,124	12,111	8,442	23,617	13,732
Investment Income Ratio *	n/a	0.58%	0.67%	0.34%	0.00%	1.08%	0.94%	0.56%	0.00%	0.41%

Period ended December 31, 2010

Net Assets (in thousands)	n/a	$685,623	$172,036	$395,677	n/a	$339,313	$289,989	$109,852	$414,824	$141,098
Units Outstanding (in thousands)	n/a	61,152	16,678	15,939	n/a	29,149	11,595	6,677	15,142	14,944
Investment Income Ratio *	n/a	0.36%	0.00%	0.27%	n/a	1.11%	0.73%	0.29%	0.20%	0.13%

Period ended December 31, 2009

Net Assets (in thousands)	n/a	$499,893	n/a	$284,325	n/a	$265,058	$239,991	$76,609	$179,792	$96,476
Units Outstanding (in thousands)	n/a	51,594	n/a	12,891	n/a	24,522	10,688	5,158	8,801	12,009
Investment Income Ratio *	n/a	1.06%	n/a	0.19%	n/a	2.63%	1.91%	1.42%	0.00%	0.01%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations October 11, 2010.
(b)	Commencement of operations August 29, 2011.
(c)	Commencement of operations December 12, 2011.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Eastspring Investments China-India Fund	JNL/Franklin Templeton Founding Strategy Fund	JNL/Franklin Templeton Global Growth Fund	JNL/Franklin Templeton Global Multisector Bond Fund(a)	JNL/Franklin Templeton Income Fund	JNL/Franklin Templeton International Small Cap Growth Fund	JNL/Franklin Templeton Mutual Shares Fund	JNL/Franklin Templeton Small Cap Value Fund	JNL/Goldman Sachs Core Plus Bond Fund	JNL/Goldman Sachs Emerging Markets Debt Fund

Highest expense ratio
Period ended December 31, 2013

Unit Value	$6.293696	$10.210041	$9.729365	$11.530902	$11.741541	$9.695790	$10.230559	$15.129820	$15.609001	$12.057957
Total Return *	-5.81%	19.57%	25.73%	0.41%	10.09%	27.72%	24.32%	29.23%	-4.85%	-11.11%
Ratio of Expenses **	3.61%	3.61%	3.61%	3.06%	3.56%	3.61%	3.145%	3.91%	3.91%	3.61%

Period ended December 31, 2012

Unit Value	$6.681762	$8.538913	$7.738394	$11.484302	$10.665178	$7.591647	$8.229251	$11.707585	$16.403977	$13.564714
Total Return *	19.09%	11.83%	17.72%	8.62%***	8.27%	22.74%	10.14%	13.10%	3.62%	15.78%
Ratio of Expenses **	3.61%	3.61%	3.61%	3.06%	3.56%	3.61%	3.145%	3.91%	3.91%	3.61%

Period ended December 31, 2011

Unit Value	$5.610913	$7.635375	$6.573777	$10.047064	$9.850961	$6.185254	$7.471934	$10.351574	$15.830973	$11.716134
Total Return *	-30.44%	-4.85%	-9.40%	-0.11%***	-1.04%	-17.41%	-3.73%	-6.45%	2.19%	-8.04%
Ratio of Expenses **	3.61%	3.61%	3.61%	2.60%	3.56%	3.61%	3.145%	3.91%	3.91%	3.61%

Period ended December 31, 2010

Unit Value	$8.066327	$8.024647	$7.256056	n/a	$9.954979	$7.488896	$7.761267	$11.065011	$15.491362	$12.740806
Total Return *	12.78%	6.47%	3.27%	n/a	8.63%	16.27%	8.00%	21.97%	3.50%	11.95%
Ratio of Expenses **	3.61%	3.61%	3.61%	n/a	3.56%	3.61%	3.145%	3.91%	3.91%	3.61%

Period ended December 31, 2009

Unit Value	$7.152263	$7.536660	$7.026219	n/a	$9.164130	$6.440753	$7.186112	$9.071610	$14.967299	$11.380544
Total Return *	8.83%***	25.52%	26.20%	n/a	28.27%	47.18%	22.82%	28.47%	9.78%	-2.17%***
Ratio of Expenses **	3.61%	3.61%	3.61%	n/a	3.56%	3.61%	3.145%	3.91%	3.91%	3.61%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations December 12, 2011.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Eastspring Investments China-India Fund	JNL/Franklin Templeton Founding Strategy Fund	JNL/Franklin Templeton Global Growth Fund	JNL/Franklin Templeton Global Multisector Bond Fund(a)	JNL/Franklin Templeton Income Fund	JNL/Franklin Templeton International Small Cap Growth Fund	JNL/Franklin Templeton Mutual Shares Fund	JNL/Franklin Templeton Small Cap Value Fund	JNL/Goldman Sachs Core Plus Bond Fund	JNL/Goldman Sachs Emerging Markets Debt Fund

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$7.443575	$12.243449	$11.585596	$12.065929	$14.453221	$11.466425	$11.876608	$19.723876	$26.850742	$13.932381
Total Return *	-3.17%	22.73%	28.92%	2.65%	7.41%***	31.29%	27.02%	33.25%	-2.04%	-8.62%
Ratio of Expenses **	0.85%	1.00%	1.10%	0.85%	0.85%	0.85%	1.00%	0.85%	1.00%	0.85%

Period ended December 31, 2012

Unit Value	$7.687385	$9.975693	$8.986353	$11.754500	$12.650659	$8.733615	$9.350544	$14.802516	$27.408901	$15.246667
Total Return *	2.48%***	14.80%	20.72%	13.28%***	11.08%	26.34%***	12.53%	16.84%***	6.69%	13.70%***
Ratio of Expenses **	0.85%	1.00%	1.10%	0.85%	1.00%	0.85%	1.00%	0.85%	1.00%	0.85%

Period ended December 31, 2011

Unit Value	$6.241003	$8.689677	$7.444175	$10.054309	$11.388721	$6.851335	$8.309360	$12.566719	$25.690746	$12.747546
Total Return *	-28.61%	-2.34%	-7.11%	0.75%***	1.51%	-15.31%	-1.65%***	-3.69%	5.20%	-5.62%
Ratio of Expenses **	1.00%	1.00%	1.10%	1.15%	1.00%	1.10%	1.00%	1.00%	1.00%	1.00%

Period ended December 31, 2010

Unit Value	$8.741630	$8.897977	$8.013670	n/a	$11.218832	$8.090292	$8.415078	$13.048587	$24.420522	$13.506371
Total Return *	15.76%	9.29%	5.90%	n/a	11.45%	19.23%	10.24%	25.58%	6.56%	14.91%
Ratio of Expenses **	1.00%	1.00%	1.10%	n/a	1.00%	1.10%	1.10%	1.00%	1.00%	1.00%

Period ended December 31, 2009

Unit Value	$7.551324	$8.141578	$7.567485	n/a	$10.066533	$6.785510	$7.633746	$10.390995	$22.917617	$11.753563
Total Return *	0.87%***	28.84%	29.40%	n/a	31.60%	50.92%	25.35%	32.27%	13.02%	6.16%***
Ratio of Expenses **	1.00%	1.00%	1.10%	n/a	1.00%	1.10%	1.10%	1.00%	1.00%	1.00%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations December 12, 2011.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Eastspring Investments China-India Fund	JNL/Franklin Templeton Founding Strategy Fund	JNL/Franklin Templeton Global Growth Fund	JNL/Franklin Templeton Global Multisector Bond Fund(a)	JNL/Franklin Templeton Income Fund	JNL/Franklin Templeton International Small Cap Growth Fund	JNL/Franklin Templeton Mutual Shares Fund	JNL/Franklin Templeton Small Cap Value Fund	JNL/Goldman Sachs Core Plus Bond Fund	JNL/Goldman Sachs Emerging Markets Debt Fund

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$329,054	$1,467,588	$439,451	$600,386	$1,556,741	$419,451	$559,365	$563,849	$605,070	$238,605
Units Outstanding (in thousands)	45,975	124,335	38,995	50,412	113,194	38,005	48,751	30,233	24,753	17,677
Investment Income Ratio *	0.93%	2.02%	1.44%	2.51%	4.10%	1.10%	0.91%	0.95%	2.68%	7.14%

Period ended December 31, 2012

Net Assets (in thousands)	$347,087	$1,153,798	$230,044	$297,966	$1,127,679	$241,752	$391,902	$326,695	$732,593	$317,364
Units Outstanding (in thousands)	46,690	119,513	26,253	25,535	92,341	28,647	43,187	23,244	29,456	21,400
Investment Income Ratio *	0.75%	2.20%	1.65%	0.34%	4.85%	1.60%	1.54%	0.25%	2.43%	0.00%

Period ended December 31, 2011

Net Assets (in thousands)	$272,734	$1,002,736	$150,197	$3,209	$830,111	$159,531	$310,557	$261,576	$576,804	$325,784
Units Outstanding (in thousands)	44,632	118,697	20,586	319	75,202	23,703	38,323	21,600	24,660	26,008
Investment Income Ratio *	0.34%	1.46%	0.95%	0.00%	4.30%	1.52%	2.60%	0.28%	2.12%	4.64%

Period ended December 31, 2010

Net Assets (in thousands)	$362,908	$980,170	$120,991	n/a	$647,703	$147,477	$242,092	$235,996	$471,544	$363,805
Units Outstanding (in thousands)	42,196	112,773	15,358	n/a	59,311	18,484	29,259	18,698	21,206	27,289
Investment Income Ratio *	0.00%	2.99%	1.46%	n/a	4.19%	1.30%	0.02%	0.48%	2.52%	1.30%

Period ended December 31, 2009

Net Assets (in thousands)	$216,740	$795,638	$82,733	n/a	$406,535	$92,048	$146,000	$126,299	$365,183	$126,741
Units Outstanding (in thousands)	29,002	99,557	11,092	n/a	41,299	13,701	19,405	12,508	17,500	10,866
Investment Income Ratio *	0.00%	0.07%	2.38%	n/a	7.51%	2.32%	4.87%	0.95%	4.93%	0.19%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations December 12, 2011.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Goldman Sachs Mid Cap Value Fund	JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/Invesco Global Real Estate Fund	JNL/Invesco International Growth Fund	JNL/Invesco Large Cap Growth Fund	JNL/Invesco Mid Cap Value Fund	JNL/Invesco Small Cap Growth Fund	JNL/Ivy Asset Strategy Fund(a)	JNL/JPMorgan International Value Fund	JNL/JPMorgan MidCap Growth Fund

Highest expense ratio
Period ended December 31, 2013

Unit Value	$14.906547	$10.638287	$12.131548	$12.920911	$13.217218	$17.907494	$18.695987	$13.147456	$10.470642	$24.419652
Total Return *	27.64%	30.15%	-0.98%	14.41%	34.44%	26.15%	34.87%	19.27%	16.82%	37.00%
Ratio of Expenses **	3.91%	3.06%	3.71%	3.91%	3.75%	3.695%	3.51%	3.61%	3.91%	3.61%

Period ended December 31, 2012

Unit Value	$11.678392	$8.173614	$12.251585	$11.293065	$9.831170	$14.195139	$13.862312	$11.023491	$8.963371	$17.824941
Total Return *	13.48%	15.98%	23.63%	11.31%	8.34%	3.83%	13.61%	13.09%	12.65%	12.11%
Ratio of Expenses **	3.91%	3.06%	3.71%	3.91%	3.75%	3.695%	3.51%	3.61%	3.91%	3.61%

Period ended December 31, 2011

Unit Value	$10.291465	$7.047439	$9.910099	$10.145789	$9.074299	$13.672144	$12.202050	$9.747802	$7.956627	$15.899613
Total Return *	-10.11%	-13.32%	-9.67%	-10.45%	-10.11%	-9.08%	-4.75%	-10.77%	-16.20%	-9.22%
Ratio of Expenses **	3.91%	3.06%	3.71%	3.91%	3.75%	3.695%	3.51%	3.61%	3.91%	3.61%

Period ended December 31, 2010

Unit Value	$11.449489	$8.130127	$10.970794	$11.329284	$10.094858	$15.037352	$12.811152	$10.923852	$9.494509	$17.514872
Total Return *	19.63%	5.42%	12.88%	8.00%	13.09%	18.61%	21.86%	1.72%***	3.46%	21.14%
Ratio of Expenses **	3.91%	3.06%	3.71%	3.91%	3.75%	3.695%	3.51%	3.61%	3.91%	3.61%

Period ended December 31, 2009

Unit Value	$9.571077	$7.712029	$9.719054	$10.490005	$8.926762	$12.678476	$10.513159	$10.330943	$9.177295	$14.458073
Total Return *	27.56%	21.10%	27.71%	31.73%	19.72%	34.59%	30.15%	0.07%***	25.18%	37.89%
Ratio of Expenses **	3.91%	3.06%	3.71%	3.91%	3.75%	3.695%	3.51%	2.96%	3.91%	3.61%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations September 28, 2009.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Goldman Sachs Mid Cap Value Fund	JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/Invesco Global Real Estate Fund	JNL/Invesco International Growth Fund	JNL/Invesco Large Cap Growth Fund	JNL/Invesco Mid Cap Value Fund	JNL/Invesco Small Cap Growth Fund	JNL/Ivy Asset Strategy Fund(a)	JNL/JPMorgan International Value Fund	JNL/JPMorgan MidCap Growth Fund

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$19.182812	$12.277330	$15.543249	$22.856352	$18.473783	$27.442472	$25.845666	$14.786813	$16.601959	$40.843937
Total Return *	31.41%	32.86%	1.89%	17.97%	38.19%	29.60%	38.51%	22.61%	20.27%	40.83%
Ratio of Expenses **	1.00%	1.00%	0.85%	0.85%	1.00%	1.00%	0.85%	0.85%	1.00%	0.85%

Period ended December 31, 2012

Unit Value	$14.597526	$9.240592	$15.254441	$19.374720	$13.368320	$21.174982	$18.660443	$12.060489	$13.804428	$29.002075
Total Return *	16.84%	18.40%	10.94%***	15.08%***	11.37%	6.67%	11.09%***	11.75%***	15.99%	9.41%***
Ratio of Expenses **	1.00%	1.00%	0.85%	0.85%	1.00%	1.00%	0.85%	0.85%	1.00%	0.85%

Period ended December 31, 2011

Unit Value	$12.493934	$7.804539	$11.871410	$16.465808	$12.003511	$19.851042	$15.751828	$10.338760	$11.901546	$24.544669
Total Return *	-7.47%	-11.52%	-7.19%	-7.81%	-7.61%	-6.60%	-2.34%	-8.41%	-13.73%	-6.83%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

Period ended December 31, 2010

Unit Value	$13.502182	$8.820425	$12.791583	$17.860560	$12.992248	$21.254205	$16.129274	$11.288377	$13.795686	$26.343380
Total Return *	23.16%	7.62%	15.98%	11.19%	16.24%	21.85%	24.96%	8.72%	6.51%	24.35%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

Period ended December 31, 2009

Unit Value	$10.963264	$8.196234	$11.029111	$16.063122	$11.177218	$17.443577	$12.907977	$10.383224	$12.952293	$21.185481
Total Return *	31.33%	23.62%	31.21%	35.63%	23.05%	38.26%	33.46%	-0.96%***	28.87%	41.54%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations September 28, 2009.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/Goldman Sachs Mid Cap Value Fund	JNL/Goldman Sachs U.S. Equity Flex Fund	JNL/Invesco Global Real Estate Fund	JNL/Invesco International Growth Fund	JNL/Invesco Large Cap Growth Fund	JNL/Invesco Mid Cap Value Fund	JNL/Invesco Small Cap Growth Fund	JNL/Ivy Asset Strategy Fund(a)	JNL/JPMorgan International Value Fund	JNL/JPMorgan MidCap Growth Fund

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$553,903	$186,128	$925,175	$528,458	$511,566	$259,709	$475,736	$2,907,755	$439,950	$519,827
Units Outstanding (in thousands)	30,170	15,730	62,885	25,919	29,452	10,304	19,910	202,080	28,623	14,679
Investment Income Ratio *	0.40%	0.17%	3.26%	1.13%	0.41%	0.19%	0.13%	1.41%	3.66%	0.19%

Period ended December 31, 2012

Net Assets (in thousands)	$370,054	$122,758	$722,381	$368,673	$328,821	$202,356	$220,180	$1,950,723	$312,525	$277,546
Units Outstanding (in thousands)	26,395	13,715	49,885	21,339	26,085	10,391	12,723	165,395	24,334	11,186
Investment Income Ratio *	1.12%	0.39%	0.78%	1.76%	0.00%	0.26%	0.00%	0.11%	4.69%	0.00%

Period ended December 31, 2011

Net Assets (in thousands)	$282,268	$92,895	$408,952	$283,951	$301,831	$206,248	$167,008	$1,322,819	$263,258	$199,952
Units Outstanding (in thousands)	23,437	12,224	35,711	18,827	26,626	11,308	11,220	129,612	23,696	9,357
Investment Income Ratio *	0.63%	0.12%	2.76%	0.70%	0.16%	0.67%	0.00%	0.15%	2.74%	0.00%

Period ended December 31, 2010

Net Assets (in thousands)	$235,722	$109,598	$355,581	$273,458	$266,462	$196,396	$139,754	$843,628	$302,225	$171,540
Units Outstanding (in thousands)	18,038	12,702	28,708	16,716	21,671	10,055	9,144	75,384	23,388	7,588
Investment Income Ratio *	0.60%	0.66%	4.61%	0.82%	0.28%	0.52%	0.00%	0.01%	2.81%	0.00%

Period ended December 31, 2009

Net Assets (in thousands)	$130,124	$86,765	$214,583	$186,951	$218,614	$150,303	$86,035	$157,832	$270,170	$115,417
Units Outstanding (in thousands)	12,215	10,774	20,033	12,731	20,598	9,389	7,002	15,362	22,142	6,505
Investment Income Ratio *	1.26%	0.93%	2.64%	2.29%	0.31%	0.83%	0.00%	0.00%	4.71%	0.00%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations September 28, 2009.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/Lazard Emerging Markets Fund	JNL/M&G Global Basics Fund	JNL/M&G Global Leaders Fund(a)	JNL/MC 10 x 10 Fund	JNL/MC 25 Fund	JNL/MC Bond Index Fund	JNL/MC Communications Sector Fund	JNL/MC Consumer Brands Sector Fund	JNL/MC Dow 10 Fund

Highest expense ratio
Period ended December 31, 2013

Unit Value	$12.981881	$11.419062	$12.567066	$13.364681	$10.783580	$16.413606	$10.220022	$5.403797	$14.846381	$9.605048
Total Return *	-7.07%	-4.60%	0.83%	7.66%***	23.75%	31.49%	-6.46%	16.61%	36.10%	25.40%
Ratio of Expenses **	3.75%	3.61%	3.545%	3.15%	3.145%	4.00%	3.91%	3.71%	3.61%	4.00%

Period ended December 31, 2012

Unit Value	$13.968818	$11.969985	$12.463550	$11.578144	$8.714196	$12.482322	$10.925875	$4.634014	$10.908085	$7.659550
Total Return *	-0.18%	17.86%	4.13%	11.29%	12.36%	13.07%	-0.37%	15.94%	19.08%	6.89%
Ratio of Expenses **	3.75%	3.61%	3.545%	3.06%	3.145%	4.00%	3.91%	3.71%	3.61%	4.00%

Period ended December 31, 2011

Unit Value	$13.994311	$10.156056	$11.969358	$10.403556	$7.755443	$11.039085	$10.966479	$3.996745	$9.160024	$7.166008
Total Return *	5.80%	-20.66%	-14.95%	-14.33%	-5.11%	4.62%	3.05%	-6.70%	2.77%	13.37%
Ratio of Expenses **	3.75%	3.61%	3.545%	3.06%	3.145%	4.00%	3.91%	3.71%	3.61%	4.00%

Period ended December 31, 2010

Unit Value	$13.226942	$12.800285	$14.073788	$12.143560	$8.173251	$10.552032	$10.641541	$4.283972	$8.913488	$6.321014
Total Return *	3.39%	17.59%	18.80%	9.96%***	12.83%	18.03%	1.81%	18.07%	23.58%***	19.77%
Ratio of Expenses **	3.75%	3.61%	3.545%	3.06%	3.145%	4.00%	3.91%	3.71%	3.61%	4.00%

Period ended December 31, 2009

Unit Value	$12.792920	$10.885966	$11.846888	$11.081543	$7.244035	$8.939833	$10.452001	$3.628383	$7.568376	$5.277655
Total Return *	-0.12%	65.65%	0.00%***	9.79%***	20.73%	46.95%	1.69%	21.02%	28.48%	11.33%
Ratio of Expenses **	3.75%	3.61%	3.545%	2.895%	3.145%	4.00%	3.91%	3.71%	3.56%	4.00%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	The period is from January 1, 2013 through acquisition September 13, 2013. Unit values disclosed are as of September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/Lazard Emerging Markets Fund	JNL/M&G Global Basics Fund	JNL/M&G Global Leaders Fund(a)	JNL/MC 10 x 10 Fund	JNL/MC 25 Fund	JNL/MC Bond Index Fund	JNL/MC Communications Sector Fund	JNL/MC Consumer Brands Sector Fund	JNL/MC Dow 10 Fund

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$21.674062	$14.110266	$14.358472	$14.862681	$12.359803	$25.353152	$14.738494	$8.181687	$22.156954	$14.836565
Total Return *	-4.47%	-1.93%	3.43%	17.64%	26.30%	35.50%	-3.55%	14.72%***	39.91%	29.22%
Ratio of Expenses **	1.00%	0.85%	1.00%	1.00%	1.10%	1.00%	0.85%	0.85%	0.85%	1.00%

Period ended December 31, 2012

Unit Value	$22.689155	$14.388358	$13.882337	$12.634031	$9.785758	$18.710849	$15.281543	$6.681961	$15.836182	$11.481733
Total Return *	2.61%	18.02%***	6.82%	13.61%	14.69%	16.53%	-0.46%***	19.14%	1.63%***	10.15%
Ratio of Expenses **	1.00%	0.85%	1.00%	1.00%	1.10%	1.00%	0.85%	1.00%	0.85%	1.00%

Period ended December 31, 2011

Unit Value	$22.112284	$11.774602	$12.995956	$11.120220	$8.532328	$16.057054	$14.655253	$5.608553	$12.695583	$10.423578
Total Return *	8.74%	-18.57%	-12.77%	-12.55%	-3.16%	7.79%	6.09%	-4.15%	5.48%	16.81%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.10%	1.00%	1.00%	1.00%	1.00%	1.00%

Period ended December 31, 2010

Unit Value	$20.334353	$14.458958	$14.897910	$12.715963	$8.810460	$14.896187	$13.814234	$5.851318	$12.036436	$8.923432
Total Return *	6.28%	20.70%	21.86%	12.09%	15.16%	21.63%	4.82%	21.31%	21.54%	23.42%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.10%	1.00%	1.00%	1.00%	1.00%	1.00%

Period ended December 31, 2009

Unit Value	$19.133594	$11.979738	$12.225430	$11.344119	$7.650716	$12.247240	$13.179022	$4.823358	$9.903635	$7.230299
Total Return *	2.66%	70.03%	45.54%	36.06%	23.22%	51.42%	4.70%	24.34%	31.82%	14.72%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.10%	1.00%	1.00%	1.00%	1.00%	1.00%

*	Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.
**	Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	The period is from January 1, 2013 through acquisition September 13, 2013. Unit values disclosed are as of September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/JPMorgan U.S. Government & Quality Bond Fund	JNL/Lazard Emerging Markets Fund	JNL/M&G Global Basics Fund	JNL/M&G Global Leaders Fund(a)	JNL/MC 10 x 10 Fund	JNL/MC 25 Fund	JNL/MC Bond Index Fund	JNL/MC Communications Sector Fund	JNL/MC Consumer Brands Sector Fund	JNL/MC Dow 10 Fund

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$544,463	$592,311	$62,756	$-	$352,151	$943,196	$526,103	$127,354	$494,514	$584,282
Units Outstanding (in thousands)	27,676	44,012	4,498	-	29,211	40,124	38,624	17,197	24,591	42,547
Investment Income Ratio *	3.09%	1.37%	2.23%	0.19%	2.10%	2.54%	2.02%	2.28%	0.71%	0.00%

Period ended December 31, 2012

Net Assets (in thousands)	$825,483	$714,704	$65,953	$38,757	$278,794	$601,581	$594,553	$92,760	$215,723	$462,836
Units Outstanding (in thousands)	40,223	51,917	4,867	3,136	29,123	34,602	42,018	15,049	15,046	43,454
Investment Income Ratio *	2.32%	1.92%	1.11%	1.10%	2.39%	2.21%	2.11%	2.54%	0.49%	0.00%

Period ended December 31, 2011

Net Assets (in thousands)	$715,934	$738,739	$54,019	$28,847	$244,930	$501,984	$597,160	$53,185	$107,189	$491,868
Units Outstanding (in thousands)	35,866	64,678	4,233	2,639	29,259	33,587	43,197	10,225	9,082	50,814
Investment Income Ratio *	2.84%	1.00%	0.20%	0.74%	1.49%	2.59%	2.94%	2.69%	0.56%	0.00%

Period ended December 31, 2010

Net Assets (in thousands)	$491,104	$973,071	$42,221	$22,109	$228,626	$487,532	$533,405	$59,388	$74,764	$376,875
Units Outstanding (in thousands)	26,522	69,140	2,870	1,761	26,356	35,167	40,776	10,912	6,641	45,320
Investment Income Ratio *	2.71%	0.59%	0.79%	0.50%	2.09%	2.46%	2.62%	2.66%	0.53%	0.00%

Period ended December 31, 2009

Net Assets (in thousands)	$389,728	$531,698	$23,031	$11,179	$172,516	$383,253	$466,312	$39,177	$33,163	$338,274
Units Outstanding (in thousands)	22,457	45,414	1,899	993	22,814	33,485	37,262	8,725	3,576	50,000
Investment Income Ratio *	2.38%	2.38%	0.74%	1.33%	4.71%	4.57%	3.09%	4.96%	0.68%	0.00%

*	These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	The period is from January 1, 2013 through acquisition September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MC Dow Dividend Fund(d)	JNL/MC Dow Jones U.S. Contrarian Opportunities Index Fund(c)	JNL/MC Emerging Markets Index Fund(b)	JNL/MC European 30 Fund	JNL/MC Financial Sector Fund	JNL/MC Global 15 Fund	JNL/MC Global Alpha Fund(a)	JNL/MC Healthcare Sector Fund	JNL/MC Index 5 Fund	JNL/MC International Index Fund

Highest expense ratio
Period ended December 31, 2013

Unit Value	$7.662314	$13.581782	$9.445726	$13.923146	$7.879192	$12.119740	$9.236370	$15.196576	$11.028228	$13.847698
Total Return *	13.46%	8.18%***	-7.37%	26.68%	28.62%	8.86%	-4.14%	35.89%	19.36%	16.79%
Ratio of Expenses **	3.61%	2.745%	3.41%	3.05%	3.61%	4.00%	2.845%	3.61%	3.61%	3.895%

Period ended December 31, 2012

Unit Value	$6.753516	$10.050283	$10.197331	$10.990367	$6.125976	$11.133770	$9.635187	$11.182591	$9.239827	$11.856901
Total Return *	7.52%	-1.04%***	4.72%***	5.37%	21.64%	18.08%	-4.65%	14.34%	9.90%	13.50%
Ratio of Expenses **	3.61%	2.495%	3.41%	3.05%	3.61%	4.00%	2.845%	3.61%	3.61%	3.895%

Period ended December 31, 2011

Unit Value	$6.280886	n/a	$8.995976	$10.430452	$5.036198	$9.429313	$10.104784	$9.780146	$8.407176	$10.446888
Total Return *	2.03%	n/a	-1.25%***	-10.13%	-15.97%	-11.85%	0.00%	6.96%	-5.55%	-15.61%
Ratio of Expenses **	3.61%	n/a	2.76%	3.05%	3.61%	4.00%	2.845%	3.61%	3.61%	3.895%

Period ended December 31, 2010

Unit Value	$6.155755	n/a	n/a	$11.605989	$5.993357	$10.697139	$10.104302	$9.143940	$8.900767	$12.378630
Total Return *	8.07%	n/a	n/a	-3.53%***	9.46%	10.19%	2.13%***	0.19%***	11.68%	2.73%
Ratio of Expenses **	3.61%	n/a	n/a	3.05%	3.61%	4.00%	2.845%	3.61%	3.61%	3.895%

Period ended December 31, 2009

Unit Value	$5.695866	n/a	n/a	$11.735781	$5.475175	$9.707498	$9.811293	$9.126428	$7.970029	$12.049528
Total Return *	15.99%	n/a	n/a	6.88%***	14.41%	25.92%	-2.51%***	16.12%	2.11%***	24.34%
Ratio of Expenses **	3.61%	n/a	n/a	2.91%	3.61%	4.00%	2.71%	3.56%	3.61%	3.895%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations September 28, 2009.
(b)	Commencement of operations August 29, 2011.
(c)	Commencement of operations April 30, 2012.
(d)	The period is from January 1, 2013 through acquisition September 13, 2013. Unit values disclosed are as of September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MC Dow Dividend Fund(d)	JNL/MC Dow Jones U.S. Contrarian Opportunities Index Fund(c)	JNL/MC Emerging Markets Index Fund(b)	JNL/MC European 30 Fund	JNL/MC Financial Sector Fund	JNL/MC Global 15 Fund	JNL/MC Global Alpha Fund(a)	JNL/MC Healthcare Sector Fund	JNL/MC Index 5 Fund	JNL/MC International Index Fund

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$9.357562	$13.961531	$9.993648	$15.500268	$11.757308	$18.720798	$10.055266	$22.679696	$13.039753	$19.930514
Total Return *	15.55%	37.62%	-5.11%	29.31%	16.38%***	12.17%	-2.21%	39.70%	22.39%	15.30%***
Ratio of Expenses **	1.00%	1.10%	1.00%	1.00%	0.85%	1.00%	0.85%	0.85%	1.10%	0.85%

Period ended December 31, 2012

Unit Value	$8.098080	$10.145041	$10.531939	$11.986924	$8.714376	$16.689518	$10.282233	$16.234801	$10.654331	$16.284647
Total Return *	10.38%	0.80%***	7.18%***	0.27%***	24.86%	21.68%	-0.24%***	-3.43%***	12.71%	16.84%
Ratio of Expenses **	1.00%	1.10%	1.00%	1.00%	1.00%	1.00%	0.85%	0.85%	1.10%	1.00%

Period ended December 31, 2011

Unit Value	$7.336783	n/a	$10.354126	$11.108943	$6.979045	$13.715652	$10.510301	$13.555164	$9.453252	$13.937538
Total Return *	4.72%	n/a	16.86%***	-8.37%	-13.75%	-9.17%	1.76%	9.78%	-3.15%	-13.13%
Ratio of Expenses **	1.00%	n/a	1.15%	1.10%	1.00%	1.00%	1.10%	1.00%	1.10%	1.00%

Period ended December 31, 2010

Unit Value	$7.005860	n/a	n/a	$12.123107	$8.092060	$15.101143	$10.328476	$12.347713	$9.760839	$16.044721
Total Return *	10.93%	n/a	n/a	1.02%	12.36%	13.55%	4.84%	2.84%	14.52%	5.75%
Ratio of Expenses **	1.00%	n/a	n/a	1.10%	1.00%	1.00%	1.10%	1.00%	1.10%	1.00%

Period ended December 31, 2009

Unit Value	$6.315424	n/a	n/a	$12.001143	$7.202118	$13.299024	$9.852047	$12.006527	$8.523506	$15.172458
Total Return *	19.06%	n/a	n/a	7.56%***	17.44%	29.75%	-2.14%***	19.77%	23.79%	27.99%
Ratio of Expenses **	1.00%	n/a	n/a	1.10%	1.00%	1.00%	1.10%	1.00%	1.10%	1.00%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations September 28, 2009.
(b)	Commencement of operations August 29, 2011.
(c)	Commencement of operations April 30, 2012.
(d)	The period is from January 1, 2013 through acquisition September 13, 2013. Unit values disclosed are as of September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MC Dow Dividend Fund(d)	JNL/MC Dow Jones U.S. Contrarian Opportunities Index Fund(c)	JNL/MC Emerging Markets Index Fund(b)	JNL/MC European 30 Fund	JNL/MC Financial Sector Fund	JNL/MC Global 15 Fund	JNL/MC Global Alpha Fund(a)	JNL/MC Healthcare Sector Fund	JNL/MC Index 5 Fund	JNL/MC International Index Fund

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$-	$61,672	$384,617	$133,957	$438,277	$412,420	$45,949	$985,262	$648,975	$730,995
Units Outstanding (in thousands)	-	4,450	38,940	8,872	41,209	23,806	4,671	47,835	51,033	39,549
Investment Income Ratio *	2.83%	0.80%	0.83%	1.59%	0.91%	0.00%	0.00%	0.75%	1.56%	2.62%

Period ended December 31, 2012

Net Assets (in thousands)	$357,333	$6,762	$208,650	$28,206	$216,488	$419,858	$46,259	$405,054	$492,250	$519,993
Units Outstanding (in thousands)	45,879	669	19,953	2,405	26,845	27,156	4,587	27,468	47,205	33,781
Investment Income Ratio *	3.01%	0.00%	0.06%	3.88%	1.00%	0.00%	0.00%	0.90%	1.58%	2.80%

Period ended December 31, 2011

Net Assets (in thousands)	$296,678	n/a	$3,375	$19,793	$151,291	$400,433	$50,622	$252,885	$380,323	$407,505
Units Outstanding (in thousands)	41,857	n/a	374	1,806	23,421	31,453	4,865	20,056	40,956	30,833
Investment Income Ratio *	3.10%	n/a	0.00%	1.93%	0.79%	0.00%	0.78%	0.93%	1.04%	2.60%

Period ended December 31, 2010

Net Assets (in thousands)	$253,764	n/a	n/a	$16,887	$172,834	$522,951	$38,606	$159,186	$302,372	$473,953
Units Outstanding (in thousands)	37,321	n/a	n/a	1,406	22,949	37,238	3,759	13,810	31,427	31,092
Investment Income Ratio *	2.92%	n/a	n/a	0.07%	1.25%	0.00%	0.00%	1.06%	1.14%	1.94%

Period ended December 31, 2009

Net Assets (in thousands)	$231,277	n/a	n/a	$12,296	$139,933	$571,293	$6,516	$151,086	$181,699	$448,711
Units Outstanding (in thousands)	37,582	n/a	n/a	1,030	20,881	45,965	662	13,468	21,566	31,012
Investment Income Ratio *	7.43%	n/a	n/a	5.88%	1.78%	0.00%	0.00%	1.37%	1.43%	2.71%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations September 28, 2009.
(b)	Commencement of operations August 29, 2011.
(c)	Commencement of operations April 30, 2012.
(d)	The period is from January 1, 2013 through acquisition September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MC JNL 5 Fund	JNL/MC JNL Optimized 5 Fund	JNL/MC Nasdaq 25 Fund	JNL/MC NYSE International 25 Fund	JNL/MC Oil & Gas Sector Fund	JNL/MC Pacific Rim 30 Fund	JNL/MC S&P 10 Fund(a)	JNL/MC S&P 24 Fund	JNL/MC S&P 400 MidCap Index Fund	JNL/MC S&P 500 Index Fund

Highest expense ratio
Period ended December 31, 2013

Unit Value	$13.194238	$10.666349	$15.215740	$7.229997	$28.674301	$14.195485	$7.220962	$13.217836	$18.371028	$12.002518
Total Return *	26.91%	27.48%	36.10%	18.76%	20.54%	9.26%	11.90%	36.00%	27.91%	26.61%
Ratio of Expenses **	3.695%	3.695%	3.61%	3.61%	3.91%	3.06%	4.00%	3.26%	3.895%	3.895%

Period ended December 31, 2012

Unit Value	$10.396853	$8.366950	$11.180078	$6.088157	$23.788550	$12.992143	$6.452944	$9.719095	$14.362100	$9.479910
Total Return *	13.75%	10.15%	15.40%	7.72%	0.34%	8.64%	14.97%	7.94%	12.75%	10.95%
Ratio of Expenses **	3.695%	3.695%	3.61%	3.61%	3.91%	3.06%	4.00%	3.26%	3.895%	3.895%

Period ended December 31, 2011

Unit Value	$9.140074	$7.595955	$9.687756	$5.651868	$23.708642	$11.959022	$5.612705	$9.004054	$12.737916	$8.544069
Total Return *	-5.61%	-13.10%	-1.62%	-26.55%	-0.68%	-4.82%	-18.75%	1.55%	-5.87%	-2.40%
Ratio of Expenses **	3.695%	3.695%	3.61%	3.61%	3.91%	3.06%	4.00%	3.26%	3.895%	3.895%

Period ended December 31, 2010

Unit Value	$9.683474	$8.741516	$9.847499	$7.694809	$23.870558	$12.565053	$6.908329	$8.866352	$13.532357	$8.753917
Total Return *	12.86%	9.55%	13.04%	-1.36%	14.54%	9.49%	7.04%	12.82%	21.03%	10.07%
Ratio of Expenses **	3.695%	3.695%	3.61%	3.61%	3.91%	3.06%	4.00%	3.26%	3.895%	3.895%

Period ended December 31, 2009

Unit Value	$8.580057	$7.979799	$8.711518	$7.801081	$20.840162	$11.475909	$6.454163	$7.858512	$11.181316	$7.953366
Total Return *	19.63%	32.73%	29.35%	0.08%***	15.48%	16.00%***	15.06%	15.03%	32.76%	21.16%
Ratio of Expenses **	3.695%	3.695%	3.61%	3.61%	3.91%	3.06%	4.00%	3.26%	3.895%	3.895%

*	Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.
**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	The period is from January 1, 2013 through acquisition September 13, 2013. Unit values disclosed are as of September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MC JNL 5 Fund	JNL/MC JNL Optimized 5 Fund	JNL/MC Nasdaq 25 Fund	JNL/MC NYSE International 25 Fund	JNL/MC Oil & Gas Sector Fund	JNL/MC Pacific Rim 30 Fund	JNL/MC S&P 10 Fund(a)	JNL/MC S&P 24 Fund	JNL/MC S&P 400 MidCap Index Fund	JNL/MC S&P 500 Index Fund

Lowest expense ratio
Period ended December 31, 2013
Unit Value	$16.925899	$13.115219	$19.636662	$8.605944	$44.690102	$15.936592	$11.054383	$15.719755	$26.440862	$17.274803
Total Return *	30.37%	30.96%	39.91%	21.90%	24.28%	-3.10%***	14.28%	39.11%	31.87%	30.52%
Ratio of Expenses **	1.00%	1.00%	0.85%	1.00%	0.85%	0.85%	1.00%	1.00%	0.85%	0.85%

Period ended December 31, 2012

Unit Value	$12.982674	$10.014324	$14.035644	$7.060098	$35.958048	$14.176805	$9.672941	$11.300460	$20.050957	$13.234863
Total Return *	16.87%	13.17%	-1.15%***	10.58%	-2.23%***	10.91%	18.48%	10.42%	2.44%***	1.28%***
Ratio of Expenses **	1.00%	1.00%	0.85%	1.00%	0.85%	1.00%	1.00%	1.00%	0.85%	0.85%

Period ended December 31, 2011

Unit Value	$11.108993	$8.849116	$11.702614	$6.384835	$34.109903	$12.782667	$8.164092	$10.234481	$16.994019	$11.398882
Total Return *	-3.04%	-10.74%	0.97%	-24.61%	2.25%	-2.85%	-16.29%	3.87%	-3.11%	0.46%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

Period ended December 31, 2010

Unit Value	$11.457330	$9.913614	$11.590048	$8.469371	$33.360487	$13.157268	$9.752472	$9.853359	$17.540101	$11.346466
Total Return *	15.94%	12.54%	16.03%	1.25%	17.92%	11.77%	10.30%	15.40%	24.58%	13.30%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

Period ended December 31, 2009

Unit Value	$9.881825	$8.809122	$9.988556	$8.365151	$28.289917	$11.771783	$8.842030	$8.538156	$14.079208	$10.014643
Total Return *	22.90%	36.35%	32.77%	34.69%	18.89%	29.12%***	18.56%	17.65%	36.66%	24.72%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

*	Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.
**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	The period is from January 1, 2013 through acquisition September 13, 2013. Unit values disclosed are as of September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MC JNL 5 Fund	JNL/MC JNL Optimized 5 Fund	JNL/MC Nasdaq 25 Fund	JNL/MC NYSE International 25 Fund	JNL/MC Oil & Gas Sector Fund	JNL/MC Pacific Rim 30 Fund	JNL/MC S&P 10 Fund(a)	JNL/MC S&P 24 Fund	JNL/MC S&P 400 MidCap Index Fund	JNL/MC S&P 500 Index Fund

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$3,120,294	$397,388	$385,253	$74,065	$1,103,185	$91,439	$-	$391,820	$1,090,084	$2,360,165
Units Outstanding (in thousands)	193,764	31,602	20,892	8,915	27,241	5,929	-	25,979	44,573	146,683
Investment Income Ratio *	2.59%	2.88%	0.88%	3.56%	1.24%	3.93%	0.00%	1.87%	0.86%	1.46%

Period ended December 31, 2012

Net Assets (in thousands)	$2,718,584	$340,858	$239,760	$71,565	$841,333	$53,928	$264,824	$63,317	$607,048	$1,285,269
Units Outstanding (in thousands)	219,540	35,365	18,134	10,481	25,822	3,884	29,602	5,802	32,654	103,714
Investment Income Ratio *	2.90%	2.84%	0.25%	3.90%	1.10%	1.89%	0.00%	0.48%	1.08%	1.74%

Period ended December 31, 2011

Net Assets (in thousands)	$2,666,784	$325,680	$147,276	$66,407	$796,202	$41,344	$205,874	$53,979	$463,970	$892,032
Units Outstanding (in thousands)	250,692	38,068	13,156	10,686	25,205	3,288	27,137	5,444	28,874	81,632
Investment Income Ratio *	3.14%	1.82%	0.58%	1.97%	0.76%	1.51%	0.00%	0.50%	0.63%	1.83%

Period ended December 31, 2010

Net Assets (in thousands)	$3,150,482	$408,700	$113,840	$95,366	$593,299	$35,549	$289,551	$45,375	$465,805	$811,001
Units Outstanding (in thousands)	285,784	42,419	10,220	11,519	19,159	2,735	31,893	4,730	27,996	74,196
Investment Income Ratio *	2.09%	2.00%	0.21%	2.20%	1.08%	0.00%	0.00%	0.31%	0.70%	1.42%

Period ended December 31, 2009

Net Assets (in thousands)	$3,112,603	$394,466	$84,029	$79,880	$434,345	$15,722	$320,366	$32,401	$359,664	$662,896
Units Outstanding (in thousands)	325,622	45,827	8,721	9,719	16,524	1,345	38,784	3,884	26,849	68,254
Investment Income Ratio *	3.69%	2.75%	0.00%	4.80%	0.98%	2.92%	0.00%	0.24%	1.26%	1.69%

*	These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	The period is from January 1, 2013 through acquisition September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MC S&P SMid 60 Fund	JNL/MC Select Small-Cap Fund(c)	JNL/MC Small Cap Index Fund	JNL/MC Technology Sector Fund	JNL/MC Utilities Sector Fund(b)	JNL/MC Value Line 30 Fund	JNL/MC VIP Fund(c)	JNL/Morgan Stanley Mid Cap Growth Fund(a)	JNL/Neuberger Berman Strategic Income Fund(a)	JNL/Oppenheimer Global Growth Fund

Highest expense ratio
Period ended December 31, 2013

Unit Value	$13.742661	$12.459727	$16.610102	$6.752509	$9.520999	$11.154790	$11.740068	$12.568236	$10.031476	$14.194996
Total Return *	32.04%	17.88%	33.15%	21.59%	-5.07%***	29.94%	17.06%	12.43%***	0.91%***	21.76%
Ratio of Expenses **	3.61%	4.00%	3.895%	3.71%	1.25%	3.695%	3.51%	2.95%	2.90%	3.61%

Period ended December 31, 2012

Unit Value	$10.408048	$10.570237	$12.475036	$5.553673	n/a	$8.584787	$10.029364	$9.405834	$10.341022	$11.657821
Total Return *	9.80%	11.35%	11.45%	7.17%	n/a	5.19%	8.26%	1.41%***	3.61%***	16.25%
Ratio of Expenses **	3.61%	4.00%	3.895%	3.71%	n/a	3.695%	3.51%	2.845%	2.845%	3.61%

Period ended December 31, 2011

Unit Value	$9.479046	$9.493188	$11.193412	$5.182166	n/a	$8.160986	$9.264238	n/a	n/a	$10.027837
Total Return *	-10.98%	-2.61%	-7.98%	-3.95%	n/a	-25.77%	-6.98%	n/a	n/a	-11.47%
Ratio of Expenses **	3.61%	4.00%	3.895%	3.71%	n/a	3.695%	3.51%	n/a	n/a	3.61%

Period ended December 31, 2010

Unit Value	$10.648049	$9.747222	$12.164682	$5.395146	n/a	$10.994154	$9.958882	n/a	n/a	$11.326454
Total Return *	16.48%	10.71%	21.50%	8.02%	n/a	18.01%	11.34%	n/a	n/a	11.29%
Ratio of Expenses **	3.61%	4.00%	3.895%	3.71%	n/a	3.695%	3.51%	n/a	n/a	3.61%

Period ended December 31, 2009

Unit Value	$9.141570	$8.803901	$10.012294	$4.994363	n/a	$9.316264	$8.944430	n/a	n/a	$10.177547
Total Return *	13.44%***	0.78%	22.51%	57.85%	n/a	10.52%	19.68%	n/a	n/a	34.48%
Ratio of Expenses **	3.61%	4.00%	3.895%	3.71%	n/a	3.695%	3.51%	n/a	n/a	3.61%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 30, 2012.
(b)	Commencement of operations April 29, 2013.
(c)	The period is from January 1, 2013 through acquisition September 13, 2013. Unit values disclosed are as of September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MC S&P SMid 60 Fund	JNL/MC Select Small-Cap Fund(c)	JNL/MC Small Cap Index Fund	JNL/MC Technology Sector Fund	JNL/MC Utilities Sector Fund(b)	JNL/MC Value Line 30 Fund	JNL/MC VIP Fund(c)	JNL/Morgan Stanley Mid Cap Growth Fund(a)	JNL/Neuberger Berman Strategic Income Fund(a)	JNL/Oppenheimer Global Growth Fund

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$16.358028	$19.074355	$23.906412	$10.223802	$9.537077	$14.508738	$14.694514	$12.963200	$10.338020	$19.759860
Total Return *	35.53%	20.38%	37.26%	25.11%	-4.63%***	4.05%***	19.14%	36.22%	-1.19%	24.98%
Ratio of Expenses **	1.00%	1.00%	0.85%	0.85%	1.00%	0.85%	1.00%	1.10%	1.10%	1.00%

Period ended December 31, 2012

Unit Value	$12.069629	$15.844829	$17.416440	$8.171569	n/a	$10.719987	$12.334237	$9.516360	$10.462631	$15.809947
Total Return *	12.71%	14.75%	3.62%***	-6.20%***	n/a	8.07%	11.02%	5.43%***	0.97%***	19.34%
Ratio of Expenses **	1.00%	1.00%	0.85%	0.85%	n/a	1.00%	1.00%	1.10%	1.10%	1.00%

Period ended December 31, 2011

Unit Value	$10.708353	$13.808602	$14.933609	$7.272040	n/a	$9.919046	$11.109677	n/a	n/a	$13.248085
Total Return *	-8.63%	0.35%	-5.29%	-1.32%	n/a	-23.75%	-4.62%	n/a	n/a	-9.13%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	n/a	1.00%	1.00%	n/a	n/a	1.00%

Period ended December 31, 2010

Unit Value	$11.719891	$13.760192	$15.767515	$7.369022	n/a	$13.008158	$11.647737	n/a	n/a	$14.579247
Total Return *	19.56%	14.09%	25.07%	10.99%	n/a	21.23%	14.17%	n/a	n/a	14.23%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	n/a	1.00%	1.00%	n/a	n/a	1.00%

Period ended December 31, 2009

Unit Value	$9.802589	$12.061163	$12.607306	$6.639203	n/a	$10.729784	$10.202293	n/a	n/a	$12.762875
Total Return *	59.98%	3.85%	26.11%	62.19%	n/a	13.54%	22.72%	n/a	n/a	38.04%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	n/a	1.00%	1.00%	n/a	n/a	1.00%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations April 30, 2012.
(b)	Commencement of operations April 29, 2013.
(c)	The period is from January 1, 2013 through acquisition September 13, 2013. Unit values disclosed are as of September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/MC S&P SMid 60 Fund	JNL/MC Select Small-Cap Fund(c)	JNL/MC Small Cap Index Fund	JNL/MC Technology Sector Fund	JNL/MC Utilities Sector Fund(b)	JNL/MC Value Line 30 Fund	JNL/MC VIP Fund(c)	JNL/Morgan Stanley Mid Cap Growth Fund(a)	JNL/Neuberger Berman Strategic Income Fund(a)	JNL/Oppenheimer Global Growth Fund

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$327,593	$-	$1,167,462	$561,854	$2,976	$408,287	$-	$59,316	$133,549	$601,435
Units Outstanding (in thousands)	20,715	-	52,683	60,592	312	30,035	-	4,608	13,007	32,482
Investment Income Ratio *	1.74%	1.31%	1.26%	0.72%	4.57%	1.92%	2.32%	0.00%	0.19%	1.04%

Period ended December 31, 2012

Net Assets (in thousands)	$181,031	$250,923	$559,727	$393,847	n/a	$357,999	$230,850	$11,508	$66,681	$375,828
Units Outstanding (in thousands)	15,483	17,075	34,612	53,038	n/a	35,092	19,597	1,212	6,393	25,292
Investment Income Ratio *	0.84%	0.14%	1.82%	0.28%	n/a	0.06%	1.98%	0.67%	0.00%	1.07%

Period ended December 31, 2011

Net Assets (in thousands)	$158,327	$239,195	$411,164	$313,873	n/a	$366,236	$244,474	n/a	n/a	$284,666
Units Outstanding (in thousands)	15,191	18,646	29,011	46,394	n/a	38,660	22,972	n/a	n/a	22,760
Investment Income Ratio *	0.71%	0.99%	0.77%	0.20%	n/a	0.00%	1.31%	n/a	n/a	0.62%

Period ended December 31, 2010

Net Assets (in thousands)	$174,748	$278,923	$444,511	$272,752	n/a	$547,478	$285,252	n/a	n/a	$247,329
Units Outstanding (in thousands)	15,266	21,759	29,615	39,671	n/a	43,841	25,456	n/a	n/a	17,907
Investment Income Ratio *	0.09%	0.49%	0.65%	0.17%	n/a	0.60%	2.32%	n/a	n/a	0.85%

Period ended December 31, 2009

Net Assets (in thousands)	$123,129	$288,802	$363,256	$225,292	n/a	$524,476	$282,986	n/a	n/a	$173,881
Units Outstanding (in thousands)	12,792	25,618	30,126	36,401	n/a	50,623	28,696	n/a	n/a	14,359
Investment Income Ratio *	1.07%	0.93%	0.93%	0.12%	n/a	0.13%	1.73%	n/a	n/a	1.69%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations April 30, 2012.
(b)	Commencement of operations April 29, 2013.
(c)	The period is from January 1, 2013 through acquisition September 13, 2013.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/PIMCO Real Return Fund	JNL/PIMCO Total Return Bond Fund	JNL/PPM America Floating Rate Income Fund(a)	JNL/PPM America High Yield Bond Fund	JNL/PPM America Mid Cap Value Fund	JNL/PPM America Small Cap Value Fund	JNL/PPM America Value Equity Fund	JNL/Red Rocks Listed Private Equity Fund	JNL/S&P 4 Fund	JNL/S&P Competitive Advantage Fund

Highest expense ratio
Period ended December 31, 2013

Unit Value	$11.545747	$13.117925	$10.318816	$13.984681	$13.451379	$13.273272	$17.843244	$13.272425	$15.555573	$16.838644
Total Return *	-12.35%	-5.83%	1.12%	4.36%	36.08%	32.48%	35.26%	36.78%	38.54%	37.87%
Ratio of Expenses **	3.61%	3.91%	3.11%	3.61%	3.61%	3.61%	3.61%	3.51%	3.61%	3.61%

Period ended December 31, 2012

Unit Value	$13.172528	$13.930277	$10.204321	$13.399916	$9.884915	$10.018823	$13.192250	$9.703725	$11.228262	$12.213561
Total Return *	4.58%	3.93%	4.52%	12.60%	12.29%	15.43%	11.55%	25.76%	12.10%	12.48%
Ratio of Expenses **	3.61%	3.91%	3.11%	3.61%	3.61%	3.61%	3.61%	3.51%	3.61%	3.61%

Period ended December 31, 2011

Unit Value	$12.596112	$13.403110	$9.763142	$11.900255	$8.802847	$8.679633	$11.826380	$7.716122	$10.016290	$10.858481
Total Return *	7.76%	0.82%	3.18%***	0.97%	-10.69%	-11.28%	-8.61%	-20.79%	2.12%	6.62%
Ratio of Expenses **	3.61%	3.91%	3.11%	3.61%	3.61%	3.61%	3.61%	3.51%	3.61%	3.61%

Period ended December 31, 2010

Unit Value	$11.688683	$13.294261	n/a	$11.785726	$9.855985	$9.782878	$12.941093	$9.741513	$9.807963	$10.184414
Total Return *	0.26%***	3.45%	n/a	11.53%	24.98%	23.18%	9.65%***	8.76%***	9.76%	8.63%
Ratio of Expenses **	3.61%	3.91%	n/a	3.61%	3.61%	3.61%	3.61%	3.51%	3.61%	3.61%

Period ended December 31, 2009

Unit Value	$11.271641	$12.851486	n/a	$10.567026	$7.885776	$7.941697	$11.592092	$8.002272	$8.935882	$9.375145
Total Return *	13.16%	11.03%	n/a	41.12%	2.89%***	6.35%***	39.59%	8.22%***	36.82%	9.43%***
Ratio of Expenses **	3.545%	3.91%	n/a	3.61%	3.61%	3.61%	3.51%	3.36%	3.61%	3.61%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 1, 2011.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/PIMCO Real Return Fund	JNL/PIMCO Total Return Bond Fund	JNL/PPM America Floating Rate Income Fund(a)	JNL/PPM America High Yield Bond Fund	JNL/PPM America Mid Cap Value Fund	JNL/PPM America Small Cap Value Fund	JNL/PPM America Value Equity Fund	JNL/Red Rocks Listed Private Equity Fund	JNL/S&P 4 Fund	JNL/S&P Competitive Advantage Fund

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$13.990021	$21.298086	$11.041085	$21.650988	$15.766223	$15.423975	$28.490768	$15.255852	$18.396130	$19.734087
Total Return *	-9.90%	-2.91%	3.43%	7.28%	39.89%	35.99%	38.69%	40.46%	42.42%	41.51%
Ratio of Expenses **	0.85%	0.85%	0.85%	0.85%	0.85%	1.00%	1.10%	0.85%	0.85%	1.00%

Period ended December 31, 2012

Unit Value	$15.526658	$21.935375	$10.674570	$20.180869	$11.270586	$11.342241	$20.542233	$10.861040	$12.917126	$13.944943
Total Return *	2.48%***	0.51%***	4.60%***	10.59%***	12.87%***	18.49%	14.39%	20.39%***	1.46%***	15.46%
Ratio of Expenses **	0.85%	0.85%	0.85%	0.85%	0.85%	1.00%	1.10%	0.85%	0.85%	1.00%

Period ended December 31, 2011

Unit Value	$14.335478	$20.048385	$9.970069	$17.085087	$9.672001	$9.572316	$17.957638	$8.368520	$11.140221	$12.077498
Total Return *	10.61%	3.79%	-1.04%***	3.63%	-8.42%	12.25%***	-6.30%	-18.78%	12.09%***	9.43%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.10%	1.00%	1.10%	1.00%	1.00%	1.00%

Period ended December 31, 2010

Unit Value	$12.960938	$19.316750	n/a	$16.486250	$10.561409	$10.483034	$19.164505	$10.303812	$10.595861	$11.036703
Total Return *	6.65%	6.50%	n/a	14.48%	28.16%	26.31%	16.17%	25.06%	12.55%	11.50%
Ratio of Expenses **	1.00%	1.00%	n/a	1.00%	1.10%	1.10%	1.10%	1.00%	1.10%	1.00%

Period ended December 31, 2009

Unit Value	$12.152635	$18.137786	n/a	$14.400860	$8.240756	$8.299179	$16.496448	$8.239112	$9.414414	$9.897945
Total Return *	16.08%	14.31%	n/a	44.85%	45.77%	32.51%	43.00%	38.93%	40.30%	48.51%***
Ratio of Expenses **	1.00%	1.00%	n/a	1.00%	1.10%	1.10%	1.10%	1.00%	1.10%	1.00%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

(a)	Commencement of operations January 1, 2011.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/PIMCO Real Return Fund	JNL/PIMCO Total Return Bond Fund	JNL/PPM America Floating Rate Income Fund(a)	JNL/PPM America High Yield Bond Fund	JNL/PPM America Mid Cap Value Fund	JNL/PPM America Small Cap Value Fund	JNL/PPM America Value Equity Fund	JNL/Red Rocks Listed Private Equity Fund	JNL/S&P 4 Fund	JNL/S&P Competitive Advantage Fund

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$1,358,822	$3,417,014	$1,077,933	$1,571,549	$255,733	$189,982	$170,362	$494,897	$2,922,386	$616,476
Units Outstanding (in thousands)	101,678	178,424	99,528	81,106	16,840	12,722	6,708	33,392	165,123	32,284
Investment Income Ratio *	1.15%	1.11%	2.27%	6.30%	0.64%	0.43%	1.31%	8.93%	0.83%	0.69%

Period ended December 31, 2012

Net Assets (in thousands)	$2,175,079	$4,251,064	$278,372	$1,362,796	$115,388	$94,059	$112,314	$346,531	$1,217,212	$293,492
Units Outstanding (in thousands)	146,138	215,752	26,438	75,591	10,587	8,512	6,164	32,794	97,619	21,654
Investment Income Ratio *	2.08%	2.19%	3.34%	6.26%	0.37%	1.01%	1.33%	0.00%	1.89%	0.65%

Period ended December 31, 2011

Net Assets (in thousands)	$1,526,239	$2,980,927	$129,210	$870,828	$87,886	$65,195	$97,154	$308,657	$956,114	$153,398
Units Outstanding (in thousands)	109,600	161,304	13,038	55,802	9,255	6,964	6,104	37,524	87,824	12,987
Investment Income Ratio *	0.99%	3.19%	0.00%	6.97%	0.10%	0.19%	1.12%	8.66%	4.94%	1.01%

Period ended December 31, 2010

Net Assets (in thousands)	$972,580	$2,500,105	n/a	$721,610	$83,276	$58,322	$106,819	$279,890	$797,263	$83,408
Units Outstanding (in thousands)	76,831	140,076	n/a	47,902	8,009	5,650	6,283	27,501	76,365	7,689
Investment Income Ratio *	1.48%	2.29%	n/a	7.60%	0.00%	0.21%	1.21%	0.25%	0.00%	0.75%

Period ended December 31, 2009

Net Assets (in thousands)	$694,975	$1,673,846	n/a	$491,310	$19,225	$14,748	$88,889	$111,569	$592,013	$88,880
Units Outstanding (in thousands)	58,299	99,987	n/a	37,428	2,359	1,795	6,119	13,636	63,553	9,096
Investment Income Ratio *	2.99%	3.12%	n/a	8.55%	0.71%	0.61%	5.72%	5.63%	1.22%	0.02%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

(a)	Commencement of operations January 1, 2011.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/S&P Dividend Income & Growth Fund	JNL/S&P Intrinsic Value Fund	JNL/S&P Managed Aggressive Growth Fund	JNL/S&P Managed Conservative Fund	JNL/S&P Managed Growth Fund	JNL/S&P Managed Moderate Fund	JNL/S&P Managed Moderate Growth Fund	JNL/S&P Total Yield Fund	JNL/T. Rowe Price Established Growth Fund	JNL/T. Rowe Price Mid-Cap Growth Fund

Highest expense ratio
Period ended December 31, 2013

Unit Value	$14.163602	$16.729426	$13.685008	$10.914940	$13.691565	$12.013979	$12.596786	$14.308556	$29.492504	$44.948972
Total Return *	26.27%	44.63%	21.14%	0.73%	18.01%	6.42%	11.29%	46.30%	33.35%	31.27%
Ratio of Expenses **	3.51%	3.61%	3.75%	3.695%	3.80%	3.695%	4.01%	3.61%	3.91%	3.91%

Period ended December 31, 2012

Unit Value	$11.216816	$11.566954	$11.296479	$10.835956	$11.601845	$11.289240	$11.318630	$9.780077	$22.116964	$34.241931
Total Return *	8.90%	10.05%	11.57%	4.82%	11.03%	6.89%	9.26%	17.50%	14.27%	9.22%
Ratio of Expenses **	3.51%	3.61%	3.75%	3.695%	3.80%	3.695%	4.01%	3.61%	3.91%	3.91%

Period ended December 31, 2011

Unit Value	$10.299783	$10.510325	$10.125196	$10.337958	$10.449663	$10.561571	$10.359662	$8.323496	$19.355494	$31.351508
Total Return *	8.56%	2.75%	-8.29%	-0.61%	-6.74%	-2.81%	-5.14%	-8.75%	-4.96%	-5.23%
Ratio of Expenses **	3.51%	3.61%	3.75%	3.695%	3.80%	3.695%	4.01%	3.61%	3.91%	3.91%

Period ended December 31, 2010

Unit Value	$9.488017	$10.229163	$11.040307	$10.401392	$11.205082	$10.867131	$10.920968	$9.121174	$20.365095	$33.080837
Total Return *	14.16%	10.33%	12.78%	4.76%	11.79%	7.27%	8.73%	6.18%	12.29%	22.96%
Ratio of Expenses **	3.51%	3.61%	3.75%	3.695%	3.80%	3.695%	4.01%	3.61%	3.91%	3.91%

Period ended December 31, 2009

Unit Value	$8.310996	$9.271159	$9.789636	$9.929091	$10.023459	$10.131046	$10.043857	$8.590651	$18.136812	$26.903923
Total Return *	39.26%***	13.04%***	26.22%	9.41%	23.29%	14.32%	18.60%	2.27%***	37.99%	41.21%
Ratio of Expenses **	3.51%	3.61%	3.75%	3.695%	3.80%	3.695%	4.01%	3.61%	3.91%	3.91%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**	Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.
***	Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/S&P Dividend Income & Growth Fund	JNL/S&P Intrinsic Value Fund	JNL/S&P Managed Aggressive Growth Fund	JNL/S&P Managed Conservative Fund	JNL/S&P Managed Growth Fund	JNL/S&P Managed Moderate Fund	JNL/S&P Managed Moderate Growth Fund	JNL/S&P Total Yield Fund	JNL/T. Rowe Price Established Growth Fund	JNL/T. Rowe Price Mid-Cap Growth Fund

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$16.498730	$19.606971	$21.097901	$14.001567	$21.271309	$15.411454	$20.227633	$16.769144	$52.169689	$77.323934
Total Return *	29.48%	48.46%	24.52%	3.48%	21.36%	9.33%	14.69%	50.17%	37.49%	35.15%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	0.85%	1.00%

Period ended December 31, 2012

Unit Value	$12.742209	$13.207260	$16.943113	$13.530606	$17.526999	$14.096669	$17.636234	$11.166615	$37.943892	$57.215482
Total Return *	11.68%	12.97%	14.69%	7.69%	14.19%	9.82%	12.60%	20.62%	6.85%***	12.45%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	0.85%	1.00%

Period ended December 31, 2011

Unit Value	$11.409605	$11.690770	$14.773287	$12.564577	$15.349276	$12.836407	$15.662054	$9.258036	$31.410950	$50.879218
Total Return *	11.31%	5.46%	-5.74%	2.10%	-4.10%	-0.16%***	-2.25%***	-6.34%	-2.16%	-2.44%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%

Period ended December 31, 2010

Unit Value	$10.250525	$11.085669	$15.672705	$12.306413	$16.005626	$12.777857	$15.820096	$9.884599	$32.104002	$52.149990
Total Return *	17.06%	13.25%	15.92%	7.62%	14.96%	10.09%	11.94%	8.98%	15.60%	26.59%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%	1.10%	1.10%	1.00%	1.00%	1.00%

Period ended December 31, 2009

Unit Value	$8.756332	$9.788398	$13.520264	$11.435228	$13.922400	$11.607218	$14.132179	$9.069807	$27.771231	$41.195958
Total Return *	38.48%***	74.12%***	29.74%	16.10%***	26.79%	17.33%	22.11%	62.22%***	42.07%	45.38%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%	1.10%	1.10%	1.00%	1.00%	1.00%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio.  The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented.  Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**	Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.
***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/S&P Dividend Income & Growth Fund	JNL/S&P Intrinsic Value Fund	JNL/S&P Managed Aggressive Growth Fund	JNL/S&P Managed Conservative Fund	JNL/S&P Managed Growth Fund	JNL/S&P Managed Moderate Fund	JNL/S&P Managed Moderate Growth Fund	JNL/S&P Total Yield Fund	JNL/T. Rowe Price Established Growth Fund	JNL/T. Rowe Price Mid-Cap Growth Fund

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$1,781,588	$605,777	$1,425,616	$1,567,878	$4,178,451	$3,071,065	$5,616,026	$362,318	$2,019,757	$2,161,052
Units Outstanding (in thousands)	111,465	31,928	72,852	117,677	211,960	208,670	299,937	22,353	44,000	30,964
Investment Income Ratio *	1.89%	1.16%	0.72%	0.58%	0.90%	0.47%	0.50%	1.27%	0.08%	0.00%

Period ended December 31, 2012

Net Assets (in thousands)	$822,731	$230,392	$988,005	$1,688,160	$3,014,831	$2,671,615	$4,454,811	$112,891	$1,325,286	$1,472,007
Units Outstanding (in thousands)	66,373	17,949	62,719	130,695	184,990	197,840	272,199	10,415	39,723	28,527
Investment Income Ratio *	1.67%	0.91%	0.94%	2.59%	1.27%	1.88%	1.55%	0.96%	0.00%	0.21%

Period ended December 31, 2011

Net Assets (in thousands)	$529,069	$197,440	$748,866	$1,187,614	$2,273,056	$1,942,414	$3,240,548	$80,015	$901,594	$1,176,491
Units Outstanding (in thousands)	47,429	17,293	54,285	98,525	158,754	157,318	222,293	8,851	31,868	25,681
Investment Income Ratio *	1.84%	0.97%	0.66%	2.39%	0.73%	1.97%	1.64%	1.22%	0.00%	0.02%

Period ended December 31, 2010

Net Assets (in thousands)	$216,196	$105,541	$694,558	$886,035	$1,946,317	$1,514,845	$2,629,579	$64,956	$782,772	$981,793
Units Outstanding (in thousands)	21,452	9,700	47,392	74,750	130,135	122,023	176,006	6,691	27,158	21,009
Investment Income Ratio *	1.79%	0.75%	0.76%	2.60%	1.05%	2.16%	1.39%	0.74%	0.04%	0.20%

Period ended December 31, 2009

Net Assets (in thousands)	$79,218	$86,341	$508,673	$572,713	$1,329,575	$930,311	$1,625,059	$53,501	$548,364	$590,369
Units Outstanding (in thousands)	9,158	8,941	40,161	51,869	102,211	82,390	122,140	5,976	22,175	16,143
Investment Income Ratio *	0.04%	0.03%	2.48%	2.03%	2.25%	1.53%	0.85%	0.02%	0.33%	0.00%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets.  In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/T. Rowe Price Short-Term Bond Fund	JNL/T. Rowe Price Value Fund	JNL/WMC Balanced Fund	JNL/WMC Money Market Fund	JNL/WMC Value Fund

Highest expense ratio
Period ended December 31, 2013

Unit Value	$8.872603	$16.100834	$23.823488	$8.009515	$22.147785
Total Return *	-3.45%	31.88%	14.88%	-3.68%	26.29%
Ratio of Expenses **	3.61%	3.91%	3.80%	3.75%	3.70%

Period ended December 31, 2012

Unit Value	$9.189697	$12.209024	$20.737850	$8.315507	$17.537698
Total Return *	-1.20%	14.74%	5.98%	-3.69%	12.11%
Ratio of Expenses **	3.61%	3.91%	3.80%	3.75%	3.70%

Period ended December 31, 2011

Unit Value	$9.301062	$10.640263	$19.567657	$8.634066	$15.643046
Total Return *	-2.21%	-5.82%	-0.57%	-3.67%	-5.61%
Ratio of Expenses **	3.61%	3.91%	3.80%	3.75%	3.70%

Period ended December 31, 2010

Unit Value	$9.510825	$11.297764	$19.680014	$8.962684	$16.572366
Total Return *	-0.72%	11.45%	6.70%	-3.68%	9.57%
Ratio of Expenses **	3.61%	3.91%	3.80%	3.75%	3.70%

Period ended December 31, 2009

Unit Value	$9.579367	$10.137378	$18.445088	$9.305184	$15.125413
Total Return *	-0.28%***	31.83%	15.23%	-3.54%	19.48%
Ratio of Expenses **	3.61%	3.91%	3.80%	3.75%	3.70%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/T. Rowe Price Short-Term Bond Fund	JNL/T. Rowe Price Value Fund	JNL/WMC Balanced Fund	JNL/WMC Money Market Fund	JNL/WMC Value Fund

Lowest expense ratio
Period ended December 31, 2013

Unit Value	$10.965640	$24.464416	$41.281946	$13.750691	$30.012344
Total Return *	-0.75%	35.97%	18.32%	-0.85%	29.74%
Ratio of Expenses **	0.85%	0.85%	0.85%	0.85%	1.00%

Period ended December 31, 2012

Unit Value	$11.048330	$17.991908	$34.890392	$13.867935	$23.132132
Total Return *	-0.12%***	15.29%***	-0.97%***	-0.30%***	15.19%
Ratio of Expenses **	0.85%	0.85%	0.85%	0.85%	1.00%

Period ended December 31, 2011

Unit Value	$10.785135	$14.943349	$31.176294	$13.642602	$20.081933
Total Return *	0.37%	-3.05%	2.24%	-0.99%	-3.03%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%

Period ended December 31, 2010

Unit Value	$10.745000	$15.412882	$30.491815	$13.778726	$20.709679
Total Return *	1.91%	14.74%	9.73%	-1.00%	12.57%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%

Period ended December 31, 2009

Unit Value	$10.543119	$13.433157	$27.789280	$13.917211	$18.397952
Total Return *	6.57%	35.72%	18.50%	-0.85%	22.75%
Ratio of Expenses **	1.00%	1.00%	1.00%	1.00%	1.00%

*
Total return for period indicated, includes changes in the value of the underlying Fund, and reflects deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return for Investment Divisions with no assets at period end is calculated based on the total return of the underlying Fund less expenses that are charged directly to that Investment Division of the Separate Account.

**
Annualized contract expenses of Investment Divisions of the Separate Account, consist primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying Funds are excluded.

***
Total return is calculated from the effective date through the end of the reporting period. The effective date is the date when the optional benefit in the variable account was elected by a contract owner.

Jackson National Separate Account I
Notes to Financial Statements (continued)

Note 7 - Financial Highlights (continued)

	JNL/T. Rowe Price Short-Term Bond Fund	JNL/T. Rowe Price Value Fund	JNL/WMC Balanced Fund	JNL/WMC Money Market Fund	JNL/WMC Value Fund

Investment Division data
Period ended December 31, 2013

Net Assets (in thousands)	$697,296	$969,477	$3,194,549	$1,268,083	$638,676
Units Outstanding (in thousands)	66,830	43,153	86,719	104,583	22,497
Investment Income Ratio *	1.34%	1.29%	1.49%	0.00%	1.92%

Period ended December 31, 2012

Net Assets (in thousands)	$647,091	$570,473	$2,294,283	$1,195,108	$430,498
Units Outstanding (in thousands)	61,301	34,539	73,604	97,907	19,603
Investment Income Ratio *	1.03%	1.32%	1.33%	0.00%	2.30%

Period ended December 31, 2011

Net Assets (in thousands)	$493,477	$431,971	$1,709,811	$1,010,793	$362,133
Units Outstanding (in thousands)	47,268	30,832	59,618	82,015	18,923
Investment Income Ratio *	1.27%	1.37%	1.18%	0.00%	1.03%

Period ended December 31, 2010

Net Assets (in thousands)	$334,098	$411,509	$1,228,148	$676,914	$353,077
Units Outstanding (in thousands)	31,935	28,398	43,834	54,428	17,861
Investment Income Ratio *	1.38%	1.03%	1.44%	0.00%	1.02%

Period ended December 31, 2009

Net Assets (in thousands)	$182,385	$318,777	$698,799	$813,943	$245,685
Units Outstanding (in thousands)	17,700	25,158	27,589	64,606	13,947
Investment Income Ratio *	3.80%	1.73%	2.87%	0.18%	1.78%

*
These amounts represent the dividends, excluding distributions of capital gains, received by the Investment Division from the underlying Fund divided by the average net assets. In some instances, the investment income ratio may be rounded to 0.00% even though the Investment Division received dividend income from the underlying Fund.

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Jackson National Life Insurance Company and
Contract Owners of Jackson National Separate Account I:

We have audited the accompanying statement of assets and liabilities of each investment division within Jackson National Separate Account I (the “Company”), as of December 31, 2013, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended.  These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the transfer agent of the underlying mutual funds and other appropriate auditing procedures.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each investment division within Jackson National Separate Account I as of December 31, 2013, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

Chicago, IL
March 7, 2014

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

APPENDIX B

KPMG LLP
Aon Center
Suite 5500
200 East Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Jackson National Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Jackson National Life Insurance Company and Subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Insurance Company and Subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
March 7, 2014

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

Jackson National Life Insurance Company and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share information)

	December 31,
Assets	2013	2012
Investments:
Securities available for sale, at fair value:
Fixed maturities (amortized cost: 2013, $48,620,014; 2012, $48,858,082, including $164,803 and $319,258 at fair value under the fair value option at December 31, 2013 and 2012, respectively)	$49,729,105	$53,164,638
Trading securities, at fair value	541,228	412,813
Commercial mortgage loans, net of allowance	6,080,080	5,758,997
Policy loans (includes $3,131,161 and $2,994,756 at fair value under the fair value option at December 31, 2013 and 2012, respectively)	4,477,040	4,374,211
Derivative instruments	1,267,974	2,512,658
Other invested assets	1,470,800	1,368,710
Total investments	63,566,227	67,592,027
Cash and cash equivalents	986,383	1,150,420
Accrued investment income	682,149	678,442
Deferred acquisition costs	6,212,220	4,822,587
Reinsurance recoverable	10,046,745	9,876,908
Income taxes receivable	132,996	226,465
Deferred income taxes, net	110,393	-
Other assets	2,059,280	919,229
Separate account assets	108,787,279	80,134,446
Total assets	$192,583,672	$165,400,524

Liabilities and Equity
Liabilities
Reserves for future policy benefits and claims payable	$17,148,050	$17,978,248
Other contract holder funds	53,473,073	52,827,628
Funds held under reinsurance treaties, at fair value under fair value option	3,396,987	3,285,118
Debt	284,489	292,274
Securities lending payable	95,754	153,747
Deferred income taxes, net	-	491,570
Derivative instruments	852,953	1,048,459
Other liabilities	2,506,665	1,862,837
Separate account liabilities	108,787,279	80,134,446
Total liabilities	186,545,250	158,074,327

Equity
Common stock, $1.15 par value; authorized 50,000 shares; issued and outstanding 12,000 shares	13,800	13,800
Additional paid-in capital	3,801,965	3,766,912
Shares held in trust	(22,752)	(25,065)
Equity compensation reserve	18,448	12,943
Accumulated other comprehensive income, net of tax (benefit) expense of $(113,674) in 2013 and $737,463 in 2012	526,947	2,107,631
Retained earnings	1,657,406	1,409,244
Total stockholder’s equity	5,995,814	7,285,465
Noncontrolling interests	42,608	40,732
Total equity	6,038,422	7,326,197
Total liabilities and equity	$192,583,672	$165,400,524

See accompanying Notes to Consolidated Financial Statements.

Jackson National Life Insurance Company and Subsidiaries
Consolidated Income Statements
(In thousands)

	Years Ended December 31,
	2013	2012	2011
Revenues
Fee income	$3,801,275	$2,787,122	$2,108,159
Premium	286,771	176,270	139,810
Net investment income	3,144,646	2,780,562	2,644,586
Net realized losses on investments:
Total other-than-temporary impairments	(49,930)	(172,730)	(305,805)
Portion of other-than-temporary impairments included in other comprehensive income	29,146	85,876	218,710
Net other-than-temporary impairments	(20,784)	(86,854)	(87,095)
Other net investment losses	(1,969,669)	(630,252)	(673,010)
Total net realized losses on investments	(1,990,453)	(717,106)	(760,105)
Other income	154,714	80,056	52,350
Total revenues	5,396,953	5,106,904	4,184,800
Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	1,026,392	614,214	585,296
Interest credited on other contract holder funds, net of deferrals	1,636,071	1,460,021	1,384,909
Interest expense	42,036	44,561	42,881
Operating costs and other expenses, net of deferrals	1,480,719	1,251,244	1,005,947
Amortization of deferred acquisition and sales inducement costs	284,618	443,676	375,963
Total benefits and expenses	4,469,836	3,813,716	3,394,996
Pretax income	927,117	1,293,188	789,804
Income tax expense	166,997	355,433	212,072
Net Income	760,120	937,755	577,732
Less: Net income (loss) attributable to noncontrolling interests	4,958	(1,736)	4,446
Net income attributable to Jackson	$755,162	$939,491	$573,286

See accompanying Notes to Consolidated Financial Statements.

Jackson National Life Insurance Company and Subsidiaries
Consolidated Statements of Comprehensive Income
(In thousands)

	Years Ended December 31,
	2013	2012	2011
Net income	$760,120	$937,755	$577,732

Other comprehensive income, net of tax:
Net unrealized (losses) gains on securities not other-than-temporarily impaired (net of tax (benefit) expense of: 2013 $(807,429); 2012 $403,751; 2011 $393,574)	(1,487,770)	764,562	701,875

Net unrealized losses on other-than-temporarily impaired securities (net of tax benefit of: 2013 $7,984; 2012 $25,563; 2011 $67,448)	(14,826)	(47,474)	(125,261)

Reclassification adjustment for losses included in net income (net of tax benefit of: 2013 $43,708; 2012 $27,836; 2011 $32,447)	(81,170)	(51,696)	(60,260)

Total other comprehensive income	(1,583,766)	665,392	516,354
Comprehensive (loss) income	(823,646)	1,603,147	1,094,086
Less: Comprehensive income (loss) attributable to noncontrolling interests	1,876	13,003	(24,603)
Comprehensive (loss) income attributable to Jackson	$(825,522)	$1,590,144	$1,118,689

See accompanying Notes to Consolidated Financial Statements.

Jackson National Life Insurance Company and Subsidiaries
Consolidated Statements of Equity
(In thousands)

					Accumulated
		Additional		Equity	Other		Total	Non-
	Common	Paid-In	Shares Held	Compensation	Comprehensive	Retained	Stockholder’s	Controlling	Total
	Stock	Capital	In Trust	Reserve	Income	Earnings	Equity	Interests	Equity
Balances as of December 31, 2010	$13,800	$3,711,500	$(8,188)	$2,838	$911,575	$826,467	$5,457,992	$52,332	$5,510,324
Net income	-	-	-	-	-	573,286	573,286	4,446	577,732
Change in unrealized investment gains and losses, net of tax	-	-	-	-	545,403	-	545,403	(29,049)	516,354
Capital contribution	-	19,401	-	-	-	-	19,401	-	19,401
Dividends to stockholder	-	-	-	-	-	(530,000)	(530,000)	-	(530,000)
Shares acquired at cost	-	-	(17,948)	-	-	-	(17,948)	-	(17,948)
Shares distributed at cost	-	-	9,357	-	-	-	9,357	-	9,357
Reserve for equity compensation plans	-	-	-	7,515	-	-	7,515	-	7,515
Fair value of shares issued under equity compensation plans	-	-	-	(2,386)	-	-	(2,386)	-	(2,386)
Balances as of December 31, 2011	13,800	3,730,901	(16,779)	7,967	1,456,978	869,753	6,062,620	27,729	6,090,349

Net income	-	-	-	-	-	939,491	939,491	(1,736)	937,755
Change in unrealized investment gains and losses, net of tax	-	-	-	-	650,653	-	650,653	14,739	665,392
Capital contribution	-	36,011	-	-	-	-	36,011	-	36,011
Dividends to stockholder	-	-	-	-	-	(400,000)	(400,000)	-	(400,000)
Shares acquired at cost	-	-	(25,220)	-	-	-	(25,220)	-	(25,220)
Shares distributed at cost	-	-	16,934	-	-	-	16,934	-	16,934
Reserve for equity compensation plans	-	-	-	17,107	-	-	17,107	-	17,107
Fair value of shares issued under equity compensation plans	-	-	-	(12,131)	-	-	(12,131)	-	(12,131)
Balances as of December 31, 2012	13,800	3,766,912	(25,065)	12,943	2,107,631	1,409,244	7,285,465	40,732	7,326,197

Net income	-	-	-	-	-	755,162	755,162	4,958	760,120
Change in unrealized investment gains and losses, net of tax	-	-	-	-	(1,580,684)	-	(1,580,684)	(3,082)	(1,583,766)
Capital contribution	-	35,053	-	-	-	-	35,053	-	35,053
Dividends to stockholder	-	-	-	-	-	(507,000)	(507,000)	-	(507,000)
Shares acquired at cost	-	-	(21,208)	-	-	-	(21,208)	-	(21,208)
Shares distributed at cost	-	-	23,521	-	-	-	23,521	-	23,521
Reserve for equity compensation plans	-	-	-	13,129	-	-	13,129	-	13,129
Fair value of shares issued under equity compensation plans	-	-	-	(7,624)	-	-	(7,624)	-	(7,624)
Balances as of December 31, 2013	$13,800	$3,801,965	$(22,752)	$18,448	$526,947	$1,657,406	$5,995,814	$42,608	$6,038,422

See accompanying Notes to Consolidated Financial Statements.

Jackson National Life Insurance Company and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net income	$760,120	$937,755	$577,732
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized gains on investments	(81,145)	(28,487)	(113,933)
Net losses on derivatives	1,865,137	585,288	809,328
Interest credited on other contract holder funds, gross	1,650,459	1,473,482	1,396,036
Mortality, expense and surrender charges	(743,799)	(462,531)	(343,983)
Amortization of discount and premium on investments	49,408	39,699	5,428
Deferred income tax expense	277,078	53,323	153,591
Share-based compensation	39,947	32,946	11,802
Change in:
Accrued investment income	(3,707)	(10,276)	(22,423)
Deferred sales inducements and acquisition costs	(848,133)	(832,841)	(810,412)
Trading portfolio activity, net	(128,415)	(88,260)	151,494
Income taxes receivable (payable)	86,261	25,030	(130,920)
Other assets and liabilities, net	85,812	245,722	(495,938)
Net cash provided by operating activities	3,009,023	1,970,850	1,187,802

Cash flows from investing activities:
Sales, maturities and repayments of:
Fixed maturities	5,798,733	6,507,615	8,981,098
Commercial mortgage loans	1,339,273	918,780	1,323,959
Purchases of:
Fixed maturities	(5,543,494)	(5,294,561)	(8,202,646)
Commercial mortgage loans	(1,654,026)	(1,137,725)	(1,185,257)
Purchase of REALIC, net of cash acquired	(17,696)	(354,172)	-
Other investing activities	(2,489,841)	(1,413,375)	(514,011)
Net cash (used in) provided by investing activities	(2,567,051)	(773,438)	403,143

Cash flows from financing activities:
Policyholders’ account balances:
Deposits	25,196,030	23,226,461	20,374,771
Withdrawals	(11,810,633)	(9,101,692)	(8,846,295)
Net transfers to separate accounts	(14,094,490)	(14,164,019)	(12,256,282)
Net proceeds from (payments on) repurchase agreements	415,271	(100,709)	(451,678)
Net proceeds from (payments on) Federal Home Loan Bank notes	200,000	(150,000)	150,000
Net payments on debt	(7,500)	(5,000)	(40,870)
Shares held in trust at cost, net	2,313	(8,286)	(8,591)
Payment of cash dividends to Parent	(507,000)	(400,000)	(530,000)
Net cash used in financing activities	(606,009)	(703,245)	(1,608,945)

Net (decrease) increase in cash and cash equivalents	(164,037)	494,167	(18,000)

Cash and cash equivalents, beginning of year	1,150,420	656,253	674,253
Total cash and cash equivalents, end of year	$986,383	$1,150,420	$656,253

Supplemental Cash Flow Information
Income tax (received) paid	$(241,921)	$241,201	$170,022
Interest paid	$21,900	$22,011	$22,356

See accompanying Notes to Consolidated Financial Statements.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

1.     Business and Basis of Presentation

Jackson National Life Insurance Company (the “Company” or “Jackson”) is wholly owned by Brooke Life Insurance Company (“Brooke Life” or the “Parent”), which is ultimately a wholly owned subsidiary of Prudential plc (“Prudential”), London, England.  Jackson, together with its New York life insurance subsidiary, is licensed to sell group and individual annuity products (including immediate, index linked and deferred fixed annuities and variable annuities), guaranteed investment contracts (“GICs”) and individual life insurance products, including variable universal life, in all 50 states and the District of Columbia.

The consolidated financial statements include accounts, after the elimination of intercompany accounts and transactions, of the following:
●
Life insurers: Jackson and its wholly owned subsidiaries Jackson National Life Insurance Company of New York, Squire Reassurance Company LLC (“Squire Re”), VFL International Life Company SPC, LTD and Jackson National Life (Bermuda) LTD;

●
Wholly owned broker-dealer, investment management and investment advisor subsidiaries: Jackson National Life Distributors, LLC, Jackson National Asset Management, LLC, Curian Clearing, LLC and Curian Capital, LLC;

●	PGDS (US One) LLC (“PGDS”), a wholly owned subsidiary that provides information technology services to Jackson and certain affiliates;
●	Hermitage Management, LLC, a wholly owned subsidiary that holds and manages certain real estate related investments;
●	Other insignificant wholly owned subsidiaries; and
●	Other partnerships, limited liability companies and variable interest entities (“VIEs”) in which Jackson has a controlling interest or is deemed the primary beneficiary.

Acquisition
On September 4, 2012, the Company acquired 100% of the equity of SRLC America Holding Corp. (“SRLC”) from Swiss Re Life Capital Ltd (“Swiss Re”) for a preliminary purchase price of $663.3 million, which was reduced by a $73.9 million current net operating loss carryback income tax recoverable, resulting in an initial cash payment of $589.4 million at the time of sale.  Subsequent adjustments through December 31, 2012 reduced the preliminary purchase price from $663.3 million to $587.3 million, which was subject to final agreement with Swiss Re.  In 2013, after finalizing the opening balance sheet and the resolution of purchase price discussions with Swiss Re, the final purchase price was settled at $605.1 million.  See Note 3 for additional information regarding the acquisition.

SRLC’s primary subsidiary was Reassure America Life Insurance Company (“REALIC”), which was merged into Jackson as of December 31, 2012.  REALIC’s primary business activity involved the acquisition of blocks of life insurance, including corporate owned life insurance, disability income and/or annuity contracts in force.  In addition to REALIC, SRLC had other insignificant subsidiaries.  Subsequent to the purchase, SRLC was dissolved and its subsidiaries became direct subsidiaries of Jackson.

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).  Intercompany accounts and transactions have been eliminated upon consolidation.   Certain amounts in the 2012 and 2011 consolidated financial statements and notes to the consolidated financial statements have been reclassified to conform to the 2013 presentation.

The preparation of the consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes.  Significant estimates or assumptions, as further discussed in the notes, include: 1) valuation of investments and derivative instruments, including fair values of securities deemed to be in an illiquid market and the determination of when an impairment is other-than-temporary; 2) assessments as to whether certain entities are variable interest entities, the existence of reconsideration events and the determination of which party, if any, should consolidate the entity; 3) assumptions impacting future gross profits, including lapse and mortality rates, expenses, investment returns and policy crediting rates, used in the calculation of amortization of deferred acquisition costs and deferred sales inducements; 4) assumptions used in calculating policy reserves and liabilities, including lapse and mortality rates, expenses and investment returns; 5) assumptions as to future earnings levels being sufficient to realize

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

deferred tax benefits; 6) estimates related to establishment of loan loss reserves, allowances on receivables, liabilities for lawsuits and state guaranty fund assessments; 7) assumptions and estimates associated with the Company’s tax positions which impact the amount of recognized tax benefits recorded by the Company; 8) value of guarantee obligations; and 9) value of business acquired, its recoverability and amortization.  These estimates and assumptions are based on management’s best estimates and judgments.  Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors deemed appropriate.  As facts and circumstances dictate, these estimates and assumptions may be adjusted.  Since future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.  Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the financial statements in the periods the estimates are changed.

2.	Summary of Significant Accounting Policies

Changes in Accounting Principles – Adopted in Current Year
In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-10, “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes,” which permits the Fed Funds Effective Swap Rate to be used as a benchmark interest rate for hedge accounting purposes under the FASB Accounting Standards Codification in addition to interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate (“LIBOR”) swap rate.  Effective January 1, 2013, the Company adopted ASU No. 2013-10, with no impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which requires enhanced reporting of amounts reclassified out of accumulated other comprehensive income by component of such amounts either on the face of the financial statements or in the notes to the financial statements.  This information is required to be applied prospectively.  Effective January 1, 2013, the Company adopted ASU No. 2013-02 and has included the required disclosures in Note 20, with no impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet: Disclosures about Offsetting Assets and Liabilities,” which requires an entity to disclose information about offsetting and related arrangements, and in January 2013, the FASB issued ASU No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,” which clarifies the definition of a master netting arrangement and the intended scope of ASU No. 2011-11.  Effective January 1, 2013, the Company adopted ASU No. 2011-11, after considering the scope clarification in ASU No. 2013-01, and has included the required disclosures in Note 5, with no significant impact on the Company’s consolidated financial statements.

Changes in Accounting Principles – Issued but Not Yet Adopted
In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” in order to explicitly define the financial statement presentation requirements in GAAP.  ASU No. 2013-11 provides that unrecognized tax benefits should be presented as a reduction of a deferred tax asset for a net operating loss or other tax credit carryforward when settlement in this manner is available under the tax law.  ASU No. 2013-11 is effective for periods beginning after December 15, 2013 and is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2013, the FASB issued ASU No. 2013-08, “Financial Services – Investment Companies – Amendments to the Scope, Measurement, and Disclosure Requirements,” which amends the criteria a company must meet to qualify as an investment company and provides comprehensive accounting guidance for assessing whether an entity is an investment company.  ASU No. 2013-08 requires an assessment of all the characteristics of an investment company through the use of a new two-tiered approach, which considers the entity’s purpose and design to determine whether it is an investment company. If an entity is no longer classified as an investment company, it must discontinue the application of investment company accounting guidance and present the change in status through a cumulative effect adjustment to the beginning balance of retained earnings in the period of adoption.  If an entity becomes classified as an investment company, the standard should be applied prospectively with the effect of adoption recognized as an adjustment to opening net assets for the period of adoption.  ASU No. 2013-08 is effective for periods beginning after

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

December 15, 2013 and is not expected to have a material impact on the Company’s consolidated financial statements.

Comprehensive Income
Comprehensive income includes all changes in stockholder’s equity (except those arising from transactions with owners/stockholders) and, in the Company’s case, includes net income and net unrealized gains or losses on available for sale securities.

Investments
Fixed maturities consist primarily of bonds, notes, and asset-backed securities.  Acquisition discounts and premiums on fixed maturities are amortized into investment income through call or maturity dates using the effective interest method.  Discounts and premiums on asset-backed securities are amortized over the estimated redemption period.  Certain asset-backed securities are considered to be other than high quality or otherwise deemed to be high-risk, meaning the Company might not recover substantially all of its recorded investment due to unanticipated prepayment events.  For these securities, changes in investment yields due to changes in estimated future cash flows are accounted for on a prospective basis.  The carrying value of such securities was $826.3 million and $878.0 million as of December 31, 2013 and 2012, respectively.

Fixed maturities are generally classified as available for sale and are carried at fair value.  For declines in fair value considered to be other-than-temporary, an impairment charge reflecting the difference between the amortized cost basis and fair value is included in net realized losses on investments.  If management believes the Company does not intend to sell the security and is not more likely than not to be required to sell the security prior to recovery of its amortized cost basis, an amount representing the non-credit related portion of a loss is reclassified out of net realized losses on investments and into other comprehensive income.  In determining whether an other-than-temporary impairment has occurred, and in calculating the non-credit related component of the total impairment loss, the Company considers a number of factors, which are further described in Note 4.

At December 31, 2013 and 2012, all equity holdings were classified as trading.  Trading securities are carried at fair value with changes in value included in net investment income.

Commercial mortgage loans are carried at the aggregate unpaid principal balance, adjusted for any applicable unamortized discount or premium, impairments or allowance for loan losses.

On a periodic basis, the Company assesses the commercial mortgage loan portfolio for the need for an allowance for loan losses.  In determining its allowance for loan losses, the Company evaluates each loan to determine if it is probable that amounts due according to the contractual terms of the loan agreement will not be collected.  The allowance includes loan specific reserves for loans that are determined to be non-performing as a result of this loan review process and a portfolio reserve for probable incurred but not specifically identified losses for performing loans.  The loan specific portion of the loss allowance is based on the Company’s assessment as to ultimate collectability of loan principal and interest, or other value expected in lieu of loan principal and interest.  This review contemplates a variety of factors which may include, but are not limited to, current economic conditions, the physical condition of the property, the financial condition of the borrower, and the near and long-term prospects for change in these conditions.  In determining the portfolio reserve for incurred but not specifically identified losses, Jackson considers the current credit composition of the portfolio based on the results of its loan modeling analysis, which considers property type, default statistics, historical losses and other relevant factors to determine probability of default and other default loss estimates.  Model assumptions are updated each quarter and, based upon actual loan experience, are considered together with other relevant qualitative factors in making the final portfolio reserve calculations.  The valuation allowance for commercial mortgage loans can increase or decrease from period to period based on these factors.  Changes in the allowance for loan losses are recorded in investment income.

Separately, the Company also reviews individual loans in the portfolio for impairment based on an assessment of the factors identified above.  Impairment charges recognized are recorded initially against the established loan loss allowance and, if necessary, any additional amounts are recorded as realized losses.  As deemed necessary based on cash flow expectations and other factors, Jackson may place loans on non-accrual status.  In this case, all cash received is applied against the carrying value of the loan.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Policy loans are loans the Company issues to contract holders that use the cash surrender value of their life insurance policy or annuity contract as collateral.  In connection with the acquisition of REALIC, the Company elected the fair value option upon acquisition of policy loans held as collateral for reinsurance, further described below.  At December 31, 2013 and 2012, $3.1 billion and $3.0 billion of these loans were carried at fair value, respectively, which the Company believes is equal to the unpaid principal balances plus accrued investment income.  At December 31, 2013 and 2012, the Company had $1.3 billion and $1.4 billion of policy loans not held as collateral for reinsurance, respectively, which were carried at the unpaid principal balances.

Other invested assets primarily include investments in limited partnerships and real estate.  Carrying values for limited partnership investments are determined by using the proportion of Jackson’s investment in each fund (Net Asset Value (“NAV”) equivalent) as a practical expedient for fair value.

Real estate is carried at the lower of depreciated cost or fair value.

The Company holds interests in VIEs that represent primary beneficial interests.  These consolidated VIEs are comprised of entities structured to hold and manage investments.

Realized gains and losses on sales of investments are recognized in income at the date of sale and are determined using the specific cost identification method.

In connection with the acquisition of REALIC, the Company elected the fair value option for certain assets which are held as collateral for reinsurance, as further described below.  Accordingly, the Company established a funds held liability, for which the Company also elected the fair value option.  The value of the funds held liability is equal to the fair value of the assets held as collateral.  The income and any changes in unrealized gains and losses on these assets and the corresponding funds held liability are included in net investment income and have no impact on the Company’s consolidated income statements.

The changes in unrealized gains and losses on certain investments which are classified as available for sale and the non-credit related portion of other-than-temporary impairment charges are excluded from net income and included as a component of other comprehensive income and total equity, net of tax and the effect of the adjustment for deferred acquisition costs and deferred sales inducements.  The changes in unrealized gains and losses on investments for which Jackson elected the fair value option are included in net investment income.

Derivative Instruments and Embedded Derivatives
The Company enters into financial derivative transactions, including, but not limited to, swaps, put-swaptions, futures and options to reduce and manage business risks.  These transactions manage the risk of a change in the value, yield, price, cash flows, credit quality or degree of exposure with respect to assets, liabilities or future cash flows which the Company has acquired or incurred.  The Company manages the potential credit exposure for over-the-counter derivative contracts through careful evaluation of the counterparty credit standing, collateral agreements, and master netting agreements.  The Company is exposed to credit-related losses in the event of nonperformance by counterparties, however, it does not anticipate nonperformance.  There were no charges due to nonperformance by derivative counterparties in 2013, 2012, or 2011.

The Company generally uses freestanding derivative instruments for hedging purposes.  Additionally, certain liabilities, primarily trust instruments supported by funding agreements, index linked annuities and guarantees offered in connection with variable annuities issued by the Company, contain embedded derivative instruments.  Further details regarding Jackson’s derivative positions are included in Note 5.  The Company generally does not account for freestanding derivatives as either fair value or cash flow hedges as might be permitted if specific hedging documentation requirements were followed.  Financial derivatives, including derivatives embedded in certain host liabilities that have been separated for accounting and financial reporting purposes, are carried at fair value.  The results from freestanding derivative instruments and embedded derivatives, including net payments, realized gains and losses and changes in value, are reported in net income, as further detailed in Note 5.

Cash and Cash Equivalents
Cash and cash equivalents primarily include money market instruments and bank deposits.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Fair Value Measurement
Fair value measurements are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information.  The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  All financial assets and liabilities measured at fair value are required to be classified into one of the following categories:

Level 1
Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.  Level 1 securities include U.S. Treasury securities and exchange traded equity securities and derivative instruments.

Level 2
Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.  Most fixed maturity securities that are model priced using observable inputs are classified within Level 2.  Also included are freestanding and embedded derivative instruments that are priced using models with observable market inputs.

Level 3
Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).  Limited partnership interests and those embedded derivative instruments that are valued using unobservable inputs are included in Level 3.  Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment may be used to determine the Level 3 fair values.  Level 3 fair values represent the Company’s best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In many situations, inputs used to measure the fair value of an asset or liability may fall into different levels of the fair value hierarchy.  In these situations, the Company determines the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.  As a result, both observable and unobservable inputs may be used in the determination of fair values that the Company has classified within Level 3.

The Company determines the fair values of certain financial assets and liabilities based on quoted market prices, where available.  The Company may also determine fair value based on estimated future cash flows discounted at the appropriate current market rate.  When appropriate, fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and risk margins on unobservable inputs.

Where quoted market prices are not available, fair value estimates are made at a point in time, based on relevant market data, as well as the best information about the individual financial instrument.  At times, illiquid market conditions may result in inactive markets for certain of the Company’s financial instruments.  In such instances, there may be no or limited observable market data for these assets and liabilities.  Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgments regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors.  These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ materially from the values that would have been used had an active market existed.  As a result of market inactivity, such calculated fair value estimates may not be realizable in an immediate sale or settlement of the instrument.  In addition, changes in the underlying assumptions used in the fair value measurement technique could significantly affect these fair value estimates.

Refer to Note 6 for further discussion of the methodologies used to determine fair values of the Company’s financial instruments.

Deferred Acquisition Costs
Under current accounting guidance, certain costs that are directly related to the successful acquisition of new or renewal insurance business can be capitalized as deferred acquisition costs.  These costs primarily pertain to commissions and certain costs associated with policy issuance and underwriting.  All other acquisition costs are expensed as incurred.

Deferred acquisition costs are increased by interest thereon and amortized into income in proportion to anticipated premium revenues for traditional life policies and in proportion to estimated gross profits, including realized gains

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

and losses and derivative movements, for annuities and interest-sensitive life products.  Due to volatility of certain factors that affect gross profits, including realized capital gains and losses and derivative movements, amortization may be a benefit or a charge in any given period.  In the event of negative amortization, the related deferred acquisition cost balance is capped at the initial amount capitalized, plus interest.  Unamortized deferred acquisition costs are written off when a contract is internally replaced and substantially changed.

As certain fixed maturities available for sale are carried at fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields.  This adjustment, along with the change in net unrealized gains (losses) on fixed maturities available for sale, net of applicable tax, is credited or charged directly to equity as a component of other comprehensive income.  Deferred acquisition costs decreased by $591.0 million and $1,244.9 million at December 31, 2013 and 2012, respectively, to reflect this adjustment.

For variable annuity business, the Company employs a mean reversion methodology that is applied with the objective of adjusting the amortization of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels.  The mean reversion methodology achieves this objective by applying a dynamic adjustment to the assumption for short-term future investment returns.  Under this methodology, the projected returns for the next five years are set such that, when combined with the actual returns for the current and preceding two years, the average rate of return over the eight-year period is 7.4% and 8.4% for 2013 and 2012, respectively, after investment management fees.  The mean reversion methodology does, however, include a cap and a floor of 15% and 0% per annum, respectively, on the projected return for each of the next five years.  At December 31, 2013 and 2012, projected returns after the next five years were set at 7.4% and 8.4%, respectively.  At December 31, 2013 and 2012, projected returns under mean reversion were below the 15% cap.

Deferred acquisition costs are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts.  Any amount deemed unrecoverable is written off with a charge through deferred acquisition costs amortization.  No such write-offs were required for 2013, 2012, and 2011.

Deferred Sales Inducements
Under current accounting guidance, certain sales inducement costs that are directly related to the successful acquisition of new or renewal insurance business can be capitalized as deferred sales inducement costs.  Bonus interest on deferred fixed annuities and contract enhancements on index linked annuities and variable annuities are capitalized as deferred sales inducements and included in other assets.  Deferred sales inducements are increased by interest thereon and amortized into income in proportion to estimated gross profits, including realized capital gains and losses and derivative movements.  Due to volatility of certain factors that affect gross profits, including realized capital gains and losses and derivative movements, amortization may be a benefit or a charge in any given period.  In the event of negative amortization, the related deferred sales inducements balance is capped at the initial amount capitalized, plus interest.  Unamortized deferred sales inducements are written off when a contract is internally replaced and substantially changed.

As certain fixed maturities available for sale are carried at fair value, an adjustment is made to deferred sales inducements equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields.  This adjustment, along with the change in net unrealized gains (losses) on fixed maturities available for sale, net of applicable tax, is credited or charged directly to equity as a component of other comprehensive income.  Deferred sales inducements decreased by $104.8 million and $216.5 million at December 31, 2013 and 2012, respectively, to reflect this adjustment.

For variable annuity business, the Company employs the same mean reversion methodology as is employed for deferred acquisition costs as described above.

Deferred sales inducements are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts.  Any amount deemed unrecoverable is written off with a charge through deferred sales inducements amortization.  No such write-offs were required for 2013, 2012, and 2011.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Actuarial Assumption Changes (Unlocking)
Annually, or as circumstances warrant, the Company conducts a comprehensive review of the assumptions used for its estimates of future gross profits underlying the amortization of deferred acquisition costs and deferred sales inducements, as well as the valuation of the embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees.  These assumptions include investment margins, fund allocation, mortality, persistency, rider utilization and policy maintenance expenses.  Based on this review, the cumulative balances of deferred acquisition costs, deferred sales inducements and life and annuity reserves are adjusted with a corresponding benefit or charge to net income.

Reinsurance and Funds Held Under Reinsurance Treaties
The Company enters into assumed and ceded reinsurance agreements with other companies in the normal course of business.  Ceded reinsurance agreements are reported on a gross basis on the Company’s consolidated balance sheets as an asset for amounts recoverable from reinsurers or as a component of other assets or liabilities for amounts, such as premiums, owed to or due from reinsurers.  Reinsurance assumed and ceded premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  Premium income and benefit expenses are reported net of reinsurance assumed and ceded.

In connection with and prior to the previously mentioned acquisition, REALIC entered into three retrocession reinsurance agreements (“retro treaties”) with Swiss Reinsurance Company Ltd. (“SRZ”).  Pursuant to these retro treaties, the Company ceded on a 100% coinsurance basis to SRZ and SRZ assumed certain blocks of business written or reinsured by REALIC.

As a result of these retro treaties, the Company holds certain assets, primarily in the form of policy loans and fixed maturities, as collateral for the reinsurance recoverable.  Investment income and capital gains or losses earned on assets held as collateral are paid by the Company to SRZ pursuant to the terms of the treaties.  Investment income and capital gains and losses are reported net of investment income and capital gains and losses on funds held under reinsurance treaties, with no net impact on the Company’s consolidated income statement.

The income credited to SRZ on the funds held for the retro treaties is based on the income earned on those assets, which results in an embedded derivative (total return swap).  However, at acquisition, the Company elected the fair value option for the funds held liability, which is carried at fair value with changes in fair value reported in net investment income.  Accordingly, the embedded derivative is not bifurcated or separately valued.

Value of Business Acquired
As a result of the acquisition of SRLC in 2012, which is further described in Note 3, the Company recorded an intangible asset representing the value of business acquired (“VOBA”), which is included in other assets.  In connection with the acquisition of insurance policies and investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits from the acquired insurance policies and investment contracts.  This intangible asset, or VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies.  The Company has established a VOBA intangible asset for the acquired traditional life insurance products and deferred annuity contracts, as a result of the acquisition of SRLC.  This intangible asset will be amortized over the life of the business, which approximates 20 years.  The unamortized VOBA balance is subject to recoverability testing at the end of each reporting period to ensure that the balance does not exceed the present value of anticipated gross profits.

Income Taxes
The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as certain foreign jurisdictions.

Jackson files a consolidated federal income tax return with Brooke Life and Jackson National Life Insurance Company of New York.  Subsequent to the liquidation of SRLC on September 5, 2012, REALIC also joined the consolidated tax return through the date of its merger into the Company on December 31, 2012.  Jackson National Life (Bermuda) LTD and VFL International Life Company SPC, LTD are taxed as controlled foreign corporations of Jackson.  All other subsidiaries are limited liability companies with all of their interests owned by Jackson.  Accordingly, they are not considered separate entities for income tax purposes and, therefore, are taxed as part of the

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

operations of Jackson.  Income tax expense is the lesser of the amount calculated on a separate company basis or Jackson’s pro-rata share of the actual liability as determined under the consolidated return taking into account only Jackson and Brooke Life.

Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes.  Such temporary differences are principally related to the effects of recording certain invested assets at market value, the deferral of acquisition costs and sales inducements and the provisions for future policy benefits and expenses.  Deferred tax assets and liabilities are measured using the tax rates expected to be in effect when such benefits are realized.  Jackson is required to test the value of deferred tax assets for realizability.  Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.  In determining the need for a valuation allowance, the Company considers the carryback eligibility of losses, reversal of existing temporary differences, estimated future taxable income and tax planning strategies.

The determination of the valuation allowance for Jackson’s deferred tax assets requires management to make certain judgments and assumptions regarding future operations that are based on historical experience and expectations of future performance.  In order to recognize a tax benefit in the consolidated financial statements, there must be a greater than fifty percent chance of success of the Company’s position being sustained by the relevant taxing authority with regard to that tax position.  Management’s judgments are potentially subject to change given the inherent uncertainty in predicting future performance, which is impacted by such factors as policyholder behavior, competitor pricing and other specific industry and market conditions.

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

Reserves for Future Policy Benefits and Claims Payable and Other Contract Holder Funds
For traditional life insurance contracts, which include term and whole life, reserves for future policy benefits are determined using the net level premium method and assumptions as of the issue date or acquisition date as to mortality, interest, persistency and expenses plus provisions for adverse deviations.  These assumptions are not unlocked unless the reserve is determined to be deficient.  Mortality assumptions range from 25% to 175% of the 1975-1980 Basic Select and Ultimate tables depending on policy duration.  Interest rate assumptions range from 2.5% to 6.0%.  Lapse and expense assumptions are based on Company experience.  The Company’s liability for future policy benefits also includes net liabilities for guaranteed benefits related to certain nontraditional long-duration life and annuity contracts, which are further discussed in Note 10.

Upon acquisition of REALIC, the Company recorded a fair value adjustment related to certain annuity and interest sensitive liability blocks of business to reflect the cost of the interest guarantees within the inforce liabilities, based on the difference between the guaranteed interest rate and an assumed new money guaranteed interest rate.  This adjustment was recorded in reserves for future policy benefits and claims payable.  This component of the acquired reserves is reassessed at the end of each period, taking into account changes in the inforce block.  Any resulting change in the reserve is recorded as a change in reserve through the consolidated income statement.

For the Company’s interest-sensitive life contracts, liabilities approximate the policyholder’s account value, plus the remaining balance of the fair value adjustment related to the REALIC acquired business.  For deferred annuities, the liability is the policyholder’s account value, plus the unamortized balance of the fair value adjustment related to the REALIC acquired business.  For the fixed option on variable annuities, guaranteed investment contracts and other investment contracts, the liability is the policyholder’s account value.  The liability for index linked annuities is based on two components, 1) the imputed value of the underlying guaranteed host contract and 2) the fair value of the embedded option component of the contract.

The Company has formed both a special purpose vehicle and a statutory business trust, solely for the purpose of issuing Medium Term Note instruments to institutional investors, the proceeds of which are deposited with the Company and secured by the issuance of funding agreements.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Those Medium Term Note instruments issued in a foreign currency have been economically hedged for changes in exchange rates using cross-currency swaps.  The fair value of derivatives embedded in funding agreements, including unrealized foreign currency gains and losses, are included in the carrying value of the trust instruments supported by funding agreements.

Trust instrument liabilities are adjusted to reflect the effects of foreign currency gains and losses using exchange rates as of the reporting date.  Foreign currency gains and losses are included in other investment losses.

Jackson and Squire Re are members of the Federal Home Loan Bank of Indianapolis (“FHLBI”) primarily for the purpose of participating in the bank’s mortgage-collateralized loan advance program with short-term and long-term funding facilities.  Members are required to purchase and hold a minimum amount of FHLBI capital stock plus additional stock based on outstanding advances.  Advances are in the form of short-term or long-term notes or funding agreements issued to FHLBI.

The Company’s stable value business is comprised of the guaranteed investment contracts, funding agreements and FHLBI funding agreement advances described above.

Contingent Liabilities
The Company is a party to legal actions and, at times, regulatory investigations.  Given the inherent unpredictability of these matters, it is difficult to estimate their impact on the Company’s financial position.  A reserve is established for contingent liabilities if it is probable that a loss has been incurred and the amount is reasonably estimable.  It is possible that an adverse outcome in certain of the Company’s contingent liabilities, or the use of different assumptions in the determination of amounts recorded, could have a material effect upon the Company’s financial position.  However, it is the opinion of management that the ultimate disposition of contingent liabilities will not have a material adverse effect on the Company’s financial position.

Separate Account Assets and Liabilities
The Company maintains separate account assets, which are reported at fair value.  The related liabilities are reported at an amount equivalent to the separate account assets.  At December 31, 2013 and 2012, the assets and liabilities associated with variable life and annuity contracts, aggregated $108.8 billion and $80.1 billion, respectively.  Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company.  Refer to Note 10 for additional information regarding the Company’s contractual guarantees.  Separate account net investment income, net investment realized and unrealized gains and losses, and the related liability changes are offset within the same line item in the consolidated income statements.  Amounts assessed against the contract holders for mortality, administrative, and other services are reported in revenue as fee income.

Included in the above mentioned assets and liabilities is a Company issued group variable annuity contract designed for use in connection with and issued to the Company’s Defined Contribution Retirement Plan.  These deposits are allocated to the Jackson National Separate Account – II, which had balances of $290.6 million and $217.8 million at December 31, 2013 and 2012, respectively.  The Company receives administrative fees for managing the funds.  These fees are recorded as earned and included in fee income in the consolidated income statements.

Debt
Liabilities for the Company’s debt are primarily carried at an amount equal to the unpaid principal balance.  Original issuance discount or premium and any debt issue costs, if applicable, are recognized as a component of interest expense over the period the debt is expected to be outstanding.  Refer to Note 11 for further information regarding the Company’s debt.

Share-Based Compensation
As more fully described in Note 15, the Company has certain share award plans that are either equity settled or liability settled.  For equity settled share award plans, the Company recognizes compensation expense based on a grant-date award fair value as determined using either the Black-Scholes model or the Monte Carlo model, ratably over the requisite service period of each individual grant, which generally equals the vesting period.  For the liability settled share award plans, the associated compensation expense is recognized based on the change in fair value of the award at the end of each reporting period due to cash settlement alternatives.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Revenue and Expense Recognition
Premiums for traditional life insurance are reported as revenues when due.  Benefits, claims and expenses are associated with earned revenues in order to recognize profit over the lives of the contracts.  This association is accomplished through provisions for future policy benefits and the deferral and amortization of certain acquisition costs.

Deposits on interest-sensitive life products and investment contracts, principally deferred annuities and guaranteed investment contracts, are treated as policyholder deposits and excluded from revenue.  Revenues consist primarily of investment income and charges assessed against the account value for mortality charges, surrenders, variable annuity benefit guarantees and administrative expenses.  Fee income also includes revenues related to asset management fees and certain service fees.  Surrender benefits are treated as repayments of the policyholder account.  Annuity benefit payments are treated as reductions to the policyholder account.  Death benefits in excess of the policyholder account are recognized as an expense when incurred.  Expenses consist primarily of the interest credited to policyholder deposits.  Underwriting and other direct acquisition expenses are associated with gross profit in order to recognize profit over the life of the business.  This is accomplished through deferral and amortization of acquisition costs and sales inducements.  Expenses not related to policy acquisition are recognized when incurred.

Investment income is not accrued on securities in default and otherwise where the collection is uncertain.  In these cases, receipts of interest on such securities are used to reduce the cost basis of the securities.

Subsequent Events
The Company has evaluated events through March 7, 2014, which is the date the consolidated financial statements were available to be issued.

3.     Acquisition

On September 4, 2012, the Company acquired 100% of the equity in SRLC from Swiss Re for a preliminary purchase price of $663.3 million, which was reduced by a $73.9 million current net operating loss carryback income tax recoverable, resulting in an initial cash payment of $589.4 million at the time of sale. Subsequent adjustments through December 31, 2012, reduced the preliminary purchase price from $663.3 million to $587.3 million, which was subject to final agreement with Swiss Re.  In 2013, after finalizing the opening balance sheet and the resolution of purchase price discussions with Swiss Re, the final purchase price was settled at $605.1 million.

SRLC’s primary subsidiary was REALIC, which was merged into Jackson as of December 31, 2012.  REALIC’s primary business activity involved the acquisition of blocks of life insurance, including corporate owned life insurance, disability income and/or annuity contracts in force.  In addition to REALIC, SRLC had several other insignificant subsidiaries.  Subsequent to the purchase, SRLC was dissolved and its subsidiaries became direct subsidiaries of Jackson.  The results of the above mentioned subsidiaries have been included in these consolidated financial statements since the date of acquisition.

In conjunction with the acquisition, which was accounted for under the purchase method of accounting, the Company recorded a VOBA intangible asset of $8.0 million, for acquired life insurance policies and annuity contracts.  This intangible asset, which was reported in other assets at December 31, 2012, represented the actuarially estimated present value of future cash flows from the acquired policies.  As a result of the Company’s final review and updated information on certain accruals, related expenses and valuation adjustments during the twelve month measurement period following the acquisition close date, the VOBA intangible asset was increased to $48.7 million.  This intangible asset will be amortized over the life of the business, which approximates 20 years.  The unamortized VOBA balance is subject to recoverability throughout each reporting period to ensure that the balance does not exceed the present value of anticipated gross profits.

As a result of these adjustments and the final agreed purchase price, the net amount of assets acquired and liabilities assumed exceeded the final purchase price, with the related income impact of $47.0 million included in other income in 2013.  In accordance with business combination accounting guidance and before recognizing the gain as a bargain purchase, the Company completed a final reassessment of all the assets acquired and all the liabilities assumed.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Twelve and four months of earnings of the acquired entities are included in the consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, respectively.

The following table summarizes the fair value of SRLC’s assets acquired and liabilities assumed, as of the September 4, 2012 acquisition date (in thousands):

As Reported
at December
31, 2012
Assets:
Fixed maturities	$11,401,180
Trading securities, at fair value	8,946
Commercial mortgage loans	18,326
Policy loans (includes $2,951,560 at fair value under the fair value option)	3,483,191
Cash and cash equivalents	233,176
Accrued investment income	91,981
Reinsurance recoverable	8,647,203
Value of business acquired	8,000
Deferred income taxes, net	618,500
Other assets	131,090
Separate account assets	100,870
Total assets	24,742,463
Liabilities:
Reserves for future policy benefits and claims payable and other contract holder funds	20,409,694
Funds held under reinsurance treaties, at fair value under fair value option	3,295,994
Other liabilities	348,557
Separate account liabilities	100,870
Total liabilities	24,155,115
Net assets acquired	$587,348

The Company obtained valuation of certain of its reserves for the acquired blocks of business from an actuarial consulting firm; however, all estimates, key assumptions, or other valuation methodologies were either provided by or reviewed by the Company.  The fair value analyses and valuation methodologies related to its reserves represent the conclusions of the Company’s management and not the conclusions or statements of any third-party.

As described above, the Company completed its final review of the acquired assets and assumed liabilities during the twelve month measurement period following the acquisition date.  As a result of adjustments made during this review, the final net assets acquired totaled $609.7 million.

The following table presents selected financial information reflecting results since September 4, 2012 of the acquired entities that are included in the Company’s consolidated income statements for the year ended December 31, 2012 (in thousands):

Total revenues	$355,164
Pretax income	96,480

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The following table reflects the unaudited pro forma results for the Company, giving effect to the acquisition as if it had occurred as of the beginning of each of the periods presented and includes the result of certain non-recurring restructuring transactions effected by SRLC prior to the acquisition (in thousands).

	For the Years Ended December 31,
	2012	2011
Total revenues	$5,896,740	$5,371,487
Total expenses	(4,505,032)	(4,523,526)
Pretax income	1,391,708	847,961
Income tax expense	389,909	205,328
Net income	$1,001,799	$642,633

While the unaudited pro forma results reflect the combined operations of Jackson and the acquired business, they are not necessarily indicative, nor are they intended to be indicative, of the financial position and future operating results of the merged companies.

4.	Investments

Investments are comprised primarily of fixed-income securities, primarily publicly traded industrial, utility and government bonds, asset-backed securities and commercial mortgage loans.  Asset-backed securities include mortgage-backed and other structured securities.  The Company generates the majority of its general account deposits from interest-sensitive individual annuity contracts, life insurance products and guaranteed investment contracts on which it has committed to pay a declared rate of interest.  The Company’s strategy of investing in fixed-income securities and loans aims to ensure matching of the asset yield with the amounts credited to the interest-sensitive liabilities and to earn a stable return on its investments.

Fixed Maturities
The following table sets forth the composition of the fair value of fixed maturities at December 31, 2013, classified by rating categories as assigned by nationally recognized statistical rating organizations (“NRSRO”), the National Association of Insurance Commissioners (“NAIC”), or if not rated by such organizations, the Company’s affiliated investment advisor.   At December 31, 2013, the carrying value of investments rated by the Company’s affiliated investment advisor totaled $196.8 million.  For purposes of the table, if not otherwise rated higher by a NRSRO, NAIC Class 1 investments are included in the A rating; Class 2 in BBB; Class 3 in BB and Classes 4 through 6 in B and below.

Percent of Total
Fixed Maturities
Carrying Value
Investment Rating	December 31, 2013
AAA	21.9%
AA	5.2%
A	31.0%
BBB	36.7%
Investment grade	94.8%
BB	2.5%
B and below	2.7%
Below investment grade	5.2%
Total fixed maturities	100.0%

At December 31, 2013, based on ratings by NRSROs, of the total carrying value of fixed maturities in an unrealized loss position, 87% were investment grade, 5% were below investment grade and 8% were not rated.  Unrealized losses on fixed maturities that were below investment grade or not rated were approximately 10% of the aggregate gross unrealized losses on available for sale fixed maturities.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Corporate securities in an unrealized loss position were diversified across industries.  As of December 31, 2013, the industries accounting for the larger percentage of unrealized losses included energy (6% of fixed maturities gross unrealized losses) and healthcare (5%).  The largest unrealized loss related to a single corporate obligor was $12.3 million at December 31, 2013.

At December 31, 2013 and 2012, the amortized cost, gross unrealized gains and losses, fair value and non-credit other-than-temporary impairment (“OTTI”) of available for sale fixed maturities, including $164.8 million and $319.3 million in securities carried at fair value under the fair value option, were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Non-credit
December 31, 2013	Cost (1)	Gains	Losses	Value	OTTI (2)
Fixed Maturities
U.S. government securities	$4,923,547	$116,113	$522,827	$4,516,833	$-
Other government securities	1,160,904	247	163,165	997,986	(150)
Public utilities	4,190,566	323,127	61,707	4,451,986	-
Corporate securities	30,876,619	1,732,115	550,449	32,058,285	-
Residential mortgage-backed	2,901,888	61,468	60,532	2,902,824	(17,496)
Commercial mortgage-backed	3,578,810	293,747	45,670	3,826,887	(4,154)
Other asset-backed securities	987,680	19,266	32,642	974,304	(3,790)
Total fixed maturities	$48,620,014	$2,546,083	$1,436,992	$49,729,105	$(25,590)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Non-credit
December 31, 2012	Cost (1)	Gains	Losses	Value	OTTI (2)
Fixed Maturities
U.S. government securities	$5,184,095	$408,142	$104,555	$5,487,682	$-
Other government securities	1,227,727	2,864	11,848	1,218,743	-
Public utilities	4,152,032	559,519	6,732	4,704,819	-
Corporate securities	29,690,303	3,039,115	40,707	32,688,711	-
Residential mortgage-backed	3,812,349	141,072	78,898	3,874,523	(19,544)
Commercial mortgage-backed	3,800,532	492,460	50,463	4,242,529	(2,859)
Other asset-backed securities	991,044	24,005	67,418	947,631	(12,768)
Total fixed maturities	$48,858,082	$4,667,177	$360,621	$53,164,638	$(35,171)

(1) Amortized cost, apart from the carrying value for securities carried at fair value under the fair value option.
(2) Represents the amount of cumulative non-credit OTTI gains (losses) recognized in other comprehensive income on securities for which credit impairments have been recorded.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The amortized cost, gross unrealized gains and losses, and fair value of fixed maturities at December 31, 2013, by contractual maturity, are shown below (in thousands).  Expected maturities may differ from contractual maturities where securities can be called or prepaid with or without early redemption penalties.

		Gross	Gross
	Amortized (1)	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
Due in 1 year or less	$1,249,011	$29,534	$29	$1,278,516
Due after 1 year through 5 years	8,368,934	738,995	7,900	9,100,029
Due after 5 years through 10 years	22,383,012	1,142,886	366,518	23,159,380
Due after 10 years through 20 years	3,246,592	142,539	171,144	3,217,987
Due after 20 years	5,904,087	117,648	752,557	5,269,178
Residential mortgage-backed	2,901,888	61,468	60,532	2,902,824
Commercial mortgage-backed	3,578,810	293,747	45,670	3,826,887
Other asset-backed securities	987,680	19,266	32,642	974,304
Total	$48,620,014	$2,546,083	$1,436,992	$49,729,105

(1)  Amortized cost, apart from the carrying value for securities carried at fair value under the fair value option.

U.S. Treasury securities with a carrying value of $105.4 million and $119.0 million at December 31, 2013 and 2012, respectively, were on deposit with regulatory authorities, as required by law in various states in which business is conducted.

At December 31, 2013, the amortized cost and carrying value of fixed maturities in default that were anticipated to be income producing when purchased were nil and $5.6 million, respectively.  The amortized cost and carrying value of fixed maturities that have been non-income producing for the 12 months preceding December 31, 2013 were $16 thousand and $5.7 million, respectively.

At December 31, 2012, the amortized cost and carrying value of fixed maturities in default that were anticipated to be income producing when purchased were $30 thousand and $7.4 million, respectively.  The amortized cost and carrying value of fixed maturities that were non-income producing for the 12 months preceding December 31, 2012 were $30 thousand and $7.4 million, respectively.

At December 31, 2013 and 2012, fixed maturities include $144.6 million and $273.8 million held in trust pursuant to the retro treaties with SRZ, respectively.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Residential mortgage-backed securities (“RMBS”) include certain RMBS, which are collateralized by residential mortgage loans and are neither explicitly nor implicitly guaranteed by U.S. government agencies (“non-agency RMBS”).  The Company’s non-agency RMBS include investments in securities backed by prime, Alt-A, and subprime loans as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2013	Cost (1)	Gains	Losses	Value
Prime	$516,277	$13,852	$6,730	$523,399
Alt-A	443,920	6,093	5,451	444,562
Subprime	442,376	6,433	25,475	423,334
Total non-agency RMBS	$1,402,573	$26,378	$37,656	$1,391,295

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2012	Cost (1)	Gains	Losses	Value
Prime	$723,602	$24,411	$13,878	$734,135
Alt-A	516,043	12,646	7,702	520,987
Subprime	473,891	3,292	54,439	422,744
Total non-agency RMBS	$1,713,536	$40,349	$76,019	$1,677,866

(1)  Amortized cost, apart from the carrying value for securities carried at fair value under the fair value option.

The Company defines its exposure to non-agency residential mortgage loans as follows.  Prime loan-backed securities are collateralized by mortgage loans made to the highest rated borrowers.  Alt-A loan-backed securities are collateralized by mortgage loans made to borrowers who lack credit documentation or necessary requirements to obtain prime borrower rates.  Subprime loan-backed securities are collateralized by mortgage loans made to borrowers that have a FICO score of 680 or lower.  Of the Company’s investments in Alt-A related mortgage-backed securities, 12% are rated investment grade by at least one NRSRO.  Of the Company’s investments in subprime related mortgage-backed securities, 29% are rated investment grade by at least one NRSRO.  In 2013, the Company recorded other-than-temporary impairment charges of $2.8 million, $3.0 million, and $2.6 million on securities backed by prime, Alt-A and subprime loans, respectively.  In 2012, the Company recorded other-than-temporary impairment charges of $4.5 million, $11.3 million, and $9.5 million on securities backed by prime, Alt-A and subprime loans, respectively.  In 2011, the Company recorded other-than-temporary impairment charges of $14.1 million, $20.2 million, and $4.5 million on securities backed by prime, Alt-A and subprime loans, respectively.

Asset-backed securities also include investments in securities which are collateralized by commercial mortgage loans (“CMBS”).  At December 31, 2013, the amortized cost and fair value of the Company’s investment in CMBS was $3.6 billion and $3.8 billion, respectively, of which 99% were rated investment grade by at least one NRSRO.  In 2013, 2012 and 2011, the Company recorded other-than-temporary impairment charges on CMBS of $3.5 million, $3.4 million and $1.0 million, respectively.

Direct investments in below investment grade syndicated bank loans are included in corporate securities.  Unlike most corporate debentures, syndicated bank loans are collateralized by specific tangible assets of the borrowers.  As such, investors in these securities that become impaired have historically experienced less severe losses compared to corporate bonds.  At December 31, 2013, the amortized cost and fair value of the Company’s direct investments in bank loans were $52.1 million and $51.9 million, respectively.  At December 31, 2012, the amortized cost and fair value of the Company’s direct investments in bank loans were $87.1 million and $87.7 million, respectively.  The Company did not have any impairments on these securities in 2013, 2012 and 2011.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The following table summarizes the number of securities, fair value and the related amount of gross unrealized losses aggregated by investment category and length of time that individual fixed maturities have been in a continuous loss position (dollars in thousands):

	December 31, 2013			December 31, 2012

	Less than 12 months			Less than 12 months
	Gross			Gross
	Unrealized		# of	Unrealized		# of
	Losses	Fair Value	securities	Losses	Fair Value	securities
U.S. government securities	$40,578	$1,090,585	10	$104,555	$2,276,880	22
Other government securities	81,564	556,464	34	11,848	718,324	28
Public utilities	48,065	978,938	90	6,640	264,513	52
Corporate securities	398,549	8,198,063	693	38,948	2,317,590	273
Residential mortgage-backed	21,660	747,039	77	3,962	541,659	110
Commercial mortgage-backed	23,436	772,286	61	2,835	222,950	32
Other asset-backed securities	2,454	201,089	31	48	75,326	15
Total temporarily impaired securities	$616,306	$12,544,464	996	$168,836	$6,417,242	532

	12 months or longer			12 months or longer
	Gross			Gross
	Unrealized		# of	Unrealized		# of
	Losses	Fair Value	securities	Losses	Fair Value	securities
U.S. government securities	$482,249	$1,631,975	11	$-	$-	-
Other government securities	81,601	352,888	14	-	-	-
Public utilities	13,642	84,753	22	92	2,682	1
Corporate securities	151,900	1,176,967	142	1,759	94,279	16
Residential mortgage-backed	38,872	614,345	142	74,936	568,627	109
Commercial mortgage-backed	22,234	132,909	21	47,628	58,608	17
Other asset-backed securities	30,188	164,027	28	67,370	227,255	44
Total temporarily impaired securities	$820,686	$4,157,864	380	$191,785	$951,451	187

	Total			Total
	Gross			Gross
	Unrealized		# of	Unrealized		# of
	Losses	Fair Value	securities	Losses	Fair Value	securities
U.S. government securities	$522,827	$2,722,560	21	$104,555	$2,276,880	22
Other government securities	163,165	909,352	48	11,848	718,324	28
Public utilities	61,707	1,063,691	112	6,732	267,195	53
Corporate securities	550,449	9,375,030	835	40,707	2,411,869	289
Residential mortgage-backed	60,532	1,361,384	219	78,898	1,110,286	219
Commercial mortgage-backed	45,670	905,195	82	50,463	281,558	49
Other asset-backed securities	32,642	365,116	59	67,418	302,581	59
Total temporarily impaired securities	$1,436,992	$16,702,328	1,376	$360,621	$7,368,693	719

Other-Than-Temporary Impairments on Available For Sale Securities
The Company periodically reviews its available for sale fixed maturities on a case-by-case basis to determine if any decline in fair value to below cost or amortized cost is other-than-temporary.  Factors considered in determining whether a decline is other-than-temporary include the length of time a security has been in an unrealized loss position, the severity of the unrealized loss and the reasons for the decline in value and expectations for the amount and timing of a recovery in fair value.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Securities the Company determines are underperforming or potential problem securities are subject to regular review.  To facilitate the review, securities with significant declines in value, or where other objective criteria evidencing credit deterioration have been met, are included on a watch list.  Among the criteria for securities to be included on a watch list are: credit deterioration that has led to a significant decline in fair value of the security; a significant covenant related to the security has been breached; or an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that may impair its creditworthiness.

In performing these reviews, the Company considers the relevant facts and circumstances relating to each investment and exercises considerable judgment in determining whether a security is other-than-temporarily impaired.  Assessment factors include judgments about an obligor’s current and projected financial position, an issuer’s current and projected ability to service and repay its debt obligations, the existence of, and realizable value of, any collateral backing the obligations and the macro-economic and micro-economic outlooks for specific industries and issuers.  This assessment may also involve assumptions regarding underlying collateral such as prepayment rates, default and recovery rates, and third-party servicing capabilities.

Among the specific factors considered are whether the decline in fair value results from a change in the credit quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the near-term prospects of the issuer.  Unrealized losses that are considered to be primarily the result of market conditions (e.g., minor increases in interest rates, temporary market illiquidity or volatility, or industry-related events) and where the Company also believes there exists a reasonable expectation for recovery in the near term are usually determined to be temporary.  To the extent that factors contributing to impairment losses recognized affect other investments, such investments are also reviewed for other-than-temporary impairment and losses are recorded when appropriate.

In addition to the review procedures described above, investments in asset-backed securities where market prices are depressed are subject to a review of their future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments.  These estimated cash flows are developed using available performance indicators from the underlying assets including current and projected default or delinquency rates, levels of credit enhancement, current subordination levels, vintage, expected loss severity and other relevant characteristics.  These estimates reflect a combination of data derived by third parties and internally developed assumptions.  Where possible, this data is benchmarked against third-party sources.

Even in the case of severely depressed market values on asset-backed securities, the Company places significant reliance on the results of its cash flow testing and its lack of an intent to sell these securities until their fair values recover when reaching other-than-temporary impairment conclusions with regard to these securities.  Other-than-temporary impairment charges are recorded on asset-backed securities when the Company forecasts a contractual payment shortfall.

The Company recognizes other-than-temporary impairments on debt securities in an unrealized loss position when any one of the following circumstances exists:

●	The Company does not expect full recovery of the amortized cost based on the discounted cash flows estimated to be collected;
●	The Company intends to sell a security; or,
●	It is more likely than not that the Company will be required to sell a security prior to recovery.

For mortgage-backed securities, credit impairment is assessed using a cash flow model that estimates the cash flows on the underlying mortgages, using the security-specific collateral characteristics and transaction structure.  The model estimates cash flows from the underlying mortgage loans and distributes those cash flows to various tranches of securities, considering the transaction structure and any subordination and credit enhancements existing in that structure.  The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and then projects the remaining cash flows using a number of assumptions, including prepayment speeds, default rates and loss severity.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Specifically for Prime and Alt-A RMBS, the assumed default percentage is dependent on the severity of delinquency status, with foreclosures and real estate owned receiving higher rates, but also includes the currently performing loans.  As of December 31, 2013 and 2012, assumed default rates for delinquent loans ranged from 15% to 100%.  At December 31, 2013 and 2012, assumed loss severities were applied to generate and analyze cash flows of each bond and ranged from 30% to 70%.

These estimates reflect a combination of data derived by third parties and internally developed assumptions.  Where possible, this data is benchmarked against other third-party sources.  In addition, these estimates are extrapolated along a default timing curve to estimate the total lifetime pool default rate.

Other-than-temporary impairments are calculated as the difference between amortized cost and fair value.  For other-than-temporarily impaired securities where Jackson does not intend to sell the security and it is not more likely than not that Jackson will be required to sell the security prior to recovery, total other-than-temporary impairments are reduced by the non-credit portion of the other-than-temporary impairments, which are recognized in other comprehensive income.  The resultant net other-than-temporary impairments recorded in net income reflect the credit loss on the other-than-temporarily impaired securities.  The amortized cost of the other-than-temporarily impaired securities is reduced by the amount of this credit loss.

For securities that were deemed to be other-than-temporarily impaired and for which a non-credit loss was recorded in other comprehensive income, the amount recorded as an unrealized gain (loss) represents the difference between the fair value and the new amortized cost basis of the securities.  The unrealized gain (loss) on other-than-temporarily impaired securities is recorded in other comprehensive income.

The following table summarizes net realized losses on investments (in thousands):

	Years Ended December 31,
	2013	2012	2011
Available-for-sale securities
Realized gains on sale	$135,023	$173,337	$287,507
Realized losses on sale	(34,448)	(65,495)	(85,037)
Impairments:
Total other-than-temporary impairments	(49,930)	(172,730)	(305,805)
Portion of other-than-temporary impairments included in other comprehensive income	29,146	85,876	218,710
Net other-than-temporary impairments	(20,784)	(86,854)	(87,095)
Other	1,354	7,499	(1,442)
Net realized gains on non-derivative investments	81,145	28,487	113,933
Net losses on derivative instruments	(2,071,598)	(745,593)	(874,038)
Total net realized losses on investments	$(1,990,453)	$(717,106)	$(760,105)

Included in net realized losses on investments are impairment charges on commercial mortgage loans and other invested assets of $3.2 million, nil and $19.3 million in 2013, 2012 and 2011, respectively.  The net losses on derivative instruments included in the above table are further detailed in Note 5.

The aggregate fair value of securities sold at a loss for the years ended December 31, 2013, 2012, and 2011 was $640.4 million, $649.0 million, and $1,053.2 million, respectively, which was approximately 95%, 91%, and 93% of book value, respectively.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The following summarizes the current year activity for credit losses recognized in net income on debt securities where an other-than-temporary impairment was identified and the non-credit portion of the other-than-temporary impairment was included in other comprehensive income (in thousands):

	Years Ended December 31,
	2013	2012
Cumulative credit loss beginning balance	$364,186	$404,756
Additions:
New credit losses	5,310	26,073
Incremental credit losses	12,268	60,781
Reductions:
Securities sold, paid down or disposed of	(60,996)	(124,172)
Securities where there is intent to sell	(2,564)	(3,252)
Cumulative credit loss ending balance	$318,204	$364,186

There are inherent uncertainties in assessing the fair values assigned to the Company’s investments and in determining whether a decline in fair value is other-than-temporary.  The Company’s reviews of net present value and fair value involve several criteria including economic conditions, credit loss experience, other issuer-specific developments and estimated future cash flows.  These assessments are based on the best available information at the time.  Factors such as market liquidity, the widening of bid/ask spreads and a change in the cash flow assumptions can contribute to future price volatility.  If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently reported in accumulated other comprehensive income may be recognized in the consolidated income statements in future periods.

The Company currently has no intent to sell securities with unrealized losses considered to be temporary until they mature or recover in value and believes that it has the ability to do so.  However, if the specific facts and circumstances surrounding an individual security, or the outlook for its industry sector change, the Company may sell the security prior to its maturity or recovery and realize a loss.

Commercial Mortgage Loans
Commercial mortgage loans of $6.1 billion and $5.8 billion at December 31, 2013 and 2012, respectively, are reported net of an allowance for loan losses of $11.5 million and $20.4 million at each date, respectively.  At December 31, 2013, commercial mortgage loans were collateralized by properties located in 43 states.  Jackson’s commercial mortgage loan portfolio does not include single-family residential mortgage loans, and is therefore not exposed to the risk of defaults associated with residential subprime mortgage loans.  Jackson periodically reviews these loans for impairment and, during 2013, 2012, and 2011, recognized impairment charges against the allowance for loan losses of $1.0 million, $8.4 million, and $34.5 million, respectively.  In addition, Jackson recorded impairments as a realized loss of $3.2 million during 2013 and $9.7 million during 2011.  In 2012, Jackson did not record any impairments as a realized loss.

The following table provides a summary of the allowance for losses in the Company’s commercial mortgage loan portfolio at December 31, 2013 and 2012 (in thousands):

	Years Ended December 31,
Allowance for loan losses:	2013	2012
Balance at beginning of year	$20,395	$20,106
Charge-offs	(1,049)	(8,394)
Recoveries	-	-
Net charge-offs	(1,049)	(8,394)
(Reduction) provision for loan losses	(7,814)	8,683
Balance at end of year	$11,532	$20,395

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The following table provides a summary of the allowance for losses in Jackson’s commercial mortgage loan portfolio (in thousands):

	December 31, 2013		December 31, 2012
	Allowance for Loan Losses	Recorded Investment	Allowance for Loan Losses	Recorded Investment

Individually evaluated for impairment	$352	$79,371	$9,216	$204,546
Collectively evaluated for impairment	11,180	6,000,709	11,179	5,554,451
Total	$11,532	$6,080,080	$20,395	$5,758,997

The table below illustrates the delinquency status and accrual status of the carrying value of Jackson’s commercial mortgage loan holdings as of December 31, 2013 and 2012 (in thousands).  Delinquency status is determined from the date of the first missed contractual payment.

	2013	2012
Accruing
Current	$6,080,080	$5,757,487
Less than 60 days delinquent	-	-
60 days to 90 days delinquent	-	-
91 days or more delinquent	-	904
Total accruing	6,080,080	5,758,391
Non-accrual	-	606
Total	$6,080,080	$5,758,997

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Under Jackson’s policy for monitoring commercial mortgage loans, all impaired commercial mortgage loans continue to be closely evaluated subsequent to impairment.  The table below summarizes the recorded investment, unpaid principal balance, related loan allowance, average recorded investment and investment income recognized on impaired loans during 2013 and 2012 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Loan Allowance	Average Recorded Investment	Investment Income Recognized
December 31, 2013:
Impaired Loans with a Valuation Allowance
Office	$7,950	$9,173	$352	$5,827	$391
Impaired Loans without a Valuation Allowance
Apartment	863	863	-	15,175	843
Hotel	49,721	52,978	-	61,608	3,266
Office	20,837	20,837	-	25,013	1,169
Warehouse	-	-	-	2,100	164
Total	71,421	74,678	-	103,896	5,442
Total Impaired Loans
Apartment	863	863	-	15,175	843
Hotel	49,721	52,978	-	61,608	3,266
Office	28,787	30,010	352	30,840	1,560
Warehouse	-	-	-	2,100	164
Total	$79,371	$83,851	$352	$109,723	$5,833

	Recorded Investment	Unpaid Principal Balance	Related Loan Allowance	Average Recorded Investment	Investment Income Recognized
December 31, 2012:
Impaired Loans with a Valuation Allowance
Apartment	$85,750	$113,107	$6,500	$91,708	$4,601
Hotel	41,823	44,502	2,678	39,291	1,655
Office	11,314	11,351	38	11,338	828
Total	138,887	168,960	9,216	142,337	7,084
Impaired Loans without a Valuation Allowance
Hotel	26,509	30,036	-	30,683	1,742
Office	28,474	31,811	-	42,519	1,582
Retail	-	-	-	750	-
Warehouse	10,676	10,676	-	9,682	633
Total	65,659	72,523	-	83,634	3,957
Total Impaired Loans
Apartment	85,750	113,107	6,500	91,708	4,601
Hotel	68,332	74,538	2,678	69,974	3,397
Office	39,788	43,162	38	53,857	2,410
Retail	-	-	-	750	-
Warehouse	10,676	10,676	-	9,682	633
Total	$204,546	$241,483	$9,216	$225,971	$11,041

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The following tables provide information about the credit quality of commercial mortgage loans (in thousands):

	December 31, 2013
	In Good Standing	Restructured	Greater than 90 Days Delinquent	In the Process of Foreclosure	Total Carrying Value
Apartment	$1,891,670	$-	$-	$-	$1,891,670
Hotel	494,660	49,721	-	-	544,381
Office	740,004	28,787	-	-	768,791
Retail	1,149,405	-	-	-	1,149,405
Warehouse	1,725,833	-	-	-	1,725,833
Total	$6,001,572	$78,508	$-	$-	$6,080,080

	December 31, 2012
	In Good Standing	Restructured	Greater than 90 Days Delinquent	In the Process of Foreclosure	Total Carrying Value
Apartment	$1,375,303	$30,281	$904	$-	$1,406,488
Hotel	536,377	53,224	-	-	589,601
Office	889,084	37,032	-	606	926,722
Retail	1,063,642	-	-	-	1,063,642
Warehouse	1,765,268	7,276	-	-	1,772,544
Total	$5,629,674	$127,813	$904	$606	$5,758,997

The $904 thousand of commercial mortgage loans at December 31, 2012 that were greater than 90 days delinquent were also restructured.

The following table provides information about commercial mortgage loans involved in a troubled debt restructuring as of December 31, 2013 (in thousands, except number of contracts):

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructuring
Office	1	$6,477	$7,950

During 2012, there were no commercial mortgage loans involved in a troubled debt restructuring.

Securitizations
In 2001, Jackson executed the Morgan Stanley Dean Witter Capital I, Series 2001-PPM (“MSDW”) securitization transaction.  Jackson contributed commercial mortgages with a total principal amount of $623.6 million to MSDW and retained beneficial interest.  Prior to 2010, MSDW, a qualified special purpose entity, was not consolidated by Jackson.

Effective January 1, 2010, as a result of adoption of accounting guidance on certain investment funds, the Company was deemed to be the primary beneficiary of MSDW and, therefore, consolidated MSDW.  In March 2011, the external debt of MSDW was paid off entirely.  As such, Jackson’s consolidated financial statements include MSDW assets of $25.4 million and $36.5 million at December 31, 2013 and 2012, respectively.

Other Invested Assets
Other invested assets primarily include investments in limited partnerships and real estate.  Investments in limited partnerships have carrying values of $1,310.4 million and $1,219.5 million at December 31, 2013 and 2012, respectively.  Real estate totaling $160.4 million and $149.2 million at December 31, 2013 and 2012, respectively, include foreclosed properties with a book value of $0.7 million in both years.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Limited Purpose Enhanced Return Entities (“SERVES”)
In 2004, Jackson acquired a $47.5 million debt interest in a limited purpose entity, SERVES 2004-1 (“SERVES 3”), formed to pass through leveraged investment returns based on the performance of an underlying reference pool of syndicated bank loans totaling up to $300.0 million.  Jackson’s interest represented 95% of the capital structure of the entity.  During 2008 and 2009, Jackson entered into option put and forbearance agreements with the counterparty to the SERVES 3 entity in exchange for the counterparty forbearing its right to initiate forced liquidation of the entity under certain market value triggers.

As a result of the additional exposure to SERVES 3 upon entering into the option put and forbearance agreements, Jackson determined that it is the primary beneficiary of SERVES 3 and, accordingly, consolidated SERVES 3 in its financial statements.  The accompanying consolidated financial statements include the underlying assets of $19.6 million and net liabilities of $6.3 million at December 31, 2012, respectively, of this entity.  SERVES 3 was unwound in August 2013.

Securities Lending
The Company has entered into securities lending agreements with agent banks whereby blocks of securities are loaned to third parties, primarily major brokerage firms.  As of December 31, 2013 and 2012, the estimated fair value of loaned securities was $93.6 million and $149.5 million, respectively.  The agreements require a minimum of 102 percent of the fair value of the loaned securities to be held as collateral, calculated on a daily basis.  To further minimize the credit risks related to this program, the financial condition of counterparties is monitored on a regular basis.  At December 31, 2013 and 2012, cash collateral received in the amount of $95.8 million and $153.7 million, respectively, was invested by the agent banks and included in cash and cash equivalents of the Company.  A securities lending payable is included in liabilities for the amount of cash collateral received.

Securities lending transactions are used to generate income.  Income and expenses associated with these transactions are reported as net investment income.

Repurchase Agreements
The Company routinely enters into repurchase agreements whereby the Company agrees to sell and repurchase securities.  These agreements are accounted for as financing transactions, with the assets and associated liabilities included in the consolidated balance sheets.  During 2013 and 2012, short-term borrowings under such agreements averaged $229.4 million and $176.7 million, respectively, with weighted average interest rates of 0.08% and 0.02% during 2013 and 2012, respectively.  At December 31, 2013, the outstanding balance was $415.3 million, which was included within other liabilities in the consolidated balance sheets.  At December 31, 2012, there was no outstanding balance.  Interest expense totaled $0.2 million, $0.3 million, and $0.5 million in 2013, 2012, and 2011, respectively.  The highest level of short-term borrowings at any month end was $691.5 million in 2013 and $544.7 million in 2012.

Investment Income
The sources of net investment income were as follows (in thousands):

	Years Ended December 31,
	2013	2012	2011
Fixed maturities	$2,240,592	$2,134,759	$2,164,833
Commercial mortgage loans	307,361	294,581	283,881
Limited partnerships	267,892	136,649	85,949
Derivative instruments	206,461	160,305	64,710
Policy loans	391,089	172,212	66,860
Other investment income	56,838	30,442	30,458
Total investment income	3,470,233	2,928,948	2,696,691
Less income on funds held under reinsurance treaties	(263,196)	(93,021)	-
Less investment expenses	(62,391)	(55,365)	(52,105)
Net investment income	$3,144,646	$2,780,562	$2,644,586

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Investment income of $64.9 million, $25.0 million, and $17.0 million was recognized on trading securities held at December 31, 2013, 2012, and 2011, respectively. During 2013, investment income was reduced by $25.1 million on securities carried at fair value with changes in value recorded through income.  During 2012 and 2011, $0.8 million and $11.2 million, respectively, of investment income was recognized on securities carried at fair value with changes in value recorded through income.

During 2013, investment income was reduced by $263.2 million for expense incurred on the liability for funds held under reinsurance treaties, including $287.1 million on policy loans, $5.5 million of fixed maturity income and a $29.6 million loss on fixed maturities with fair value recorded through the income statement.  During 2012, investment income was reduced by $93.0 million for income earned on funds held under reinsurance treaties, including $94.3 million on policy loans, $2.8 million of fixed maturity income of and a $3.9 million loss on fixed maturities with fair value recorded through the consolidated income statement. The net investment income on derivative instruments included in the above table is further detailed in Note 5.

5.    Derivative Instruments

Jackson’s business model includes the acceptance, monitoring and mitigation of risk.  Specifically, Jackson considers, among other factors, exposures to interest rate and equity market movements, foreign exchange rates and other asset or liability prices.  The Company uses derivative instruments to mitigate or reduce these risks in accordance with established policies and goals.  Jackson’s derivative holdings, while effective in managing defined risks, are not structured to meet accounting requirements to be designated as hedging instruments.  As a result, freestanding derivatives are carried at fair value with changes recorded in other investment losses.

Cross-currency swaps, which embody spot and forward currency swaps and, in some cases, interest rate and equity index swaps, are entered into for the purpose of hedging the Company issued foreign currency denominated trust instruments supported by funding agreements.  Cross-currency swaps serve to hedge foreign currency exchange risk embedded in the funding agreements and are carried at fair value.  The fair value of derivatives embedded in funding agreements, including unrealized foreign currency translation gains and losses, are included in the carrying value of the trust instruments supported by funding agreements.  Foreign currency translation gains and losses associated with funding agreement hedging activities are included in other net investment losses.

Credit default swaps, with maturities up to five years, are agreements where the Company has purchased default protection on certain underlying corporate bonds held in its portfolio.  These contracts allow the Company to sell the protected bonds at par value to the counterparty if a defined “default event” occurs, in exchange for periodic payments made by the Company for the life of the agreement.  Credit default swaps are carried at fair value.  The Company does not currently sell default protection using credit default swaps or other similar derivative instruments.

Put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-term interest rate swap at future exercise dates.  The Company purchases and writes put-swaptions for hedging purposes with original maturities of up to 10 years.  Put-swaptions hedge against movements in interest rates.  Written put-swaptions may be entered into in conjunction with associated put-swaptions purchased from the same counterparties, referred to as linked put-swaptions.  Linked put-swaptions have identical notional amounts and strike prices, but have different underlying swap terms.  Linked put-swaptions are presented at the fair value of the net position for each pair of contracts.  Non-linked put-swaptions are carried at fair value.

Equity index futures contracts and equity index options (including various call and put options), which are used to hedge the Company’s equity risk, including obligations associated with its index linked annuities and guarantees in variable annuity products, are carried at fair value.  These insurance products contain embedded options whose fair value is reported in other contract holder funds.

Total return swaps, for which the Company receives returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes, and are carried at fair value.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Interest rate swap agreements used for hedging purposes generally involve the exchange of fixed and floating payments based on a notional contract amount over the period for which the agreement remains outstanding without an exchange of the underlying notional amount.  Interest rate swaps are carried at fair value.

A summary of the aggregate contractual or notional amounts and fair values of the Company’s freestanding derivative instruments is as follows (in thousands):

	December 31, 2013
	Assets		Liabilities
	Contractual/		Contractual/		Net
	Notional	Fair	Notional	Fair	Fair
	Amount (1)	Value	Amount (1)	Value	Value
Credit default swaps	$-	$-	$25,000	$(363)	$(363)
Cross-currency swaps	358,896	79,846	-	-	79,846
Equity index call options	5,548,700	218,624	-	-	218,624
Equity index futures	-	-	6,075,630	-	-
Equity index put options	42,550,000	119,739	-	-	119,739
Interest rate swaps	12,000,000	794,520	13,200,000	(796,468)	(1,948)
Put-swaptions	1,500,000	55,245	6,500,000	(56,122)	(877)
Total	$61,957,596	$1,267,974	$25,800,630	$(852,953)	$415,021

	December 31, 2012
	Assets		Liabilities
	Contractual/		Contractual/		Net
	Notional	Fair	Notional	Fair	Fair
	Amount (1)	Value	Amount (1)	Value	Value
Credit default swaps	$-	$-	$170,000	$(7,155)	$(7,155)
Cross-currency swaps	527,332	140,792	-	-	140,792
Equity index call options	5,557,900	143,780	1,000,000	(238,652)	(94,872)
Equity index futures	-	-	6,212,938	(10,773)	(10,773)
Equity index put options	37,850,000	144,590	-	-	144,590
Interest rate swaps	15,400,000	1,685,430	13,150,000	(788,114)	897,316
Put-swaptions	8,000,000	398,066	-	-	398,066
Total return swaps	-	-	300,000	(3,765)	(3,765)
Total	$67,335,232	$2,512,658	$20,832,938	$(1,048,459)	$1,464,199

(1) With respect to swaps and put-swaptions, the notional amount represents the stated principal balance used as a basis for calculating payments.  With respect to futures and options, the contractual amount represents the market exposure of open positions.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The following tables reflect the results of the Company’s derivatives, including gains (losses) and change in fair value of freestanding derivative instruments and embedded derivatives (in thousands):

	Year Ended December 31, 2013
	Other	Net Investment Income
	Investment		Net Gain (Loss)
	Gains (Losses)
Credit default swaps	$6,791	$(7,479)	$(688)
Equity index call options	187,474	-	187,474
Equity index futures	(1,746,460)	-	(1,746,460)
Equity index put options	(800,394)	-	(800,394)
Index-linked annuity embedded derivatives	(455,149)	-	(455,149)
Interest rate swaps	(895,185)	210,166	(685,019)
Put-swaptions	(248,510)	48	(248,462)
Total return swaps	-	3,726	3,726
Variable annuity embedded derivatives	1,879,835	-	1,879,835
Total	$(2,071,598)	$206,461	$(1,865,137)

	Year Ended December 31, 2012
	Other	Net Investment Income
	Investment		Net Gain (Loss)
	Gains (Losses)
Credit default swaps	$2,376	$(10,046)	$(7,670)
Equity index call options	(48,567)	-	(48,567)
Equity index futures	(855,912)	-	(855,912)
Equity index put options	(783,303)	-	(783,303)
Index-linked annuity embedded derivatives	(156,489)	-	(156,489)
Interest rate swaps	167,075	171,600	338,675
Put-swaptions	106,914	(727)	106,187
Total return swaps	-	(522)	(522)
Variable annuity embedded derivatives	822,313	-	822,313
Total	$(745,593)	$160,305	$(585,288)

	Year Ended December 31, 2011
	Other	Net Investment Income
	Investment		Net Gain (Loss)
	Gains (Losses)
Credit default swaps	$9,420	$(10,452)	$(1,032)
Equity index call options	77,616	-	77,616
Equity index futures	(528,345)	-	(528,345)
Equity index put options	(270,405)	-	(270,405)
Index-linked annuity embedded derivatives	(8,644)	-	(8,644)
Interest rate swaps	816,426	64,535	880,961
Put-swaptions	469,869	(2,779)	467,090
Total return swaps	-	13,406	13,406
Variable annuity embedded derivatives	(1,439,975)	-	(1,439,975)
Total	$(874,038)	$64,710	$(809,328)

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

All of Jackson’s trade agreements for freestanding, over-the-counter derivatives contain credit downgrade provisions that allow a party to assign or terminate derivative transactions if the counterparty’s credit rating declines below an established limit.  At December 31, 2013 and 2012, the fair value of Jackson’s net derivative assets by counterparty were $692.8 million and $1,546.6 million, respectively, and held collateral was $787.7 million and $1,760.7 million, respectively, related to these agreements.  At December 31, 2013 and 2012, the fair value of Jackson’s net derivative liabilities by counterparty was $277.7 million and $82.4 million, respectively, and provided collateral was $208.2 million and $36.3 million, respectively, related to these agreements.  If all of the downgrade provisions had been triggered at December 31, 2013 or 2012, Jackson would have had to disburse $164.5 million and $260.2 million, respectively, to counterparties, representing the net fair values of derivatives by counterparty, less collateral held.

Offsetting Assets and Liabilities
The Company’s derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements.  A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy.  The Company recognizes amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

The following tables present the gross and net information about the Company’s financial instruments subject to master netting arrangements (in thousands):

	December 31, 2013

		Gross
		Amounts	Net Amounts	Gross Amounts Not Offset
	Gross	Offset in the	Presented in	in the Consolidated Balance Sheets
	Amounts	Consolidated	the Consolidated	Financial	Cash	Securities	Net
	Recognized	Balance Sheets	Balance Sheets	Instruments(1)	Collateral	Collateral (2)	Amount
Financial Assets:
Derivative assets	$1,267,974	$-	$1,267,974	$575,206	$6,540	$686,228	$-

Financial Liabilities:
Derivative liabilities	$852,953	$-	$852,953	$575,206	$-	$208,221	$69,526
Securities loaned	95,754	-	95,754	-	95,754	-	-
Repurchase agreements	415,271	-	415,271	-	-	415,271	-
Total financial liabilities	$1,363,978	$-	$1,363,978	$575,206	$95,754	$623,492	$69,526

	December 31, 2012

		Gross
		Amounts	Net Amounts	Gross Amounts Not Offset
	Gross	Offset in the	Presented in	in the Consolidated Balance Sheets
	Amounts	Consolidated	the Consolidated	Financial	Cash	Securities	Net
	Recognized	Balance Sheets	Balance Sheets	Instruments(1)	Collateral	Collateral (2)	Amount
Financial Assets:
Derivative assets	$2,512,658	$-	$2,512,658	$966,088	$43,214	$1,503,356	$-

Financial Liabilities:
Derivative liabilities	$1,044,694	$-	$1,044,694	$966,088	$10,773	$25,549	$42,284
Securities loaned	153,747	-	153,747	-	153,747	-	-
Total financial liabilities	$1,198,441	$-	$1,198,441	$966,088	$164,520	$25,549	$42,284

(1)	Represents the amount that could be offset under master netting or similar arrangements that management elects not to offset on the consolidated balance sheets.
(2)	Excludes initial margin amounts for exchange-traded derivatives.

In the above tables, the amounts of assets or liabilities presented in the Company’s consolidated balance sheets are offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral.  The actual amount of collateral may be greater than amounts presented in the tables.  The above tables exclude net embedded derivatives of $343.9 million and $2,185.4 million for 2013 and 2012, respectively, and derivative liabilities of nil and $3.8 million for 2013 and 2012, respectively, as these derivatives are not subject to master netting arrangements.  In addition, repurchase agreements are presented within other liabilities in the consolidated balance sheets.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

6.     Fair Value Measurements

The following table summarizes the fair value and carrying value of Jackson’s financial instruments (in thousands).  The basis for determining the fair value of each instrument is described in Note 2.

	December 31, 2013		December 31, 2012

	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Fixed maturities (1)	$49,729,105	$49,729,105	$53,164,638	$53,164,638
Trading securities	541,228	541,228	412,813	412,813
Commercial mortgage loans	6,080,080	6,302,268	5,758,997	6,194,507
Policy loans (1)	4,477,040	4,477,040	4,374,211	4,374,211
Derivative instruments	1,267,974	1,267,974	2,512,658	2,512,658
Limited partnerships	1,310,369	1,310,369	1,219,515	1,219,515
Cash and cash equivalents	986,383	986,383	1,150,420	1,150,420
GMIB reinsurance recoverable	136,147	136,147	416,528	416,528
Embedded derivative assets	939,224	939,224	-	-
Separate account assets	108,787,279	108,787,279	80,134,446	80,134,446

Liabilities
Other contract holder funds
Annuity reserves (2)	$38,809,845	$40,927,655	$39,422,770	$41,080,276
Reserves for guaranteed investment contracts	1,840,191	1,840,641	1,123,971	1,138,699
Trust instruments supported by funding agreements	803,688	821,224	1,341,408	1,372,165
Federal Home Loan Bank funding agreements	1,773,829	1,773,014	1,801,108	1,802,855
Funds held under reinsurance treaties	3,396,987	3,396,987	3,285,118	3,285,118
Debt	284,489	346,601	292,274	361,585
Securities lending payable	95,754	95,754	153,747	153,747
Derivative instruments	852,953	852,953	1,048,459	1,048,459
Repurchase agreements	415,271	415,271	-	-
Separate account liabilities	108,787,279	108,787,279	80,134,446	80,134,446

(1)	Includes items carried at fair value under the fair value option, for which there is a corresponding liability within funds held under reinsurance treaties.
(2)	Annuity reserves represent only the components of deposits on investment contracts that are considered to be financial instruments.

The following is a discussion of the methodologies used to determine fair values of the financial instruments measured on both a recurring and nonrecurring basis reported in the following tables.

Fixed Maturity and Trading Securities
The fair values for fixed maturity and trading securities are determined using information available from independent pricing services, broker-dealer quotes, or internally derived estimates.  Priority is given to publicly available prices from independent sources, when available.  Securities for which the independent pricing service does not provide a quotation are either submitted to independent broker-dealers for prices or priced internally.  Typical inputs used by these three pricing methods include, but are not limited to, reported trades, benchmark yields, credit spreads, liquidity premiums and/or estimated cash flows based on default and prepayment assumptions.

As a result of typical trading volumes and the lack of specific quoted market prices for most fixed maturities, independent pricing services will normally derive the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable information as outlined above.  If there are no recently reported trades, the independent pricing services and broker-dealers may use matrix or pricing model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at relevant market rates.  Certain securities are priced using broker-dealer quotes, which may utilize proprietary inputs and models.  Additionally, the majority of these quotes are non-binding.

Included in the pricing of asset-backed securities are estimates of the rate of future prepayments of principal over the remaining life of the securities.  Such estimates are derived based on the characteristics of the underlying structure and prepayment assumptions believed to be relevant for the underlying collateral.  Actual prepayment experience may vary from these estimates.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Internally derived estimates may be used to develop a fair value for securities for which the Company is unable to obtain either a reliable price from an independent pricing service or a suitable broker-dealer quote.  These fair value estimates may incorporate Level 2 and Level 3 inputs and are generally derived using expected future cash flows, discounted at market interest rates available from market sources based on the credit quality and duration of the instrument.  For securities that may not be reliably priced using these internally developed pricing models, a fair value may be estimated using indicative market prices.  These prices are indicative of an exit price, but the assumptions used to establish the fair value may not be observable or corroborated by market observable information and, therefore, represent Level 3 inputs.

The Company performs a monthly analysis on the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value.  This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals.  Examples of procedures performed include, but are not limited to, initial and ongoing review of third party pricing service methodologies, review of pricing statistics and trends, back testing recent trades and monitoring of trading volumes.  In addition, the Company considers whether prices received from independent broker-dealers represent a reasonable estimate of fair value through the use of internal and external cash flow models, which are developed based on spreads and, when available, market indices.  As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the available market data, the price received from the third party may be adjusted accordingly.

For those securities that were internally valued at December 31, 2013 and 2012, the pricing model used by the Company utilizes current spread levels of similarly rated securities to determine the market discount rate for the security.  Furthermore, appropriate risk premiums for illiquidity and non-performance are incorporated in the discount rate.  Cash flows, as estimated by the Company using issuer-specific default statistics and prepayment assumptions, are discounted to determine an estimated fair value.

On an ongoing basis, the Company reviews the independent pricing services’ valuation methodologies and related inputs, and evaluates the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy distribution based upon trading activity and the observability of market inputs.  Based on the results of this evaluation, each price is classified into Level 1, 2, or 3.  Most prices provided by independent pricing services, including broker-dealer quotes, are classified into Level 2 due to their use of market observable inputs.

Commercial Mortgage Loans
Fair values are generally determined by discounting expected future cash flows at current market interest rates, inclusive of a credit spread, for similar quality loans.  For loans whose value is dependent upon the underlying property, fair value is determined to be the estimated value of the collateral.  Certain characteristics considered significant in determining the spread or collateral value may be based on internally developed estimates.  As a result, these investments have been classified as Level 3 within the fair value hierarchy.

Policy Loans
The Company believes the carrying value of policy loans approximates fair value.  Policy loans are funds provided to policyholders in return for a claim on the policies values and function like demand deposits which are redeemable upon repayment, death or surrender, and there is only one market price at which the transaction could be settled – the then current carrying value.  The funds provided are limited to the cash surrender value of the underlying policy.  The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy.  Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy.  Due to the collateralized nature of policy loans and unpredictable timing of payments, the Company believes the carrying value of policy loans approximates fair value.

Freestanding Derivative Instruments
Freestanding derivative instruments are reported at fair value, which reflects the estimated amounts, net of payment accruals, which the Company would receive or pay upon sale or termination of the contracts at the reporting date. Changes in fair value are included in other investment losses.  Freestanding derivatives priced using third party pricing services incorporate inputs that are predominantly observable in the market. Inputs used to value derivatives include, but are not limited to, interest rate swap curves, credit spreads, interest rates, counterparty credit risk, equity volatility and equity index levels.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Freestanding derivative instruments classified as Level 1 include futures, which are traded on active exchanges.  Freestanding derivative instruments classified as Level 2 include interest rate swaps, cross currency swaps, credit default swaps, put-swaptions and equity index call and put options.  These derivative valuations are determined by third-party pricing services using pricing models with inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data.

Limited Partnerships
Fair value for limited partnership interests, which are included in other invested assets, is determined using the proportion of Jackson’s investment in each fund (“NAV equivalent”) as a practical expedient for fair value.  No adjustments to these amounts were deemed necessary at December 31, 2013 or 2012.

The Company’s limited partnership investments are not redeemable and distributions received are generally the result of liquidation of the underlying assets of the partnerships.  The term of Jackson’s interest in the partnerships is generally ten years, but may be extended for a period of time under provisions within the partnership agreements, if applicable.  The Company generally has the ability under the partnership agreements to sell its interest to another limited partner with the prior written consent of the general partner.  It is not probable and there is no instance where Jackson contemplated selling a limited partnership interest for an amount different from its NAV equivalent.

Cash and Cash Equivalents
Cash and cash equivalents primarily include money market instruments and bank deposits.  Certain money market instruments are valued using unadjusted quoted prices in active markets and are classified as Level 1.

Separate Account Assets and Liabilities
Separate account assets are comprised of investments in mutual funds, which are categorized as Level 1 assets.  The value of separate account liabilities are set equal to the value of separate account assets.

Reserves for Future Policy Benefits and Claims Payable
Fair values for immediate annuities without mortality features are derived by discounting the future estimated cash flows using current market interest rates for similar maturities.  Fair values for deferred annuities, including index linked annuities, are determined using projected future cash flows discounted at current market interest rates.

Other Contract Holder Funds
Fair values for guaranteed investment contracts are based on the present value of future cash flows discounted at current market interest rates.

Fair values for trust instruments supported by funding agreements are based on the present value of future cash flows discounted at current market interest rates, plus the fair value of any embedded derivatives that are not required to be reported separately.

Fair values of the FHLBI funding agreements are based on the present value of future cash flows discounted at current market interest rates.

Funds Held Under Reinsurance Treaties
The fair value of the funds held is equal to the fair value of the assets held as collateral, which primarily consist of policy loans and fixed maturities.

Debt
Carrying value of the Company’s short-term debt is considered a reasonable estimate for fair value due to their short-term maturity.  Fair values of long-term debt are based on the present value of future cash flows discounted at current market interest rates.

Securities Lending Payable
The Company’s securities lending payable is set equal to the cash collateral received.  Due to the short-term nature of the loans, carrying value is a reasonable estimate of fair value.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Repurchase Agreements
Carrying value of the Company’s repurchase agreements, which are included in other liabilities, is considered a reasonable estimate of fair value due to their short-term maturities.

Certain Guaranteed Benefits
Variable annuity contracts issued by the Company offer various guaranteed minimum death, withdrawal, income and accumulation benefits.  Certain benefits, primarily non-life contingent guaranteed minimum withdrawal benefits (“GMWB”), guaranteed minimum accumulation benefits (“GMAB”) and the reinsured portion of the Company’s guaranteed minimum income benefits (“GMIB”), are recorded at fair value.  Guaranteed benefits that are not subject to fair value accounting are accounted for as insurance benefits.

Non-life contingent GMWBs and GMABs are recorded at fair value with changes in fair value recorded in other investment losses.  The fair value of the reserve is based on the expectations of future benefit payments and future fees associated with the benefits.  At the inception of the contract, the Company attributes to the derivative a portion of total fees collected from the contract holder, which is then held static in future valuations.  Those fees, generally referred to as the attributed fees, are set such that the present value of the attributed fees is equal to the present value of future claims expected to be paid under the guaranteed benefit at the inception of the contract.  In subsequent valuations, both the present value of future benefits and the present value of attributed fees are revalued based on current market conditions and policyholder behavior assumptions.  The difference between each of the two components represents the fair value of the embedded derivative.  Jackson discontinued offering the GMAB in 2011.

Jackson’s GMIB book is reinsured through an unrelated party and, due to the net settlement provisions of the reinsurance agreement, this contract meets the definition of a derivative.  Accordingly, the GMIB reinsurance agreement is recorded at fair value, with changes in fair value recorded in other investment losses.  Due to the inability to economically reinsure or hedge new issues of the GMIB, the Company discontinued offering the benefit in 2009.

Fair values for GMWB and GMAB embedded derivatives, as well as GMIB reinsurance recoverables, are calculated using internally developed models because active, observable markets do not exist for those guaranteed benefits.

The fair value calculation is based on the present value of future cash flows comprised of future expected benefit payments, less future attributed rider fees, over the lives of the contracts.  Estimating these cash flows requires numerous estimates and subjective judgments related to capital market inputs, as well as actuarially determined assumptions related to expectations concerning policyholder behavior.  Capital market inputs include expected market rates of return, market volatility, correlations of market index returns to funds, fund performance and discount rates.  The more significant actuarial assumptions include benefit utilization by policyholders under varying conditions, fund allocation, persistency, mortality, and withdrawal rates.  Because of the dynamic and complex nature of these cash flows, best estimate assumptions, plus risk margins, and a stochastic process involving the generation of thousands of scenarios that assume risk neutral returns consistent with swap rates are used.

At each valuation date, the Company assumes expected returns based on LIBOR swap rates as of that date to determine the value of expected future cash flows produced in the stochastic process.  Volatility assumptions are based on a weighting of available market data for implied market volatility for durations up to 10 years, grading to a historical volatility level by year 15.  Additionally, non-performance risk is incorporated into the calculation through the use of discount rates based on a AA corporate credit curve as an approximation of Jackson’s own credit risk.  Other risk margins, particularly for policyholder behavior, are also incorporated into the model through the use of best estimate assumptions, plus a risk margin.  Estimates of future policyholder behavior are subjective and are based primarily on the Company’s experience.

As markets change, mature and evolve and actual policyholder behavior emerges, management continually evaluates the appropriateness of its assumptions for this component of the fair value model.

The use of the models and assumptions described above requires a significant amount of judgment.  Management believes the aggregation of each of these components results in an amount that the Company would be required to transfer for a liability, or receive for an asset, to or from a willing buyer or seller, if one existed, for those market participants to assume the risks associated with the guaranteed benefits and the related reinsurance.  However, the

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

ultimate settlement amount of the liability, which is currently unknown, could likely be significantly different than this fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following table summarizes the Company’s assets and liabilities that are carried at fair value by hierarchy levels (in thousands):

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets
Fixed maturities
U.S. government securities	$4,516,833	$4,516,833	$-	$-
Other government securities	997,986	-	997,986	-
Public Utilities	4,451,985	-	4,451,985	-
Corporate securities	32,058,285	-	32,039,272	19,013
Residential mortgage-backed	2,902,825	-	2,902,811	14
Commercial mortgage-backed	3,826,887	-	3,826,429	458
Other asset-backed securities	974,304	-	964,755	9,549
Trading securities	541,228	470,752	-	70,476
Policy loans	3,131,161	-	-	3,131,161
Derivative instruments	1,267,974	-	1,267,974	-
Limited partnerships	1,310,369	-	-	1,310,369
GMIB reinsurance recoverable	136,147	-	-	136,147
Embedded derivative assets (1)	939,224	-	-	939,224
Separate account assets	108,787,279	108,787,279	-	-
Total	$165,842,487	$113,774,864	$46,451,212	$5,616,411

Liabilities
Embedded derivative liabilities (3)	$1,283,153	$-	$1,283,153	$-
Funds held under reinsurance treaties	3,396,987	-	-	3,396,987
Derivative instruments	852,953	-	852,953	-
Separate account liabilities (2)	108,787,279	108,787,279	-	-
Total	$114,320,372	$108,787,279	$2,136,106	$3,396,987

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets
Fixed maturities
U.S. government securities	$5,487,682	$5,487,682	$-	$-
Other government securities	1,218,743	-	1,218,743	-
Corporate securities	37,393,530	-	37,350,791	42,739
Residential mortgage-backed	3,874,523	-	3,874,492	31
Commercial mortgage-backed	4,242,529	-	4,242,529	-
Other asset-backed securities	947,631	-	941,008	6,623
Trading securities	412,813	342,990	-	69,823
Policy loans	2,994,756	-	-	2,994,756
Derivative instruments	2,512,658	-	2,512,658	-
Limited partnerships	1,219,515	-	-	1,219,515
GMIB reinsurance recoverable	416,528	-	-	416,528
Separate account assets	80,134,446	80,134,446	-	-
Total	$140,855,354	$85,965,118	$50,140,221	$4,750,015

Liabilities
Embedded derivative liabilities (1) (3)	$2,185,380	$-	$964,387	$1,220,993
Funds held under reinsurance treaties	3,285,118	-	-	3,285,118
Derivative instruments	1,048,459	10,773	1,033,921	3,765
Separate account liabilities (2)	80,134,446	80,134,446	-	-
Total	$86,653,403	$80,145,219	$1,998,308	$4,509,876

(1)	Includes the embedded derivatives related only to GMWB reserves.
(2)	The value of the separate account liabilities is set equal to the value of the separate account assets.
(3)	Includes the embedded derivative liabilities related to index linked annuities.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

Level 3 Assets and Liabilities by Price Source
The table below presents the balances of Level 3 assets and liabilities measured at fair value with their corresponding pricing sources (in thousands).

December 31, 2013
Assets	Total	Internal	External
Fixed Maturities
Corporate securities	$19,013	$19,013	$-
Residential mortgage-backed	14	14	-
Commercial mortgage-backed	458	458	-
Other asset-backed securities	9,549	9,549	-
Trading securities	70,476	249	70,227
Policy loans	3,131,161	3,131,161	-
Limited partnerships	1,310,369	-	1,310,369
GMIB reinsurance recoverable	136,147	136,147	-
Embedded derivative assets (1)	939,224	939,224
Total	$5,616,411	$4,235,815	$1,380,596

Liabilities
Funds held under reinsurance treaties	$3,396,987	$3,396,987	$-

December 31, 2012
Assets	Total	Internal	External
Fixed Maturities
Corporate securities	$42,739	$35,537	$7,202
Residential mortgage-backed	31	31	-
Other asset-backed securities	6,623	6,623	-
Trading securities	69,823	140	69,683
Policy loans	2,994,756	2,994,756	-
Limited partnerships	1,219,515	-	1,219,515
GMIB reinsurance recoverable	416,528	416,528	-
Total	$4,750,015	$3,453,615	$1,296,400

Liabilities
Embedded derivative liabilities (1)	$1,220,993	$1,220,993	$-
Derivative instruments	3,765	3,765	-
Funds held under reinsurance treaties	3,285,118	3,285,118	-
Total	$4,509,876	$4,509,876	$-

(1)	Includes the embedded derivatives related only to GMWB.

External pricing sources for securities represent unadjusted prices from independent pricing services and independent indicative broker quotes where pricing inputs are not readily available.  Limited partnership interests are valued using externally prepared financial statements provided by partnership management.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Quantitative Information Regarding Internally-Priced Level 3 Assets and Liabilities
The table below presents quantitative information on significant internally-priced Level 3 assets and liabilities (in thousands):

	As of December 31, 2013
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range in bps (Weighted Average)	Impact of Increase in Input on Fair Value
Assets
Fixed maturities
Corporate securities	$19,013	Discounted cash flow	Discount rate	1054-1129 (1092)	Decrease
Other asset-backed securities	9,549	Discounted cash flow	Discount rate	239-529 (447)	Decrease
Policy loans	3,131,161	Outstanding balance	N/A	N/A	N/A
GMIB reinsurance recoverable	136,147	Discounted cash flow	Policyholder behavior	See below	See below
Embedded derivative assets	939,224	Discounted cash flow	Policyholder behavior	See below	See below
Total	$4,235,094

Liabilities
Funds held under reinsurance treaties	$3,396,987	Carrying value of asset	N/A	N/A	N/A

	As of December 31, 2012
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range in bps (Weighted Average)	Impact of Increase in Input on Fair Value
Assets
Fixed maturities
Corporate securities	$35,537	Discounted cash flow	Discount rate	100-519 (408)	Decrease
Other asset-backed securities	6,623	Discounted cash flow	Discount rate	283-610 (513)	Decrease
Policy loans	2,994,756	Outstanding balance	N/A	N/A	N/A
GMIB reinsurance recoverable	416,528	Discounted cash flow	Policyholder behavior	See below	See below
Total	$3,453,444

Liabilities
Embedded derivative liabilities	$1,220,993	Discounted cash flow	Policyholder behavior	See below	See below
Derivative instruments	3,765	Adjusted broker bid	Financing cost spread	105-441 (125)	Increase
Funds held under reinsurance treaties	3,285,118	Carrying value of asset	N/A	N/A	N/A
Total	$4,509,876

Sensitivity to Changes in Unobservable Inputs
The following is a general description of sensitivities of significant unobservable inputs and their impact on the fair value measurement for the assets and liabilities reflected in the table above.

Internally-priced corporate securities classified in Level 3 include private debt securities for which no price comparatives or spread levels can be observed.  For these securities, a discounted cash flow model was used and the primary unobservable input is an internally-developed discount rate.  Significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement.

Other asset-backed securities classified in Level 3 are fair valued using a discounted cash flow model.  Unobservable inputs include an internally developed discount rate.  Significant increases (decreases) in the discount rate would result in a significantly lower (higher) fair value measurement.

Residential mortgage-backed securities of $14 thousand, commercial mortgage-backed securities of $458 thousand, and trading securities of $249 thousand are fair valued using techniques incorporating unobservable inputs and are classified in Level 3 of the fair value hierarchy.  For these assets, their unobservable inputs and ranges of possible inputs do not materially affect their fair valuations and have been excluded from the quantitative information in the table above.

The GMIB reinsurance recoverable fair value calculation is based on the present value of future cash flows comprised of future expected reinsurance benefit receipts, less future attributed premium payments to reinsurers, over the lives of the contracts.  Estimating these cash flows requires actuarially determined assumptions related to expectations

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

concerning policyholder behavior.  The more significant actuarial assumptions include benefit utilization, persistency, and mortality.  In general, an increase (decrease) in assumed benefit utilization would increase (decrease) the fair value of the reinsurance recoverable; an increase (decrease) in assumed persistency would increase (decrease) the fair value of the reinsurance recoverable; and an increase (decrease) in assumed mortality would decrease (increase) the fair value of the reinsurance recoverable.

Embedded derivative liabilities classified in Level 3 represent the fair value of GMWB and GMAB liabilities.  These fair value calculations are based on the present value of future cash flows comprised of future expected benefit payments, less future attributed rider fees, over the lives of the contracts.   Estimating these cash flows requires actuarially determined assumptions related to expectations concerning policyholder behavior.  The more significant actuarial assumptions include benefit utilization, fund allocation, persistency, and mortality.  In general, an increase (decrease) in assumed benefit utilization would increase (decrease) the fair value of the liabilities; an increase (decrease) in allocation to equity funds would increase (decrease) the fair value of the liabilities; an increase (decrease) in assumed persistency would increase (decrease) the fair value of the liabilities; and an increase (decrease) in assumed mortality would decrease (increase) the fair value of the liabilities.

Derivative instruments categorized in level 3 at December 31, 2012 consisted of a total return swap based on a reference pool of syndicated bank loan investments.  Inputs to fair value include broker quotes for the underlying assets, earnings on the reference pool, and an estimate for the embedded financing cost, which is a significant and unobservable input.  Significant increases (decreases) in estimated comparable financing costs would result in a higher (lower) fair value measurement.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The tables below provide rollforwards for 2013 and 2012 of the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement.  Gains and losses in the table below include changes in fair value due partly to observable and unobservable factors.  The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities.  However, the derivative instruments hedging the related risks may not be classified within the same fair value hierarchy level as the associated assets and liabilities.  Therefore, the impact of the derivative instruments reported in Level 3 below may vary significantly from the total income effect of the hedged instruments.  Additionally, the Company’s policy for determining and disclosing transfers between levels is to recognize transfers using beginning of period balances.

		Total Realized/Unrealized Gains (Losses) Included in
				Purchases,
	Fair Value			Sales,	Transfers	Fair Value
	as of		Other	Issuances	in and/or	as of
	January 1,	Net	Comprehensive	and	(out of)	December 31,
(in thousands)	2013	Income	Income	Settlements	Level 3	2013
Assets
Fixed maturities
Corporate securities	$42,739	$793	$(1,754)	$(11,406)	$(11,359)	$19,013
Residential mortgage-backed	31	(2)	-	(15)	-	14
Commercial mortgage-backed	-	1,068	(1,068)	-	458	458
Other asset-backed securities	6,623	2,879	651	(8,776)	8,172	9,549
Trading securities	69,823	2,237	-	(1,584)	-	70,476
Policy loans	2,994,756	6,787	-	129,618	-	3,131,161
Limited partnerships	1,219,515	252,955	-	(162,101)	-	1,310,369
GMIB reinsurance recoverable	416,528	(280,381)	-	-	-	136,147

Liabilities
Embedded derivative liabilities	$(1,220,993)	$2,160,217	$-	$-	$-	$939,224
Derivative instruments	(3,765)	3,765	-	-	-	-
Funds held under reinsurance treaties	(3,285,118)	4,924	-	(116,793)	-	(3,396,987)

		Total Realized/Unrealized Gains (Losses) Included in
				Purchases,
	Fair Value			Sales,	Transfers	Fair Value
	as of		Other	Issuances	in and/or	as of
	January 1,	Net	Comprehensive	and	(out of)	December 31,
(in thousands)	2012	Income	Income	Settlements	Level 3	2012
Assets
Fixed maturities
Corporate securities	$32,295	$1,655	$2,991	$31,100	$(25,302)	$42,739
Residential mortgage-backed	-	-	-	31	-	31
Other asset-backed securities	10,060	225	533	(4,195)	-	6,623
Trading securities	59,891	12,094	-	(2,162)	-	69,823
Policy loans (1)	2,951,560	(72,683)	-	115,879	-	2,994,756
Limited partnerships	1,086,546	135,528	-	(2,559)	-	1,219,515
Derivative instruments	1,934	(1,934)	-	-	-	-
GMIB reinsurance recoverable	451,274	(34,746)	-	-	-	416,528

Liabilities
Embedded derivative liabilities	$(2,078,051)	$857,058	$-	$-	$-	$(1,220,993)
Derivative instruments	-	(3,765)	-	-	-	(3,765)
Funds held under reinsurance treaties (1)	(3,295,994)	64,879	-	(54,003)	-	(3,285,118)

(1)  Represents fair value at acquisition date for beginning balance.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The components of the amounts included in purchases, sales, issuances and settlements for years ended December 31, 2013 and 2012 shown above are as follows (in thousands):
December 31, 2013	Purchases	Sales	Issuances	Settlements	Total
Assets
Fixed maturities
Corporate securities	$239	$(11,645)	$-	$-	$(11,406)
Residential mortgage-backed	-	(15)	-	-	(15)
Other asset-backed securities	-	(8,776)	-	-	(8,776)
Trading securities	625	(2,209)	-	-	(1,584)
Policy loans	-	-	226,647	(97,029)	129,618
Limited partnerships	132,713	(294,814)	-	-	(162,101)
Total	$133,577	$(317,459)	$226,647	$(97,029)	$(54,264)

Liabilities
Funds held under reinsurance treaties	$-	$-	$(341,662)	$224,869	$(116,793)

December 31, 2012	Purchases	Sales	Issuances	Settlements	Total
Assets
Fixed maturities
Corporate securities	$35,745	$(4,645)	$-	$-	$31,100
Residential mortgage-backed	31	-	-	-	31
Other asset-backed securities	-	(4,195)	-	-	(4,195)
Trading securities	166	(2,328)	-	-	(2,162)
Policy Loans	-	-	136,027	(20,148)	115,879
Limited partnerships	234,440	(236,999)	-	-	(2,559)
Total	$270,382	$(248,167)	$136,027	$(20,148)	$138,094

Liabilities
Funds held under reinsurance treaties	$-	$-	$(172,025)	$118,022	$(54,003)

As a result of the Company being able to obtain pricing from an independent, third-party pricing service utilizing significant observable inputs, securities with a fair value of $34.4 million and $25.3 million were transferred from level 3 to level 2 during 2013 and 2012, respectively.  During 2013, the Company transferred securities with a fair value of $31.7 million from level 2 to level 3 as a result of the use of significant unobservable inputs as the Company was not able to obtain pricing from an independent, third-party price service.  There were no transfers between Level 1 and 2 of the fair value hierarchy in 2013 or 2012.

The portion of gains (losses) included in net income or other comprehensive income attributable to the change in unrealized gains and losses on Level 3 financial instruments still held at December 31, 2013 and 2012 was as follows (in thousands):

	2013	2012
Assets
Fixed maturities
Corporate securities	$(1,013)	$4,646
Residential mortgage-backed	12	-
Other asset-backed securities	3,394	758
Trading securities	2,237	12,094
Limited partnerships	253,187	135,946
Derivative instruments	-	(1,934)
GMIB reinsurance recoverable	(280,381)	(34,746)

Liabilities
Embedded derivative liabilities	$2,160,217	$857,058
Derivative instruments	-	(3,765)
Funds held under reinsurance treaties	10,915	6,342

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Nonrecurring Fair Value Measurements
The table below presents the carrying amount and fair value by fair value hierarchy level of certain financial instruments that are not reported at fair value (in thousands).

		December 31, 2013		December 31, 2012
	Fair Value Hierarchy Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Commercial mortgage loans	Level 3	$6,080,080	$6,302,268	$5,758,997	$6,194,507
Policy loans	Level 3	1,345,879	1,345,879	1,379,455	1,379,455

Liabilities
Other contract holder funds
Annuity reserves (1)	Level 3	$37,526,692	$39,644,502	$37,237,390	$38,894,896
Reserves for guaranteed investment contracts	Level 3	1,840,191	1,840,641	1,123,971	1,138,699
Trust instruments supported by funding agreements	Level 3	803,688	821,224	1,341,408	1,372,165
Federal Home Loan Bank funding agreements	Level 3	1,773,829	1,773,014	1,801,108	1,802,855
Debt	Level 3	284,489	346,601	292,274	361,585
Securities lending payable	Level 2	95,754	95,754	153,747	153,747
Repurchase agreements	Level 2	415,271	415,271	-	-

(1) Annuity reserves represent only the components of deposits on investment contracts that are considered to be financial instruments.

Fair Value Option
As described in Note 2, in connection with the acquisition of REALIC, the Company elected the fair value option for certain assets, which are held as collateral for reinsurance.  Accordingly, the Company established a funds held liability, for which the Company also elected the fair value option.  The value of the funds held liability is equal to the fair value of the assets held as collateral.  The income and any changes in unrealized gains and losses on these assets and the corresponding funds held liability are included in net investment income and have no impact on the Company’s consolidated income statement.   Income and changes in unrealized gains and losses on other assets for which the Company has elected the fair value option are immaterial to the Company’s consolidated financial statements.

7.     Deferred Acquisition Costs and Deferred Sales Inducements

The balances of and changes in deferred acquisition costs, as of and for the years ended December 31 were as follows (in thousands):

	2013	2012	2011
Balance, beginning of year	$4,822,587	$4,395,174	$4,170,644
Deferrals of acquisition costs	1,077,016	1,105,124	1,002,864
Amortization related to:
Operations	(544,047)	(443,296)	(622,469)
Derivatives	217,606	147,992	225,568
Net realized gains	(14,905)	(3,594)	(12,304)
Total amortization	(341,346)	(298,898)	(409,205)
Unrealized investment gains (losses)	653,963	(378,813)	(373,792)
Other	-	-	4,663
Balance, end of year	$6,212,220	$4,822,587	$4,395,174

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The balances of and changes in deferred sales inducements, which are reported in other assets, as of and for the years ended December 31 were as follows (in thousands):
	2013	2012	2011
Balance, beginning of year	$560,141	$602,486	$451,096
Deferrals of sales inducements	55,735	171,393	183,517
Amortization related to:
Operations	(135,270)	(131,317)	(149,261)
Derivatives	194,553	(12,796)	183,744
Net realized gains	(2,555)	(665)	(1,241)
Total amortization	56,728	(144,778)	33,242
Unrealized investment gains (losses)	111,681	(68,960)	(65,369)
Balance, end of year	$784,285	$560,141	$602,486

8.	Reinsurance

The Company assumes and cedes reinsurance from and to other insurance companies in order to limit losses from large exposures; however, if the reinsurer is unable to meet its obligations, the originating issuer of the coverage retains the liability.  The Company reinsures certain of its risks to other reinsurers under a yearly renewable term, coinsurance, or modified coinsurance basis.  The Company monitors the financial strength rating of reinsurers on a monthly basis.

The Company has also acquired certain lines of business that are wholly ceded to non-affiliates.  These include both direct and assumed accident and health business, direct and assumed life insurance business, and certain institutional annuities.

Jackson’s GMIBs are reinsured with an unrelated party and, due to the net settlement provisions of the reinsurance agreement, meet the definition of a derivative.  Accordingly, the GMIB reinsurance agreement is recorded at fair value on the Company’s consolidated balance sheets, with changes in fair value recorded in other investment losses.

As a pre-closing condition to the acquisition, described in Note 3, and after receipt of all required regulatory approvals, REALIC entered into three retro treaties with SRZ.  Pursuant to these retro treaties, REALIC ceded to SRZ on a 100% coinsurance basis certain blocks of business written or assumed by REALIC.  These blocks of business include the disability income and accident and health business written or assumed by REALIC, a mix of life and annuity insurance business written or assumed by REALIC, and the corporate owned life insurance business assumed by REALIC.  The effective date of the three retrocession agreements was July 1, 2012.

Pursuant to the retro treaties, the Company holds certain assets, primarily in the form of policy loans and fixed maturities, as collateral.  This collateral is reported as funds held under reinsurance treaties on the consolidated balance sheet.  At December 31, 2013 and 2012, this funds held liability was $3.4 billion and $3.3 billion, respectively.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The effect of reinsurance on premium was as follows (in thousands):
	Years Ended December 31,
	2013	2012	2011
Direct premium:
Life	$668,878	$411,112	$257,015
Accident and health	70,214	28,989	3,020
Plus reinsurance assumed:
Life	66,242	28,233	12,728
Accident and health	13,602	4,765	860
Less reinsurance ceded:
Life	(429,499)	(243,470)	(109,407)
Annuity guaranteed benefits	(18,850)	(19,605)	(20,526)
Accident and health	(83,816)	(33,754)	(3,880)
Total net premium	$286,771	$176,270	$139,810

The effect of reinsurance on benefits was as follows (in thousands):

	Years Ended December 31,
	2013	2012	2011
Direct benefits
Life	$1,331,828	$939,727	$668,546
Accident and health	142,827	55,005	1,598
Annuity guaranteed benefits	69,403	86,651	73,756
Plus reinsurance assumed:
Life	384,181	118,284	27,317
Accident and health	32,723	11,941	468
Less reinsurance ceded:
Life	(577,884)	(292,834)	(118,408)
Accident and health	(175,550)	(66,946)	(2,066)
Deferral of contract enhancements	(41,396)	(157,931)	(172,389)
Change in reserves, net of reinsurance	(139,740)	(79,683)	106,474
Total benefits	$1,026,392	$614,214	$585,296

Components of the Company’s reinsurance recoverable as of December 31 were as follows (in thousands):
	December 31,
	2013	2012
Reserves:
Life	$7,141,785	$7,144,675
Accident and health	1,440,996	896,942
Guaranteed minimum income benefits	136,147	416,528
Other annuity benefits	283,923	306,404
Claims liability	1,034,104	1,078,281
Other	9,790	34,078
Total	$10,046,745	$9,876,908

Included in the reinsurance recoverable were reserves ceded to Brooke Life of $42.1 million and $44.5 million at December 31, 2013 and 2012, respectively.  The largest amount ceded to any reinsurer at December 31, 2013 totaled $6.7 billion, which was primarily related to the retro treaties.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The following table sets forth the Company’s net life insurance in-force (in millions):
	December 31,
	2013	2012
Direct life insurance in-force	$266,587	$285,991
Amounts assumed from other companies	24,733	26,619
Amounts ceded to other companies	(160,270)	(171,667)
Net life insurance in-force	$131,050	$140,943

Prior to the Company’s acquisition of REALIC, reserve requirements for certain term policies with a ceding insurer were in dispute between the ceding insurer and Swiss Re.  Under the terms of the purchase agreement, Jackson was obligated to continue the negotiations.  In October 2013, all parties agreed on a resolution, which resulted in the ceding insurer recapturing a portion of the business that was ceded to the Company, resulting in additional income of $10.9 million.

9.      Reserves for Future Policy Benefits and Claims Payable and Other Contract Holder Funds

The following table sets forth the Company’s reserves for future policy benefits and claims payable balances as of December 31 (in thousands):

	2013	2012
Traditional life	$13,626,250	$13,299,494
Guarantee benefits	1,496,350	2,604,567
Claims payable	1,754,938	1,728,784
Other	270,512	345,403
Total	$17,148,050	$17,978,248

For traditional life insurance contracts, which include term and whole life, reserves are determined using the net level premium method and assumptions as of the issue date or acquisition date as to mortality, interest rates, persistency and expenses, plus provisions for adverse deviation.

The Company’s liability for future policy benefits also includes liabilities for guarantee benefits related to certain nontraditional long-duration life and annuity contracts, which are further discussed in Note 10.

The following table sets forth the Company’s liabilities for other contract holder funds balances as of December 31 (in thousands):

	2013	2012
Interest-sensitive life	$9,487,111	$9,705,271
Variable annuity fixed option	6,950,944	6,996,151
Fixed annuity	19,938,776	20,352,342
Fixed index annuity	12,678,535	11,507,614
GICs, funding agreements and FHLB advances	4,417,707	4,266,250
Total	$53,473,073	$52,827,628

For interest-sensitive life contracts, liabilities approximate the policyholder’s account value, plus the remaining balance of the fair value adjustment related to the REALIC acquired business, which is further discussed below.  The liability for fixed index annuities is based on two components, 1) the imputed value of the underlying guaranteed host contract, and 2) the fair value of the embedded option component of the contract.  For fixed annuities and other investment contracts, as detailed in the above table, the liability is the policyholder’s account value, plus the unamortized balance of the fair value adjustment related to the REALIC acquired business.  At December 31, 2013, the Company had interest sensitive life business with minimum guaranteed interest rates ranging from 2.5% to 6.0%, with a 4.65% average guaranteed rate and fixed interest rate annuities with minimum guaranteed rates ranging from 1.0% to 5.5% and a 2.48% average guaranteed rate.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Upon acquisition of REALIC, the Company recorded a fair value adjustment related to certain annuity and interest sensitive liability blocks of business to reflect the cost of the interest guarantees within the inforce liabilities, based on the difference between the guaranteed interest rate and an assumed new money guaranteed interest rate. This adjustment was recorded in reserves for future policy benefits and claims payable. This component of the acquired reserve is reassessed at the end of each period, taking into account changes in the inforce block. Any resulting change in the reserve is recorded as a change in reserve through the consolidated income statement.

At December 31, 2013 and 2012, approximately 88% of the Company’s fixed interest rate annuity account values correspond to crediting rates that are at the minimum guaranteed interest rates.  The following tables show the distribution of the fixed interest rate annuities’ account values within the presented ranges of minimum guaranteed interest rates at December 31 (in millions):

	2013
Minimum Guaranteed Interest	Account Value
Rate	Fixed	Fixed Index	Variable	Total
1.0%	$1,480.2	$1,108.7	$2,395.9	$4,984.8
>1.0% - 2.0%	2,666.1	7,922.6	3,202.4	13,791.1
>2.0% - 3.0%	9,364.1	3,647.2	1,352.6	14,363.9
>3.0% - 4.0%	1,927.0	-	-	1,927.0
>4.0% - 5.0%	2,418.2	-	-	2,418.2
>5.0% - 5.5%	326.5	-	-	326.5
Total	$18,182.1	$12,678.5	$6,950.9	$37,811.5

	2012
Minimum Guaranteed Interest	Account Value
Rate	Fixed	Fixed Index	Variable	Total
1.0%	$904.6	$1,118.1	$2,094.9	$4,117.6
>1.0% - 2.0%	3,113.1	6,926.3	3,522.1	13,561.5
>2.0% - 3.0%	9,758.5	3,463.2	1,379.2	14,600.9
>3.0% - 4.0%	2,008.2	-	-	2,008.2
>4.0% - 5.0%	2,467.6	-	-	2,467.6
>5.0% - 5.5%	340.3	-	-	340.3
Total	$18,592.3	$11,507.6	$6,996.2	$37,096.1

At December 31, 2013 and 2012, approximately 82% and 83%, respectively, of the Company’s interest sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates.  The following table shows the distribution of the interest sensitive life business account values within the presented ranges of minimum guaranteed interest rates at December 31 (in millions):

Minimum Guaranteed Interest	Account Value - Interest Sensitive Life
Rate	2013	2012
>2.0% - 3.0%	$301.0	$298.1
>3.0% - 4.0%	3,613.5	3,479.5
>4.0% - 5.0%	3,160.0	3,407.8
>5.0% - 6.0%	2,412.6	2,519.9
Total	$9,487.1	$9,705.3

The Company has established a European Medium Term Note program, with up to $5.8 billion in aggregate principal amount outstanding at any one time.  Jackson National Life Funding, LLC was formed as a special purpose vehicle solely for the purpose of issuing Medium Term Note instruments to institutional investors, the proceeds of which are deposited with Jackson and secured by the issuance of funding agreements.  Carrying values totaled $0.2 billion and $0.6 billion at December 31, 2013 and 2012, respectively.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The Company has established a $12.0 billion aggregate Global Medium Term Note program.  Jackson National Life Global Funding was formed as a statutory business trust, solely for the purpose of issuing Medium Term Note instruments to institutional investors, the proceeds of which are deposited with Jackson and secured by the issuance of funding agreements.  The carrying values at December 31, 2013 and 2012 totaled $0.6 billion and $0.8 billion, respectively.

Those Medium Term Note instruments issued in a foreign currency have been hedged for changes in exchange rates using cross-currency swaps.  The fair value of derivatives embedded in funding agreements, as well as unrealized foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements.

Trust instrument liabilities are adjusted to reflect the effects of foreign currency translation gains and losses using exchange rates as of the reporting date.  Foreign currency translation gains and losses are included in other investment losses.

Jackson and Squire Re are members of the FHLBI primarily for the purpose of participating in the bank’s mortgage-collateralized loan advance program with short-term and long-term funding facilities.  Advances are in the form of short-term or long-term notes or funding agreements issued to FHLBI.  At December 31, 2013 and 2012, the Company held $115.1 million of FHLBI capital stock, supporting $2.0 billion and $1.8 billion in funding agreements, short-term and long-term borrowing capacity in 2013 and 2012, respectively.

10.  Certain Nontraditional Long-Duration Contracts and Variable Annuity Guarantees

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities). The Company also issues variable annuity and life contracts through separate accounts where the Company contractually guarantees to the contract holder (variable contracts with guarantees) either a) return of no less than total deposits made to the contract adjusted for any partial withdrawals, b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return, or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (GMDB), annuitization (GMIB), at specified dates during the accumulation period (GMWB) or at the end of a specified period (GMAB).

The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for separate account liabilities.  Liabilities for guaranteed benefits are general account obligations and are reported in reserves for future policy benefits and claims payable.  Amounts assessed against the contract holders for mortality, administrative, and other services are reported in revenue as fee income.  Changes in liabilities for minimum guarantees are reported within death, other policy benefits and change in policy reserves within the consolidated income statement with the exception of changes in embedded derivatives, which are included in other investment losses.  Separate account net investment income, net investment realized and unrealized gains and losses, and the related liability changes are offset within the same line item in the consolidated income statements.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

At December 31, 2013 and 2012, the Company provided variable annuity contracts with guarantees, for which the net amount at risk (“NAR”) is the amount of guaranteed benefit in excess of current account value, as follows (dollars in millions):

					Average
					Period
				Weighted	until
December 31, 2013	Minimum	Account	Net Amount	Average	Expected
	Return	Value	at Risk	Attained Age	Annuitization
Return of net deposits plus a minimum return
GMDB	0-6%	$87,759.0	$2,067.8	64.7 years
GMWB - Premium only	0%	3,742.8	59.2
GMWB	0-5%*	9,327.7	76.5
GMAB - Premium only	0%	95.1	0.2
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		9,146.4	221.2	64.6 years
GMWB - Highest anniversary only		3,376.5	154.0
GMWB		1,187.4	103.5
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	5,833.0	360.1	66.9 years
GMIB	0-6%	2,720.0	524.5		2.4 years
GMWB	0-8%*	67,753.3	1,754.8

					Average
					Period
				Weighted	until
December 31, 2012	Minimum	Account	Net Amount	Average	Expected
	Return	Value	at Risk	Attained Age	Annuitization
Return of net deposits plus a minimum return
GMDB	0-6%	$66,587.5	$2,988.8	64.4 years
GMWB - Premium only	0%	3,597.7	147.5
GMWB	0-5%*	5,460.9	142.6
GMAB - Premium only	0%	86.2	0.8
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		7,401.8	527.4	64.0 years
GMWB - Highest anniversary only		3,055.3	398.1
GMWB		1,132.8	222.9
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	4,397.6	565.0	66.4 years
GMIB	0-6%	2,581.6	762.4		3.3 years
GMWB	0-8%*	50,662.2	3,117.2

* Ranges shown based on simple interest.  The upper limits of 5% or 8% simple interest are approximately equal to 4.1% and 6%, respectively, on a compound interest basis over a typical 10-year bonus period.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Amounts shown as GMWB above include a ‘not-for-life’ component up to the point at which the guaranteed withdrawal benefit is exhausted, after which benefits paid are considered to be ‘for-life’ benefits.  The liability related to this ‘not-for-life’ portion is valued as an embedded derivative, while the ‘for-life’ benefits are valued as an insurance liability (see below).  For this table, the net amount at risk of the ‘not-for-life’ component is the undiscounted excess of the guaranteed withdrawal benefit over the account value, and that of the ‘for-life’ component is the estimated value of additional life contingent benefits paid after the guaranteed withdrawal benefit is exhausted.

Account balances of contracts with guarantees were invested in variable separate accounts as follows (in millions):

	December 31,
Fund type:	2013	2012
Equity	$67,128.6	$46,662.5
Bond	16,633.6	16,958.4
Balanced	17,884.1	13,620.7
Money market	1,164.1	1,184.5
Total	$102,810.4	$78,426.1

GMDB liabilities reflected in the general account were as follows (in millions):

	2013	2012
Balance at January 1	$480.1	$466.6
Incurred guaranteed benefits	167.5	100.2
Paid guaranteed benefits	(68.5)	(86.7)
Balance at December 31	$579.1	$480.1

The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments.  The Company regularly evaluates estimates used and adjusts the liability balance through the income statement, within death, other policy benefits and change in policy reserves, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the GMDB liability at both December 31, 2013 and 2012 (except where otherwise noted):
1)	Use of a series of deterministic investment performance scenarios, based on historical average market volatility.
2)	Mean investment performance assumption of 7.4% (2012: 8.4%) after investment management fees, but before investment advisory fees and mortality and expense charges.
3)	Mortality equal to 63.0% to 100% of the Annuity 2000 table.
4)
Lapse rates varying by contract type, duration and degree the benefit is in-the-money and ranging from 0.5% to 40.0%, with an average of 4.0% during the surrender charge period and 9% thereafter in 2013 and 10% thereafter in 2012.

5)	Discount rates: 7.4% on 2013 issues, 8.4% on 2012 and prior issues; (2012: 8.4% all issue years).

Most GMWB reserves are considered to be derivatives under current accounting guidance and are recognized at fair value, with the change in fair value reported in net income.  The fair value of these liabilities is determined using stochastic modeling and inputs as further described in Note 6.  The fair valued GMWB had an asset value of $938.7 million at December 31, 2013 and was reported in other assets.   The fair valued GMWB had a reserve liability of $1,219.0 million at December 31, 2012, and was reported in reserves for future policy benefits and claims payable.

Jackson has also issued certain GMWB products that guarantee payments over a lifetime.  Reserves for the portion of these benefits after the point where the guaranteed withdrawal balance is exhausted are calculated similar to the GMDB liability with the sole exception that the reserve calculation uses a series of stochastic investment performance scenarios.  At December 31, 2013 and 2012, these GMWB reserves totaled $9.7 million and $21.2 million, respectively, and were reported in reserves for future policy benefits and claims payable.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

GMAB benefits were offered on some variable annuity plans.  However, the Company no longer offers these benefits.  At December 31, 2013 and 2012, the asset value was $0.5 million and the reserve liability was $2.0 million, respectively.

The direct GMIB liability is determined at each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments.  The Company regularly evaluates estimates used and adjusts the liability balance through the income statement within death, other policy benefits and change in policy reserves, if actual experience or other evidence suggests that earlier assumptions should be revised.  The assumptions used for calculating the direct GMIB liability at December 31, 2013 and 2012 are consistent with those used for calculating the GMDB liability.  At December 31, 2013 and 2012, GMIB reserves before reinsurance totaled $20.7 million and $16.3 million, respectively.

Other Liabilities – Insurance and Annuitization Benefits
The Company has established additional reserves for life insurance business for universal life (“UL”) plans with secondary guarantees, interest-sensitive life (“ISWL”) plans that exhibit “profits followed by loss” patterns and account balance adjustments to tabular guaranteed cash values on one interest-sensitive life plan.  The Company also has a small closed block of two-tier annuities, where different crediting rates are used for annuitization and surrender benefit calculations.  A liability is established to cover future annuitization benefits in excess of surrender values.  The total liability for this block is the surrender value, plus the annuitization reserve.

Liabilities for these benefits have been established according to the methodologies described below:

	December 31, 2013			December 31, 2012
Benefit Type	Liability (in millions)	Net Amount at Risk (in millions)	Weighted Average Attained Age	Liability (in millions)	Net Amount at Risk (in millions)	Weighted Average Attained Age
UL insurance benefit *	$793.3	$29,865.8	58.8 years	$785.6	$31,610.5	58.1 years
Two-tier annuitization	2.9	23.6	65.5 years	3.5	26.8	65.2 years
ISWL account balance adjustment	90.8	n/a	n/a	78.9	n/a	n/a

* Amounts for the UL benefits are for the total of the plans containing any policies having projected non-zero excess benefits, and thus may include some policies with zero projected excess benefits.

The following assumptions and methodology were used to determine the UL insurance benefit liability at December 31, 2013 and 2012:
1)	Use of a series of deterministic premium persistency scenarios.
2)	Other experience assumptions similar to those used in amortization of deferred acquisition costs.
3)	Discount rates equal to the credited interest rates, approximately 4.0% to 5.5% projected.

The following assumptions and methodology were used to determine the two-tier annuitization benefit liability at December 31, 2013 and 2012:
1)	Use of a series of deterministic scenarios, varying by surrender rate and annuitization rate.
2)	Other experience assumptions similar to those used in amortization of deferred acquisition costs.
3)	Discount rates are equal to credited interest rates, approximately 3.0% to 4.0%.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

11.  Debt

The aggregate carrying value of borrowings was as follows (in thousands):

	2013	2012
Surplus notes	$249,401	$249,377
Mortgage loans	30,088	30,397
VIE related borrowings	-	2,500
FHLBI mortgage loan	5,000	10,000
Total	$284,489	$292,274

Due in less than 1 year	$5,000
Due in more than 1 to 5 years	30,088
Due after 5 years	249,401
Total	$284,489

Surplus notes
On March 15, 1997, the Company issued 8.15% surplus notes in the principal amount of $250.0 million due March 15, 2027.  These surplus notes were issued pursuant to Rule 144A under the Securities Act of 1933, and are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims and may not be redeemed at the option of the Company or any holder prior to maturity.

Under Michigan Insurance Law, for statutory reporting purposes, the surplus notes are not part of the legal liabilities of the Company and are considered surplus funds.  Payments of interest or principal may only be made with the prior approval of the commissioner of insurance of the state of Michigan and only out of surplus earnings which the commissioner determines to be available for such payments under Michigan Insurance Law.  Interest is payable semi-annually on March 15th and September 15th of each year.  Interest expense on the notes was $20.4 million in 2013, 2012, and 2011.

Mortgage loans
At December 31, 2013 and 2012, certain consolidated real estate VIEs had outstanding mortgage loans with a weighted average interest rate of 4.4%, with maturities through 2016.  Interest expense totaled $1.3 million, $1.4 million, and $1.4 million in 2013, 2012, and 2011, respectively.

VIE related borrowings
Certain of the Company’s VIEs have “equity” classes issued in the form of non-investment grade debt.  Accordingly, these equity classes are classified as notes payable rather than minority interest in the consolidated balance sheets.  These notes accrue contingent interest expense in addition to the stated coupon.  The outstanding notes were paid off in conjunction with the termination of the VIE in August 2013.  The outstanding principal amount accrued interest at a weighted average interest rate of 5.7% prior to termination in 2013 and 5.3% at December 31, 2012.  Interest expense on the notes in 2013, 2012, and 2011 totaled $0.1 million, $0.1 million, and $0.2 million, respectively.

Federal Home Loan Bank Mortgage Loan
In 2010, the Company received a mortgage loan from the FHLBI, under its community investment program.  The loan accrues interest at 1.04% and the outstanding balance was $5.0 million and $10.0 million at December 31, 2013 and 2012, respectively.  Interest expense totaled $57 thousand, $0.1 million, and $0.2 million during 2013, 2012, and 2011, respectively.  At December 31, 2013, the mortgage loan was collateralized by real estate with a carrying value of $20.0 million.

12.  Federal Home Loan Bank Advances

The Company entered into a short-term advance program with the FHLBI in which interest rates were either fixed or variable based on the FHLBI cost of funds or market rates.  Advances of $200.0 million were outstanding at December 31, 2013 and were recorded in other liabilities.  There were no advances outstanding at December 31, 2012.  The Company paid interest of $0.1 million and $0.3 million on such advances in 2013 and 2012, respectively.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The Company drew an advance in December 2011, and paid no interest during 2011. At December 31, 2013, advances were collateralized by mortgage-related securities with a value of $215.6 million.

13.  Income Taxes

The components of the provision for federal, state and local income taxes were as follows (in thousands):

	Years Ended December 31,
	2013	2012	2011
Current tax (benefit) expense	$(110,081)	$302,110	$58,481
Deferred tax expense	277,078	53,323	153,591
Federal income tax expense	$166,997	$355,433	$212,072

The federal income tax provisions differ from the amounts determined by multiplying pre-tax income attributable to Jackson by the statutory federal income tax rate of 35% for 2013, 2012 and 2011 as follows (in thousands):

	Years Ended December 31,
	2013	2012	2011
Income taxes at statutory rate	$324,491	$452,615	$276,431
Dividends received deduction	(136,844)	(107,412)	(59,136)
Other	(20,650)	10,230	(5,223)
Federal income tax expense	$166,997	$355,433	$212,072

Effective tax rate	18.0%	27.5%	26.9%

Federal income tax refunded in 2013 was $241.9 million, and federal income taxes paid in 2012 and 2011 were $241.2 million and $170.0 million, respectively.

The tax effects of significant temporary differences that gave rise to deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2013	2012
Gross deferred tax asset
Difference between financial reporting and the tax basis of:
Policy reserves and other insurance items	$2,807,663	$3,120,346
Other-than-temporary impairments and other investment items	107,736	76,647
Deferred compensation	62,302	48,067
Net operating loss carryforward	89,696	53,803
Other, net	28,847	74,173
Total gross deferred tax asset	3,096,244	3,373,036

Gross deferred tax liability
Difference between financial reporting and the tax basis of:
Deferred acquisition costs and sales inducements	(2,034,230)	(1,465,119)
Other investment items	-	(315,416)
Net unrealized gains on available for sale securities	(925,387)	(2,063,272)
Other, net	(26,234)	(20,799)
Total gross deferred tax liability	(2,985,851)	(3,864,606)

Net deferred tax asset (liability)	$110,393	$(491,570)

The Company is required to evaluate the recoverability of its deferred tax assets and establish a valuation allowance, if necessary, to reduce its deferred tax asset to an amount that is more likely than not to be realizable.  Considerable

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

judgment and the use of estimates are required when determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance.  When evaluating the need for a valuation allowance, the Company considers many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.  Although realization is not assured, management believes as of December 31, 2013, it is more likely than not that the deferred tax assets, will be realized.  At December 31, 2013 and 2012, the Company did not have a valuation allowance.

At December 31, 2013, the Company had a federal tax ordinary loss carryforward of $256.3 million which begins to expire in 2026, that was attributable to the Company’s acquisition of REALIC.  Section 382 of the Internal Revenue Code imposes limitations on the utilization of net operating loss carryforwards.  The Section 382 limitation is an annual limitation on the amount of pre-acquisition NOLs that a corporation may use to offset post-acquisition income. Section 382 further limits certain unrealized built-in losses at the time of acquisition. The annual limitation is approximately $21.0 million.

In 2007, the Internal Revenue Service (“IRS”) issued Revenue Ruling 2007-54 that would have changed accepted industry and IRS interpretations of the statutes governing the computation of the Dividends Received Deduction (“DRD”) on separate account assets held in connection with variable annuity and life contracts, but that ruling was suspended by Revenue Ruling 2007-61.  Revenue Ruling 2007-61 also announced the Treasury Department’s and the IRS’s intention to issue regulations with respect to certain computational aspects of the DRD on separate account assets held in connection with variable contracts.  In February 2014, the IRS issued Revenue Ruling 2014-7, which merely republishes the first noncontroversial holding of Revenue 2007-54 regarding the amount of life insurance reserves taken into account for tax purposes for a variable annuity when some or all of the reserves are part of the Company’s separate account reserves.  The new revenue ruling modifies and supersedes Revenue Ruling 2007-54, which effectively revokes the second controversial holding of Revenue Ruling 2007-54 that had a negative impact on DRD computations.  The new ruling also states that Revenue Ruling 2007-61 is obsolete.  This administrative action does not foreclose future regulations on the computation of the Company’s share of the DRD.  However, it is likely that any regulations that the IRS proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations.  Although regulations that represent a substantial change in an interpretation of the law are generally given a prospective effective date, there is no assurance that the change will not be retrospectively applied.  As a result, depending on the ultimate timing and substance of any such regulations, which are unknown at this time, such future regulations could result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.  In January 2010, Jackson received a formal Notice of Assessment from the IRS disallowing the separate account DRD for 2003, 2005 and 2006.  Jackson did not agree with the assessment and filed a protest with the Appellate Division of the IRS.  In February 2013, the IRS fully conceded the separate account DRD issue in favor of the Company after obtaining approval from the Joint Committee on Taxation.

In February 2012, Brooke Life received a Notice of Proposed Adjustment from the IRS, regarding an assessment related to its tax treatment of interest expense on intercompany debt in 2007 and 2008.  Due to the intercompany tax sharing agreement, the effect of an adjustment, if any, would impact Jackson’s total stockholder’s equity.  The total aggregate exposure to the Company’s stockholder’s equity is approximately $204.0 million.  Brooke Life did not agree with the assessment, believed its current position was sustainable and filed a protest with the Appellate Division of the IRS.  In February 2013, the IRS fully conceded the debt/equity issue for years under examination in favor of the Company, subject to approval by the Joint Committee on Taxation.

During 2011, Jackson established a reserve for an unrecognized tax benefit as required for income tax uncertainties.  The reserve was reduced in 2012 due to the issuance of new IRS guidance, and no such reserve existed for the years ended December 31, 2013 and 2012.

The Company has considered both permanent and temporary positions in determining the unrecognized tax benefit rollforward.  The total amount of unrecognized benefits represent tax positions for which there is uncertainty about the timing of certain deductions.  The timing of such deductions would not affect the annual effective tax rate, excluding the impact of interest and penalties.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

Interest totaling $10.4 million related to these unrecognized tax benefits has been included in income tax expense in the consolidated income statement for 2011.  The Company has not recorded any amounts for penalties related to unrecognized tax benefits during 2013, 2012, or 2011.

Based on information available as of December 31, 2013, the Company believes that, in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease.

14.  Commitments, Contingencies, and Guarantees

The Company and its subsidiaries are involved in litigation arising in the ordinary course of business.  It is the opinion of management that the ultimate disposition of such litigation will not have a material adverse affect on the Company’s financial condition.  Jackson has been named in civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers including a modal premium case and allegations of misconduct in the sale of insurance products.  The Company accrues for legal contingencies once the contingency is deemed to be probable and reasonably estimable.  At December 31, 2013 and 2012, Jackson recorded accruals totaling $18.4 million and $32.9 million, respectively.

State guaranty funds provide payments for policyholders of insolvent life insurance companies.  These guaranty funds are financed by assessing solvent insurance companies based on location, volume and types of business. The Company estimated its reserve for future state guaranty fund assessments based on data received from the National Organization of Life and Health Insurance Guaranty Associations.  Based on data received, the Company’s reserve for future state guaranty fund assessments was $21.7 million and $43.1 million at the end of 2013 and 2012, respectively.  Related premium tax offsets were $9.1 million and $19.7 million at December 31, 2013 and 2012, respectively.  While Jackson cannot predict the amount and timing of any future assessments, the Company believes the reserve is adequate for all anticipated payments for known insolvencies.

At December 31, 2013, the Company had unfunded commitments related to its investments in limited partnerships and limited liability companies totaling $493.1 million.  At December 31, 2013, unfunded fixed-rate commercial mortgage loan commitments totaled $218.2 million.

The Company has received regulatory inquiries on an industry-wide matter relating to claims settlement practices and compliance with unclaimed property laws.  Concurrently, some regulators and state legislatures have required life insurance companies to take additional steps to identify unreported deceased policy and contract holders.  Additionally, certain states are contracting with independent firms to perform specific unclaimed property audits or targeted market conduct examinations covering claims settlement practices and procedures for escheating unclaimed property.  Any regulatory audits, related examination activity and internal reviews may result in additional payments to beneficiaries, escheatment of funds deemed abandoned under state laws, administrative penalties and changes in the Company’s procedures for the identification of unreported claims and handling of escheatable property.

Jackson continually reviews its entire policy master file compared to vendors’ databases of known deaths.  At December 31, 2013 and 2012, Jackson accrued $21.1 million and $28.0 million, respectively, for estimated remaining claims that have not yet been positively identified and any potential regulatory assessments.

The Company has two separate service agreements with third party administrators to provide policyholder administrative services.  These agreements, subject to certain termination provisions, have ten-year periods and expire in 2019 and 2020.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The Company leases office space, land and equipment under several operating leases that expire at various dates through 2051.  Certain leases include escalating lease rates, lease abatements and other incentives and, as a result, at December 31, 2013, Jackson recorded a liability of $9.9 million for future lease payments.  Lease expense was $30.7 million, $28.1 million, and $25.2 million in 2013, 2012, and 2011, respectively.  At December 31, 2013, future minimum payments under these noncancellable operating leases were as follows (in thousands):

2014	$19,028
2015	17,717
2016	14,924
2017	8,606
2018	7,307
Thereafter	20,602
Total	$88,184

15.   Share-Based Compensation

Certain officers participate in various share award plans relating to Prudential shares and/or American Depositary Receipts (“ADR’s”) that are tradable on the New York Stock Exchange and are described below.

The Group Performance Share Plan (“GPSP”) is a Prudential incentive plan in which all executive directors of Prudential and other senior executives can participate.  Awards are granted in the form of a nil cost option with a vesting period of three years.  The performance measure for the awards is that Prudential’s Total Shareholder Return (“TSR”) outperforms an index comprised of peer companies over a three-year period.  Vesting of the awards between each performance period is on a straight line sliding scale basis ranging from 0% (less than the peer index TSR return) to 100% (more than 120% of the peer index TSR return).  Participants are entitled to the value of reinvested dividends that would have accrued on the shares that vest.

The Business Unit Performance Plan (“BUPP”) is a Prudential incentive plan created to provide a common framework under which awards would be made to Chief Executive Officers (“CEO”) of Prudential’s business units.  Awards under this nil cost plan for Jackson’s CEO are based on compound annual growth in Jackson Shareholder Capital Value on a European Embedded Value (“EEV”) basis with performance measured over three years.   Awards granted in 2009 and later are settled in ADR’s after vesting.  Participants are entitled to receive the value of reinvested dividends over the performance period for those shares/ADR’s that vest.  The compound annual growth parameters for the awards are based on factors relevant to the U.S. business and vesting between each performance point is on a straight line sliding scale basis ranging from 0% (less than 8% growth) to 100% (more than 12% growth).

In 2011, the Company granted one-off type retention awards to certain key senior executives within Jackson.  These awards were subject to the prior approval of the Jackson Remuneration Committee and are nil cost options with a contingent right to receive Prudential ADR’s.  The awards are contingent upon continued employment of the recipient through the award vesting date.  There are no performance measurements with these awards.

The Company classifies all of the above plans as equity settled plans and, therefore, reflects the net reserve related to the compensation expense and the value of the shares distributed under this plan within the statement of equity.  At December 31, 2013 and 2012, the Company had $18.4 million and $12.9 million, respectively, reserved for future payments under these plans.

The Company also has a performance-related share award plan which, subject to the prior approval of the Jackson Remuneration Committee, may grant share awards to eligible employees in the form of a contingent right to receive Prudential ADR’s, or a conditional allocation of Prudential ADR’s.  These share awards are based on the compound annual EEV imputed growth in shareholder value of the U.S. business, have vesting periods of four years and are at nil cost to the employee.  Share awards vest between 0% (less than 8% growth) and 150% (more than 17.5% growth) of the grant amounts dependent on the compound annual growth rate attained over the performance period.  Award holders do not have any right to dividends or voting rights attached to the ADR’s granted during the performance

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

period.  In 2013, this plan was replaced by the Prudential Long-Term Incentive Plan (“PLTIP”) as further described below.

The PLTIP is a Prudential incentive plan, implemented in 2013, in which the Company may grant share awards to eligible employees in the form of a contingent right to receive Prudential ADR’s, or a conditional allocation of Prudential ADR’s, subject to the prior approval of the Jackson Remuneration Committee.  These share awards vest based on the achievement of planned IFRS pretax operating income for the U.S. business, have vesting periods of three years and are at nil cost to the employee.  Share awards vest between 0% (less than 90% of plan) and 100% (more than 110% of plan) of the grant amounts dependent on IFRS pretax operating income attained over the performance period.  Award holders do not have any right to dividends or voting rights attached to the ADR’s granted during the performance period.  Upon vesting, a number of ADRs equivalent to the value of dividends that otherwise would have been received over the performance period are added to vested awards.

The Company classifies these plans as liability settled plans and, therefore, reflects the accrued compensation expense and the value of the shares distributed under the plans within other liabilities.  At December 31, 2013 and 2012, the Company had $31.3 million and $23.9 million, respectively, accrued for future payments under these plans.

The Company either acquires shares/ADR’s or reimburses Prudential for the costs of any shares/ADR’s that were distributed to participants in the above plans, or may be distributed in the future.   The shares/ADR’s acquired for all the share-award plans are held at cost in a trust account for future distributions.  The Company reflects the costs of shares/ADR’s held within the consolidated statement of equity as shares held in trust.  At December 31, 2013 and 2012, the Company had $22.8 million and $25.1 million of shares/ADR’s held at cost in the trust, respectively.

The Company recognizes share-based compensation expense associated with the equity settled plans based on the grant-date award fair value as determined using either the Black-Scholes model or the Monte Carlo model ratably over the requisite service period of each individual grant, which generally equals the vesting period.   For the liability settled share award plans, compensation expense is recognized based on the change in fair value of the award at the end of each reporting period due to the plans’ cash settlement alternatives.

Total expense related to these share-based performance related compensation plans was as follows (in millions):

	For the Years Ended December 31,
	2013	2012	2011
Group Performance Share Plan	$4.9	$8.0	$2.3
Business Unit Performance Plan	5.0	7.2	3.7
Retention Share Plan	3.2	2.0	1.5
Jackson performance plan	16.8	15.8	4.3
Prudential LTIP plan	10.0	-	-
Total compensation expense related to incentive plans	$39.9	$33.0	$11.8

Income tax benefit	$14.0	$11.5	$4.1

The total unrecognized compensation expense related to all share-based plans at December 31, 2013 was $50.6 million with a weighted average remaining period of 2.18 years.

At December 31, 2013, there were no new grants under the GPSP, BUPP, retention or performance plans.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

The weighted average share/ADR fair values of share-based awards granted by plan during 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Weighted Average Fair Value:
Group Performance Share Plan	$-	$12.11	$12.84
Business Unit Performance Plan	$-	$20.89	$21.89
Jackson performance plan	$-	$24.24	$23.27
Prudential LTIP plan	$32.55	$-	$-

The weighted average fair value for the Company’s performance awards represents the average Prudential ADR price for the thirty days following Prudential’s unaudited annual earnings release date.  The fair value amounts relating to the equity settled plans were determined using either the Black-Scholes or Monte Carlo option-pricing models.   These models are used to calculate fair values for options and awards at the grant date based on the quoted market price of the stock at the measurement date, the dividend yield, expected volatility, risk-free interest rates and expected term.   The following assumptions were used in 2012 and 2011 in determining the GPSP fair value:

	2012		2011
Dividend yield	3.63%		3.33%
Expected volatility	32.80%		28.80%
Risk-free interest rate	0.30%		1.33%
Expected life	3 year	s	3 year	s
Weighted average share price	$12.1	1	$12.8	4

The expected volatility is measured as the standard deviation of expected share price returns based on statistical analysis of daily share prices over a period up to the grant date equal to the expected life of the options.  Risk-free interest rates are United Kingdom gilt rates with projections for three-year terms to match corresponding vesting periods.  Dividend yield is determined as the average yield over the year of the grant and expected dividends are not incorporated into the measurement of fair value.  For the GPSP, volatility and correlation between Prudential and an index constructed from a simple average of the Total Shareholder Return growth of ten companies is required.  Changes to the subjective input assumptions could materially affect the fair value estimate.  At December 31, 2013 and 2012, there were no outstanding non-vested Prudential shares granted.

Outstanding non-vested Prudential ADR’s granted were as follows:

	GPSP		BUPP		Performance Award Plan		Prudential LTIP plan
	ADR’s	Weighted Average Grant Date Fair Value	ADR’s	Weighted Average Grant Date Fair Value	ADR’s	Weighted Average Grant Date Fair Value	ADR’s	Weighted Average Grant Date Fair Value
At December 31, 2011	484,283	$10.10	484,283	$16.25	985,359	$16.51	-	$-
Granted	99,628	12.11	99,628	20.89	162,121	24.24	-	-
Exercised	234,238	10.08	219,598	14.35	220,710	22.73	-	-
Lapsed/Forfeited	-	-	14,640	14.35	77,753	18.49	-	-
At December 31, 2012	349,673	10.68	349,673	18.83	849,017	16.19	-	-

Granted	-	-	-	-	-	-	1,395,667	32.55
Exercised	100,813	8.33	100,813	15.48	346,957	10.31	-	-
Lapsed/Forfeited	50,408	8.33	50,408	15.48	25,036	21.19	19,444	32.14
At December 31, 2013	198,452	$12.47	198,452	$21.39	477,024	$20.21	1,376,223	$32.56

At December 31, 2013, there were 232,170 non-vested Prudential ADR grants related to the one-off retention award plan, with a weighted average grant date price of $19.42.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

16.   Statutory Accounting Capital and Surplus

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile.  Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred and establishing future policy benefit liabilities using different actuarial assumptions, as well as valuing investments and certain assets and accounting for deferred income taxes on a different basis.

Under Michigan Insurance Law, while Jackson must provide notification to the Michigan commissioner of insurance prior to payment of any dividend, ordinary dividends on capital stock may only be distributed out of earned surplus, excluding any unrealized capital gains and the effect of permitted practices (referred to as adjusted earned surplus).  At December 31, 2013, the adjusted earned surplus of the Company was $855.6 million.  Ordinary dividends are also limited to the greater of 10% of statutory surplus as of the preceding year-end, excluding any increase arising from the application of permitted practices, or the statutory net income, excluding any net realized investment gains, for the twelve month period ended on the preceding December 31.  The commissioner may approve payment of dividends in excess of these amounts, which would be deemed an extraordinary dividend.  The maximum amount that would qualify as an ordinary dividend, which would consequently be free from restriction and available for payment of dividends to Brooke Life in 2014, is estimated to be $723.5 million, subject to the availability of adjusted earned surplus as of the dividend date.

The Company received capital contributions from its parent of $35.1 million, $36.0 million, and $19.4 million in 2013, 2012, and 2011, respectively, from Brooke Life’s forgiveness of intercompany tax liabilities.  Dividend payments from the Company to its parent were $507.0 million, $400.0 million, and $530.0 million in 2013, 2012, and 2011, respectively.

Statutory capital and surplus of the Company, as reported in its Annual Statement, was $4.4 billion and $4.3 billion at December 31, 2013 and 2012, respectively.  Statutory net income (loss) of the Company, as reported in its Annual Statement, was $741.3 million, $847.2 million, and $(453.2) million in 2013, 2012, and 2011, respectively.

The commissioner has granted Jackson a permitted practice that allows Jackson to carry interest rate swaps at book value, as if the requirements for statutory hedge accounting were in place, instead of at fair value as would have been otherwise required.  Jackson is required to demonstrate the effectiveness of its interest rate swap program pursuant to the Michigan Insurance Code.  This permitted practice expires on October 1, 2014.  At December 31, 2013 and 2012, the effect of the permitted practice increased (decreased) statutory surplus by $1.2 million and $(580.5) million, net of tax, respectively.  The permitted practice had no impact on statutory net income.

Under Michigan Insurance Law, VOBA is reported as an admitted asset if certain criteria are met. In relation to the acquisition of REALIC and pursuant to Michigan Insurance Law, the Company reported $425.8 million and $470.1 million of statutory basis VOBA at December 31, 2013 and 2012, respectively, which is fully admissible.  Accordingly, the acquisition had no impact on the Company’s statutory basis capital and surplus.

The NAIC has developed certain risk-based capital (“RBC”) requirements for life insurance companies.  Under those requirements, compliance is determined by a ratio of a company’s total adjusted capital, calculated in a manner prescribed by the NAIC (“TAC”) to its authorized control level RBC, calculated in a manner prescribed by the NAIC (“ACL RBC”).  Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC (“Company action level RBC”).    At December 31, 2013, the Company’s TAC was more than 400% of the Company action level RBC.

In addition, on the basis of statutory financial statements that insurers file with the state insurance regulators, the NAIC annually calculates twelve financial ratios to assist state regulators in monitoring the financial condition of insurance companies.  A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments.  In 2013 and 2012, there were no significant exceptions with any ratios.

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

17.	Other Related Party Transactions

The Company’s investment portfolio is managed by PPM America, Inc. (“PPMA”), a registered investment advisor, and PPM Finance, Inc. (collectively, “PPM”).  PPM is ultimately a wholly owned subsidiary of Prudential.  The Company paid $45.7 million, $38.7 million, and $36.6 million to PPM for investment advisory services during 2013, 2012, and 2011, respectively.

National Planning Holdings, Inc. (“NPH”), Jackson’s affiliated broker-dealer network, distributes products issued by Jackson and receives commissions and fees from Jackson.  Commissions and fees paid by Jackson to NPH during 2013, 2012, and 2011 totaled $102.1 million, $99.6 million, and $94.7 million, respectively.

Jackson has entered into shared services administrative agreements with both NPH and PPMA.  Under the shared services administrative agreements, Jackson charged $7.1 million, $7.3 million, and $8.5 million of certain management and corporate services costs to these affiliates in 2013, 2012, and 2011, respectively.

Jackson provides a $40.0 million revolving credit facility to Nicole Finance, Inc., an upstream holding company.  The loan, executed in 2011, is unsecured, matures in December 2016, accrues interest at 1.27% per annum and has a commitment fee of 0.10% per annum.  There was $9.5 million and $26.0 million outstanding at December 31, 2013 and 2012, respectively.  The highest outstanding loan balance during 2013 and 2012 was $26.0 million.  During 2013, 2012, and 2011, interest and commitment fees totaled $0.2 million, $0.2 million, and $9 thousand, respectively.

Jackson provides a $40.0 million revolving credit facility to PPMA.  The loan is unsecured, matures in September 2018, accrues interest at LIBOR plus 2% per annum and has a commitment fee of 0.25% per annum.  There was no balance outstanding at December 31, 2013 or 2012.  The highest outstanding loan balance during 2013 and 2012 was nil and $1.0 million, respectively.  During 2013, 2012, and 2011, interest and commitment fees totaled $0.1 million, $0.1 million, and $0.1 million, respectively.

Jackson provides a $20.0 million revolving credit facility to Brooke Holdings, LLC, an upstream holding company.  The loan is unsecured, matures in June 2014, accrues interest at LIBOR plus 2% per annum and has a commitment fee of 0.25% per annum.  There was no outstanding balance at December 31, 2013 and 2012.  The highest outstanding loan balance during 2013 and 2012 was nil  and $7.0 million, respectively.  Interest and commitment fees totaled $0.1 million, $0.1 million, and $0.2 million during 2013, 2012, and 2011, respectively.

Jackson provides, through its PGDS subsidiary, information technology services to certain Prudential affiliates.  Jackson recognized $20.2 million, $21.6 million, and $21.1 million of revenue associated with these services during 2013, 2012, and 2011, respectively.  This revenue is included in other income in the accompanying consolidated income statement.  This revenue is substantially equal to the costs incurred by PGDS to provide the services, which are reported in general and administrative expenses in the consolidated income statements.

18.	Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees and certain affiliates.  To be eligible to participate in the Company’s contribution, an employee must have attained the age of 21, completed at least 1,000 hours of service in a 12-month period and passed their 12-month employment anniversary.  In addition, the employee must be employed on the applicable January 1 or July 1 entry date.  The Company’s annual contributions, as declared by the board of directors, are based on a percentage of eligible compensation paid to participating employees during the year.  In addition, the Company matches a participant’s elective contribution, up to 6 percent of eligible compensation, to the plan during the year.  The Company’s expense related to this plan was $25.4 million, $20.9 million, and $18.0 million in 2013, 2012, and 2011, respectively.

The Company maintains non-qualified voluntary deferred compensation plans for certain agents and employees.  At December 31, 2013 and 2012, the liability for such plans totaled $186.6 million and $130.9 million, respectively, and is reported in other liabilities.  Jackson invests in selected mutual funds in amounts similar to participant elections as a hedge against significant movement in the payout liability.  The Company’s expense related to these plans, including a match of elective deferrals for the agents’ deferred compensation plan, was $56.4 million, $25.5 million,

Jackson National Life Insurance Company and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2013 and 2012

and $3.6 million in 2013, 2012, and 2011, respectively.  Investment income (loss) from the mutual funds totaled $40.7 million, $18.9 million, and $(3.7) million in 2013, 2012, and 2011, respectively.

With the acquisition of SRLC, Jackson acquired liabilities related to certain benefit plans which included the Southwestern Life Holdings, Inc. Retiree Benefit Plan, the American Merchants Life Insurance Co. Retiree Benefit Plan, the PennCorp Financial Group, Inc. Retirement and Savings Plan, and the GMAC/Integon obligation.  The net liability for these acquired benefit plans was $6.1 million and $8.7 million at December 31, 2013 and 2012, respectively.

19.  Operating Costs and Other Expenses

The following table is a summary of the Company’s operating costs and other expenses (in thousands):

	For the Years Ended December 31,
	2013	2012	2011
Commission expenses	$1,752,884	$1,646,678	$1,422,681
General and administrative expenses	804,851	709,690	586,130
Deferral of policy acquisition costs	(1,077,016)	(1,105,124)	(1,002,864)
Total operating costs and other expenses	$1,480,719	$1,251,244	$1,005,947

20.  Reclassifications Out of Accumulated Other Comprehensive Income

The following table represents changes in the balance of AOCI, net of income tax, related to unrealized investment gains (losses) (in thousands):

December 31,
2013
Balance, beginning of year	$2,107,631
OCI before reclassifications	(1,502,596)
Amounts reclassified from AOCI	(81,170)
Less: Comprehensive loss attributable
to noncontrolling interest	3,082
Balance, end of year	$526,947

The following table represents amounts reclassified out of AOCI (in thousands):

AOCI Components	Amounts Reclassified from AOCI	Affected Line Item in the Consolidated Income Statement
	December 31,
	2013
Net unrealized investment loss:
Net realized loss on investments	$(123,157)	Other net investment losses
OTTI	(1,721)	Total other-than-temporary impairments
Net unrealized loss before income taxes	(124,878)
Income tax benefit	43,708
Reclassifications, net of income taxes	$(81,170)

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements:

(1) Financial statements and schedules included in Part A:

Not Applicable.

(2) Financial statements and schedules included in Part B:

Jackson National Separate Account - I:

Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities as of December 31, 2013
Statements of Operations for the period ended December 31, 2013
Statements of Changes in Net Assets for the periods ended December 31, 2013 and 2012
Notes to Financial Statements

Jackson National Life Insurance Company:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2013 and 2012
Consolidated Income Statements for the years ended December 31, 2013, 2012, and 2011
Consolidated Statements of Stockholder's Equity and Comprehensive Income for the years ended
December 31, 2013, 2012, and 2011
Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012, and 2011
Notes to Consolidated Financial Statements

(b) Exhibits

Exhibit              Description
No.

1.
Resolution of Depositor's Board of Directors authorizing the establishment of the Registrant, incorporated herein by reference to the Registrant's Post-Effective Amendment No. 9 filed on April 21, 1999 (File Nos. 033-82080 and 811-08664).

2.	Not Applicable.

3.

a.
Amended and Restated General Distributor Agreement dated June 1, 2006, incorporated herein by reference to the Registrant's Registration Statement filed on August 10, 2006 (File Nos. 333-136472 and 811-08664).

b.
Selling Agreement between Jackson National Life Insurance Company and Jackson National Life Distributors, LLC (V2565 08/12), incorporated herein by reference to Registrant’s Post-Effective Amendment No. 4, filed on April 23, 2013 (File Nos. 333-183048 and 811-08664).

4.

a.
Form of Individual Deferred Variable and Fixed Annuity Contract, incorporated herein by reference to Registrant’s Registration Statement, filed on December 20, 2013 (File Nos. 333-192971 and 811-08664).

b.	Form of Individual Deferred Variable Annuity Contract, incorporated herein by reference to Registrant’s Registration Statement, filed on December 20, 2013 (File Nos. 333-192971 and 811-08664).

c.	Form of Section 403(b) Tax Sheltered Annuity Endorsement, incorporated herein by reference to the Registrant's Registration Statement filed on August 19, 2004 (File Nos. 333-118368 and 811-08664).

d.	Form of Retirement Plan Endorsement, incorporated herein by reference to the Registrant's Registration Statement filed on August 19, 2004 (File Nos. 333-118368 and 811-08664).

e.	Form of Charitable Remainder Trust Endorsement, incorporated herein by reference to the Registrant's Pre-Effective Amendment filed on December 23, 2004 (File Nos. 333-118368 and 811-08664).

f.
Form of the Reduced Administration Charge Endorsement (7536 09/09), incorporated herein by reference to the Registrant’s Post-Effective Amendment No. 71, filed on September 24, 2009 (File Nos. 333-70472 and 811-08664).

g.
Form of Individual Retirement Annuity Endorsement (ICC13 7715), incorporated herein by reference to Registrant’s Registration Statement, filed on December 20, 2013 (File Nos. 333-192971 and 811-08664).

h.
Form of Roth Individual Retirement Annuity Endorsement (ICC13 7716), incorporated herein by reference to Registrant’s Registration Statement, filed on December 20, 2013 (File Nos. 333-192971 and 811-08664).

5.

a.
Form of the Elite Access Brokerage Edition Individual Variable and Fixed Annuity Application (V7873 04/14), incorporated herein by reference to Registrant’s Registration Statement, filed on December 20, 2013 (File Nos. 333-192971 and 811-08664).

b.	Form of the Elite Access Brokerage Edition Individual Variable and Fixed Annuity Application (V7873 04/14), attached hereto.

6.

a.	Articles of Incorporation of Depositor, incorporated herein by reference to the Registrant's Post-Effective Amendment No. 3 filed on April 30, 1996 (File Nos. 033-82080 and 811-08664).

b.	By-laws of Depositor, incorporated herein by reference to the Registrant's Post-Effective Amendment No. 3 filed on April 30, 1996 (File Nos. 033-82080 and 811-08664).

c.	Amended By-laws of Jackson National Life Insurance Company, incorporated herein by reference to the Registration Statement, filed on December 31, 2012 (File Nos. 333-185768 and 811-04405).

7.	Not Applicable.

8.
Amended and Restated Administrative Services Agreement between Jackson National Asset Management, LLC and Jackson National Life Insurance Company, incorporated herein by reference to Registrant’s Post-Effective Amendment No. 4, filed on April 23, 2013 (File Nos. 333-183048 and 811-08664).

9	Opinion and Consent of Counsel, attached hereto.

10.	Consent of Independent Registered Public Accounting Firm, attached hereto.

11.	Not Applicable.

12.	Not Applicable.

Item 25. Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor

Richard D. Ash	Senior Vice President, Chief Actuary & Appointed Actuary
1 Corporate Way
Lansing, MI 48951

Steve P. Binioris	Senior Vice President
1 Corporate Way
Lansing, MI 48951

Michele M. Binkley	Vice President
1 Corporate Way
Lansing, MI 48951

Dennis A. Blue	Vice President
1 Corporate Way
Lansing, MI 48951

Barrett M. Bonemer	Vice President
1 Corporate Way
Lansing, MI 48951

Jeff R. Borton	Vice President
1 Corporate Way
Lansing, MI 48951

David L. Bowers	Vice President
300 Innovation Drive
Franklin, TN 37067

John H. Brown	Vice President
1 Corporate Way
Lansing, MI 48951

James T. Carter	Vice President
1 Corporate Way
Lansing, MI 48951

Michael A. Costello	Senior Vice President, Treasurer & Controller
1 Corporate Way
Lansing, MI 48951

James B. Croom	Vice President
1 Corporate Way
Lansing, MI 48951

Charles F. Field, Jr.	Vice President
300 Innovation Drive
Franklin, TN 37067

Dana R. Malesky Flegler	Vice President
1 Corporate Way
Lansing, MI 48951

Devkumar D. Ganguly	Vice President
1 Corporate Way
Lansing, MI 48951

James D. Garrison	Vice President
1 Corporate Way
Lansing, MI 48951

Julia A. Goatley	Senior Vice President, Chief Compliance & Governance Officer
1 Corporate Way	& Assistant Secretary
Lansing, MI 48951

John A. Gorgenson, Jr.	Vice President
1 Corporate Way
Lansing, MI 48951

John K. Haack	Vice President
1 Corporate Way
Lansing, MI 48951

Robert W. Hajdu	Vice President
1 Corporate Way
Lansing, MI 48951

Laura L. Hanson	Vice President
1 Corporate Way
Lansing, MI 48951

Robert L. Hill	Vice President
1 Corporate Way
Lansing, MI 48951

Thomas P. Hyatte	Senior Vice President, Chief Risk Officer & Director
1 Corporate Way
Lansing, MI 48951

Clifford J. Jack	Executive Vice President & Head of Retail
7601 Technology Way
Denver, CO 80237

Toni L. Klus	Vice President
1 Corporate Way
Lansing, MI 48951

Scott Klus	Vice President
1 Corporate Way
Lansing, MI 48951

Leandra R. Knes	Director
225 W. Wacker Drive
Suite 1200
Chicago, IL 60606

Richard C. Liphardt	Vice President
1 Corporate Way
Lansing, MI 48951

Machelle A. McAdory	Senior Vice President
1 Corporate Way
Lansing, MI 48951

Diahn M. McHenry	Vice President
5913 Executive Drive
Lansing, MI 48911

Thomas J. Meyer	Senior Vice President,
1 Corporate Way	General Counsel & Secretary
Lansing, MI 48951

Dean M. Miller	Vice President
300 Connell Drive
Suite 2100
Berkeley Heights, NJ 07922

Keith R. Moore	Senior Vice President
1 Corporate Way
Lansing, MI 48951

Jacky Morin	Vice President
300 Connell Drive
Suite 2100
Berkeley Heights, NJ 09722

P. Chad Myers	Executive Vice President, Chief Financial Officer & Director
1 Corporate Way
Lansing, MI 48951

Russell E. Peck	Vice President
1 Corporate Way
Lansing, MI 48951

Laura L. Prieskorn	Senior Vice President & Chief Administration Officer
1 Corporate Way
Lansing, Michigan 48951

Dana S. Rapier	Vice President
5913 Executive Drive
Lansing, MI 48911

William R. Schulz	Vice President
1 Corporate Way
Lansing, MI 48951

Muhammad S. Shami	Vice President
1 Corporate Way
Lansing, MI 48951

James R. Sopha	Chief Operating Officer & Director
1 Corporate Way
Lansing, MI 48951

Kenneth H. Stewart	Senior Vice President
1 Corporate Way
Lansing, MI 48951

Heather R. Strang	Vice President
1 Corporate Way
Lansing, MI 48951

Marcia L. Wadsten	Vice President
1 Corporate Way
Lansing, MI 48951

Bonnie G. Wasgatt	Senior Vice President & Chief Information Officer
1 Corporate Way
Lansing, MI 48951

Michael A. Wells	President, Chief Executive Officer & Chairman
300 Innovation Drive
Franklin, TN 37067

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

The Registrant is a separate account of Jackson National Life Insurance Company (“Depositor”), a stock life insurance company organized under the laws of the state of Michigan.  The Depositor is a wholly owned subsidiary of Brooke Life Insurance Company and is ultimately a wholly owned subsidiary of Prudential plc (London, England), a publicly traded life insurance company in the United Kingdom.

The organizational chart for Prudential plc indicates those persons who are controlled by or under common control with the Depositor. No person is controlled by the Registrant.

The organizational chart for Prudential plc is incorporated herein by reference to Exhibit 26 of Post-Effective Amendment No. 9, filed on April 21, 2014 (File Nos. 333-183048 and 811-08664).

Item 27. Number of Contract Owners

Not applicable at this time.

Item 28. Indemnification

Provision is made in the Company's Amended By-Laws for indemnification by the Company of any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or Investigative action by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceedings, to the extent and under the circumstances permitted by the General Corporation Law of the State of Michigan.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

a)
Jackson National Life Distributors LLC acts as general distributor for the Jackson National Separate Account - I.  Jackson National Life Distributors LLC also acts as general distributor for the Jackson National Separate Account III, the Jackson National Separate Account IV, the Jackson National Separate Account V, the JNLNY Separate Account I, the JNLNY Separate Account II, the JNLNY Separate Account IV, the Jackson Sage Variable Annuity Account A, the Jackson Sage Variable Life Account A, the Jackson SWL Variable Annuity Fund I, the JNL Series Trust, JNL Variable Fund LLC, JNL Investors Series Trust, and Curian Variable Series Trust.

b)	Directors and Officers of Jackson National Life Distributors LLC:

Name and Business Address	Positions and Offices with Underwriter

Greg Cicotte	Manager, President & Chief Executive Officer
7601 Technology Way
Denver, CO 80237

Michael A. Costello	Manager
1 Corporate Way
Lansing, MI 48951

Clifford J. Jack	Manager
7601 Technology Way
Denver, CO 80237

Thomas P. Hyatte	Manager
1 Corporate Way
Lansing, MI 48951

Thomas J. Meyer	Manager & Secretary
1 Corporate Way
Lansing, MI 48951

Stephen M. Ash	Vice President
7601 Technology Way
Denver, CO 80237

Jeffrey Bain	Vice President
7601 Technology Way
Denver, CO 80237

Brad Baker	Vice President
7601 Technology Way
Denver, CO 80237

James Bossert	Senior Vice President
7601 Technology Way
Denver, CO 80237

Tori Bullen	Senior Vice President
7601 Technology Way
Denver, CO 80237

Bill J. Burrow	Senior Vice President
7601 Technology Way
Denver, CO 80237

Maura Collins	Executive Vice President, Chief Financial Officer & FinOP
7601 Technology Way
Denver, CO 80237

Julia A. Goatley	Assistant Secretary
1 Corporate Way
Lansing, MI 48951

Luis Gomez	Vice President
7601 Technology Way
Denver, CO 80237

Kevin Grant	Senior Vice President
7601 Technology Way
Denver, CO 80237

Elizabeth Griffith	Vice President
300 Innovation Drive
Franklin, TN 37067

Thomas Hurley	Senior Vice President
7601 Technology Way
Denver, CO 80237

Mark Jones	Vice President
7601 Technology Way
Denver, CO 80237

Jim Livingston	Executive Vice President, Operations
7601 Technology Way
Denver, CO 80237

Doug Mantelli	Vice President
7601 Technology Way
Denver, CO 80237

Jack Mishler	Senior Vice President
7601 Technology Way
Denver, CO 80237

Steven O’Connor	Vice President
7601 Technology Way
Denver, CO 80237

Allison Pearson	Vice President
7601 Technology Way
Denver, CO 80237

Jeremy D. Rafferty	Vice President
7601 Technology Way
Denver, CO 80237

Alison Reed	Senior Vice President
7601 Technology Way
Denver, CO 80237

Kristan L. Richardson	Assistant Secretary
1 Corporate Way
Lansing, MI 48951

Scott Romine	Executive Vice President, National Sales Manager
7601 Technology Way
Denver, CO 80237

Marilynn Scherer	Vice President
7601 Technology Way
Denver, CO 80237

Kathleen Schofield	Vice President
7601 Technology Way
Denver, CO 80237

Daniel Starishevsky	Senior Vice President
7601 Technology Way
Denver, CO 80237

Ryan Strauser	Vice President
7601 Technology Way
Denver, VO 80237

Brian Sward	Vice President
7601 Technology Way
Denver, CO 80237

Jeremy Swartz	Vice President
7601 Technology Way
Denver, CO 80237

Robin Tallman	Vice President & Controller
7601 Technology Way
Denver, CO 80237

Katie Turner	Vice President
7601 Technology Way
Denver, CO 80237

Brad Whiting	Vice President
7601 Technology Way
Denver, CO 80237

Daniel Wright	Senior Vice President & Chief Compliance Officer
7601 Technology Way
Denver, CO 80237

Phil Wright	Vice President
7601 Technology Way
Denver, CO 80237

 (c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Jackson National Life Distributors LLC	Not Applicable	Not Applicable	Not Applicable	Not Applicable

Item. 30. Location of Accounts and Records

Jackson National Life Insurance Company
1 Corporate Way
Lansing, Michigan 48951

Jackson National Life Insurance Company
Institutional Marketing Group Service Center
1 Corporate Way
Lansing, Michigan 48951

Jackson National Life Insurance Company
7601 Technology Way
Denver, Colorado 80237

Jackson National Life Insurance Company
225 West Wacker Drive, Suite 1200
Chicago, IL  60606

Item. 31. Management Services

Not Applicable.

Item. 32. Undertakings and Representations

a)
Jackson National Life Insurance Company hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b)
Jackson National Life Insurance Company hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

c)
Jackson National Life Insurance Company hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

d)
Jackson National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company.

e)
The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986 as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRS Section 403(b)(11).

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 21st day of April, 2014.

Jackson National Separate Account - I
(Registrant)

Jackson National Life Insurance Company

By:   /s/ Thomas J. Meyer
Thomas J. Meyer
Senior Vice President, General Counsel
and Secretary

Jackson National Life Insurance Company
(Depositor)

By:    /s/ Thomas J. Meyer
Thomas J. Meyer
Senior Vice President, General Counsel
and Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

*	April 21, 2014
Michael A. Wells, President, Chief
Executive Officer, Director and Chairman

*	April 21, 2014
James R. Sopha, Chief Operating Officer
and Director

*	April 21, 2014
P. Chad Myers, Executive Vice President, Chief Financial Officer and Director

*	April 21, 2014
Michael A. Costello, Senior Vice President,
Treasurer and Controller

*	April 21, 2014
Leandra R. Knes, Director

*	April 21, 2014
Thomas P. Hyatte, Senior Vice President, Chief Risk Officer and Director

* By:    /s/ Thomas J. Meyer
Thomas J. Meyer, as Attorney-in-Fact,
pursuant to Power of Attorney filed herewith.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of JACKSON NATIONAL LIFE INSURANCE COMPANY (the Depositor), a Michigan corporation, hereby appoint Michael A. Wells, P. Chad Myers, Thomas J. Meyer, Patrick W. Garcy, Susan S. Rhee, and Anthony L. Dowling (each with power to act without the others) his/her attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his/her name, place and stead, in any and all capacities, to sign applications and registration  statements,  and any and all amendments, with power to affix the corporate seal and to attest it, and to file the applications, registration statements, and amendments, with all exhibits and  requirements, in accordance with the Securities Act of 1933, the Securities and Exchange Act of 1934, and/or the Investment Company Act of 1940.  This Power of Attorney concerns Jackson National Separate Account - I (File Nos. 033-82080, 333-70472, 333-73850, 333-118368, 333-119656, 333-132128, 333-136472, 333-155675, 333-172874, 333-172875, 333-172877, 333-175718, 333-175719, 333-176619, 333-178774, 333-183048, 333-183049, 333-183050, and 333-192971), Jackson National Separate Account III (File No. 333-41153), Jackson National Separate Account IV (File Nos. 333-108433 and 333-118131), and Jackson National Separate Account V (File No. 333-70697), as well as any future separate account(s) and/or future file number(s) within any separate account(s) that the Depositor establishes through which securities, particularly variable annuity contracts and variable universal life insurance policies, are to be offered for sale.  The undersigned grant to each attorney-in-fact and agent full authority to take all necessary actions to effectuate the above as fully, to all intents and purposes, as he/she could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, may lawfully do or cause to be done by virtue hereof.  This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney effective as of the 31st day of March, 2014.

/s/ MICHAEL A. WELLS
_____________________________________________
Michael A. Wells, President, Chief Executive Officer, Chairman and Director

/s/ JAMES R. SOPHA
_____________________________________________
James R. Sopha, Chief Operating Officer and Director

/s/ P. CHAD MYERS
_____________________________________________
P. Chad Myers, Executive Vice President, Chief Financial Officer and Director

/s/ THOMAS P. HYATTE
_____________________________________________
Thomas P. Hyatte, Senior Vice President, Chief Risk Officer and Director

/s/ MICHAEL A. COSTELLO
_____________________________________________
Michael A. Costello, Senior Vice President, Treasurer and Controller

/s/ LEANDRA R. KNES
_____________________________________________
Leandra R. Knes, Director

EXHIBIT LIST

Exhibit No.                      Description

5.

b.	Form of the Elite Access Brokerage Edition Individual Variable and Fixed Annuity Application (V7873 04/14).

9.	Opinion and Consent of Counsel.

10.	Consent of Independent Registered Public Accounting Firm.